Filed pursuant to Rule 424(b)(3)
Registration No. 333-213776

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear F.N.B. Corporation Shareholders and Yadkin Financial Corporation Shareholders:

On July 20, 2016, F.N.B. Corporation, or F.N.B., and Yadkin Financial Corporation, or Yadkin, entered into an Agreement and Plan of Merger that provides for the combination of the two companies. This combination will take place by merging Yadkin with and into F.N.B., with F.N.B. being the surviving corporation. We refer to this combination as the “merger,” and the Agreement and Plan of Merger as the “merger agreement.”

If the merger is completed, Yadkin will cease to exist as a separate corporation and Yadkin shareholders will no longer own common shares of Yadkin. The merger will cause each outstanding share of Yadkin voting common stock to automatically convert into the right to receive merger consideration from F.N.B. consisting of 2.16 shares of F.N.B. common stock and cash in lieu of any fractional shares of F.N.B. common stock. The 2.16 exchange ratio is fixed and is not subject to adjustment based on changes in the market prices of F.N.B. or Yadkin voting common stock. The merger agreement also provides for merger consideration to be payable in respect of the Yadkin non-voting common stock; however, as of August 19, 2016, all outstanding shares of Yadkin non-voting common stock have converted into an equivalent number of shares of Yadkin voting common stock pursuant to the articles of incorporation of Yadkin. Based on the number of shares of Yadkin voting common stock that were outstanding or reserved for issuance under outstanding Yadkin stock option awards as of October 12, 2016, F.N.B. estimates that it will need to issue, or reserve for issuance, 112,200,000 shares of its common stock in the aggregate to pay the merger consideration under the merger agreement. After completion of the merger, it is expected that F.N.B. shareholders will, as a group, own approximately 65.3% of the surviving corporation and Yadkin shareholders will, as a group, own approximately 34.7% of the surviving corporation.

The joint proxy statement/prospectus which accompanies this letter contains important information about the special meeting of Yadkin shareholders, the special meeting of F.N.B. shareholders, the merger, the documents related to the merger and other related matters.  Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 22, for a discussion of the risks relating to the proposed merger. You also can obtain information about F.N.B. and Yadkin from the documents that each has filed with the Securities and Exchange Commission.

Each of the boards of directors of F.N.B. and Yadkin has unanimously approved the merger and the merger agreement. However, F.N.B. and Yadkin cannot complete the merger, and the merger consideration cannot be paid by F.N.B., unless (1) F.N.B. shareholders approve the issuance of F.N.B. common stock in the merger and (2) Yadkin shareholders approve the adoption of the merger agreement and the merger.

F.N.B. shareholders are cordially invited to attend a special meeting of the shareholders of F.N.B. to be held on December 9, 2016 at the SpringHill Suites Marriott, Clemente Room, 223 Federal Street, Pittsburgh, Pennsylvania 15212, at 10:00 a.m. Eastern Time; and Yadkin shareholders are cordially invited to attend a special meeting of the shareholders of Yadkin to be held on December 9, 2016 at Raleigh Marriott Crabtree Valley, 4500 Marriott Drive, Raleigh, North Carolina 27612, at 10:00 a.m. Eastern Time. Please take the time to cast your vote at your special meeting, whether by proxy or in person. Every shareholder’s vote is important, regardless of the number of shares you own.

At the F.N.B. special meeting, F.N.B. shareholders will be asked to vote on (1) a proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement, and (2) a proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the F.N.B. stock issuance proposal. F.N.B.’s entire board of directors unanimously determined that the merger agreement and the transactions described in the merger agreement, including the merger and the issuance of shares of F.N.B. common stock in the merger, are in the best interests of F.N.B. shareholders and unanimously recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement and “FOR” approval of one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the F.N.B. stock issuance proposal.

At the Yadkin special meeting, Yadkin shareholders will be asked to vote on (1) a proposal to approve the adoption of the merger agreement and the merger, (2) a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Yadkin’s named executive officers that is based on or otherwise relates to the merger, and (3) a proposal to approve one or more adjournments of the Yadkin special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. Yadkin’s entire board of directors unanimously determined that the merger agreement and the transactions described in the merger agreement, including the merger, are advisable and in the best interests of Yadkin and its shareholders, and unanimously recommends that Yadkin shareholders vote “FOR” approval of the adoption of the merger agreement and the merger, “FOR” the approval, on an advisory (non-binding) basis, of the compensation that will or may be paid to Yadkin’s named executive officers that is based on or otherwise relates to the merger, and “FOR” approval of one or more adjournments of the Yadkin special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the merger agreement and the merger.

Please be aware that, although the number of shares of F.N.B. common stock that Yadkin shareholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of F.N.B. common stock and will not be known at the time of the Yadkin and F.N.B. special meetings. Based on the closing price of F.N.B. common stock on the New York Stock Exchange, or NYSE, on July 20, 2016, the last trading day before public announcement of the merger, the 2.16 exchange ratio represented approximately $28.51 in value for each share of Yadkin voting common stock. Based on F.N.B.’s closing price on October 12, 2016, of $12.50, the 2.16 exchange ratio represented approximately $27.00 in value for each share of Yadkin voting common stock. We urge you to obtain current market quotations for F.N.B. common stock (trading symbol “FNB”) and Yadkin voting common stock (trading symbol “YDKN”). Yadkin’s board of directors is entitled, under certain circumstances, to terminate the merger agreement based on a decline in the market price of F.N.B. common stock relative to the market price of such stock prior to the date of the merger agreement and relative to the performance of the SNL Mid Cap U.S. Bank Index, a market index comprised of bank holding company stocks. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 121 of the accompanying joint proxy statement/prospectus.

Again, we encourage every F.N.B. shareholder and every Yadkin shareholder to vote. Whether or not you plan to attend your special meeting, please take the time to vote your shares in accordance with the instructions contained in this joint proxy statement/prospectus.

We look forward to seeing you at your special meeting and to the future, successful combination of our respective banking institutions.

Sincerely,

Vincent J. Delie, Jr.	Scott M. Custer
President and Chief Executive Officer	President and Chief Executive Officer
F.N.B. Corporation	Yadkin Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the F.N.B. common stock to be issued pursuant to this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Shares of F.N.B. common stock are not savings or deposit accounts or other obligations of any bank or savings association, and the shares of F.N.B. common stock are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is October 17, 2016, and it is first being mailed or otherwise delivered to the shareholders of F.N.B. and Yadkin on or about October 21, 2016.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by F.N.B. Corporation, constitutes a prospectus of F.N.B. Corporation under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of F.N.B. Corporation common stock to be issued to shareholders of Yadkin Financial Corporation pursuant to the Agreement and Plan of Merger between F.N.B. and Yadkin, dated as of July 20, 2016. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), and a notice of meeting with respect to the special meeting of shareholders of F.N.B. Corporation and the special meeting of shareholders of Yadkin Financial Corporation.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated October 17, 2016. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to shareholders of F.N.B. and Yadkin nor the issuance by F.N.B. Corporation of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding F.N.B. has been provided by F.N.B. Corporation and information contained in this document regarding Yadkin has been provided by Yadkin Financial Corporation.

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about F.N.B. Corporation and Yadkin Financial Corporation from documents filed with or furnished to the U.S. Securities and Exchange Commission, or the SEC, which are not included in or delivered with this document. We have listed the documents containing this information on page 143 of this joint proxy statement/prospectus.

You can obtain any of the documents that F.N.B. and Yadkin have filed with or furnished to the SEC from the SEC’s website at http://www.sec.gov. This information is also available to you without charge upon your written or oral request. To request copies of any of the documents which F.N.B. and Yadkin incorporate by reference in this joint proxy statement/prospectus, shareholders may contact F.N.B. or Yadkin, as applicable, at the address or telephone number given for the company below.

F.N.B. CORPORATION	YADKIN FINANCIAL CORPORATION

One North Shore Center 12 Federal Street Pittsburgh, Pennsylvania 15212 Attention: James G. Orie, Chief Legal Officer Telephone: (724) 983-3435	3600 Glenwood Avenue, Suite 300 Raleigh, North Carolina 27612 Attention: Terry Earley, Chief Financial Officer Telephone: (919) 659-9015

You will not be charged for any of these documents that you request. In order to receive timely delivery of the documents in advance of the special meeting, you should make your request to F.N.B. or Yadkin, as the case may be, no later than December 2, 2016.

If you have questions about the merger or the special meeting of either F.N.B. or Yadkin, would like additional copies of this document or proxy cards, or need any other information related to the proxy solicitations, you may also contact:

•	Laurel Hill Advisory Group, LLC, the proxy solicitor retained by F.N.B., at (516) 396-7901; or

•	Georgeson Inc., the proxy solicitor retained by Yadkin, at (866) 431-2094.

See “Where You Can Find More Information” on page 143 of this joint proxy statement/prospectus for more details.

One North Shore Center

12 Federal Street

Pittsburgh, Pennsylvania 15212

(800) 555-5455

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 9, 2016

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of F.N.B. Corporation will be held at 10:00 a.m., Eastern Time, on December 9, 2016, at the SpringHill Suites Marriott, Clemente Room, 223 Federal Street, Pittsburgh, Pennsylvania 15212, to consider and vote upon the following matters:

(1)	Approval of the issuance of F.N.B. common stock pursuant to the Agreement and Plan of Merger, dated as of July 20, 2016, between F.N.B. Corporation and Yadkin Financial Corporation (the “F.N.B. stock issuance proposal”); and

(2)	Approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the F.N.B. stock issuance proposal (the “F.N.B. adjournment proposal”).

We have fixed the close of business on October 12, 2016 as the record date for the F.N.B. special meeting. Only F.N.B. common shareholders of record at that time are entitled to notice of, and to vote at, the F.N.B. special meeting or any adjournment or postponement of the special meeting. Approval of each proposal will require the affirmative vote of the holders of a majority of the votes cast by the F.N.B. shareholders entitled to vote on that matter. F.N.B. will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

F.N.B.’s board of directors has approved the merger agreement and the merger and determined that the merger agreement and the merger are fair to and in the best interests of F.N.B. and its shareholders, and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement and “FOR” approval of the F.N.B. adjournment proposal.

It is important that your shares be represented and voted at our special meeting. We cannot complete the merger unless F.N.B. shareholders approve the F.N.B. stock issuance proposal. Whether or not you expect to attend our special meeting in person, please vote as soon as possible. If you hold stock in your name as a shareholder of record of F.N.B., please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided or vote via the Internet at www.envisionreports.com/fnb or by telephone at 1-800-652-8683. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by your bank or broker.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the proposed F.N.B. stock issuance pursuant to the merger agreement, documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including the documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

BY ORDER OF OUR BOARD OF DIRECTORS,

James G. Orie, Corporate Secretary

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 9, 2016

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Yadkin Financial Corporation will be held at 10:00 a.m., Eastern Time, on December 9, 2016, at Raleigh Marriott Crabtree Valley, 4500 Marriott Drive, Raleigh, NC 27612, to consider and vote upon the following matters:

1.	Approval of the adoption of the Agreement and Plan of Merger, dated as of July 20, 2016, between F.N.B. Corporation and Yadkin Financial Corporation and approval of the merger of Yadkin with and into F.N.B.;

2.	Approval by an advisory (non-binding) vote, of certain compensation arrangements in connection with the proposed merger for Yadkin’s named executive officers; and

3.	Approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the agreement and plan of merger.

The board of directors of Yadkin has carefully considered the terms of the merger agreement and the transactions contemplated by the agreement and believes that the proposed merger and merger consideration are fair to and in the best interests of Yadkin. The entire board of directors of Yadkin has unanimously approved adoption of the merger agreement and the merger and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement and merger, “FOR” the proposal to approve the merger-related executive compensation, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Your vote at the special meeting is very important to us. Whether or not you expect to attend the special meeting, you may submit your proxy using the Internet, using a toll free telephone number or by completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid envelope. This proxy will not be used if you are present at the meeting and desire to vote in person.

Yadkin’s board of directors has fixed the close of business on October 12, 2016 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. You are entitled to notice of and to vote your shares of common stock at our special meeting only if our records show that you owned the shares on the record date.

BY ORDER OF THE BOARD OF DIRECTORS,

Scott M. Custer, President and Chief Executive Officer

i

ii

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QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the F.N.B. special meeting or the Yadkin special meeting and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you. Additional important information about F.N.B., Yadkin and the proposed merger is also contained in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q.	What is the merger?

A.	F.N.B. and Yadkin have entered into an Agreement and Plan of Merger, or the merger agreement, that provides for the merger of Yadkin and F.N.B. The purpose of the merger is to combine the businesses and operations of Yadkin with those of F.N.B. In the merger, Yadkin will be merged with and into F.N.B., the separate corporate existence of Yadkin will cease, and F.N.B. will be the surviving corporation. If the merger is completed, all shares of Yadkin common stock will be cancelled. In exchange for cancellation of all shares of Yadkin common stock, F.N.B. is offering to pay Yadkin shareholders merger consideration consisting of 2.16 shares of F.N.B. common stock for each share of Yadkin common stock, and cash in lieu of any fractional shares of F.N.B. common stock. The merger agreement also contains the other terms of the merger and the conditions which must be satisfied to complete the merger. See “The Merger Agreement” for a summary of the merger agreement. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

In addition, in order to complete the combination of their businesses, F.N.B. and Yadkin agreed that their principal operating subsidiaries should merge with each other. Immediately after the merger between F.N.B. and Yadkin is completed, Yadkin Bank, the bank subsidiary of Yadkin, will merge with and into First National Bank of Pennsylvania, the bank subsidiary of F.N.B. As a result of this bank merger, the separate corporate existence of Yadkin Bank will cease, and First National Bank of Pennsylvania will continue as the surviving bank.

The merger between F.N.B. and Yadkin cannot be completed unless, among other things, Yadkin shareholders approve the adoption of the merger agreement and the merger, and F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement.

Q.	Why am I receiving this document?

A.	This document is being delivered to you because the Yadkin board of directors and the F.N.B. board of directors are jointly using this document as a proxy statement to solicit the proxies of the shareholders of Yadkin and F.N.B., respectively, for use at the special meetings to be held by Yadkin and F.N.B. The Yadkin board of directors has called a special meeting of Yadkin shareholders in order to obtain their approval of the adoption of the merger agreement and the merger and related matters. Similarly, the F.N.B. board of directors has called a special meeting of F.N.B. shareholders to obtain their approval of the issuance of F.N.B. common stock pursuant to the merger agreement.

This document also is a prospectus of F.N.B. pursuant to which F.N.B. is offering shares of its common stock to Yadkin shareholders in connection with the merger.

This joint proxy statement/prospectus contains important information about the merger, the merger agreement, the special meetings and other related matters. You should read this joint proxy statement/prospectus carefully. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.

Q.	What will holders of Yadkin voting common stock receive in the merger?

A.

Holders of Yadkin voting common stock will be entitled to receive merger consideration consisting of shares of F.N.B. common stock. Upon completion of the merger of Yadkin with and into F.N.B., each share of Yadkin voting common stock issued and outstanding immediately prior to that time (except for shares held in treasury by Yadkin and shares held by F.N.B. or subsidiaries of Yadkin or F.N.B. other than in a fiduciary capacity or as a result of debts previously contracted), will be converted into the right to receive 2.16 shares of F.N.B. common stock. F.N.B. will pay cash in lieu of issuing fractional shares of F.N.B. common stock.

Q.	What will holders of Yadkin non-voting common stock receive in the merger?

A.	At the time F.N.B. and Yadkin entered into the merger agreement, there were approximately 199,663 shares of Yadkin non-voting common stock outstanding (approximately 0.4% of all outstanding common stock, including both voting and non-voting shares). Accordingly, the merger agreement provides for holders of Yadkin non-voting common stock to receive merger consideration as well. As merger consideration, each holder of non-voting common stock would be entitled to choose to receive either (1) the same merger consideration as holders of Yadkin voting common stock (i.e., 2.16 shares of F.N.B. common stock in exchange for each share of Yadkin non-voting common stock and cash in lieu of any fractional shares of F.N.B. common stock), or (2) an amount in cash equal to the exchange ratio of 2.16 multiplied by F.N.B.’s 20-day trailing average closing price ending on and including the fifth such trading day prior to the closing date of the merger. Yadkin non-voting common stock is not listed on the NYSE or NASDAQ.

Currently, there no outstanding shares of Yadkin non-voting common stock. As of August 19, 2016, all shares of Yadkin non-voting common stock were converted into an equivalent number of shares of Yadkin voting common stock pursuant to Yadkin’s articles of incorporation. Under Yadkin’s articles of incorporation, each share of non-voting common stock is convertible into a share of voting common stock as long as certain conditions have been met, including that the holder must not be an affiliate of the person from whom the holder acquired the shares.

Because no shares of Yadkin non-voting common stock remain outstanding, references to “Yadkin common stock” in this document should be understood to mean the Yadkin voting common stock, par value $1.00 per share.

Q.	What will F.N.B. shareholders receive in the merger?

A.	Upon completion of the merger of Yadkin with and into F.N.B., F.N.B. shareholders will not receive any merger consideration and will continue to hold the shares of F.N.B. common stock that they currently hold.

Q.	What is the value of the merger consideration that Yadkin shareholders will receive?

A.	Although the number of shares of F.N.B. common stock being offered to Yadkin shareholders as merger consideration is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is completed, based upon the market value of a share of F.N.B. common stock. The market price of F.N.B. common stock may change at any time. Consequently, the total dollar value of the F.N.B. common stock that Yadkin shareholders receive upon completion of the merger may be significantly higher or lower than its value as of the date of this joint proxy statement/prospectus.

Based on the closing stock price of F.N.B. common stock on the NYSE on July 20, 2016, the last trading day before public announcement of the merger, of $13.20, and the exchange ratio of 2.16, the value of the per share merger consideration would be $28.51 for each share of Yadkin voting common stock. Based on F.N.B.’s estimate that the maximum number of shares of F.N.B. common stock issuable in the merger is 112,200,000 shares, the aggregate value of the merger consideration payable to Yadkin shareholders would be approximately $1.48 billion.

Using the closing stock price of F.N.B. common stock on the NYSE on October 12, 2016, the latest practicable date before the mailing of this joint proxy statement/prospectus, of $12.50, and the exchange ratio of 2.16, the value of the per share merger consideration would be $27.00 for each share of Yadkin voting common stock. Based on F.N.B.’s estimate that the maximum number of shares of F.N.B. common stock issuable in the merger is 112,200,000 shares, the aggregate value of the merger consideration payable to Yadkin shareholders would be approximately $1.4 billion.

The maximum number of shares of F.N.B. common stock issuable in the merger was determined by aggregating (1) the number of shares of Yadkin voting common stock outstanding and reserved for issuance under Yadkin’s various equity plans and (2) the number of shares of Yadkin voting common stock held in the rabbi trust established by Yadkin to cover obligations potentially payable under the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan and as contingent merger consideration to former shareholders of Piedmont Community Bank Holdings, Inc.

We urge you to obtain current market quotations for F.N.B. common stock and Yadkin voting common stock. We can provide no assurance as to future prices of F.N.B. common stock or Yadkin voting common stock. Any fluctuation in the market price of F.N.B. common stock after the date of this joint proxy statement/prospectus will change the value of the shares of F.N.B. common stock that Yadkin shareholders will receive.

Q.	What happens if a Yadkin shareholder is eligible to receive a fraction of a share of F.N.B. common stock as part of the per share merger consideration?

A.	If the aggregate number of shares of F.N.B. common stock that a Yadkin shareholder is entitled to receive as part of the per share merger consideration includes a fraction of a share of F.N.B. common stock, the shareholder will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Treatment of Yadkin Common Stock” on page 106 of this joint proxy statement/prospectus.

Q.	What will holders of Yadkin stock options or restricted stock awards receive in the merger?

A.	Stock Option Awards. Upon completion of the merger, each outstanding Yadkin stock option will be converted automatically into an option to purchase a number of shares of F.N.B. common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying the number of shares of Yadkin common stock subject to the option and the exchange ratio of 2.16. The per share exercise price (rounded up to the nearest whole cent) of the converted option will be equal to the per share exercise price under the Yadkin stock option divided by the exchange ratio of 2.16. The converted stock options otherwise will continue to be subject to the same terms and conditions which applied immediately before the completion of the merger.

Restricted Stock Awards. Upon completion of the merger, each outstanding Yadkin restricted stock award will become fully vested and will be converted into the right to receive, without interest, 2.16 shares of F.N.B. common stock for each share of Yadkin common stock subject to the award and cash in lieu of any fractional shares of F.N.B. common stock.

Q.	What will participants in the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan receive in the merger?

A.	F.N.B. and Yadkin have agreed the merger will constitute a “Change of Control” as defined in the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan. Immediately before the merger occurs, Yadkin will cause all amounts due to plan participants and, if applicable, their beneficiaries, to be paid in shares of Yadkin voting common stock, and will cause any remaining shares of Yadkin voting common stock held by the rabbi trust established under the related Rabbi Trust Agreement, made as of July 4, 2014, by and between Yadkin and U.S. Bank National Association, to be distributed to legacy stockholders of Piedmont Community Bank Holdings, Inc. pursuant to the terms of the Rabbi Trust Agreement. Upon completion of the merger, the shares of voting common stock issued or distributed by Yadkin pursuant to the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan and the Rabbi Trust Agreement will be converted into the right to receive an amount of shares of F.N.B. common stock based on the 2.16 exchange ratio, in the same manner as all other shares of Yadkin voting common stock.

Q.	What will happen to Yadkin as a result of the merger?

A.	If the merger is completed, Yadkin will be merged with and into F.N.B., with F.N.B. surviving the merger as the surviving corporation. Following the merger, Yadkin will cease to exist by operation of law and will no longer be a publicly held company. Yadkin shareholders will no longer own an interest in Yadkin. Following the merger, Yadkin voting common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Q.	What equity stake will Yadkin shareholders hold in F.N.B. immediately following the merger?

A.	Based on the number of issued and outstanding shares of F.N.B. common stock and Yadkin voting common stock as of October 12, 2016, and based on the exchange ratio of 2.16, without giving effect to any shares of F.N.B. common stock held by Yadkin shareholders prior to the merger, holders of shares of Yadkin voting common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 34.7% of the shares of F.N.B. common stock that are issued and outstanding immediately following the completion of the merger.

Q.	When will the merger be completed?

A.	If Yadkin shareholders approve adoption of the merger agreement and the merger and F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement, the parties currently expect the merger will be completed during the first quarter of 2017. Neither Yadkin nor F.N.B. can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger—Regulatory Approvals Required for the Merger and the Bank Merger” beginning on page 101.

Q.	What am I being asked to vote on?

A.	Yadkin shareholders are being asked to vote on the following proposals:

(1)	To approve the adoption of the merger agreement, a copy of which is attached as Appendix A to this document, and the merger (we refer to this proposal as the “Yadkin merger proposal”);

(2)	To approve, by an advisory (non-binding) vote, certain compensation arrangements in connection with the proposed merger for Yadkin’s named executive officers, as discussed under the section titled “The Merger—Interests of Yadkin’s Directors and Executive Officers in the Merger” beginning on page 91 (we refer to this proposal as the “Yadkin compensation proposal”); and

(3)	To approve one or more adjournments of the Yadkin special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the Yadkin special meeting to approve the Yadkin merger proposal (we refer to this proposal as the “Yadkin adjournment proposal”).

Yadkin will transact no other business at the Yadkin special meeting, except for business properly brought before the Yadkin special meeting or any adjournment or postponement thereof.

F.N.B. shareholders are being asked to vote on the following proposals:

(1)	To approve the issuance of F.N.B. common stock, par value $0.01 per share, pursuant to the merger agreement (we refer to this proposal as the “F.N.B. stock issuance proposal”); and

(2)	To approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the F.N.B. stock issuance proposal (we sometimes refer to this proposal as the “F.N.B. adjournment proposal”).

F.N.B. will transact no other business at the F.N.B. special meeting, except for business properly brought before the F.N.B. special meeting or any adjournment or postponement thereof.

The merger cannot be completed unless both the Yadkin merger proposal and the F.N.B. stock issuance proposal are approved by the Yadkin shareholders and the F.N.B. shareholders, respectively.

Q.	How does the Yadkin board of directors recommend that Yadkin shareholders vote at their special meeting?

A.	The Yadkin board of directors unanimously recommends that you vote “FOR” the Yadkin merger proposal, “FOR” the Yadkin compensation proposal, and “FOR” the Yadkin adjournment proposal.

Q.	How does the F.N.B. board of directors recommend that F.N.B. shareholders vote at their special meeting?

A.	The F.N.B. board of directors recommends that you vote “FOR” the F.N.B. stock issuance proposal and “FOR” the F.N.B. adjournment proposal.

Q.	When and where will the special meetings be held?

A.	The Yadkin special meeting will be held at Raleigh Marriott Crabtree Valley, 4500 Marriott Drive, Raleigh, NC 27612 on December 9, 2016, at 10:00 a.m. Eastern Time.

The F.N.B. special meeting will be held at the SpringHill Suites Marriott, Clemente Room, 223 Federal Street, Pittsburgh, Pennsylvania 15212 on December 9, 2016, at 10:00 a.m. Eastern Time.

Q.	What are the record dates for the Yadkin special meeting and the F.N.B. special meeting?

A.	The record date for the Yadkin special meeting is October 12, 2016.

The record date for the F.N.B. special meeting is October 12, 2016.

Q.	What do I need to do now?

A.	You should first carefully read this joint proxy statement/prospectus, including the appendices and the documents that F.N.B. and Yadkin incorporate by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 143 of this joint proxy statement/prospectus for information about documents incorporated by reference. After you have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. Deadlines for voting through the Internet or by telephone and other information about voting may be found in the enclosed proxy card instructions.

Q.	How do I vote?

A.	If you are a shareholder of record of F.N.B. as of October 12, 2016, which is referred to as the F.N.B. record date, or a shareholder of record of Yadkin as of October 12, 2016, which is referred to as the Yadkin record date, you may vote your shares of common stock of F.N.B. or Yadkin, as applicable, on the matters presented at your special meeting by any of the following methods:

•	via the Internet—visit the website shown on your proxy card to vote via the Internet;

•	by telephone—call the toll-free number shown on your proxy card to vote by telephone; or

•	by mail—sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope to vote by mail; or

•	in person—attend the special meeting and cast your vote there.

If you hold your shares in “street name” through a bank or broker, please refer to the instructions provided by your bank or broker regarding how to vote your shares. Please note that if your shares are held in “street name” and you wish to vote in person at the special meeting, you must obtain a “legal proxy” from your bank or broker.

Q.	If my shares of Yadkin or F.N.B. common stock are held in “street name” by my bank or broker, will my bank or broker vote my shares of common stock for me?

A.	No. If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote using the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold shares of common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, each of the proposals to be considered at the Yadkin special meeting and the F.N.B. special meeting is considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on any of the proposals that Yadkin and F.N.B. shareholders are being asked to consider.

The term “broker non-votes” refers to shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the special meeting, but with respect to which (1) the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and (2) the broker does not have discretionary voting power on such proposal. Because all of the proposals being considered at the Yadkin special meeting and the F.N.B. special meeting are non-routine, it is unlikely there will be any broker non-votes.

Q.	What is the quorum requirement for the Yadkin special meeting?

A.	The presence, in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Yadkin special meeting. Abstentions and broker non-votes (if any) will be counted for purposes of determining the presence of a quorum for all matters voted on at the Yadkin special meeting.

Q.	What is the quorum requirement for the F.N.B. special meeting?

A.	The presence, in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the F.N.B. special meeting. Abstentions and broker non-votes (if any) will be counted for purposes of determining the presence of a quorum for all matters voted on at the F.N.B. special meeting.

Q.	What vote is required to approve each proposal at the Yadkin special meeting?

A.	Yadkin merger proposal. The Yadkin merger proposal requires the affirmative vote of a majority of the outstanding shares of Yadkin voting common stock in order to be approved. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card, fail to vote in person at the Yadkin special meeting or fail to instruct your bank or broker how to vote with respect to one of these proposals, it will have the same effect as a vote “AGAINST” the Yadkin merger proposal.

Yadkin compensation proposal and Yadkin adjournment proposal. The Yadkin compensation proposal and the Yadkin adjournment proposal each require the affirmative vote of a majority of the votes cast at the meeting in order to be approved. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card, fail to vote in person at the Yadkin special meeting or fail to instruct your bank or broker how to vote with respect to one of these proposals, your shares will not be included in determining the total number of votes cast on these proposals and will have no effect on these proposals. The vote on the Yadkin compensation proposal is only advisory and will not be binding on Yadkin or the combined company that results from the merger.

Q.	What vote is required to approve each proposal at the F.N.B. special meeting?

A.	F.N.B. stock issuance proposal. In order to be approved, the F.N.B. stock issuance proposal must receive an affirmative vote by a majority of the votes cast by the shareholders entitled to vote on that matter, with abstentions being included in determining the total number of votes cast on the proposal. Therefore, if you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. By contrast, if you fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to the F.N.B. stock issuance proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

F.N.B. adjournment proposal. The F.N.B. adjournment proposal also requires approval by a majority of the votes cast by the shareholders entitled to vote on that matter, but abstentions will be excluded in determining the number of votes cast. Therefore, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to the F.N.B. adjournment proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

Q.	Are there any voting agreements in place with existing shareholders of Yadkin?

A.	Yes. In connection with the merger agreement, each director of Yadkin and Terry S. Earley (Executive Vice President and Chief Financial Officer of Yadkin) and Steven W. Jones (Executive Vice President and Chief Banking Officer of Yadkin) and Lightyear Fund II, L.P., Lightyear Co-Invest Partnership II, L.P., Trident IV Depository Holdings LLC and Trident IV PF Depository Holdings LLC, solely in their capacities as Yadkin shareholders, entered into voting agreements with F.N.B. In the voting agreements, each of these shareholders agreed to vote all shares of Yadkin common stock that they own of record or beneficially, and that they subsequently acquire, in favor of approval of the adoption of the merger agreement and the merger. As of October 12, 2016, there were 6,073,418 shares of Yadkin common stock subject to the voting agreements (excluding options), which represented approximately 11.74% of the outstanding shares of Yadkin common stock as of that date.

Q.	Are there any voting agreements in place with existing shareholders of F.N.B.?

A.	No. Yadkin has not entered into any voting agreements with existing shareholders of F.N.B. in connection with the F.N.B. stock issuance proposal or the merger.

Q.	What if my shares of F.N.B. common stock are held through a plan (i.e., the F.N.B. Corporation Progress Savings 401(k) Plan or the Baltimore County Savings Bank Employee Savings Plan)?

A.	If you participate in an employee stock ownership plan or 401(k) plan of F.N.B., you will receive a voting instruction card for each plan that reflects all shares you may vote under the plan.

If you hold shares of F.N.B. common stock through the F.N.B. Corporation Progress Savings 401(k) Plan or the Baltimore County Savings Bank Employee Savings Plan, you may vote by instructing the trustee of the plan pursuant to the voting instruction card that has been mailed with this joint proxy statement/prospectus to plan participants. The trustee will vote your shares in accordance with your completed and signed voting instruction card, provided that the trustee receives it by 3:00 a.m., Eastern Time, on December 6, 2016. If you do not return your voting instruction card before that time, the shares credited to your plan account will be voted by the trustee in the same proportion that it votes the shares for which it timely received voting instruction cards.

Q.	What if my shares of Yadkin common stock are held through the Yadkin Bank 401(k) Retirement Plan or the Newbridge Bank Employees’ 401(k) Plan?

A.	If your shares of Yadkin common stock are held through the Yadkin Bank 401(k) Retirement Plan or the Newbridge Bank Employees’ 401(k) Plan, the proxy card reflects the number of shares in your account under the applicable 401(k) plan, and the number of shares held of record directly by you. Shares held through the NewBridge Bank Employees’ 401(k) Plan will be voted by each participant of the NewBridge Bank Employees’ 401(k) plan in accordance with instructions received from the participant if such participant timely returns his or her proxy card or timely indicates his or her voting instructions pursuant to the Internet or telephone voting procedures. Your shares will not be voted if you do not return the proxy card. Shares held through the Yadkin Bank 401(k) Plan will be voted by the trustee of such plan.

Q.	What does it mean if I get more than one set of voting materials?

A.	It means you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What if I do not specify how I want to vote my shares on my proxy card?

A.	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the F.N.B. board of directors or the Yadkin board of directors with respect to that proposal, as applicable.

Q.	May I change my vote after I have voted?

A.	Yes. You may change your vote or revoke your proxy at any time before it is voted at the F.N.B. or Yadkin special meeting. To change your vote, you must return a new signed and completed proxy card bearing a later date by mail, or vote on a later date by Internet or telephone, according to the instructions on your proxy card. To revoke your proxy, you must send written notice of revocation to the corporate secretary of F.N.B. or Yadkin, as applicable. The presence at the special meeting of any shareholder who previously gave a proxy will not revoke that proxy unless the shareholder delivers his or her ballot in person at the special meeting or delivers a written revocation to the corporate secretary before the proxy is voted at the meeting. If you hold your shares in street name, you should follow the instructions of your bank or broker regarding the revocation of proxies. The mailing address of Yadkin’s corporate secretary is: Corporate Secretary, Yadkin Financial Corporation, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. The mailing address of F.N.B.’s corporate secretary is: Corporate Secretary, F.N.B. Corporation, One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212.

Q.	If I am a Yadkin shareholder, should I send in my Yadkin stock certificates now?

A.	No. Please do not send in your Yadkin stock certificates with your proxy. After the merger is completed, F.N.B.’s exchange agent will send you instructions for exchanging your Yadkin stock certificates for the merger consideration. See “The Merger Agreement—Exchange and Payment Procedures” beginning on page 108.

Q.	What should Yadkin shareholders do if they hold their shares of Yadkin common stock in book-entry form?

A.	You are not required to take any special additional actions if your shares of Yadkin common stock are held in book-entry form. After the completion of the merger, shares of Yadkin common stock held in book-entry form automatically will be exchanged for the merger consideration, including shares of F.N.B. common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger.

Q.	Whom should I contact if I cannot locate my Yadkin stock certificates?

A.	If you are unable to locate your original Yadkin stock certificate(s), you should contact Computershare Trust Company, N.A., Yadkin’s transfer agent, at P.O. Box 30170, College Station, TX 77842; telephone number (800) 368-5948.

Q.	What are the U.S. federal income tax consequences of the merger to Yadkin shareholders?

A.

Holders of Yadkin common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Yadkin common stock for shares of F.N.B. common stock in the merger, except with respect to any cash received instead of fractional shares of F.N.B. common stock. The obligations of F.N.B. and Yadkin to complete the merger are subject to, among other conditions described in this joint proxy statement/prospectus, the receipt by each of F.N.B. and Yadkin of the opinion of its counsel to the effect that the merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”).

You should read the section of this joint proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Merger” beginning on page 126 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q.	Why are Yadkin shareholders being asked to cast an advisory (non-binding) vote to approve the compensation payable to certain Yadkin officers in connection with the merger?

A.	Under SEC rules, Yadkin is required to seek an advisory (non-binding) vote with respect to compensation that will or may be paid by Yadkin to its named executive officers in connection with the completion of the merger.

Q.	What will happen if Yadkin shareholders do not approve the Yadkin compensation proposal at the special meeting?

A.	Approval of the compensation that will or may be paid to the named executive officers of Yadkin in connection with the merger is not a prerequisite to completion of the merger. The vote with respect to the compensation that will or may be paid to named executive officers in the merger is an advisory vote and will not be binding on Yadkin (or the combined company that results from the merger) regardless of whether the merger is approved. Since the compensation that will or may be paid or become payable to Yadkin’s named executive officers in connection with the merger is contractual, the compensation will or may be paid if the merger is completed regardless of the outcome of the advisory vote.

Q.	What happens if the merger is not completed?

A.	If the merger is not completed, Yadkin shareholders will not receive any shares of F.N.B. common stock, cash or any other consideration in exchange for their shares. Yadkin will remain an independent public company and its voting common stock will continue to be listed and traded on the NYSE.

Q.	Are Yadkin shareholders or F.N.B. shareholders entitled to dissenters’ rights or appraisal rights?

A.	No. Yadkin shareholders are not entitled to dissenters’ rights under North Carolina law; nor are F.N.B. shareholders entitled to dissenters’ rights under Pennsylvania law. For further information, see “The Merger —No Dissenters’ Rights or Appraisal Rights.”

Q.	Which state is F.N.B. incorporated in?

A.

F.N.B. is a corporation incorporated under the laws of Pennsylvania. At the time F.N.B. entered into the merger agreement, F.N.B. was a Florida corporation (i.e., its existence as a corporation was governed by the laws of Florida). During the first half of 2016, prior to entering into the merger agreement, the board of directors and shareholders of F.N.B. approved a Plan of Conversion providing for F.N.B. to change its state of incorporation, or redomesticate, from Florida to Pennsylvania. In the merger agreement, Yadkin agreed that F.N.B. would be permitted to proceed with the redomestication to Pennsylvania so long as (1) F.N.B. received, prior to completing the redomestication, a written opinion from its tax counsel, Reed Smith LLP, to the effect that the redomestication will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (2) the redomestication is not reasonably likely to impede or delay completion of the merger. F.N.B. received the required opinion from its tax counsel on August 26, 2016, and concluded that the redomestication was not reasonably likely to impede or delay completion of the merger. On August 29, 2016, F.N.B. filed the necessary documents with the Florida Secretary of State and the Pennsylvania Department of State to effect the redomestication, including articles of incorporation that reflect F.N.B.’s corporate existence under Pennsylvania law. As provided by those filings, the redomestication of F.N.B. from Florida to Pennsylvania became effective on August 30, 2016.

As a result of the redomestication, F.N.B. became organized under and subject to Pennsylvania law, but remains the same entity that existed before the redomestication, with the same legal existence without interruption. The redomestication did not cause any change in the business, physical location, management, assets, debts or liabilities of F.N.B. All individuals who served as directors, officers and employees of F.N.B. prior to the redomestication continue to serve in those capacities after the redomestication. The redomestication did not affect the trading of F.N.B.’s common stock or depositary shares on the NYSE, which continue to trade under the symbols “FNB” and “FNBPrE,” respectively. See “Comparison of Shareholders’ Rights” in this joint proxy statement/prospectus for a summary of the rights of F.N.B. shareholders under Pennsylvania law and the articles of incorporation and bylaws which were adopted by F.N.B. in connection with its redomestication.

Q.	Who can answer my questions about the merger and the special meeting?

A.	If you have additional questions about the merger or the special meeting, need assistance with submitting your proxy or would like to request additional copies of this document or the enclosed proxy card, you should contact the proxy solicitor for the company in which you hold shares.

If you are a F.N.B. shareholder, please call Laurel Hill Advisory Group, LLC, the proxy solicitor retained by F.N.B., at (516) 396-7901. If you are a Yadkin shareholder, you should contact Georgeson Inc., the proxy solicitor retained by Yadkin, at (866) 431-2094.

SUMMARY

This summary provides a brief overview of key aspects of the merger and the merger agreement; the Yadkin special meeting and the F.N.B. special meeting; and the proposed common stock issuance by F.N.B. in the merger. This summary contains the information that Yadkin and F.N.B. considered to be most significant. We encourage you to read carefully this entire joint proxy statement/prospectus and its appendices, as well as information incorporated into this joint proxy statement/prospectus, in order to understand the merger and the proposed common stock issuance by F.N.B. more fully. For information on how to obtain, free of charge, copies of documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” on page 143. Each item in this summary refers to the page of this joint proxy statement/prospectus on which the subject is discussed in more detail.

All references in this joint proxy statement/prospectus to “Yadkin” refer to Yadkin Financial Corporation and, unless the context otherwise requires, to its subsidiaries; all references in this joint proxy statement/prospectus to “F.N.B.” refer to F.N.B. Corporation and, unless the context otherwise requires, to its subsidiaries; and unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to “we,” “us,” and “our” refer to Yadkin and F.N.B., collectively.

The Parties to the Merger

F.N.B. Corporation (Page 54)

F.N.B. is registered as a financial holding company and bank holding company with the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), under the Bank Holding Company Act of 1956 (which we refer to as the “BHC Act”), and operates as a diversified financial services company in six states and three major metropolitan areas, including Pittsburgh, Pennsylvania; Baltimore, Maryland; and Cleveland, Ohio. As of June 30, 2016, F.N.B. had 330 banking offices throughout Pennsylvania, Ohio, Maryland and West Virginia. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, international banking, business credit, capital markets and lease financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include fiduciary and brokerage services, asset management, private banking and insurance. F.N.B. also operates Regency Finance Company, which had 76 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee as of June 30, 2016.

The principal trading market for F.N.B. common stock (NYSE: FNB) is the NYSE. The principal executive offices of F.N.B. are located at One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, telephone number (800) 555-5455. Its Internet website is www.fnbcorporation.com. The information on F.N.B.’s website is not part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about F.N.B. from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 143 of this joint proxy statement/prospectus.

Yadkin Financial Corporation (Page 55)

Yadkin Financial Corporation is a bank holding company incorporated under the laws of North Carolina on March 2, 2006. Yadkin is headquartered in Raleigh, North Carolina, and conducts its business primarily through its wholly-owned subsidiary, Yadkin Bank, a North Carolina-chartered commercial bank. Yadkin Bank’s primary business is providing banking, mortgage, investment and insurance services to businesses and consumers across the Carolinas. It provides mortgage-lending services through its mortgage division, Yadkin Mortgage, headquartered in Greensboro, NC. Yadkin Bank’s SBA Lending (Government Guaranteed Lending) is headquartered in Charlotte, NC. Yadkin Bank began operations in 1968. It is currently the fourth largest bank headquartered in North Carolina and ranks first by North Carolina deposit market share among community banks. As of June 30, 2016, Yadkin operated over 99 full-service banking locations in its North Carolina and South Carolina banking network and had a significant presence in all major North Carolina markets, including Charlotte, the Raleigh-Durham-Chapel Hill Triangle, the Piedmont Triad, and Wilmington.

The principal trading market for Yadkin common stock (NYSE: YDKN) is the NYSE. The principal executive offices of Yadkin are located at 3600 Glenwood Avenue, Suite 300, Raleigh, NC 27612-4955, telephone number (919) 659-9000. Its Internet website is www.yadkinbank.com. The information on Yadkin’s website is not part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Yadkin from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 143 of this joint proxy statement/prospectus.

The Merger

The Merger and the Merger Agreement (Pages 55 and 105 and Appendix A)

The merger agreement, which provides the terms and conditions on which Yadkin will merge with and into F.N.B., is attached to this document as Appendix A. We encourage you to read the merger agreement carefully and in its entirety. All descriptions in this summary and elsewhere in this document of the terms and conditions of the merger are qualified by reference to the merger agreement.

Under the terms of the merger agreement, Yadkin will merge with and into F.N.B., and F.N.B. will be the surviving entity. As a result of the merger,

•	Yadkin’s businesses will be combined with F.N.B.’s, and Yadkin will cease to exist as a separate legal entity.

•	The articles of incorporation and bylaws of F.N.B. will be the articles of incorporation and bylaws of the surviving entity.

•	The board of directors of F.N.B. will be the board of directors of the surviving entity. At the time the merger is completed, the board of directors of F.N.B. will be enlarged by one seat, and one Yadkin director, as mutually agreed by F.N.B. and Yadkin, will be appointed to the vacant seat.

•	The executive officers of F.N.B. shall be the executive officers of the surviving entity.

Immediately after the merger between F.N.B. and Yadkin is completed, Yadkin Bank will merge with and into First National Bank of Pennsylvania, and First National Bank of Pennsylvania will continue as the surviving bank. Yadkin Bank and First National Bank of Pennsylvania have entered into a separate agreement of merger setting forth their agreement to merge and the terms and conditions of their merger. The form of the agreement of merger between the banks is attached as Exhibit B to the merger agreement between F.N.B. and Yadkin.

Merger Consideration (Page 106)

The merger consideration to Yadkin shareholders will be shares of F.N.B. common stock, which will be paid at a fixed exchange ratio of 2.16 shares of F.N.B. common stock for each share of Yadkin voting common stock that is outstanding immediately before the merger occurs. Cash will be paid in lieu of any fractional shares of F.N.B. common stock which a Yadkin shareholder would otherwise be entitled to receive.

Based on the 2.16 exchange ratio and the number of shares of Yadkin voting common stock outstanding and reserved for issuance under its various equity plans as of October 12, 2016 and the shares of Yadkin voting common stock held in the rabbi trust in connection with the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan, the maximum number of shares of F.N.B. common stock estimated to be issuable in the merger is 112,200,000 shares, which represents total aggregate merger consideration of approximately $1.4 billion in value, based on the closing price of F.N.B.’s common stock on October 12, 2016 of $12.50. After completion of the merger, without giving effect to any shares of F.N.B. common stock held by Yadkin shareholders prior to the merger, we expect that F.N.B. shareholders will, as a group, own approximately 65.3% of the surviving corporation and Yadkin shareholders will, as a group, own approximately 34.7% of the surviving corporation.

Treatment of Yadkin Equity-Based Compensation Awards (Page 106)

Stock Option Awards. Upon completion of the merger, each outstanding Yadkin stock option will be converted automatically into an option to purchase a number of shares of F.N.B. common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying the number of shares of Yadkin common stock subject to the option and the exchange ratio of 2.16. The per share exercise price (rounded up to the nearest whole cent) of the converted option will be equal to the per share exercise price under the Yadkin stock option divided by the exchange ratio of 2.16. The converted stock options otherwise will continue to be subject to the same terms and conditions which applied immediately before the completion of the merger.

Restricted Stock Awards. Upon completion of the merger, each outstanding Yadkin restricted stock award will become fully vested and will be converted into the right to receive, without interest, 2.16 shares of F.N.B. common stock for each share of Yadkin common stock subject to the award and cash in lieu of any fractional shares of F.N.B. common stock.

Comparative Market Prices and Dividends (Page 43)

F.N.B. common stock is listed on the NYSE under the symbol “FNB”; and Yadkin voting common stock is listed on the NYSE under the symbol “YDKN.” The table on page 43 of this joint proxy statement/prospectus lists the quarterly price range of F.N.B. common stock and Yadkin voting common stock from the quarter ended March 31, 2014 through October 12, 2016 as well as the quarterly cash dividends F.N.B. and Yadkin have paid during the same time period on such stock.

The following table shows the closing prices of F.N.B. common stock and Yadkin voting common stock as reported on July 20, 2016, the last trading day before F.N.B. and Yadkin announced they had entered into the merger agreement, and on October 12, 2016, the last practicable trading day before the date we printed and mailed this joint proxy statement/prospectus. This table also presents the pro forma equivalent per share value of a share of Yadkin voting common stock on those dates. We calculated the pro forma equivalent per share value by multiplying the closing price of F.N.B. common stock on those dates by 2.16, the exchange ratio in the merger.

	F.N.B. Common Stock	Yadkin Voting Common Stock	Pro Forma Equivalent Value of One Share of Yadkin Voting Common Stock
July 20, 2016	$13.20	$25.95	$28.51
October 12, 2016	12.50	26.65	27.00

The market price of F.N.B. common stock may change at any time. Consequently, the total dollar value of the F.N.B. common stock that you will receive upon completion of the merger may be significantly higher or lower than its value as of the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for F.N.B. common stock and Yadkin voting common stock. We can provide no assurance as to future prices of F.N.B. common stock or Yadkin voting common stock.

Recommendation of the Yadkin Board of Directors (Page 61)

The Yadkin board of directors determined that the merger agreement and the transactions described in the merger agreement, including the merger, are advisable and in the best interests of Yadkin and its shareholders and recommends that Yadkin shareholders vote “FOR” approval of the adoption of the merger agreement and the merger, “FOR” the approval, by an advisory (non-binding) vote, of certain compensation arrangements in connection with the proposed merger for Yadkin’s named executive officers, and “FOR” approval of one or more adjournments of the Yadkin special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the merger agreement and the merger.

Each of the directors of Yadkin and Terry S. Earley (Executive Vice President and Chief Financial Officer of Yadkin), Steven W. Jones (Executive Vice President and Chief Banking Officer) and Lightyear Fund II, L.P., Lightyear Co-Invest Partnership II, L.P., Trident IV Depository Holdings LLC and Trident IV PF Depository Holdings LLC, have entered into voting agreements with F.N.B., solely in their capacity as a shareholder of Yadkin, in which they have agreed to vote in favor of the proposal to approve adoption of the merger agreement and the merger and the proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. The forms of the voting agreements they executed are included as Appendices B and C to this joint proxy statement/prospectus. F.N.B. did not request voting agreements from any other shareholders of Yadkin. As of October 12, 2016, there were 6,073,418 shares of Yadkin common stock subject to the voting agreements (excluding options), which represented approximately 11.74% of the outstanding shares of Yadkin common stock as of that date.

Recommendation of the F.N.B. Board of Directors (Page 77)

The F.N.B. board of directors determined that the merger agreement and the transactions described in the merger agreement, including the merger and the issuance of shares of F.N.B. common stock in the merger, are advisable and in the best interests of F.N.B. shareholders and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement, and “FOR” approval of one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock in the merger.

Opinion of Yadkin’s Financial Advisor in Connection with the Merger (Page 64 and Appendix D)

Yadkin’s financial advisor in connection with the merger, Sandler O’Neill & Partners, L.P., or Sandler O’Neill, has delivered a written opinion, dated July 20, 2016, to the Yadkin board of directors to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio provided for in the merger was fair to the holders of Yadkin voting common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. Holders of Yadkin voting common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Yadkin’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Yadkin voting common stock. Sandler O’Neill’s opinion does not constitute a recommendation to any shareholder of Yadkin as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. For a further discussion of Sandler O’Neill opinion, Yadkin’s prior relationship with Sandler O’Neill and the terms of Sandler O’Neill’s engagement, see “The Merger—Opinion of Yadkin’s Financial Advisor in Connection with the Merger,” beginning on page 64 of this joint proxy statement/prospectus.

Opinion of F.N.B.’s Financial Advisor in Connection with the Merger (Page 79 and Appendix E)

F.N.B. retained RBC Capital Markets, LLC, or RBCCM, to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid by F.N.B. in connection with the merger. F.N.B. selected RBCCM to act as its financial advisor based on its qualifications, expertise, reputation and knowledge of F.N.B.’s and Yadkin’s business and affairs and its experience, including transactional experience, with bank holding companies and the industry in which F.N.B. operates. RBCCM has delivered a written opinion to the F.N.B. board of directors to the effect that, as of July 20, 2016, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the merger consideration was fair, from a financial point of view, to F.N.B. RBCCM’s opinion was provided to the F.N.B. board of directors in connection with the F.N.B. board of directors’ evaluation of the merger consideration, and did not address any other aspect of the merger or constitute a recommendation to any holder of F.N.B. common stock as to how such holder of F.N.B. common stock should vote or act with respect to any matters relating to the merger.

The full text of RBCCM’s written opinion, dated July 20, 2016, is attached to this joint proxy statement/prospectus as Appendix E, and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBCCM in rendering its opinion. You should carefully read the opinion in its entirety. For a further discussion of RBCCM’s opinion, F.N.B.’s prior relationship with RBCCM and the terms of RBCCM’s engagement, see “The Merger—Opinion of F.N.B.’s Financial Advisor in Connection with the Merger,” beginning on page 79 of this joint proxy statement/prospectus.

Exchange and Payment Procedures (Page 108)

Upon, or as soon as practicable after, completing the merger, F.N.B. will deposit with its exchange agent, Computershare Trust Company, N.A., book entry shares representing the aggregate number of shares of F.N.B. common stock issuable under the merger agreement in exchange for the outstanding shares of Yadkin voting common stock. F.N.B. will also deposit a cash amount equal to any dividends or distributions that may be payable to Yadkin shareholders under the merger agreement, and any cash that may be payable in lieu of the fractional shares of F.N.B. common stock which the Yadkin shareholders otherwise would be entitled to receive in the merger.

As soon as practicable after completing the merger, but in any event, no later than five business days after the merger is completed, F.N.B.’s exchange agent will mail each holder of record of Yadkin voting common stock a letter of transmittal with instructions for surrendering their shares of Yadkin stock in exchange for the merger consideration. Holders of Yadkin voting common stock will be entitled to receive merger consideration consisting of 2.16 shares of F.N.B. common stock for each share of Yadkin common stock owned by the holder and cash in lieu of any fractional shares of F.N.B. common stock that otherwise would be issuable to the holder. To receive the merger consideration, a shareholder must surrender his or her Yadkin stock certificates to the exchange agent, together with properly completed and signed transmittal materials. F.N.B. has no obligation to pay the merger consideration to any Yadkin shareholder until the shareholder has properly surrendered the stock certificates representing his or her shares of Yadkin voting common stock.

Conditions to Completion of the Merger (Page 120)

Currently, we expect to complete the merger between F.N.B. and Yadkin during the first quarter of 2017. However, we cannot assure you that the merger will be completed in that timeframe, or at all. As more fully described elsewhere in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on the satisfaction of a number of conditions or, where legally permissible, the waiver of those conditions. The principal conditions that must be satisfied are listed below.

•	Yadkin shareholders have approved the adoption of the merger agreement and the merger;

•	F.N.B. shareholders have approved the issuance of F.N.B. common stock in the merger;

•	F.N.B. and Yadkin have received all regulatory approvals that are needed to complete the merger, including (1) approval of the merger between F.N.B. and Yadkin by the Federal Reserve Board and by the North Carolina Commissioner of Banks, and (2) approval of the merger between First National Bank of Pennsylvania and Yadkin Bank by the Office of the Comptroller of the Currency;

•	F.N.B. has received NYSE approval of the listing on the NYSE of the shares of F.N.B. common stock to be issued in the merger to Yadkin shareholders as merger consideration;

•	At the time of the closing of the merger, the registration statement of which this joint proxy statement/prospectus forms a part continues to be effective under the Securities Act;

•	There is no law, statute or regulation, or any judgment, decree, injunction or other order of any court or other governmental entity in effect that would prevent, prohibit or make illegal completion of the merger;

•	At the time of the closing of the merger, each party has received a legal opinion from its tax counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	Each party’s representations and warranties in the merger agreement are true and correct statements as of the date of the merger agreement and as of the closing date, subject to applicable materiality qualifiers; and

•	Each party has performed, in all material respects, its obligations under the merger agreement.

In September 2016, F.N.B. filed applications with the Federal Reserve Board and the North Carolina Commissioner of Banks for approval of the merger between F.N.B. and Yadkin, and an application with the Office of the Comptroller of the Currency for approval of the bank merger. However, neither Yadkin nor F.N.B. can be certain when, or if, Yadkin and F.N.B. and their subsidiary banks will receive the required regulatory approvals or satisfy or waive the conditions to the merger, or that Yadkin and F.N.B. will complete the merger.

Termination of the Merger Agreement (Page 121)

The parties can mutually agree to terminate the merger agreement at any time prior to completion of the merger.

Additionally, the merger agreement allows either party to unilaterally terminate the merger agreement if any of the following occurs:

•	an approval of a governmental entity, which is required for completion of the merger, cannot be obtained;

•	the merger is not completed by 5:00 p.m. Eastern Time on May 31, 2017;

•	the other party has breached the merger agreement in a manner such that the closing conditions which require its representations and warranties to be true and correct, or which require its obligations to have been performed, cannot be satisfied, and the breach cannot be cured or has not been cured within the timeframes given in the merger agreement; or

•	the voting result from the Yadkin special meeting is not in favor of the merger agreement and the merger.

Yadkin has a separate right to terminate the merger agreement, without payment of any termination fee, if any of the following occurs:

•	the Yadkin board of directors has determined an unsolicited, alternative acquisition proposal from a third party is a “superior proposal,” as defined in the merger agreement, and has authorized Yadkin to pursue the superior proposal;

•	the voting result from the F.N.B. special meeting is not in favor of the F.N.B. stock issuance pursuant to the merger agreement; or

•	the average closing price of F.N.B. common stock during a specified period before the completion of the merger is less than $10.29 and F.N.B. common stock underperforms an index of financial institutions, set forth in the merger agreement, by more than 20%.

F.N.B. has a separate right to terminate the merger agreement if Yadkin has breached the provisions in the merger agreement that require Yadkin to refrain from soliciting alternative acquisition proposals from third parties or if Yadkin takes certain other actions which substantially increase the likelihood that a vote by Yadkin shareholders in favor of the merger will not be obtained.

Termination Fee (Page 123)

If the merger agreement is terminated under certain circumstances, which generally relate to Yadkin’s pursuit of an alternative acquisition proposal from a third party or a change in the Yadkin board of directors’ recommendation of the merger that is adverse to F.N.B., Yadkin will be required to pay a termination fee of $45 million to F.N.B.

Expenses (Page 124)

F.N.B. and Yadkin will each bear their own costs and expenses with respect to the merger, except that the costs and expenses associated with filing and printing this joint proxy statement/prospectus will be shared equally between them. However, if the merger agreement is terminated by one of them due to a breach by the other party of its representations and warranties or performance obligations under the merger agreement, the breaching party must reimburse the other party up to $1.5 million of its out-of-pocket expenses actually incurred in connection with the merger.

Interests of Yadkin’s Directors and Executive Officers in the Merger (Page 91)

Yadkin shareholders should be aware that some of Yadkin’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Yadkin shareholders generally. Yadkin’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger and the merger agreement, and in recommending that Yadkin shareholders vote in favor of approval of adopting the merger agreement and the merger. The material interests considered by Yadkin’s board of directors include the following:

•	Change in Control Payments. Yadkin executive officers will receive payments and other benefits in connection with the merger, which are triggered upon a qualifying termination of employment by Yadkin without “cause” or by the executive officer voluntarily for “good reason” under the executives’ employment agreements.

•	Post-Merger Employment With F.N.B. Some directors and executive officers will have continuing roles with F.N.B. or its principal subsidiary, First National Bank of Pennsylvania, following the merger. Scott Custer, who is a director and the President and CEO of Yadkin, will be hired as a consultant to F.N.B. for a one-year term, for which he will receive an aggregate fee of $600,000. Steven Jones, an Executive Vice President and the Chief Banking Officer of Yadkin, will be employed by First National Bank of Pennsylvania as Executive Vice President – Commercial Banking: The Carolinas, reporting to the Chief Wholesale Banking Officer of First National Bank of Pennsylvania. It is anticipated that Mr. Jones would be employed in this capacity for a minimum term of two years with an annual base salary of $325,000 plus opportunities for incentive or bonus awards payable in restricted stock units and/or cash, consistent with F.N.B.’s compensation practices.

•	Appointment to Board of F.N.B. or Non-Fiduciary Advisory Board. F.N.B. agreed that following the completion of the merger, one director of Yadkin, as mutually agreed by F.N.B. and Yadkin, will serve as a paid member of the boards of directors of F.N.B. and First National Bank of Pennsylvania. F.N.B. and Yadkin have selected Scott Custer to serve in this capacity, subject to the approval of his appointment by the F.N.B. board. Mr. Custer’s compensation as a director will be credited against the amount of the consulting fee payable to him. F.N.B. currently pays its non-employee directors an annual retainer fee of $55,000 (excluding annual fees paid for service on a committee of the board of directors, which are $3,500 for the Nominating & Governance Committee and $7,500 for each of the Executive, Audit, Compensation and Risk Committees) and an annual stock award valued at approximately $40,000. (Directors of F.N.B. do not receive a separate payment for their service on the board of First National Bank of Pennsylvania.) In addition, six directors of Yadkin, as mutually agreed by F.N.B. and Yadkin, will serve as paid members of a North Carolina Community Advisory Board to be established by F.N.B. following the completion of the merger. The fee payable to the members of the advisory board is anticipated to be approximately $250 per quarterly meeting. As of the date of this joint proxy statement/prospectus, the Yadkin directors who will be appointed to the North Carolina Community Advisory Board have not been determined. F.N.B. will extend invitations to all Yadkin directors to apply for these directorships. F.N.B. anticipates that the selection process will be completed during the fourth quarter of 2016.

•	Indemnification and Insurance. The merger agreement also provides for continuing indemnification for directors and executive officers of Yadkin following the merger and the continuation of directors’ and officers’ insurance for these individuals for six years after the merger.

•	Distributions from Rabbi Trust. Immediately before the merger is completed, certain named executive officers and directors, namely Adam Abram, Scott Custer, David Brody, Steven Lerner, Terry Earley and Steven Jones, will receive a distribution of shares of Yadkin voting common stock currently held by a rabbi trust, which Yadkin established when it acquired Piedmont Community Bank Holdings, Inc. in July 2014. The shares of Yadkin voting common stock distributed to these individuals will be converted into shares of F.N.B. common stock in the same manner as other shares of Yadkin voting common stock.

Regulatory Approvals Required for the Merger and the Bank Merger (Page 101)

Completion of the merger between F.N.B. and Yadkin and the merger between First National Bank of Pennsylvania and Yadkin Bank are subject to various regulatory approvals. The merger of Yadkin with and into F.N.B. is subject to the prior approval of the Federal Reserve Board (or through delegated authority to the Federal Reserve Bank of Cleveland) and prior approval of the North Carolina Commissioner of Banks. On September 15, 2016, F.N.B. submitted an application pursuant to the BHC Act seeking prior approval of the Federal Reserve Board for F.N.B. to acquire Yadkin and thereby indirectly acquire Yadkin Bank. On September 21, 2016, F.N.B. submitted an application to the North Carolina Commissioner of Banks pursuant to Chapter 53C of the North Carolina General Statutes (Regulation of Banks and Other Financial Services) to

acquire Yadkin and thereby indirectly acquire Yadkin Bank. The merger between Yadkin’s and F.N.B.’s respective bank subsidiaries, Yadkin Bank and First National Bank of Pennsylvania, is subject to the prior approval of the Office of the Comptroller of the Currency. On September 15, 2016, First National Bank of Pennsylvania submitted an application with the Office of the Comptroller of the Currency pursuant to the Bank Merger Act for prior approval for Yadkin Bank to merge with and into First National Bank of Pennsylvania. Also, the United States Department of Justice has authority to comment on the mergers during the regulatory approval process of federal banking agencies and will have at least 30 days, which may be reduced to 15 days following the approvals by the Federal Reserve Board and the Office of the Comptroller of the Currency to challenge such approvals on antitrust grounds. There can be no assurance that the Federal Reserve Board or the North Carolina Commissioner of Banks will approve the merger between Yadkin and F.N.B., or that the Office of the Comptroller of the Currency will approve the merger between the bank subsidiaries.

Yadkin Shareholders Do Not Have Dissenters’ Rights or Appraisal Rights (Page 103)

Holders of Yadkin common stock will not be entitled to dissenters’ or appraisal rights in the merger. Under North Carolina law, dissenters’ or appraisal rights are generally not available if the shares of a corporation are listed on a national securities exchange, such as NYSE, or if the corporation’s shares are held beneficially or of record by more than 2,000 persons at the record date fixed to determine the shareholders entitled to notice of the meeting of shareholders and to vote upon the matter. Because Yadkin common stock was listed on NYSE and was held beneficially or of record by more than 2,000 persons on the record date, dissenters’ or appraisal rights will not be available.

F.N.B. Shareholders Do Not Have Dissenters’ Rights or Appraisal Rights (Page 103)

Holders of F.N.B. common stock will not be entitled to dissenters’ or appraisal rights in the merger. Under Pennsylvania law, dissenters’ or appraisal rights are generally not available if the shares of a corporation are listed on a national securities exchange, such as NYSE, or if the Pennsylvania Entity Transactions Law would permit the corporation to adopt the merger agreement without shareholder approval. Because F.N.B. common stock was listed on NYSE and shareholder approval is not needed under the Pennsylvania Entity Transactions Law to adopt the merger agreement, dissenters’ or appraisal rights will not be available.

U.S. Federal Income Tax Consequences of the Merger (Page 126)

Holders of Yadkin common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Yadkin common stock for shares of F.N.B. common stock in the merger, except with respect to any cash received instead of fractional shares of F.N.B. common stock. The obligations of F.N.B. and Yadkin to complete the merger are subject to, among other conditions described in this joint proxy statement/prospectus, the receipt by each of F.N.B. and Yadkin of the opinion of its counsel to the effect that the merger will be treated as an transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”).

You should read the section of this joint proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Merger” beginning on page 126 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Litigation Relating to the Merger (Page 104)

In connection with the proposed merger with F.N.B., the Yadkin board of directors has received a letter from an attorney representing a purported shareholder of Yadkin, demanding that the Yadkin board immediately investigate and commence legal action for remedial and other relief against the directors of Yadkin and F.N.B. The purported shareholder claims that the members of Yadkin’s board breached their fiduciary duties and that F.N.B. aided and abetted their breach, alleging that the merger consideration is inadequate, the deal protection devices in the merger agreement are unreasonable and the members of the Yadkin board were not disinterested or independent.

On September 1, 2016, the shareholder filed a lawsuit in the Superior Court of the State of North Carolina, Wake County, against members of the Yadkin board, F.N.B. and Yadkin. The lawsuit, which is captioned Moss v. Towell, et al., Case No. 16-CVS-11038, purports to allege class claims on behalf of all Yadkin shareholders and derivative claims on behalf of Yadkin and includes the allegations set forth in the demand letter. The lawsuit seeks, among other remedies, to enjoin the merger or, in the event the merger is completed, rescission of the merger or rescissory damages; to direct defendants to account for unspecified damages; and costs of the lawsuit, including attorneys’ and experts’ fees.

Risk Factors (Page 22)

You should carefully consider the information in this joint proxy statement/prospectus under the caption, “Risk Factors,” in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In this section, we describe a number of risks associated with the merger and the issuance of F.N.B. common stock in the merger which could affect F.N.B. or Yadkin or the F.N.B. common stock that is being offered to Yadkin shareholders by F.N.B. through this joint proxy statement/prospectus. The risks described in this section are the risks that F.N.B. and Yadkin considered to be most significant, but F.N.B. and Yadkin also encourage you to read and consider the risks that each company has described in the “Risk Factors” sections of its Annual Report on Form 10-K for the year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find Additional Information” on page 143 of this joint proxy statement/prospectus. The risk factors in those reports were identified by each company as being significant to its own businesses and also could affect the operations and financial results of the combined company.

The Special Meetings

Yadkin Special Meeting of Shareholders (Page 44)

The Yadkin special meeting will be held at 10:00 a.m., Eastern Time, on December 9, 2016, at Raleigh Marriott Crabtree Valley, 4500 Marriott Drive, Raleigh, North Carolina 27612. At the Yadkin special meeting, Yadkin shareholders will be asked to consider and vote on the following matters:

(1)	a proposal to approve adoption of the merger agreement and the merger;

(2)	a proposal to approve, by an advisory (non-binding) vote, certain compensation arrangements in connection with the proposed merger for Yadkin’s named executive officers; and

(3)	a proposal to approve one or more adjournments of the Yadkin special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve adoption of the merger agreement and the merger.

Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Yadkin voting common stock. The proposals to approve certain compensation arrangements in connection with the merger for Yadkin’s named executive officers and to approve adjournment of the special meeting if necessary to solicit additional proxies requires the affirmative vote of a majority of the shares present and entitled to vote at the special meeting. However, the vote on the compensation proposal is only advisory and will not be binding on Yadkin or the combined company that results from the merger.

Only holders of record of Yadkin voting common stock at the close of business on October 12, 2016 will be entitled to vote at the special meeting. Each share of Yadkin voting common stock is entitled to one vote on each proposal to be considered at the Yadkin special meeting. As of the record date, there were 51,750,138 shares of Yadkin voting common stock entitled to vote at the special meeting. There were no shares of Yadkin non-voting common stock outstanding on the record date. As of the record date, the directors and executive officers of Yadkin and their respective affiliates beneficially owned and were entitled to vote approximately 1,530,031 shares of Yadkin common stock, allowing them to exercise approximately 2.96% of the voting power of Yadkin voting common stock outstanding as of the record date. On July 20, 2016, certain shareholders of Yadkin, including each director and two executive officers of Yadkin, entered into voting agreements with F.N.B., solely in his or her capacity as a shareholder of Yadkin, in which each such shareholder agreed to vote in favor of the proposal to approve adoption of the merger agreement and the merger and the proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. As of the record date, there were 6,073,418 shares of Yadkin common stock subject to the voting agreements (excluding options), which represented approximately 11.74% of the outstanding shares of Yadkin common stock as of that date.

F.N.B. Special Meeting of Shareholders (Page 49)

The F.N.B. special meeting will be held at 10:00 a.m., Eastern Time, on December 9, 2016, at the SpringHill Suites Marriott, Clemente Room, 223 Federal Street, Pittsburgh, Pennsylvania 15212. At the F.N.B. special meeting, F.N.B. shareholders will be asked to consider and vote on the following matters:

(1)	a proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement; and

(2)	a proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock pursuant to the merger agreement.

Approval of the issuance of F.N.B. common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast at the special meeting, with abstentions being counted to determine the total number of votes cast, as is required by NYSE rules. The proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock pursuant to the merger agreement, requires the affirmative vote of a majority of the votes cast at the special meeting, with abstentions not included in determining the total number of votes cast.

Only holders of record of F.N.B. common stock at the close of business on October 12, 2016 will be entitled to vote at the special meeting. Each share of F.N.B. common stock is entitled to one vote on each proposal to be considered at the F.N.B. special meeting. As of the record date, there were 209,670,865 shares of F.N.B. common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of F.N.B. and their respective affiliates beneficially owned and were entitled to vote approximately 2,856,335 shares of F.N.B. common stock, allowing them to exercise approximately 1.36% of the voting power of F.N.B. common stock outstanding as of the record date. F.N.B. currently expects that F.N.B.’s directors and executive officers and their affiliates will vote their shares in favor of the proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement and the proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock pursuant to the merger agreement, although none of the directors and executive officers of F.N.B. has entered into any agreements obligating them to do so.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 30 of this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote “FOR” approval of the adoption of the merger agreement and the merger or approval of the F.N.B. stock issuance. You should also read and consider the risk factors associated with each of the businesses of F.N.B. and Yadkin because those risk factors may affect the operations and financial results of the combined company. Those risk factors may be found under Part I, Item 1A, “Risk Factors,” in each company’s Annual Report on Form 10-K for the year ended December 31, 2015, and Part II, Item 1A, “Risk Factors,” in each company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus.

Risk Factors Relating to the Merger

Because the market price of F.N.B. common stock will fluctuate, Yadkin shareholders cannot be certain of the market value of the F.N.B. common stock that they will receive upon completion of the merger.

Upon completion of the merger, each share of Yadkin voting common stock (other than certain shares held by F.N.B., its subsidiaries or Yadkin’s subsidiaries, or any shares held by Yadkin as treasury shares) will become the right to receive 2.16 shares of F.N.B. common stock. Any change in the price of F.N.B. common stock prior to the merger will affect the market value of the F.N.B. common stock that Yadkin shareholders will receive upon completion of the merger.

The prices of F.N.B. common stock and Yadkin voting common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the Yadkin special meeting. The market value of the F.N.B. shares represented by the exchange ratio may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in F.N.B.’s business, operations and prospects and regulatory considerations. Many of these factors are outside of the control of Yadkin and F.N.B. For example, based on the range of closing prices of F.N.B. common stock during the period from July 20, 2016, the last full trading day before public announcement of the merger, through October 12, 2016, the last practicable full trading day prior to the date we printed and mailed this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $28.62 on July 20, 2016 to a low of $25.38 on July 21, 2016 for each share of Yadkin common stock. Because the date on which we expect to complete the merger will be later than the date of the Yadkin special meeting, at the time of the Yadkin special meeting Yadkin shareholders will not know what the market value of F.N.B.’s common stock will be upon completion of the merger.

The market price of F.N.B. common stock after the merger may be affected by factors different from those currently affecting the prices of F.N.B. common stock and Yadkin common stock.

Upon completion of the merger, holders of Yadkin common stock will become holders of F.N.B. common stock. F.N.B.’s businesses differ from those of Yadkin, and accordingly the results of operations of F.N.B. will be affected by some factors that are different from those currently affecting the results of operations of Yadkin. For example, F.N.B. operates in certain states of the United States, including Pennsylvania, Ohio and Maryland, where Yadkin does not. Accordingly, the results of operations of F.N.B. will be affected by business and other developments in those other areas of the United States to a larger extent than those of Yadkin. Moreover, F.N.B. operates in certain market segment areas which Yadkin does not. F.N.B. is a full-service corporate and community bank focused principally on serving the needs of middle market clients in the following industry sectors: consumer, energy, healthcare, industrial, public sector, real estate and technology. In addition, F.N.B. delivers a broad array of banking and capital markets clients to its clients, including syndicated finance, debt and equity capital markets, commercial payments, equipment finance, commercial mortgage banking, derivatives, foreign exchange, financial advisory and public finance. F.N.B. is also a significant servicer of commercial mortgage loans. Accordingly, the results of operations of F.N.B. will be affected by the performance of these business segments, unlike the results of operations of Yadkin. For a discussion of the businesses of F.N.B. and Yadkin and some of the important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information”.

Combining F.N.B. and Yadkin may be more difficult, costly or time-consuming than expected, and the anticipated benefits and cost savings of the merger with Yadkin may not be realized.

F.N.B. and Yadkin have operated and, until the completion of the merger, will continue to operate, independently from each other. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on F.N.B.’s ability to successfully combine and integrate the businesses of First National Bank of Pennsylvania and Yadkin Bank within F.N.B.’s projected timeframe in a manner that permits growth opportunities and does not materially disrupt existing customer relationships or result in decreased revenues due to loss of customers.

A number of factors could affect F.N.B.’s ability to successfully combine its business with Yadkin’s. Conversion of core data systems is expected to be more challenging than in prior acquisitions because F.N.B. will need to convert two separate core data systems: Yadkin’s own core data systems and those of NewBridge Bancorp, which was acquired by Yadkin in March 2016 and whose core data systems have not yet been converted to Yadkin’s core systems. Key employees of Yadkin, whose services will be needed to complete the integration process, may elect to terminate their employment as a result of, or in anticipation of, the merger. The integration process itself could be disruptive to F.N.B.’s or Yadkin’s ongoing businesses, causing loss of momentum in one or more of their businesses or inconsistencies or changes in standards, practices, business models, controls, procedures and policies that could adversely affect the ability of F.N.B. to maintain relationships with customers and employees.

If F.N.B. encounters significant difficulties in the integration process, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve the anticipated benefits of the merger in the timeframes projected by F.N.B. could result in increased costs and decreased revenues. This could have a dilutive effect on the combined company’s earnings per share.

F.N.B. and Yadkin will incur transaction and integration costs in connection with the merger.

F.N.B. and Yadkin each have incurred and expect to continue to incur substantial costs in connection with the negotiation and completion of the merger and combining the businesses and operations of the two companies. Additional unanticipated transaction- and merger-related costs may be incurred prior to or following the consummation of the merger. Whether or not the merger is consummated, F.N.B. and Yadkin expect to continue to incur substantial expenses in planning for and completing the merger and combining the operations of the two companies, including expenses such as legal, accounting and financial advisory fees, printing fees, data processing and other fees related to formulating integration and conversion plans. In addition, F.N.B. will incur integration costs following the completion of the merger as F.N.B. integrates the businesses of the two companies, including facilities and data systems consolidation costs and employment related costs. There can be no assurance that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transactional and integration costs over time. Also, F.N.B. and Yadkin may incur additional costs to maintain employee morale and to retain key employees. F.N.B. and Yadkin will incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees, and other costs associated with the merger. The costs described above, as well as any unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of F.N.B. following completion of the merger.

F.N.B. may not be able to compete successfully in Yadkin’s market area or in specialty lending areas that are part of Yadkin’s business.

F.N.B. has no prior operating experience in Yadkin’s market area. Yadkin’s market area also is geographically remote from F.N.B.’s existing market areas, and is a more competitive market environment than F.N.B.’s primary markets in Pennsylvania. F.N.B.’s success in Yadkin’s markets will depend, in part, on its ability to enter Yadkin’s markets with products and services that Yadkin does not currently offer, such as asset-based lending, wealth management and private lending. This business strategy will require F.N.B. to attract and retain qualified and experienced personnel in Yadkin’s markets to support those new products and services. Competition for qualified personnel may be intense, and F.N.B. may be unable to recruit these individuals away from other banks and financial institutions, or may be unable to do so at a reasonable cost. Additionally, Yadkin engages in certain specialty lending areas, such as Small Business Administration lending and builder finance, in which F.N.B. has not developed comparable expertise, and F.N.B. must rely on Yadkin’s existing teams of bankers to maintain and expand those lending areas. Although F.N.B. will seek to retain key employees of Yadkin following the completion of the merger, including Scott Custer (in the capacity of a consultant) and Steven Jones (as Executive Vice President – Commercial Banking: The Carolinas), there can be no guarantee that F.N.B. will be successful in retaining those employees. Moreover, the geographic distance between Yadkin’s markets and F.N.B.’s primary markets, as well as the lack of awareness of F.N.B.’s brand in Yadkin’s market area, could adversely affect F.N.B.’s ability to attract and retain qualified personnel and its overall ability to operate successfully and compete in this new market area. F.N.B. could lose existing customers or fail to acquire new customers in this new market, may not adequately address its new market in terms of the products and services it offers, and may fail to compete successfully with financial institutions that are already established within this market area.

The unaudited pro forma condensed consolidated financial statements included in this document are preliminary and the actual financial condition and results of operations after the merger may differ significantly.

The unaudited pro forma condensed consolidated financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what F.N.B.’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed consolidated financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Yadkin identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Yadkin as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Information”.

The merger may not be accretive, and may be dilutive, to F.N.B.’s earnings per share, which may negatively affect the market price of F.N.B. common stock.

F.N.B. currently expects the merger to be accretive to earnings per share in the first full calendar year after closing (excluding one-time charges). This expectation, however, is based on preliminary estimates which may materially change, including the currently expected timing of the merger. F.N.B. may encounter additional transaction- and integration-related costs or other factors such as a delay in the closing of the merger, may fail to realize all of the benefits anticipated in the merger or may be subject to other factors that affect preliminary estimates or its ability to realize operational efficiencies. Any of these factors could cause a decrease in F.N.B.’s earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of F.N.B.’s common stock.

F.N.B.’s decisions regarding the credit risk associated with Yadkin Bank’s loan portfolio could be incorrect and its credit mark may be inadequate, which may adversely affect the financial condition and results of operations of the combined company after the closing of the merger.

Before signing the merger agreement, F.N.B. conducted extensive due diligence on a significant portion of the Yadkin Bank loan portfolio. However, F.N.B.’s review did not encompass each and every loan in the Yadkin Bank loan portfolio. In accordance with customary industry practices, F.N.B. evaluated the Yadkin Bank loan portfolio based on various factors including, among other things, historical loss experience, economic risks associated with each loan category, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, and general economic conditions, both local and national. In this process, F.N.B.’s management made various assumptions and judgments about the collectability of the loan portfolio, including the creditworthiness and financial condition of the borrowers, the value of the real estate, which is obtained from independent appraisers, other assets serving as collateral for the repayment of the loans, the existence of any guarantees and indemnifications and the economic environment in which the borrowers operate. In addition, the effects of probable decreases in expected principal cash flows on the Yadkin Bank loans were considered as part of F.N.B.’s evaluation. If F.N.B.’s assumptions and judgments turn out to be incorrect, including as a result of the fact that its due diligence review did not cover each individual loan, F.N.B.’s estimated credit mark against the Yadkin Bank loan portfolio in total may be insufficient to cover actual loan losses after the merger is completed, and adjustments may be necessary to allow for different economic conditions or adverse developments in the Yadkin Bank loan portfolio. Additionally, deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside F.N.B.’s or Yadkin’s control, may require an increase in the provision for loan losses. Material additions to the credit mark and/or allowance for loan losses would materially decrease F.N.B.’s net income and would result in extra regulatory scrutiny and possibly supervisory action.

If the merger is not completed, F.N.B. and Yadkin will have incurred substantial expenses without realizing the expected benefits of the merger.

F.N.B. and Yadkin have already incurred, and will continue to incur, substantial expenses in connection with the transactions described in this joint proxy statement/prospectus, which are charged to earnings as incurred. If the merger is not completed, these expenses will still be charged to earnings even though F.N.B. and Yadkin would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

The ability of F.N.B. and Yadkin to complete the merger is subject to the satisfaction (or waiver by the parties) of the closing conditions set forth in the merger agreement, some of which are outside of the parties’ control.

The merger agreement contains a number of conditions that must be fulfilled in order to complete the merger. Those conditions include: approval of adoption of the merger agreement and the merger by Yadkin shareholders, approval of the issuance of F.N.B. common stock by F.N.B. shareholders, receipt of all required regulatory approvals, absence of any law, statute or regulation, or any order, injunction or other legal restraint or prohibition preventing the completion of the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the accuracy of the representations and warranties of both parties (subject to applicable materiality qualifiers), and the performance, in all material respects, by both parties of their respective covenants and agreements. See “The Merger Agreement—Conditions to Completion of the Merger” for a more complete discussion of the conditions to the completion of the merger. There can be no assurance that the conditions to the completion of the merger will be fulfilled or that the merger will be completed.

Termination of the merger agreement could have a negative impact on the prospects and stock price of Yadkin and/or F.N.B.

The merger agreement contains a number of provisions that could permit either or both parties to abandon the merger and terminate the merger agreement. If the merger agreement is terminated, there may be various adverse consequences to Yadkin and F.N.B. For example, since certain matters relating to the merger (including business integration and data system conversion planning) will require substantial commitments of time and resources by the respective management teams of Yadkin and F.N.B., Yadkin’s or F.N.B.’s businesses may have been adversely affected by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, the merger agreement imposes certain restrictions on the conduct of Yadkin businesses prior to the completion of the merger. See “The Merger Agreement—Conduct of Business While the Merger is Pending” for a summary of the restrictions applicable to Yadkin. Additionally, if the merger agreement is terminated, the market price of Yadkin’s or F.N.B.’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated and Yadkin seeks another merger or business combination, it is not certain that Yadkin would be able to find a party willing to offer equivalent or more attractive consideration than the consideration F.N.B. has agreed to pay in the merger. Similarly, F.N.B. may not be successful in competing with other financial institutions for other potential acquisition candidates. In addition, if the merger agreement is terminated under certain circumstances, Yadkin may be required to pay F.N.B. a termination fee of $45 million.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the merger between F.N.B. and Yadkin and the merger between their bank subsidiaries may be completed, various approvals must be obtained from bank regulatory agencies and other governmental authorities. These governmental entities may not grant approval of either the merger or the bank merger, may engage in an extended regulatory review process, or may impose conditions on the granting of their approvals. The regulatory delays, conditions or changes they impose, as well as the process of obtaining regulatory approvals, could have the effect of delaying completion of the merger or of imposing additional costs or limitations on F.N.B. following the merger. F.N.B. may elect not to consummate the merger if, in connection with any regulatory approval required to consummate the merger, any governmental or regulatory entity imposes a restriction, requirement or condition on F.N.B. that, individually or in the aggregate, would be reasonably likely to have a material and adverse effect on F.N.B. and its subsidiaries, taken as a whole, after giving effect to the merger. As a result, there can be no assurance that the desired regulatory approvals for the merger will be obtained or that the merger will be completed.

The merger agreement limits Yadkin’s ability to pursue alternatives to the merger with F.N.B.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to Yadkin that might result in greater value to Yadkin’s shareholders than the merger with F.N.B., or may result in a potential acquirer proposing to pay a lower per share price to acquire Yadkin than it might otherwise have proposed to pay. These provisions include a general prohibition on Yadkin from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by Yadkin’s board of directors, entering into discussions or agreements with third parties regarding transactions to acquire Yadkin. Yadkin also has an unqualified obligation to submit the Yadkin merger proposal to its shareholders, even if Yadkin receives an alternative acquisition proposal that the Yadkin board of directors believes is superior to the merger. In addition, Yadkin could be obligated to pay F.N.B. a termination fee of $45 million if either F.N.B. or Yadkin terminates the merger agreement under specified circumstances, including those relating to acquisition proposals for competing transactions. See “The Merger Agreement—Termination Fee”.

Yadkin and F.N.B. will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainties about the effect of the merger on employees and customers may have an adverse effect on Yadkin or F.N.B. These uncertainties may impair F.N.B.’s or Yadkin’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with F.N.B. or Yadkin to consider changing their existing business relationships with F.N.B. or Yadkin. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Yadkin’s business or F.N.B.’s business could be negatively impacted. In addition, the merger agreement restricts Yadkin from taking specified actions relative to its business without the prior consent of F.N.B. These restrictions may prevent Yadkin from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Conduct of Business While the Merger is Pending” for a summary of the restrictions applicable to Yadkin.

Some of Yadkin’s directors and executive officers have interests in the merger that may differ from the interests of Yadkin shareholders including, if the merger is completed, the receipt of financial and other benefits.

Yadkin’s shareholders should be aware that some of Yadkin’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Yadkin shareholders generally. Yadkin’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement and the merger, and in recommending that Yadkin shareholders vote in favor of adoption of the merger agreement. For example:

•	Change in Control Payments. Yadkin executive officers will receive payments and other benefits in connection with the merger, which are triggered upon a qualifying termination of employment by Yadkin without “cause” or by the executive officer voluntarily for “good reason” under the executives’ employment agreements.

•	Post-Merger Employment With F.N.B. Some directors and executive officers will have continuing roles with F.N.B. or its principal subsidiary, First National Bank of Pennsylvania, following the merger. Scott Custer, who is a director and the President and CEO of Yadkin, will be hired as a consultant to F.N.B. for a one-year term, for which he will receive an aggregate fee of $600,000. Steven Jones, an Executive Vice President and the Chief Banking Officer of Yadkin, will be employed by First National Bank of Pennsylvania as Executive Vice President—Commercial Banking: The Carolinas, reporting to the Chief Wholesale Banking Officer of First National Bank of Pennsylvania. It is anticipated that Mr. Jones would be employed in this capacity for a minimum term of two years with an annual base salary of $325,000 plus opportunities for incentive or bonus awards payable in restricted stock units and/or cash, consistent with F.N.B.’s compensation practices.

•

Appointment to Board of F.N.B. or Non-Fiduciary Advisory Board. F.N.B. agreed that following the completion of the merger, one director of Yadkin, as mutually agreed by F.N.B. and Yadkin, will serve as a paid member of the boards of directors of F.N.B. and First National Bank of Pennsylvania. F.N.B. and Yadkin have selected Scott Custer to serve in this capacity, subject to the approval of his appointment by the F.N.B. board. Mr. Custer’s compensation as a director will be credited against the amount of the consulting fee payable to him. F.N.B. currently pays its non-employee directors an annual retainer fee of $55,000 (excluding annual fees paid for service on a committee of the board of directors, which are $3,500 for the Nominating & Governance Committee and $7,500 for each of the Executive, Audit, Compensation and Risk Committees) and an annual stock award valued at approximately $40,000. (Directors of F.N.B. do not receive a separate payment for their service on the board of First National Bank of Pennsylvania.) In addition, six directors of Yadkin, as mutually agreed by F.N.B. and Yadkin, will serve as paid members of a North Carolina Community Advisory Board to be established by F.N.B. following the completion of the merger. The fee payable to the members of the advisory board is anticipated to be approximately $250 per quarterly meeting. As of the date of this joint proxy statement/prospectus, the Yadkin directors who will be appointed to the North Carolina Community Advisory Board have not been determined. F.N.B. will extend invitations to all Yadkin directors to apply for these directorships. F.N.B. anticipates that the selection process will be completed during the fourth quarter of 2016.

•	Indemnification and Insurance. The merger agreement also provides for continuing indemnification for directors and executive officers of Yadkin following the merger and the continuation of directors’ and officers’ insurance for these individuals for six years after the merger.

•	Distributions from Rabbi Trust. Immediately before the merger is completed, certain named executive officers and directors, namely Adam Abram, Scott Custer, David Brody, Steven Lerner, Terry Earley and Steven Jones, will receive a distribution of shares of Yadkin voting common stock currently held by a rabbi trust, which Yadkin established when it acquired Piedmont Community Bank Holdings, Inc. in July 2014. The shares of Yadkin voting common stock distributed to these individuals will be converted into shares of F.N.B. common stock in the same manner as other shares of Yadkin voting common stock.

See “The Merger—Interests of Yadkin’s Directors and Executive Officers in the Merger” for more information on the amounts payable to certain directors and executive officers of Yadkin in connection with the merger.

Holders of F.N.B. and Yadkin common stock, respectively, will have a reduced ownership and voting interest in the combined company after the merger and may exercise less influence over the combined company’s management.

Holders of Yadkin voting common stock and F.N.B. common stock currently have the right to vote in elections of the board of directors and on other matters affecting Yadkin and F.N.B., respectively. Upon the completion of the merger, each Yadkin shareholder will become a shareholder of F.N.B. with a percentage ownership of F.N.B. that is significantly smaller than the shareholder’s current percentage ownership of Yadkin. Immediately after completion of the merger, without giving effect to any shares of F.N.B. common stock held by Yadkin shareholders prior to the merger, we expect that F.N.B. shareholders will, as a group, own approximately 65.3% of F.N.B. and Yadkin shareholders will, as a group, own approximately 34.7% of F.N.B. As a result, Yadkin shareholders may have less influence on the management and policies of F.N.B. than they now have on the management and policies of Yadkin. Similarly, current F.N.B. shareholders will own a smaller percentage of F.N.B. than prior to the merger, and may have less influence than they now have on the management and policies of F.N.B.

The shares of F.N.B. common stock to be received by Yadkin shareholders as a result of the merger will have different rights from the shares of Yadkin common stock they currently hold.

Upon completion of the merger, Yadkin shareholders will become F.N.B. shareholders and their rights as shareholders will be governed by the Pennsylvania Business Corporation Law and the Pennsylvania Entity Transactions Law and F.N.B.’s articles of incorporation and bylaws. The rights associated with Yadkin common stock are different from the rights associated with F.N.B. common stock. Please see “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with F.N.B. common stock.

The fairness opinions received by the respective boards of directors of Yadkin and F.N.B. prior to the signing of the merger agreement will not reflect any changes in circumstances between the date of signing of the merger agreement and the date of completion of the merger.

Sandler O’Neill & Partners, L.P., Yadkin’s financial advisor in connection with the proposed merger, delivered to the Yadkin board of directors its opinion, dated July 20, 2016, regarding the fairness, from a financial point of view and as of the date of such opinion, to the holders of Yadkin voting common stock of the exchange ratio provided for in the merger. RBCCM, F.N.B.’s financial advisor in connection with the proposed merger, similarly delivered to the board of directors of F.N.B. its opinion, dated July 20, 2016, regarding the fairness, from a financial point of view to F.N.B. and as of the date of such opinion, of the merger consideration to be paid by F.N.B. in connection with the merger. Each opinion speaks only as of the date of the opinion and not as of the date of this joint proxy statement/prospectus or the time the merger is completed. Any changes in the operations and prospects of Yadkin or F.N.B., general market and economic conditions or other factors outside of the control of Yadkin and F.N.B. could significantly alter the value of Yadkin or the prices of the shares of F.N.B. common stock or Yadkin common stock by the time the merger is completed.

Litigation against F.N.B. and Yadkin could delay the completion of the merger or result in an injunction preventing completion of the merger or a judgment resulting in the payment of damages.

In connection with the merger, a putative class action lawsuit has been filed by a purported Yadkin shareholder alleging claims against Yadkin, the members of the Yadkin board of directors, and F.N.B. Among other remedies, the purported plaintiff seeks to enjoin the merger. The outcome of any such litigation is uncertain. If the lawsuit remains unresolved, it could prevent or delay the completion of the merger and result in significant costs to Yadkin and/or F.N.B., including costs associated with the indemnification of Yadkin’s directors and officers. Other plaintiffs may also file lawsuits against Yadkin, F.N.B. and/or directors and officers of either company in connection with the merger, requiring Yadkin, F.N.B. and their respective directors and officers to defend against multiple lawsuits potentially filed in different jurisdictions. The defense or settlement of any lawsuits or claims relating to the merger may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

F.N.B. and Yadkin have included in this joint proxy statement/prospectus certain statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or other similar terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond F.N.B.’s and Yadkin’s control. Statements in this joint proxy statement/prospectus that are forward-looking include F.N.B.’s and Yadkin’s projections as to the anticipated benefits of the merger, the impact of the merger on F.N.B.’s and Yadkin’s businesses, F.N.B.’s estimated credit mark against Yadkin’s loan portfolio, the impact of the merger on F.N.B.’s earnings per share, revenues and cash flows, the synergies from the merger and the date the merger will be completed, the number of shares of F.N.B. common stock to be issued pursuant to the merger, F.N.B.’s and Yadkin’s merger-related transaction costs and the estimates and assumptions underlying the pro forma financial information contained in this joint proxy statement/prospectus, and are based on F.N.B.’s and, as applicable, Yadkin’s management’s estimates, assumptions and projections.

The following factors, among others, could cause actual future results and other future events to differ materially from those currently estimated by F.N.B.’s and, as applicable, Yadkin’s management, including but not limited to:

•	F.N.B. may not successfully integrate its business with Yadkin’s, or the integration and data conversions may be more difficult, time-consuming or costly than F.N.B. currently anticipates;

•	the combined company that results from the merger may not realize the revenue synergies anticipated to result from the integration of F.N.B.’s and Yadkin’s businesses;

•	the introduction, withdrawal, success and timing of business initiatives, practices and strategies by F.N.B.;

•	the effectiveness of capital management strategies and activities;

•	competitive conditions in Yadkin’s banking markets;

•	changes in interest rates and capital markets;

•	revenues may be lower, and expenses may be higher, than expected following the merger;

•	deposit attrition, inflation, customer disintermediation, operating costs, loss of customers and business disruption, including, without limitation, any difficulties in maintaining relationships with employees, customers and/or suppliers, may be greater than anticipated following the merger;

•	there may be higher than expected increases in F.N.B.’s or Yadkin’s loan losses or in the level of non-performing loans or changes in asset quality or credit risk;

•	there may be higher than expected charges incurred by F.N.B. in connection with marking Yadkin’s assets to fair value;

•	there may be other than temporary impairments or declines in value in F.N.B.’s or Yadkin’s investment portfolios;

•	F.N.B. and Yadkin may not obtain the regulatory approvals for the holding company and bank mergers on acceptable terms, on the anticipated schedule or at all;

•	F.N.B. or Yadkin may not obtain the requisite vote of its shareholders which is needed to approve the F.N.B. common stock issuance or the approval of the adoption of the merger agreement and the merger, respectively;

•	competitive pressure among financial services companies is intense and may further intensify, and competitors in the Yadkin Bank markets may engage in aggressive competitive practices in view of F.N.B.’s entry into those markets;

•	changes in general, national or regional economic conditions may adversely affect the businesses in which F.N.B. and Yadkin engage;

•	changes in the interest rate environment may reduce net interest margins and impact funding sources;

•	changes in market interest rates and prices may adversely impact the value of financial products and assets;

•	changes in accounting policies or accounting standards;

•	legislation or changes in the regulatory environment (including the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the “Dodd-Frank Act,” and related regulations) may adversely affect the businesses in which F.N.B. and Yadkin engage and result in increased compliance costs and/or require F.N.B. and Yadkin to change their business models;

•	liabilities arising out of any litigation that may be threatened or filed in connection with the merger, including costs, expenses, settlements and judgments, may adversely affect F.N.B., Yadkin and their respective businesses; and

•	material adverse changes in F.N.B.’s or Yadkin’s operations or earnings.

Consequently, all forward-looking statements made by F.N.B. or Yadkin contained or incorporated by reference in this joint proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the caption titled “Risk Factors” beginning on page 22 of this joint proxy statement/prospectus and those set forth under the caption “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in F.N.B.’s and Yadkin’s annual and quarterly reports and other filings with the SEC are incorporated by reference into this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 143 of this joint proxy statement/prospectus.

You should not place undue reliance on forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations or financial condition of F.N.B. or Yadkin. Actual results may differ materially from those discussed in this joint proxy statement/prospectus. All forward-looking statements speak only as of the date of this joint proxy statement/prospectus. Neither F.N.B. nor Yadkin assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, as of any future date.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF F.N.B.

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015 is derived from the consolidated financial statements of F.N.B. The consolidated financial information as of and for the six months ended June 30, 2016 and 2015 is derived from unaudited consolidated financial statements and, in the opinion of F.N.B.’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2016. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with F.N.B.’s audited consolidated financial statements and related notes thereto included in F.N.B.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in F.N.B.’s Quarterly Report on Form 10-Q for the six months ended June 30, 2016, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 143.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars in thousands, except per share data)
Summary of Earnings:
Total interest income	$326,685	$268,817	$546,795	$508,983	$440,386	$431,906	$391,125
Total interest expense	31,962	23,129	48,573	42,686	44,344	59,055	74,617
Net interest income	294,723	245,688	498,222	466,297	396,042	372,851	316,508
Provision for loan losses	28,408	17,000	40,441	38,648	31,090	31,302	33,641
Net interest income after provision for loan losses	266,315	228,688	457,781	427,649	364,952	341,549	282,867
Total non-interest income	97,455	77,934	162,410	158,274	135,778	131,252	119,730
Total non-interest expense	266,277	191,154	390,549	379,253	338,170	318,618	283,546
Income before income taxes	97,493	115,468	229,642	206,670	162,560	154,183	119,051
Income taxes	30,061	34,994	69,993	62,620	44,756	43,773	32,004
Net income	67,432	80,474	159,649	144,050	117,804	110,410	87,047
Net income available to common shareholders	63,412	76,454	151,608	135,698	117,804	110,410	87,047

Per Common Share:
Basic earnings per share	$0.31	$0.44	$0.87	$0.81	$0.81	$0.79	$0.70
Diluted earnings per share	0.31	0.43	0.86	0.80	0.80	0.79	0.70
Cash dividends paid	0.24	0.24	0.48	0.48	0.48	0.48	0.48
Book value	11.61	11.18	11.34	11.00	10.49	10.02	9.51

Statement of Condition (at period end):
Total assets	$21,214,967	$16,598,601	$17,557,662	$16,127,090	$13,563,405	$12,023,976	$9,786,483
Net loans and leases	14,408,759	11,495,646	12,048,428	11,121,112	9,395,310	8,033,345	6,756,005
Deposits	15,528,561	12,358,127	12,623,463	11,382,208	10,198,232	9,082,174	7,289,768
Short-term borrowings	2,260,411	1,507,582	2,048,896	2,041,658	1,241,239	1,083,138	851,294
Long-term borrowings	656,844	542,578	641,480	541,443	219,133	293,444	291,983
Total shareholders’ equity	2,545,337	2,065,771	2,096,182	2,021,456	1,774,383	1,402,069	1,210,199

Significant Ratios:
Return on average assets(1)	0.68%	1.00%	0.96%	0.96%	0.93%	0.94%	0.88%
Return on average equity(1)	5.58%	7.90%	7.70%	7.50%	7.78%	8.02%	7.36%
Net interest margin(1)	3.41%	3.46%	3.42%	3.59%	3.65%	3.73%	3.79%
Dividend payout ratio	79.97%	55.13%	55.74%	59.85%	60.48%	61.27%	69.72%

Capital Ratios:
Average equity to average assets	12.25%	12.59%	12.48%	12.84%	11.98%	11.68%	11.97%
Leverage ratio	7.73%	8.24%	8.14%	8.43%	8.81%	8.29%	9.15%

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars in thousands, except per share data)

Asset Quality Ratios:
Non-performing loans / total loans	0.62%	0.59%	0.59%	0.61%	0.81%	0.99%	1.55%
Non-performing loans + OREO / total loans + OREO	0.95%	0.93%	0.91%	0.97%	1.24%	1.42%	2.05%
Non-performing assets / total assets	0.65%	0.65%	0.63%	0.68%	0.88%	0.99%	1.53%
Allowance for loan losses / total loans	1.06%	1.13%	1.16%	1.12%	1.17%	1.28%	1.47%
Allowance for loan losses / non-performing loans	171.49%	191.97%	197.44%	183.69%	143.03%	129.05%	94.76%
Net loan charge-offs / average loans(1)	0.23%	0.21%	0.21%	0.23%	0.28%	0.35%	0.58%

(1)	Quarterly information annualized

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF YADKIN

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015 is derived from the consolidated financial statements of Yadkin. The consolidated financial information as of and for the six months ended June 30, 2016 and 2015 is derived from unaudited consolidated financial statements and, in the opinion of Yadkin’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2016. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Yadkin’s audited consolidated financial statements and related notes thereto included in Yadkin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in F.N.B.’s Quarterly Report on Form 10-Q for the six months ended June 30, 2016, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 143.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars in thousands, except per share data)
Summary of Earnings:
Total interest income	$125,844	$88,077	$178,703	$134,548	$79,090	$48,092	$14,057
Total interest expense	14,390	9,574	19,553	13,980	8,653	6,804	2,756
Net interest income	111,454	78,503	159,150	120,568	70,437	41,288	11,301
Provision for loan losses	4,173	1,955	6,245	3,413	5,469	5,354	1,621
Net interest income after provision for loan losses	107,281	76,548	152,905	117,155	64,968	35,934	9,680
Total non-interest income	26,991	19,639	40,403	28,917	24,789	11,983	1,710
Total non-interest expense	94,929	63,274	122,686	118,954	81,870	50,345	17,569
Income (loss) before income taxes (benefit)	39,343	32,913	70,622	27,118	7,887	(2,428)	(6,179)
Income taxes (benefit)	14,140	11,922	25,995	5,413	2,014	(3,216)	188
Net income (loss)	25,203	20,991	44,627	21,705	5,873	788	(6,367)
Net income (loss) available to common shareholders	25,203	20,170	43,805	17,970	2,272	(1,147)	(5,943)

Per Common Share:
Basic earnings (loss) per share	$0.56	$0.64	$1.39	$0.88	$0.25	$(0.12)	$(2.21)
Diluted earnings (loss) per share	0.56	0.64	1.38	0.88	0.25	(0.12)	(2.21)
Cash dividends paid	0.70	—	0.20	—	—	—	—
Book value	19.44	17.28	17.73	17.65	15.27	15.40	15.26

Statement of Condition (at period end):
Total assets	$7,455,225	$4,327,052	$4,474,144	$4,268,034	$2,122,713	$1,089,808	$1,101,373
Net loans and leases	5,257,135	2,947,413	3,066,775	2,890,449	1,385,790	764,211	735,313
Deposits	5,338,586	3,243,094	3,310,297	3,247,364	1,672,231	870,962	885,507
Short-term borrowings	811,383	355,500	375,500	250,500	126,500	7,500	—
Long-term and junior subordinated debt	229,012	147,265	194,967	180,164	72,921	19,864	24,216
Total shareholders’ equity	1,002,538	548,116	562,549	557,802	238,059	180,722	183,510

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars in thousands, except per share data)

Significant Ratios:
Return on average assets(1)	0.79%	.99%	1.04%	0.69%	0.33%	0.07%	(2.10)%
Return on average equity(1)	5.95%	7.54%	7.98%	5.59%	2.61%	0.43%	(12.52)%
Net interest margin(1)	3.99%	4.31%	4.28%	4.43%	4.44%	4.44%	4.35%
Dividend payout ratio	96%	0%	14%	0%	0%	0%	0%

Capital Ratios:
Average equity to average assets	13.20%	13.18%	12.97%	12.39%	12.58%	16.99%	16.79%
Leverage ratio	9.17%	9.22%	9.42%	9.33%	8.70%	12.23%	19.55%

Asset Quality Ratios:
Non-performing loans / total loans	0.94%	1.10%	1.06%	0.92%	1.52%	1.93%	3.56%
Non-performing loans + OREO / total loans + OREO	1.52%	1.55%	1.55%	1.36%	2.26%	2.68%	5.04%
Non-performing assets / total assets	1.08%	1.06%	1.07%	0.93%	1.49%	1.89%	3.44%
Allowance for loan losses / total loans	0.22%	0.28%	0.32%	0.27%	0.51%	0.52%	0.15%
Allowance for loan losses / non-performing loans	0.24%	0.26%	0.30%	0.29%	0.33%	0.27%	0.04%
Net loan charge-offs / average loans(1)	0.09%	0.10%	0.14%	0.12%	0.20%	0.33%	1.29%

(1)	Quarterly information annualized

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information combines the historical consolidated financial position and results of operations of F.N.B. and its subsidiaries and of Yadkin and its subsidiaries as an acquisition by F.N.B. of Yadkin using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Yadkin will be recorded by F.N.B. at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the merger, as if the transaction had occurred on June 30, 2016. The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2015 and for the six months ended June 30, 2016 give effect to the merger as if the transaction had become effective at January 1, 2015. The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2016 includes Metro Bancorp, Inc. and NewBridge Bancorp from their acquisition dates of February 13, 2016 and March 1, 2016, respectively.

The merger was announced on July 21, 2016, and the merger agreement provides that each outstanding share of Yadkin common stock other than shares of Yadkin common stock that F.N.B., its subsidiaries and Yadkin’s subsidiaries hold and shares that Yadkin holds as treasury shares, will become, by operation of law, the right to receive 2.16 shares of F.N.B. common stock. The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both F.N.B. and Yadkin, which are incorporated in the document by reference. See “Where You Can Find More Information” on page 143.

The unaudited pro forma condensed consolidated financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of F.N.B. and its subsidiaries and of Yadkin and its subsidiaries, such information and notes thereto are incorporated by reference herein.

F.N.B. CORPORATION

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

as of June 30, 2016

(Dollars in thousands, except per share data)

	F.N.B. Corporation	Yadkin Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
Assets:
Cash and cash equivalents	$399,027	$120,536	$(101,000)	H	$418,563
Investment securities	4,197,967	1,077,266	-		5,275,233
Loans held for sale	12,062	139,513	-		151,575
Loans	14,563,128	5,268,768	(127,044)	A	19,704,852
Allowance for loan losses	(154,369)	(11,633)	11,633	B	(154,369)

Net loans	14,408,759	5,257,135	(115,411)		19,550,483

Premises and equipment, net	224,805	111,245	-		336,050
Goodwill	1,021,247	338,180	485,794	C	1,845,221
Core deposit and other intangible assets, net	83,744	40,883	32,355	D	156,982
Other assets	867,356	370,467	63,782	E	1,301,605

Total assets	$21,214,967	$7,455,225	$365,520		$29,035,712

Liabilities:
Deposits	$15,528,562	$5,338,586	$2,318	F	$20,869,466
Borrowings	2,917,255	1,040,395	26,604	G	3,984,254
Other liabilities	223,813	73,706	-		297,519

Total liabilities	18,669,630	6,452,687	28,922		25,151,239
Preferred stockholders’ equity	106,882	-	-		106,882
Common stockholders’ equity	2,438,455	1,002,538	336,598	H,I	3,777,591

Total stockholders’ equity	2,545,337	1,002,538	336,598		3,884,473

Total liabilities and stockholders’ equity	$21,214,967	$7,455,225	$365,520		$29,035,712

Book value per common share	$11.61	$19.44			$11.75
Shares outstanding	210,120,601	51,577,575	59,829,987		321,528,163

(See “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 40 of this joint proxy statement/prospectus)

F.N.B. CORPORATION

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA INCOME STATEMENT

For the Six Months Ended June 30, 2016

(Dollars in thousands, except per share data)

	F.N.B. Corporation	Yadkin Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
Total interest income	$326,685	$125,844	($2,980)	A	$449,549
Total interest expense	31,962	14,390	(336)	F,G	46,016

Net interest income	294,723	111,454	(2,644)		403,533
Provision for loan losses	28,408	4,173	—		32,581

Net interest income after provision for loan losses	266,315	107,281	(2,644)		370,952
Non-interest income	97,455	26,991	—		124,446
Non-interest expense	266,277	94,929	3,404	D	364,610

Income before income taxes	97,493	39,343	(6,048)		130,788
Income taxes	30,061	14,140	(2,117)	J	42,084

Net income	67,432	25,203	(3,931)		88,704
Preferred stock dividends	4,020	—	—		4,020

Net income available to common stockholders	$63,412	$25,203	($3,931)		$84,684

Earnings per common share:
Basic	$0.31	$0.56			$0.28
Diluted	$0.31	$0.56			$0.28

(See “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 40 of this joint proxy statement/prospectus)

F.N.B. CORPORATION

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA INCOME STATEMENT

For the Year Ended December 31, 2015

(Dollars in thousands, except per share data)

	F.N.B. Corporation	Metro Bancorp, Inc.	Pro Forma Adjustments (FNB/ Metro Merger)	F.N.B. Corporation (Pro Forma)	Yadkin Financial Corporation	NewBridge Bancorp	Pro Forma Adjustments (YDKN/ NBBC Merger)*	Yadkin Financial Corporation (Pro Forma)	Pro Forma Adjustments (FNB/ YDKN Merger)		Pro Forma Combined
Total interest income	$546,795	$110,206	($369)	$656,632	$178,703	$99,294	$4,062	$282,059	($7,359)	A	$931,332
Total interest expense	48,573	7,572	901	57,046	19,553	9,049	(280)	28,322	599	F,G	85,967

Net interest income	498,222	102,634	(1,270)	599,586	159,150	90,245	4,342	253,737	(7,958)		845,365
Provision for loan losses	40,441	9,300	—	49,741	6,245	120	—	6,365	—		56,106

Net interest income after provision for loan losses	457,781	93,334	(1,270)	549,845	152,905	90,125	4,342	247,372	(7,958)		789,259
Non-interest income	162,410	31,369	—	193,779	40,403	17,631	—	58,034	—		251,813
Non-interest expense	390,549	94,199	8,085	492,833	122,686	83,198	4,171	210,055	8,844	D	711,732

Income before income taxes	229,642	30,504	(9,355)	250,791	70,622	24,558	171	95,351	(16,802)		329,340
Income taxes	69,993	10,289	(3,274)	77,008	25,995	8,780	64	34,839	(841)	J	111,006

Net income	159,649	20,215	(6,081)	173,783	44,627	15,778	107	60,512	(15,961)		218,334
Preferred stock dividends	8,041	80	(80)	8,041	822	—	—	822	—		8,863

Net income available to common stockholders	$151,608	$20,135	($6,001)	$165,742	$43,805	$15,778	$107	$59,690	($15,961)		$209,471

Earnings per common share:
Basic	$0.87	$1.42		$0.79	$1.39	$0.41		$1.17			$0.70
Diluted	$0.86	$1.40		$0.79	$1.38	$0.40		$1.16			$0.69

*	See the Current Report on Form 8-K filed by Yadkin on May 16, 2016 for a summary of the pro forma adjustments.

(See “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 40 of this joint proxy statement/prospectus)

F.N.B. has performed a preliminary valuation analysis of the fair market value of Yadkin’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in thousands):

Cash and cash equivalents	$120,536
Investment securities	1,077,266
Residential mortgage loans held for sale	139,513
Loans	5,141,724
Premises and equipment, net	111,245
Goodwill	805,644
Core deposit and other intangible assets, net	73,238
Other assets	424,379
Deposits	(5,340,904)
Borrowings	(1,066,999)
Other liabilities	(73,706)

Total consideration paid	$1,411,936

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when F.N.B. has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values, (2) changes in allocations to intangible assets, including goodwill and (3) other changes to assets and liabilities.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Following is a summary of the adjustments made to develop the pro forma financial statements presented above:

(A)	Adjustment to record the acquired loan portfolio at fair value. The adjustment is comprised of a net interest rate-related mark of $0.8 million, credit mark of $(193.1) million and the reversal of Yadkin’s credit mark of $65.3 million. The interest rate-related mark will be amortized over 5 years, which is the estimated remaining life of the loan portfolio. The impact of the adjustment was to decrease interest income by $0.2 million for the year ended December 31, 2015 and $0.1 million for the six months ended June 30, 2016. The accretion of the credit mark will also be recorded over 5 years. The impact of this adjustment was to increase interest income by $10.2 million for the year ended December 31, 2015 and $5.1 million for the six months ended June 30, 2016. The impact of the reversal of Yadkin’s credit mark accretion was a decrease to interest income of $17.4 million for the year ended December 31, 2015 and $8.0 million for the six months ended June 30, 2016.

(B)	Adjustment to reverse the historical Yadkin allowance for loan losses of $11.6 million.

(C)	Adjustment to record $805.6 million of goodwill created as a result of the merger.

(D)	Adjustment to record core deposit intangible assets (CDI), net of the reversal of CDI recorded by Yadkin in prior acquisitions. For purposes of the pro forma adjustment shown here, the estimated fair value of the CDI is $63.1 million, which will be amortized over 10 years, and the reversal of the Yadkin CDI is $30.7 million. The impact of the adjustment was to increase non-interest expense by $8.8 million for the year ended December 31, 2015 and $3.4 million for the six months ended June 30, 2016, both net of the reversal of non-interest expense for the amortization associated with CDI recorded by Yadkin in prior acquisitions.

(E)	Adjustment to record the deferred tax asset created as a result of the fair value adjustments using F.N.B.’s statutory tax rate of 35%.

(F)	Adjustment of $4.2 million to record assumed time deposits at fair value based on current interest rates for similar instruments. The adjustment will be recognized on an accelerated basis over 5 years. The impact of the adjustment was to decrease interest expense by $1.3 million for the year ended December 31, 2015 and $0.7 million for the six months ended June 30, 2016. Additional adjustment of $(1.9) million to reverse the Yadkin purchase accounting adjustment relating to their acquisitions. The impact of the adjustment was to increase interest expense by $3.1 million for the year ended December 31, 2015 and $0.9 million for the six months ended June 30, 2016.

(G)	Adjustment of $(1.6) million to record assumed borrowings at fair value based on current interest rates for similar instruments. This adjustment includes $8.6 million related to subordinated debt with a weighted average remaining life of 4.9 years and $(10.2) million related to junior subordinated debt with a weighted average remaining life of 19.4 years. The impact of the adjustment was to decrease interest expense by $1.2 million for the year ended December 31, 2015 and $0.6 million for the six months ended June 30, 2016. Additional adjustment of $28.2 million to reverse the Yadkin purchase accounting adjustment relating to their acquisitions. The impact of the adjustment was to decrease interest expense by $0.6 million for the year ended December 31, 2015 and $0.2 million for the six months ended June 30, 2016.

(H)	Adjustment of $101.0 million to record the incremental direct costs associated with the merger. These costs include accountant and attorney fees, investment banker services, payout of vendor contract obligations, system conversion costs, insurance (tail coverage), payout of employee contracts, severance payments to displaced Yadkin personnel, other personnel-related costs and other miscellaneous costs.

(I)	Adjustment to eliminate Yadkin’s historical shareholders’ equity, which reflects the issuance of 111,407,562 shares of F.N.B. common stock and includes the conversion of Yadkin’s stock options into F.N.B. stock options. The value of the F.N.B. common stock to be issued is based on the stock price of $12.54 as of June 30, 2016. The actual value for this adjustment is subject to fluctuation, based on the stock price at the time of the acquisition.

(J)	Adjustment to record the income tax impact of the pro forma adjustments using F.N.B.’s statutory tax rate of 35%.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma and pro forma-equivalent per share financial information for F.N.B. common stock and Yadkin common stock. The pro forma and pro forma-equivalent per share information give effect to the merger of Yadkin with and into F.N.B. as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2015, in the case of the net income and dividends declared data. The unaudited pro forma data in the table assume that the merger is accounted for using the acquisition method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Yadkin at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The information in the following table is based on, and should be read together with F.N.B.’s and Yadkin’s historical financial statements and notes thereto incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 143.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company that will result from the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	F.N.B. Corporation Historical	Metro Bancorp, Inc. Historical	Combined Pro Forma Amounts for F.N.B./ Metro	Yadkin Historical	NewBridge Bancorp Historical	Combined Pro Forma Amounts for F.N.B./ Metro/ Yadkin/ Newbridge(4)	Pro Forma Yadkin Equivalent Shares(5)
Book value per share(1):
June 30, 2016	$11.61	n/a	$11.61	$19.44	n/a	$11.75	$25.37
December 31, 2015	$11.34	$19.78	$11.43	$17.73	$6.57	$11.20	$24.18
Cash dividends paid per common share(2):
Six months ended June 30, 2016	$0.24	n/a	$0.24	$0.70	n/a	$0.24	$0.52
Year ended December 31, 2015	$0.48	$0.28	$0.48	$0.20	0.06	$0.48	$1.04
Basic earnings per common share(3):
Six months ended June 30, 2016	$0.31	n/a	$0.31	$0.56	n/a	$0.28	$0.60
Year ended December 31, 2015	$0.87	$1.42	$0.79	$1.39	$0.41	$0.70	$1.51
Diluted earnings per common share(3):
Six months ended June 30, 2016	$0.31	n/a	$0.31	$0.56	n/a	$0.28	$0.60
Year ended December 31, 2015	$0.86	$1.40	$0.79	$1.38	$0.40	$0.69	$1.49

(1)	The pro forma combined book value per share of F.N.B. common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common stock of the combined entities.
(2)	Pro forma dividends per share represent F.N.B.’s historical dividends per share.
(3)	The pro forma combined basic and diluted earnings per share of F.N.B. common stock is based on the pro forma combined net income for the merged entities divided by the total pro forma basic and diluted shares of the combined entities.
(4)	Accounts for the pending merger of Yadkin with and into F.N.B.
(5)	The Pro Forma Yadkin Equivalent Shares are calculated by multiplying the amounts in the “Combined Pro Forma Amounts for F.N.B./Metro/Yadkin/Newbridge” column by the exchange ratio of 2.16, which represents the number of shares of F.N.B. common stock a Yadkin shareholder will receive for each share of Yadkin common stock owned.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth for the periods indicated:

•	the high and low intraday sales prices of shares of F.N.B. common stock as reported on the NYSE;

•	the high and low intraday sales prices of Yadkin voting common stock as reported on NYSE; and

•	quarterly and special cash dividends paid per share by F.N.B. and Yadkin.

	F.N.B. Common Stock			Yadkin Voting Common Stock
Quarter Ended	High	Low	Dividend	High	Low	Dividend
2014:
March 31	$13.67	$11.40	$0.12	$22.02	$16.62	$—
June 30	13.70	11.78	0.12	21.77	17.54	—
September 30	13.21	11.84	0.12	19.50	17.50	—
December 31	13.56	11.50	0.12	19.78	17.92	—

2015:
March 31	$13.43	$11.82	$0.12	$20.64	$18.00	$—
June 30	14.61	12.85	0.12	21.90	19.11	—
September 30	14.80	12.00	0.12	23.00	18.80	0.10
December 31	14.66	12.31	0.12	27.23	20.89	0.10

2016:
March 31(1)	$13.40	$11.16	$0.12	$25.17	$20.42	$0.60
June 30	13.59	11.69	0.12	28.23	22.68	0.10
September 30	13.44	11.75	0.12	26.45	24.32	0.10
December 31 (October 1 through October 12, 2016)	12.72	12.08	—	26.95	25.89	—

(1)	Yadkin paid a special cash dividend of $0.50 per share on March 7, 2016 to holders of record of unrestricted common stock as of February 29, 2016.

The table below presents:

•	the last reported sale price of a share of F.N.B. common stock, as reported on the NYSE; and

•	the last reported sale price of a share of Yadkin voting common stock, as reported on NYSE,

in each case, on July 20, 2016, the last full trading day prior to the public announcement of the proposed merger, and on October 12, 2016, the last practicable trading day before the date we printed and mailed this joint proxy statement/ prospectus. The following table also presents the pro forma equivalent per share value of a share of Yadkin voting common stock on those dates. We calculated the pro forma equivalent per share value by multiplying the closing price of F.N.B. common stock on those dates by 2.16, the exchange ratio in the merger.

	F.N.B. Common Stock	Yadkin Voting Common Stock	Pro Forma Equivalent Value of One Share of Yadkin Voting Common Stock
July 20, 2016	$13.20	$25.95	$28.51
October 12, 2016	12.50	26.65	27.00

We advise you to obtain current market quotations for F.N.B. common stock. The market price of F.N.B. common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. We can provide no assurance concerning the future market price of F.N.B. common stock.

YADKIN SPECIAL MEETING OF SHAREHOLDERS

The board of directors of Yadkin is soliciting proxies of shareholders for use at the special meeting of shareholders. Yadkin will pay the costs of soliciting proxies and, upon request, will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of Yadkin stock.

Yadkin has engaged Georgeson Inc. to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. Yadkin has agreed to pay Georgeson Inc. approximately $6,000, plus reasonable out-of-pocket expenses for such services and also will indemnify the solicitor against certain claims, costs, damages, liabilities, judgments and expenses. Additionally, directors, officers and employees of Yadkin may solicit proxies personally or by telephone, facsimile or email. None of these persons will receive additional or special compensation for soliciting proxies.

Yadkin is mailing this document and accompanying form of proxy to its shareholders on or about October 21, 2016.

Date, Time and Place of the Special Meeting

The special meeting of shareholders of Yadkin will be held at 10:00 a.m. Eastern Time, on December 9, 2016, at Raleigh Marriott Crabtree Valley, 4500 Marriott Drive, Raleigh, NC 27612.

Purpose of the Special Meeting

At the special meeting, shareholders of Yadkin will be asked to consider and vote upon:

•	A proposal to approve the adoption of the merger agreement and approve the merger of Yadkin with and into F.N.B.;

•	A proposal to approve, by an advisory (non-binding) vote, certain merger-related compensation for Yadkin’s named executive officers; and

•	A proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the agreement and plan of merger.

Recommendation of the Yadkin Board of Directors

The board of directors of Yadkin has unanimously approved, at a meeting attended by all of the directors of Yadkin, the merger agreement and merger of Yadkin into F.N.B. and unanimously recommends that shareholders vote “FOR” approval of adoption of the merger agreement and approve the merger, “FOR” the proposal to approve the merger-related compensation that will or may be paid to Yadkin’s named executive officers, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to approve the merger agreement and the merger.

Record Date and Quorum

All holders of Yadkin common stock at the close of business on the record date, October 12, 2016, including registered shareholders and shareholders who hold their shares through banks, brokers, or other nominees, have a right and are invited to attend the Yadkin special meeting. On the record date, there were 51,750,138 shares of Yadkin common stock outstanding and entitled to vote held by approximately 7,823 holders of record. Yadkin shareholders are entitled to cast one vote for each share of common stock they own. The number of shares that may be voted by each shareholder is shown on the proxy card mailed to the shareholder.

As of the record date, directors and executive officers of Yadkin and their affiliates owned and were entitled to vote 1,530,031 shares of Yadkin common stock representing approximately 2.96% of the shares of Yadkin common stock outstanding on that date. See “Security Ownership of Certain Beneficial Owners and Management” of the proxy statement for Yadkin’s 2016 annual meeting of shareholders, filed with the SEC on April 7, 2016, which is incorporated herein by reference, for information regarding the beneficial ownership of Yadkin voting common stock as of March 31, 2016 by: (1) each person or entity known to Yadkin to be the beneficial owners of more than five percent of the outstanding voting common stock of Yadkin, (2) each of director of Yadkin, (3) each named executive officer of Yadkin and (4) all officers and directors of Yadkin as a group.

On July 20, 2016, each of the persons then serving as a director of Yadkin and Terry S. Earley (Executive Vice President and Chief Financial Officer of Yadkin), Steven W. Jones (Executive Vice President and Chief Banking Officer) and Lightyear Fund II, L.P., Lightyear Co-Invest Partnership II, L.P., Trident IV Depository Holdings LLC and Trident IV PF Depository Holdings LLC, entered into a voting agreement with F.N.B., solely in his or her capacity as a shareholder of Yadkin, in which each such person agreed to vote in favor of the proposal to approve adoption of the merger agreement and the merger and the proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. As of the record date, there were 6,073,418 shares of Yadkin common stock subject to the voting agreements (excluding options), which represented approximately 11.74% of the outstanding shares of Yadkin common stock as of that date. The forms of voting agreements signed by those shareholders are included as Appendices B and C to this joint proxy statement/prospectus.

Shares held by the rabbi trust are not subject to a voting agreement and will be voted according to the instructions of a committee comprised of five current Yadkin directors, acting by majority vote, none of whom were Piedmont Community Bank Holdings, Inc. directors.

In order to hold the Yadkin special meeting, a quorum representing holders of a majority of the outstanding shares of Yadkin common stock, must be present in person or represented by proxy. For purposes of establishing a quorum, in addition to counting those shares that have been voted by proxy, Yadkin will count as present at the meeting:

•	Shares that are present in person but not voting;

•	Shares for which Yadkin has received proxies, but for which holders have abstained from voting; and

•	Shares represented by proxies returned by a bank, broker or other nominee holding the shares in nominee or street name but for which the bank, broker or other nominee is not entitled to vote the shares because the beneficial owner of the shares has not provided voting instructions.

Beneficial Owners of Yadkin Common Stock

If you hold your Yadkin shares in an account at a bank or brokerage firm, you are the beneficial owner of such shares and Yadkin cannot mail proxy materials directly to you. Instead, your bank or brokerage firm will forward the proxy materials to you and tell you how to provide voting instructions for your Yadkin shares. Your bank or brokerage firm will vote your shares according to your instructions.

It is very important that you provide your bank or brokerage firm with voting instructions. Banks and brokerage firms cannot vote on the proposals that will be considered at the special meeting without voting instructions from the beneficial owner of the stock.

Vote Required to Approve Each Matter

Yadkin Merger Proposal. The Yadkin merger proposal requires the affirmative vote of a majority of the outstanding shares of Yadkin voting common stock in order to be approved.

Yadkin Compensation and Adjournment Proposals. The Yadkin compensation proposal and the Yadkin adjournment proposal each require the affirmative vote of a majority of the votes cast at the meeting in order to be approved. The vote on the Yadkin compensation proposal is only advisory and will not be binding on Yadkin or the combined company that results from the merger.

Voting by Proxy

Please follow the instructions on the enclosed proxy card to vote on each proposal to be considered at the special meeting. Also, please sign and date the proxy card and mail it back to the transfer agent in the enclosed prepaid envelope. The proxy holders named on the proxy card will vote your shares as you instruct. Please do not send in your stock certificates with the proxy card. If the merger is approved, you will receive instructions on how to exchange your Yadkin stock certificates for F.N.B. stock certificates.

You may also vote using the Internet or the toll-free telephone number as provided on the enclosed proxy card. Telephone and Internet votes must be cast prior to 1:00 a.m. Eastern Time, December 9, 2016.

Revoking Proxy or Changing Vote After Returning Proxy Card or Voting by Telephone or Internet

At any time before the vote at the meeting on a proposal, Yadkin shareholders can revoke their proxy or change their vote either by:

•	Giving Yadkin’s Corporate Secretary a written notice of the desire to revoke the proxy and receive another proxy card. Yadkin’s mailing address is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612;

•	Signing, dating and returning to Yadkin a new proxy card; or

•	Voting again by telephone or Internet.

Yadkin will honor the proxy card or the telephone or Internet vote with the latest date. If your shares are held by a bank or broker and you wish to change the voting instructions that you have provided, you should contact your bank or broker as soon as possible and state that you wish to change your voting instructions.

Treatment of Abstentions and Broker Non-Votes

Under North Carolina law, an abstention is not a vote. If you return your proxy card or attend the meeting and abstain from voting, your abstention will not count as a vote “cast” for that particular matter. Under Yadkin’s bylaws, abstentions and broker non-votes will be counted as shares present at the special meeting for purposes of determining whether there is a quorum, but will not be counted or voted in favor of any of the proposals that will be considered at the Yadkin special meeting. The applicable stock exchange of which most brokers are members does not permit a broker to vote on any of the proposals being presented at the special meeting if the broker has not been provided with voting instructions by the beneficial owner of the shares. Consequently, if you hold shares with a broker, and you fail to provide your broker with voting instructions, he or she will not be permitted to vote your shares on any of the proposals being considered at the special meeting. When a broker returns a proxy and will thus, be present at the meeting, but is not permitted to vote a client’s shares, such omitted votes are referred to as “broker non-votes.”

The merger agreement and merger will be approved by the shareholders of Yadkin if a majority of the outstanding shares of Yadkin voting common stock are voted in favor of the proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card, fail to vote in person at the Yadkin special meeting or fail to instruct your bank or broker how to vote with respect to the Yadkin merger proposal, it will have the same effect as a vote “AGAINST the Yadkin merger proposal. Each of the proposal to approve by an advisory (non-binding) vote the executive compensation arrangements and the proposal to adjourn the meeting if necessary to solicit additional proxies will be approved if a majority of the votes cast vote “FOR” these proposals. Consequently, abstentions and broker non-votes will have the effect of votes “AGAINST” these proposals.

What Happens if You Sign and Return the Proxy Card But Do Not Specify a Vote

If you sign and return the proxy card but do not vote on a proposal, the proxy holders will vote for you on that proposal. Unless you instruct otherwise, the proxy holders will vote (1) “FOR” the proposal to approve the merger agreement and merger of Yadkin with and into F.N.B.; (2) “FOR” the proposal to approve by an advisory (non-binding) vote, certain compensation arrangements in connection with the merger for Yadkin’s named executive officers; and (3) “FOR” the proposal to approve one or more adjournments of the special meeting if necessary or appropriate to solicit additional proxies because there are insufficient votes at the time of the special meeting to approve adoption of the merger agreement and merger. If other matters are properly brought before the shareholders at the Yadkin special meeting, the proxy holders will exercise their judgment and vote as they determine is in the best interests of Yadkin and Yadkin shareholders.

How Votes are Counted

Yadkin’s judges of election will count all votes which are cast in person or by proxy at the special meeting. Voting is an important right of shareholders. Your vote at the special meeting is very important to us. If you abstain or otherwise fail to cast a vote on any matter at the Yadkin special meeting, the abstention or failure will not be a vote and will not be counted. Your broker or nominee may not exercise discretion and vote shares held of record on your behalf when you have not provided voting instructions.

What Happens if Other Matters Come Up at the Special Meeting

The matters described in this proxy statement are the only matters we know which will be voted on at the special meeting. If you return your proxy card or vote by telephone or over the Internet and other matters are properly presented at the Yadkin special meeting, the proxy holders named on the enclosed proxy card will exercise their judgment to vote your Yadkin shares in a manner that they deem to be in the best interests of Yadkin and its shareholders.

Requirements for Admittance to Yadkin’s Special Meeting

If you plan to attend the Yadkin special meeting in person and are a registered shareholder, you will need to present an acceptable form of identification and the admission ticket that was included in your packet of materials in order to be admitted to the meeting. If you hold your shares through a bank, broker, or other nominee, you will need to bring proof of ownership, such as a recent brokerage account statement or a letter from your bank or broker confirming your ownership of Yadkin shares as of the record date in order to be admitted to the special meeting. Failure to bring such documents may delay your entry into or prevent you from being admitted to the special meeting.

Delivery of Joint Proxy Statement/Prospectus to Shareholders Sharing Same Address

Yadkin will mail only one copy of the joint proxy statement/prospectus to multiple shareholders sharing the same address. Upon receipt of a written or oral request directed to the address or telephone below, Yadkin will promptly deliver a separate copy of the joint proxy statement/prospectus to a security holder at a shared address to which a single copy was mailed. Such requests should be directed to: Computershare Trust Company, N.A., Yadkin’s transfer agent, at P.O. Box 30170, College Station, TX 77842, Telephone: (800) 368-5948.

Questions and Additional Information

If you have questions about the merger or the special meeting of Yadkin, would like additional copies of this document or proxy cards, or need any other information related to Yadkin’s special meeting, please contact Terry Earley, Chief Financial Officer, Yadkin Financial Corporation, 3600 Glenwood Avenue, Raleigh, North Carolina 27612, Telephone: (919) 659-9015. You may also call Georgeson Inc., Yadkin’s proxy solicitor at (866) 431-2094.

YADKIN PROPOSALS

Proposal No. 1—Yadkin Merger Proposal

At the Yadkin special meeting of shareholders, Yadkin shareholders will consider and vote on a proposal to approve the adoption of the merger agreement and the merger of Yadkin with and into F.N.B. After an extensive review of strategic alternatives and the potential risks, rewards and uncertainties associated with those alternatives, the Yadkin board of directors, with the assistance of Yadkin’s executive management and financial and legal advisors, determined that the merger would be the best alternative and in the best interests of Yadkin’s shareholders and other stakeholders. The board of directors considered numerous factors in reaching its decision. Details about the merger, including Yadkin’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed below in the section entitled “The Merger”.

Approval of adoption of the merger agreement and the merger requires the presence of a quorum and the affirmative vote of a majority of the outstanding shares of Yadkin voting common stock.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” approval of adoption of the merger agreement and the merger.

Proposal No. 2—Yadkin Compensation Proposal

Pursuant to Rule 14a-21(c) of the Exchange Act and as required by the Dodd-Frank Act, Yadkin is providing its shareholders with a separate advisory (non-binding) vote to approve the merger-related compensation for its named executive officers as described in “The Merger—Merger-Related Compensation for Yadkin’s Named Executive Officers.”

Shareholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that may be paid or become payable to Yadkin’s named executive officers in connection with the merger, and the agreement or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Merger-Related Compensation for Yadkin’s Named Executive Officers,” is hereby APPROVED.”

The vote is advisory in nature and, therefore, is not binding on Yadkin or on F.N.B. or the boards of directors or the compensation committees of Yadkin or F.N.B., regardless of whether the merger proposal is approved.

Approval of this advisory (non-binding) proposal is not a condition to completion of the merger and requires the affirmative vote of a majority of the votes cast. The vote is an advisory vote and will not be binding on Yadkin or the surviving corporation in the merger. If the merger is completed, the merger-related compensation that will or may be paid to Yadkin’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect Yadkin’s or F.N.B.’s obligations to make these payments even if Yadkin shareholders do not approve, by advisory (non-binding) vote, this proposal.

The vote on the merger-related named executive officer compensation is separate from the vote to approve the merger agreement. You may vote “AGAINST” the merger-related named executive officer compensation and “FOR” approval and adoption of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The Yadkin board of directors unanimously recommends that you vote “FOR” the approval, in an advisory (non-binding) vote, of the merger-related named executive officer compensation proposal.

Proposal No. 3—Yadkin Adjournment Proposal

In the event there are insufficient votes at the time of the special meeting to approve adoption of the merger agreement and the merger, Yadkin will ask its shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve adoption of the merger agreement and the merger. Pursuant to Yadkin’s bylaws, shareholders are permitted to vote on a proposal to adjourn a meeting even if the meeting cannot be organized because of the lack of a quorum.

Approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast.

The Yadkin board of directors unanimously recommends that you vote “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies to approve adoption of the merger agreement and the merger.

F.N.B. SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

This document solicits, on behalf of the F.N.B. board of directors, proxies to be voted at the special meeting of F.N.B. shareholders and at any adjournments or postponements thereof. On or about October 21, 2016, F.N.B. commenced mailing this document and the enclosed form of proxy card to its shareholders entitled to vote at the F.N.B. special meeting.

The special meeting of F.N.B. shareholders will be held at the SpringHill Suites Marriott, Clemente Room, 223 Federal Street, Pittsburgh, Pennsylvania 15212, at 10:00 a.m. Eastern Time, on December 9, 2016.

Purpose of the Special Meeting

At the F.N.B. special meeting, F.N.B. shareholders will be asked to consider and vote upon the following matters:

•	Approval of the issuance of F.N.B. common stock, par value $0.01 per share, pursuant to the merger agreement (we refer to this proposal as the “F.N.B. stock issuance proposal”); and

•	Approval of one or more adjournments of the shareholder meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the F.N.B. stock issuance proposal (we refer to this proposal as the “F.N.B. adjournment proposal”).

F.N.B. will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

Recommendation of the F.N.B. Board of Directors

The F.N.B. board of directors recommends that you vote “FOR” the F.N.B. stock issuance proposal and “FOR” the F.N.B. adjournment proposal.

Record Date and Quorum

The F.N.B. board of directors has fixed the close of business on October 12, 2016 as the record date for determining the holders of F.N.B. common stock entitled to receive notice of and to vote at the F.N.B. special meeting.

As of the record date, there were 209,670,865 shares of F.N.B. common stock outstanding and entitled to vote at the F.N.B. special meeting held by approximately 11,122 holders of record. Each share of F.N.B. common stock entitles the holder to one vote at the F.N.B. special meeting on each proposal to be considered at the F.N.B. special meeting.

The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of F.N.B. common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of F.N.B. common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the F.N.B. special meeting.

As of the record date, directors and executive officers of F.N.B. and their affiliates owned and were entitled to vote 2,856,335 shares of F.N.B. common stock, representing approximately 1.36% of the shares of F.N.B. common stock outstanding on that date. F.N.B. currently expects that F.N.B.’s directors and executive officers will vote their shares in favor of the F.N.B. stock issuance proposal and the F.N.B. adjournment proposal, although none of them has entered into any agreement obligating them to do so. See “Security Ownership of Directors and Executive Officers” and “Security Ownership of Certain Beneficial Owners” of the proxy statement for F.N.B.’s 2016 annual meeting of shareholders, filed with the SEC on April 1, 2016, which are incorporated herein by reference, for information regarding the beneficial ownership of F.N.B. common stock as of March 9, 2016 by each director of F.N.B., each named executive officer of F.N.B., and all directors and executive officers of F.N.B. as a group; and the beneficial ownership of F.N.B. common stock by persons or entities known to F.N.B. as of March 31, 2016 to be the beneficial owners of more than five percent of the outstanding common stock of F.N.B.

Vote Required; Treatment of Abstentions and Failure to Vote

F.N.B. Stock Issuance Proposal. This proposal must be approved by a majority of the votes cast by the holders of the shares entitled to vote on such proposal. In accordance with NYSE rules, abstentions will be included for purposes of determining the total number of votes cast on the proposal. Accordingly, if you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to this proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

F.N.B. Adjournment Proposal. This proposal must be approved by a majority of the votes cast by the holders of the shares entitled to vote on such proposal. Abstentions will not be included for purposes of determining the total number of votes cast. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to this proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

Voting on Proxies

Instead of voting in person at the F.N.B. special meeting, you may vote by proxy. Your proxy authorizes the persons named on the enclosed proxy card to vote your shares at the F.N.B. special meeting (and any adjournment or postponement of the meeting) as you have specified on the proxy card. To ensure you are represented at the special meeting, F.N.B. recommends that you vote by proxy even if you plan to attend the special meeting. Your vote is important.

If you hold shares of F.N.B. common stock in your name as a shareholder of record, to vote by proxy, you, as an F.N.B. shareholder, may use any of the following methods:

•	On the Internet: Visit the website on your proxy card. Proxies submitted via the Internet must be received by 1:00 a.m. Eastern Time, on December 9, 2016, in order to be counted in the vote.

•	By telephone: Call the toll-free number on your proxy card. Proxies submitted by telephone must be received by 1:00 a.m., Eastern Time, on December 9, 2016, in order to be counted in the vote.

•	By mail: Complete, sign and date the proxy card and mail it to us in the enclosed envelope. No postage is required if mailed in the United States.

Voting through the Internet, by telephone or by mail will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted at the special meeting.

Voting instructions are included on your proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each of the proposals. If you are the record holder of your shares of F.N.B. common stock and submit your properly executed proxy without specifying a voting instruction, your shares of F.N.B. common stock will be voted as recommended by the F.N.B. board of directors.

If you hold your shares of F.N.B. common stock in “street name” through a broker, bank, or other nominee, you should check the voting form used by that firm to determine whether you may vote by telephone or on the Internet. If you return an incomplete instruction card to your broker, bank or other nominee, the record holder of your shares will not vote your shares with respect to any matter.

If any matters not described in this document are properly presented at the special meeting, the persons named on the proxy card will use their own best judgment to determine how to vote your shares. No matters other than those described in this joint proxy statement/prospectus are anticipated to be presented for action at the F.N.B. special meeting or any adjournment or postponement of the special meeting.

Shares Held in “Street Name”

If you are a F.N.B. shareholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares (i.e., your bank, broker or other nominee) with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. You may not vote shares held in street name by returning a proxy card directly to F.N.B. or by voting in person at the F.N.B. special meeting unless you obtain a “legal proxy” from your bank or broker. Furthermore, under stock exchange rules, a bank or broker who holds shares of F.N.B. common stock on behalf of a customer is not permitted to vote its customer’s shares or give a proxy to vote those shares as to either of the proposals that will be presented at the special meeting of F.N.B. shareholders, unless the bank or broker receives specific instructions from its customer. Banks and brokers only have discretionary voting power on matters that are considered “routine” under stock exchange rules. Neither of the proposals for the F.N.B. special meeting is considered a “routine” matter. Consequently, your shares will not be voted on either proposal at the special meeting unless you instruct your bank or broker how to vote.

Revoking Your Proxy or Changing Your Vote

If you hold shares of F.N.B. common stock in your name as a shareholder of record, you may revoke your proxy and change your vote at any time before it is voted at the F.N.B. special meeting by doing any of the following: (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to F.N.B.’s corporate secretary, or (4) attending the F.N.B. special meeting in person, notifying the F.N.B. corporate secretary of revocation of your proxy, and voting by ballot at the F.N.B. special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

F.N.B. Corporation

Corporate Secretary

One North Shore Center

12 Federal Street

Pittsburgh, PA 15212

If your shares of F.N.B. common stock are held in “street name” through a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Participants in 401(k) Plans or Employee Stock Ownership Plans

If you participate in any of the 401(k) plans or employee stock ownership plans which are sponsored by F.N.B., you may vote the number of shares of common stock credited to your account as of the record date.

The 401(k) plans and employee stock ownership plans currently sponsored by F.N.B. are listed below:

•	F.N.B. Corporation Progress Savings 401(k) Plan

•	Baltimore County Savings Bank Employee Savings Plan

You may vote your shares of F.N.B. common stock by instructing the trustee of the applicable plan pursuant to the voting instruction card that has been mailed with this joint proxy statement/prospectus to plan participants. The trustee of the F.N.B. Corporation Progress Savings 401(k) Plan is T. Rowe Price, and the trustee of the Baltimore County Savings Bank Employee Savings Plan is Principal Financial Group. The trustee will vote your shares in accordance with the instructions on your properly completed and signed voting instruction card, so long as the your voting instruction card is received by 3:00 a.m., Eastern Time, on December 6, 2016. If you do not timely return your voting instruction card, the shares credited to your plan account will be voted by the trustee in the same proportion that it votes the shares for which it timely received voting instruction cards.

You may also revoke a previously given voting instruction card until 3:00 a.m., Eastern Time, on December 6, 2016, by filing with the trustee either a written notice of revocation or a properly completed and signed voting instruction card at a later date.

Attending the Special Meeting

To be admitted to the F.N.B. special meeting, you must be a shareholder of record on the record date or, if you hold your shares of F.N.B. common stock in “street name” through a bank or broker, you must bring evidence of ownership of your shares of F.N.B. common stock as of the record date, such as a brokerage statement. In addition, you will need to present government-issued photo identification (such as a driver’s license or passport). If you are representing an entity that is a shareholder, you must also present documentation showing your authority to attend and act on behalf of the entity (such as a power of attorney, written proxy to vote or letter of authorization on the entity’s letterhead). We reserve the right to limit the number of representatives of any entity who may be admitted to the special meeting. No cameras, recording equipment, large bags or packages will be permitted in the special meeting. The use of cell phones, smart phones, tablets and other personal communication devices during the special meeting is also prohibited. Entrance after the special meeting has commenced will be prohibited.

Voting in Person

If you hold shares of F.N.B. common stock in your name as a shareholder of record and wish to vote in person, you will be given a ballot at the meeting. If your shares are held in “street name” through a bank or broker and you wish to vote at the F.N.B. special meeting, you must bring a proxy executed in your favor from the bank or broker in order to vote your shares in person at the F.N.B. special meeting. Whether or not you plan to attend the F.N.B. special meeting, F.N.B. requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described on the enclosed proxy card. This will not prevent you from voting in person at the F.N.B. special meeting but will assure that your vote is counted if you are unable to attend.

Solicitation of Proxies

F.N.B. and Yadkin will share equally the cost of printing this joint proxy statement/prospectus and the filing fees paid to the SEC. F.N.B. will bear all costs of soliciting proxies for the F.N.B. special meeting. F.N.B. has retained Laurel Hill Advisory Group, LLC to assist in obtaining proxies by mail, facsimile or email from registered holders, broker firms, bank nominees and other institutions for the F.N.B. special meeting. The estimated cost of such service is $16,000, including out-of-pocket expenses. Additionally, directors, officers and employees of F.N.B. may solicit proxies personally or by telephone, facsimile or email. None of these persons will receive additional or special compensation for soliciting proxies. F.N.B. will, upon request, reimburse brokers, banks and other nominees for their reasonable costs associated with sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of F.N.B. sharing an address unless F.N.B. has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Shareholder Services, F.N.B. Corporation, One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, or by calling F.N.B.’s transfer agent representative at (800) 368-5948, F.N.B. will promptly send a separate copy of this document to a shareholder at a shared address where only a single copy of this document was delivered.

Questions and Additional Information

If you have additional questions about the merger or the special meeting, need assistance with submitting your proxy or would like to request additional copies of this document or the enclosed proxy card, please call the F.N.B. Corporate Secretary at (724) 983-3435, or call Laurel Hill Advisory Group, LLC, the proxy solicitor retained by F.N.B., at (516) 396-7901.

F.N.B. PROPOSALS

Proposal No. 1—F.N.B. Stock Issuance Proposal

It is a condition to the completion of the merger that F.N.B. issue shares of F.N.B. common stock pursuant to the merger agreement. The merger agreement provides that all shares of Yadkin common stock will no longer be outstanding upon completion of the merger, and each share of Yadkin common stock will be converted into the right to receive 2.16 shares of F.N.B. common stock.

F.N.B. is asking its shareholders to approve the issuance of F.N.B. common stock to the Yadkin shareholders pursuant to the merger agreement. The merger cannot be completed in accordance with the merger agreement without the issuance of F.N.B. common stock to Yadkin shareholders in the amount contemplated by the merger agreement; and such issuance of F.N.B. common stock cannot be completed without the approval of the shareholders of F.N.B. because, under NYSE rules, F.N.B. may not issue a number of shares of common stock which equals or exceeds 20 percent of the number of shares that is outstanding before the issuance without first obtaining shareholder approval.

The F.N.B. board of directors recommends that F.N.B. shareholders vote “FOR” the F.N.B. stock issuance proposal.

Proposal No. 2—F.N.B. Adjournment Proposal

The F.N.B. special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the F.N.B. stock issuance proposal.

If, at the F.N.B. special meeting, the number of shares of F.N.B. common stock present or represented and voting in favor of the F.N.B. stock issuance proposal is insufficient to approve such proposal, F.N.B. intends to move to adjourn the F.N.B. special meeting in order to solicit additional proxies for the approval of the F.N.B. stock issuance proposal. In that event, F.N.B. will ask its shareholders to vote upon the F.N.B. adjournment proposal, but not the F.N.B. stock issuance proposal. In accordance with the F.N.B. bylaws, a vote to approve the proposal to adjourn the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the F.N.B. special meeting to approve the F.N.B. stock issuance proposal may be taken in the absence of a quorum.

In this proposal, F.N.B. is asking its shareholders to authorize the holder of any proxy solicited by the F.N.B. board of directors on a discretionary basis to vote in favor of adjourning the F.N.B. special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from F.N.B. shareholders who have previously voted.

The F.N.B. board of directors recommends that F.N.B. shareholders vote “FOR” the F.N.B. adjournment proposal.

INFORMATION ABOUT F.N.B. CORPORATION

F.N.B. Corporation was formed in 1974 as a bank holding company. In 2000, F.N.B. elected to become, and remains, a financial holding company under the Gramm-Leach-Bliley Act of 1999.

F.N.B. Corporation is a diversified financial services company operating in six states and three major metropolitan areas, including Pittsburgh, Pennsylvania, Baltimore, Maryland and Cleveland, Ohio. As of June 30, 2016, F.N.B. had 330 banking offices throughout Pennsylvania, Ohio, Maryland and West Virginia. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, international banking, business credit, capital markets and lease financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include fiduciary and brokerage services, asset management, private banking and insurance. F.N.B. also operates Regency Finance Company, which had 76 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee as of June 30, 2016.

As of June 30, 2016, F.N.B. had total assets of $21.2 billion, loans of $14.6 billion and deposits of $15.5 billion.

The principal executive offices of F.N.B. are located at One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, telephone number (800) 555-5455. Additional information about F.N.B. and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

INFORMATION ABOUT YADKIN FINANCIAL CORPORATION

Yadkin is a North Carolina corporation duly registered as a bank holding company under the BHC Act. Yadkin is regulated by the Federal Reserve Board. Yadkin is headquartered in Raleigh, North Carolina, and conducts its business primarily through its wholly-owned subsidiary, Yadkin Bank, a North Carolina-chartered commercial bank. Yadkin Bank’s primary business is providing banking, mortgage, investment and insurance services to businesses and consumers across the Carolinas. It provides mortgage-lending services through its mortgage division, Yadkin Mortgage, headquartered in Greensboro, NC. Yadkin Bank’s SBA Lending (Government Guaranteed Lending) is headquartered in Charlotte, NC. Yadkin Bank began operations in 1968. It is currently the fourth largest bank headquartered in North Carolina and ranks first by North Carolina deposit market share among community banks. As of June 30, 2016, Yadkin operated over 99 full-service banking locations in its North Carolina and South Carolina banking network and had a significant presence in all major North Carolina markets, including Charlotte, the Raleigh-Durham-Chapel Hill Triangle, the Piedmont Triad, and Wilmington.

The principal executive offices of Yadkin are located at 3600 Glenwood Avenue, Suite 300, Raleigh, NC 27612-4955, telephone number (919) 659-9000. Additional information about Yadkin and its subsidiaries is included in documents incorporated by reference in this joint proxy/prospectus. See “Where You Can Find More Information” beginning on page 143.

THE MERGER

This joint proxy statement/prospectus is being provided to holders of shares of Yadkin common stock in connection with the solicitation of proxies by the board of directors of Yadkin to be voted at the Yadkin special meeting and at any adjournments or postponements of the Yadkin special meeting. At the Yadkin special meeting, Yadkin will ask its shareholders to vote on (1) a proposal to approve the adoption of the merger agreement and the merger, (2) a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Yadkin’s named executive officers that is based on or otherwise relates to the merger, and (3) a proposal to approve one or more adjournments of the Yadkin special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement.

This joint proxy statement prospectus is also being provided to holders of shares of F.N.B. common stock in connection with the solicitation of proxies by the board of directors of F.N.B. to be voted at the F.N.B. special meeting and at any adjournments or postponements of the F.N.B. special meeting. At the F.N.B. special meeting, F.N.B. will ask its shareholders to vote on (1) a proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement, and (2) a proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement.

Overview of the Merger

F.N.B.’s and Yadkin’s boards of directors have each unanimously approved the merger and the merger agreement. The merger agreement provides for Yadkin to merge with and into F.N.B. after the closing conditions specified in the merger agreement have been satisfied. When the merger is completed, Yadkin’s separate corporate existence will cease and F.N.B. will be the surviving corporation. F.N.B.’s articles of incorporation and bylaws and the provisions of the Pennsylvania Business Corporation Law and the Pennsylvania Entity Transactions Law (which are the statutory corporation laws under which F.N.B. is incorporated) will govern the surviving corporation. The persons serving as the directors and officers of F.N.B. immediately before the merger also will be the directors and officers of the surviving corporation. Additionally, at the time the merger is completed, the boards of directors of F.N.B. and First National Bank of Pennsylvania will be enlarged by one seat, and one current member of the board of directors of Yadkin, as mutually agreed on by F.N.B. and Yadkin, will be appointed to the vacant seat. F.N.B. and Yadkin have selected Scott Custer as the board designee, subject to approval of his appointment by the F.N.B. board. The appointed Yadkin director will be nominated for re-election at the first annual meeting of F.N.B. shareholders that is held after the merger is completed. For information about the identities, backgrounds, compensation and certain other matters relating to F.N.B.’s directors and executive officers, please refer to F.N.B.’s proxy statement for its 2016 annual meeting of shareholders, which is incorporated by reference herein. For information about Mr. Custer, please refer to Yadkin’s proxy statement for its 2016 annual meeting of shareholders, which is also incorporated by reference herein. See “Where You Can Find More Information”. The parties intend for the merger to be treated as a “reorganization” under Section 368(a) of the Code. See “U.S. Federal Income Tax Consequences of the Merger” for additional information.

As a result of the merger of Yadkin into F.N.B., all outstanding shares of Yadkin voting common stock will be automatically converted into the right to receive merger consideration from F.N.B., except that shares of Yadkin voting common stock held by Yadkin, F.N.B. or their respective subsidiaries (other than in a fiduciary capacity or as a result of debts previously contracted) will be canceled without consideration. The number of shares of F.N.B. common stock each Yadkin shareholder is entitled to receive will be determined based on a fixed exchange ratio of 2.16 shares of F.N.B. common stock for each share of Yadkin voting common stock owned. No fractional shares of F.N.B. common stock will be issued in the merger. Instead, Yadkin shareholders will be entitled to receive cash in lieu of any fractional shares of F.N.B. common stock they would otherwise be entitled to receive.

No merger consideration will be payable in respect of shares of Yadkin non-voting common stock. As of August 19, 2016, all outstanding shares of Yadkin non-voting common stock have converted into an equivalent number of shares of Yadkin voting common stock pursuant to the articles of incorporation of Yadkin. Consequently, no shares of Yadkin non-voting common stock remain outstanding.

F.N.B. and Yadkin can provide no assurance that the value of the 2.16 shares of F.N.B. common stock at the time the merger is completed will be substantially equivalent to the value of 2.16 shares of F.N.B. common stock at the time their shareholders, respectively, vote to approve the merger. Because the market value of F.N.B. common stock fluctuates, the value of the 2.16 shares of F.N.B. common stock that Yadkin shareholders will receive as merger consideration will fluctuate correspondingly.

Upon completion of the merger, all shares of F.N.B. capital stock issued and outstanding as of the completion of the merger will remain outstanding and will be unaffected by the merger. F.N.B. common stock will continue to trade on the NYSE under the symbol “FNB” following the merger. Based on information as of the record date, immediately after the merger is completed, without giving effect to any shares of F.N.B. common stock held by Yadkin shareholders prior to the merger, holders of F.N.B. common stock will own approximately 65.3 % of all outstanding shares of F.N.B. common stock, and holders of Yadkin voting common stock will own approximately 34.7 % of all outstanding shares of F.N.B. common stock.

Immediately after the merger of Yadkin into F.N.B. is completed, F.N.B.’s and Yadkin’s main operating subsidiaries, First National Bank of Pennsylvania, a national banking association, and Yadkin Bank, a North Carolina-chartered bank, will merge, with First National Bank of Pennsylvania being the surviving entity. Yadkin Bank and First National Bank of Pennsylvania have entered into a separate merger agreement setting forth their agreement to merge and the terms and conditions of the merger. The form of the bank merger agreement is attached as Exhibit B to the merger agreement between F.N.B. and Yadkin.

Background of the Merger

The board of directors of Yadkin has periodically reviewed and discussed Yadkin’s business, strategic direction, performance and prospects in the context of developments in the banking industry and competitive landscape. Among other things, these discussions have included discussions about possible strategic directions available to Yadkin, including, from time to time, possible acquisitions or business combinations involving various other financial institutions.

At a meeting on December 16, 2015, as part of a discussion regarding strategic planning opportunities, the Yadkin board of directors determined to establish a strategic planning working group consisting of the following five members of the Yadkin board: Scott Custer, Adam Abram, Thierry Ho, Joseph Towell and Nicholas Zerbib. The purpose of the strategic planning working group was to consider Yadkin’s strategic options and meet with investment banking firms that could be retained to act as financial advisor to Yadkin. In early January 2016, members of the strategic planning working group conducted interviews with several investment banking firms to serve as financial advisor to Yadkin in connection with its consideration of potential strategic transaction alternatives. At a meeting on January 27, 2016, following feedback from the members of the strategic planning working group, the Yadkin board determined to retain Sandler O’Neill as financial advisor to Yadkin’s board of directors in connection with Yadkin’s consideration of potential strategic transaction alternatives. Yadkin engaged Sandler O’Neill following this meeting and Yadkin selected Sandler O’Neill to act as its financial advisor based on its qualifications, reputation and knowledge of Yadkin’s business and affairs and its experience with bank holding companies and the industry in which Yadkin operates.

During February and March 2016, representatives of Sandler O’Neill (acting at the direction of the Yadkin strategic planning working group) and certain members of the Yadkin strategic planning working group contacted twenty-three parties, including F.N.B., on an informal, fact-finding basis to provide an overview of Yadkin and to gather information regarding their possible interest in engaging in a strategic transaction with Yadkin. Such contacted parties, including F.N.B., were selected by the Yadkin strategic planning working group in collaboration between the members of the strategic planning working group and Sandler O’Neill. A representative of Sandler O’Neill initiated contact with Vincent J. Delie, Jr., the President and Chief Executive Officer of F.N.B., by telephone in late March. The representative of Sandler O’Neill informed Mr. Delie that a North Carolina bank with $5 to $10 billion in assets was planning to commence a sale process, and inquired as to whether F.N.B. would be interested in participating in such a process. Mr. Delie responded that F.N.B. was in the process of reviewing F.N.B.’s M&A strategy with respect to various considerations, including competitive environment, geographic location and regulatory factors and, subject to a determination by the F.N.B. board that the North Carolina markets would be suitable markets for F.N.B. to enter and compete in, he believed that F.N.B. would be interested in participating in the sale process.

Previously, in early March 2016, the F.N.B. senior management team had begun developing a process to evaluate the community bank M&A landscape and had consulted with RBCCM concerning community banks approaching the $10 billion in asset threshold relative to the operating, expense and regulatory pressures confronting these banks as a result of the Dodd-Frank Act. Over the next weeks, F.N.B. senior management, in consultation with RBCCM, analyzed financial data and other information relating to various banks approaching $10 billion in assets and their respective markets. Senior management assessed the relative attractiveness of the markets in which these banks operated, based on retail and commercial banking opportunities, existing competition, and other factors. Based on this analysis, four of Yadkin’s core banking markets were among the top 20 markets for either retail or commercial banking opportunities, with North Carolina being the only state to have four markets fall within the top 20 of the study. Senior management of F.N.B. and representatives of RBCCM presented the analysis to the F.N.B. board and the Executive Committee of the F.N.B. board at regular meetings of the board and Executive Committee on April 20, 2016, and a revised analysis focusing on the North Carolina markets and the potential transaction with Yadkin at a subsequent regular meeting of the board on May 18, 2016.

Yadkin’s strategic planning working group and representatives of Sandler O’Neill provided updates to the Yadkin board regarding their contacts with the selected twenty-three parties and their initial interest regarding strategic transactions at meetings on February 23, 2016 and March 22, 2016. The Yadkin board expressed support for the strategic planning working group, with the assistance of Sandler O’Neill, to continue exploring potential strategic transaction alternatives for Yadkin.

On April 7, 2016, based on the preliminary assessment by F.N.B. senior management that the North Carolina markets would be highly attractive markets for F.N.B. to enter in the event an appropriate acquisition opportunity arose, F.N.B. entered into a confidentiality and non-disclosure agreement with Yadkin. Mr. Delie, who executed the agreement on behalf of F.N.B., advised representatives of Sandler O’Neill that F.N.B.’s interest in pursuing a potential acquisition of a North Carolina bank was contingent upon the F.N.B. board’s review of senior management’s report regarding M&A strategy with respect to out-of-market opportunities, and the board’s concurrence with senior management’s conclusion that the North Carolina markets would be highly attractive markets for F.N.B. Following its execution of the confidentiality and non-disclosure agreement, F.N.B. commenced its initial due diligence review of Yadkin.

On April 20, 2016, the Yadkin board of directors met again with representatives of Sandler O’Neill who provided an update on potential counterparties’ interest in a strategic transaction with Yadkin. Sandler O’Neill reported that of the twenty-three parties contacted, six potential counterparties, including F.N.B., had expressed an initial interest in further exploring a transaction with Yadkin, while the other contacted parties had either no interest or had expressed concerns regarding their ability to engage in a transaction at this time. Following discussion of the six potential interested parties, the Yadkin board instructed the strategic planning working group, with the assistance of Sandler O’Neill, to continue exploration of a strategic transaction and to solicit indications of interest from the six potential interested counterparties.

Following further discussions with the six potential interested counterparties regarding their interest and ability to engage in a potential transaction and consultation with Sandler O’Neill, the members of Yadkin’s strategic planning working group decided to solicit indications of interest from four potential counterparties, including F.N.B., and entities we will refer to herein as “Party A”, “Party B”, and “Party C”. The members of Yadkin’s strategic planning working group decided not to solicit indications of interest from the other two potential counterparties due to regulatory concerns with one potential counterparty and pending business combinations that would have made a transaction with Yadkin difficult for the other potential counterparty. On or about April 25, 2016, bid instructions were provided to the four interested parties, with a request to submit a non-binding indication of interest for the acquisition of Yadkin by May 23, 2016.

On May 3, 2016, members of F.N.B.’s senior management met with members of Yadkin’s senior management in Raleigh, North Carolina for a preliminary due diligence discussion. Also at that time, Yadkin made its virtual due diligence data room available to members of F.N.B.’s senior management.

On May 23, 2016, Yadkin received written non-binding initial indications of interest from F.N.B. and Party A. Party B indicated it would not be able to submit a bid that was higher than the current trading price of Yadkin, and thus did not submit an indication of interest. Party C also declined to submit an indication of interest, citing its ongoing exploration of a different transaction. Each of the non-binding indications of interest received was subject to further due diligence.

On May 24, 2016, the Yadkin board met telephonically to review the non-binding indications of interest that had been received from F.N.B. and Party A. The meeting was also attended by members of Yadkin’s management and representatives of Sandler O’Neill and Yadkin’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (whom we refer to as “Skadden”). The Yadkin board received an update from Sandler O’Neill about the process undertaken to that point and discussed the terms of the non-binding expressions of interest that had been received. The Yadkin board reviewed the key terms and characteristics of each proposal, including the amount and type of consideration offered, and the financial performance of each of the potential merger partners. F.N.B.’s preliminary, non-binding indication of interest proposed an all-stock merger transaction and stated that, based on public information and information that had been provided by Sandler O’Neill on behalf of Yadkin and subject to various conditions, F.N.B. would be prepared to offer Yadkin’s shareholders a purchase price within the range of $27.00 to $28.00 per share, which represented a premium to Yadkin’s tangible book value of 2.26x to 2.35x and a multiple on forward earnings of 17.0x to 17.6x. This range implied an exchange ratio of 2.11x – 2.19x, based on F.N.B.’s 10-day trailing average stock price of $12.80 as at May 23, 2016. At the time F.N.B. submitted its preliminary indication of interest to Sandler O’Neill, senior management of F.N.B. informed Sandler O’Neill that due to recent volatility in F.N.B.’s stock price and their determination that additional time was needed to build appropriate financial models for the proposed transaction and complete due diligence, F.N.B. would convert its proposed pricing range into a fixed exchange ratio range at a later time. F.N.B.’s preliminary indication of interest also stated that F.N.B. would create a non-fiduciary North

Carolina Community Advisory Board following the merger and invite six current Yadkin directors to join the advisory board. Those board members would be paid a stipend equal to what they currently receive as Yadkin directors. Additionally, the preliminary indication of interest stated that, subject to applicable tax and benefits constraints, F.N.B. would work with Yadkin to honor Yadkin’s obligations to senior executive officers under change-in-control and severance contracts. Party A’s preliminary, non-binding indication of interest proposed a predominantly stock transaction and offered Yadkin’s shareholders a purchase price within the range of $24.50 to $26.50 per share.

Following the May 24th Yadkin board meeting, Mr. Custer telephoned Mr. Delie and informed him that a small group of potential bidders, including F.N.B., were being invited to present their proposals for a business combination with Yadkin to Yadkin’s board of directors.

On June 1, 2016, members of the Yadkin board and senior management, as well as representatives of Sandler O’Neill and Skadden, met with representatives of the senior management of F.N.B. and of Party A, respectively, to learn more about their respective companies and their proposals, including the preliminary pricing range, for the acquisition of Yadkin. Senior management of F.N.B. presented to the Yadkin board information about F.N.B.’s historical financial performance. F.N.B.’s senior management also stated that F.N.B. would need to retain key managers of Yadkin post-merger to support F.N.B.’s entry into a new market, and requested permission to conduct extended due diligence to review credit files and analyze revenue synergies and expense phase-outs associated with Yadkin’s recent acquisition of NewBridge Bancorp, which had been completed in March 2016. Following these meetings, the Yadkin board instructed representatives of Sandler O’Neill to solicit revised indications of interest from F.N.B. and Party A, including improved merger consideration. Sandler O’Neill contacted F.N.B. and Party A later that day and relayed to each of them a deadline of June 6, 2016 for submitting the revised indications of interest.

On June 3, 2016, Party A notified Yadkin that it would not revise in any meaningful respect its initial non-binding indication of interest, and that its indication of interest would be withdrawn if not accepted by Yadkin by June 6, 2016. Because the high end of the range of purchase prices proposed in Party A’s preliminary, non-binding indication of interest was lower than the low end of the range of purchase prices proposed in F.N.B.’s preliminary, non-binding indication of interest, Yadkin allowed the indication of interest of Party A to be withdrawn.

On June 6, 2016, F.N.B. submitted an addendum to its initial indication of interest to Yadkin. F.N.B.’s revised indication of interest provided for a proposed merger consideration of F.N.B. common stock at an exchange ratio of 2.140x—2.180x, which at that time implied a consideration of $28.46—$28.99 per share of Yadkin voting common stock (based on F.N.B.’s 10-day trailing average stock price of $13.30 as at June 3, 2016). In respect of F.N.B.’s earlier request for extended due diligence, the addendum provided that F.N.B. would be prepared to proceed promptly with the transaction, subject to, among other conditions, a 30-day exclusivity period, which would allow sufficient time for F.N.B. to complete an appropriate due diligence review.

On June 8, 2016, Yadkin and F.N.B. entered into an exclusivity agreement which provided for exclusive negotiations for the acquisition of Yadkin through June 30, 2016, and the parties commenced in-depth due diligence of each other. On June 20, 2016, representatives of Skadden provided an initial draft merger agreement to F.N.B., which was based on merger agreements F.N.B. had recently used for its prior acquisitions and included, among other things, provisions for a “walkaway right” for Yadkin without penalty if, (1) immediately prior to the closing of the merger, the value of F.N.B. common stock declined significantly and the magnitude of the decline were greater than the decline in value of a market index comprised of bank holding company stocks, or (2) the F.N.B. board takes certain actions that would substantially increase the likelihood a vote by F.N.B. shareholders in favor of the F.N.B. stock issuance will not be obtained, or (3) the F.N.B. shareholders vote against the F.N.B. stock issuance. The initial draft merger agreement also provided for the appointment of an unspecified number of current Yadkin directors to the F.N.B. board upon completion of the merger and for the creation of a North Carolina Community Advisory Board on which six current Yadkin directors would serve for a minimum term of one year. Shortly afterwards, access to Yadkin’s virtual data room was given to an expanded list of F.N.B. managers to facilitate F.N.B.’s due diligence review of Yadkin.

In connection with the extended due diligence requested by F.N.B., on June 22, 2016, senior management from F.N.B. and Yadkin and their respective financial advisors attended an in-person management meeting at Yadkin’s corporate headquarters in Raleigh, North Carolina to discuss each party’s business, banking operations and culture and the potential advantages associated with a business combination between the parties. F.N.B.’s senior management also discussed F.N.B.’s intention to retain Steven Jones, the Chief Banking Officer of Yadkin, post-merger as part of F.N.B.’s regional leadership team in North Carolina, and such other key employees of Yadkin whom F.N.B. might identify as the transaction progressed. Representatives of Yadkin suggested that the post-merger board of F.N.B. should be enlarged so that one or more current Yadkin directors may be appointed as F.N.B. directors; however, senior management of F.N.B. demurred at this time. The management meeting was continued by conference call the next day among an expanded list of F.N.B. and Yadkin managers as well as follow-up calls subsequent to those dates.

F.N.B. and Yadkin continued their due diligence of each other through June. On or about June 30, 2016, F.N.B. requested, and Yadkin granted, an extension of their exclusivity agreement to July 8, 2016. F.N.B. required the additional time to complete its due diligence review of the NewBridge Bancorp credit files. Because of technical issues preventing the files from being uploaded properly, F.N.B.’s due diligence review was delayed by approximately a week.

On July 5, 2016, F.N.B.’s outside legal counsel, Reed Smith, provided representatives of Skadden with an issues list containing points for further negotiation regarding the draft merger agreement.

On July 7, 2016, senior management of Yadkin and F.N.B. met at F.N.B.’s corporate headquarters in Pittsburgh, Pennsylvania for on-site due diligence meetings and to discuss the fixed exchange ratio proposed by F.N.B. and other key transaction terms. Representatives of Sandler O’Neill and RBCCM, F.N.B.’s financial advisor, also attended these meetings. F.N.B. indicated that, based on its due diligence findings of Yadkin to date, it would be prepared to propose an exchange ratio of 2.160x, which was the mid-point of its previously indicated range of fixed exchange ratios.

On July 8, 2016, the Yadkin board met telephonically, with members of Yadkin management and representatives of Sandler O’Neill and Skadden present, to review the key transaction terms proposed by F.N.B., including the 2.160x exchange ratio as well as the issues list provided by F.N.B. with respect to the draft merger agreement. Following extensive discussion, the Yadkin board authorized members of Yadkin management, with the assistance of Yadkin’s advisors, to continue negotiations with F.N.B. towards entry into a definitive merger agreement between Yadkin and F.N.B. and to conduct further reverse due diligence of F.N.B. On July 7, 2016, the last trading day before the meeting, based on F.N.B.’s 10-day trailing average stock price of $12.30 on that day, the value of the proposed merger consideration was approximately $26.57 per share. The value of the proposed merger consideration represented a premium of 5% over the closing price for Yadkin voting common stock of $25.22 on that day.

Thereafter, Yadkin and F.N.B. continued to conduct in-depth due diligence of each other and proceeded to negotiate the terms and provisions, and exchange drafts of, the merger agreement and the ancillary agreements to be entered into concurrently with the merger agreement (i.e., the merger agreement between Yadkin’s and F.N.B.’s bank subsidiaries and the voting agreements). During the week of July 11, 2016, the parties negotiated, among other things, the amount of the termination fee; whether an F.N.B. board seat would be created for a Yadkin director; the amount of compensation that would be payable to the advisory board directors; and the summaries of terms setting forth the severance benefits payable to the executive officers under their existing employment agreements upon a qualifying termination of employment following the merger. During the week of July 11, 2016, F.N.B. discussed with Scott Custer his potential role as a consultant to F.N.B. following the merger, and the terms on which he would be willing to assume that role, and discussed with Steven Jones his post-merger role with First National Bank of Pennsylvania as Chief Banking Officer for North and South Carolina, reporting to the Chief Wholesale Banking Officer of First National Bank of Pennsylvania and the specific terms on which he would be willing to be employed in that capacity.

The Yadkin board met telephonically on July 18, 2016 to further review reverse due diligence findings and the terms and conditions of the draft merger agreement and ancillary documents. The meeting was also attended by Yadkin management members and representatives of Sandler O’Neill and Skadden. Members of Yadkin’s management team discussed the reverse due diligence findings with respect to F.N.B. Skadden representatives provided a summary of the current terms of the merger agreement and ancillary agreements as well an update on the merger agreement negotiations to date.

On July 20, 2016, the Yadkin board held a special meeting to discuss the terms of the transaction with F.N.B. which was attended by Yadkin management members and representatives of Sandler O’Neill and Skadden. Skadden’s representatives reviewed the board’s fiduciary duties in connection with its consideration of the proposed merger and reviewed with the board the terms of the proposed merger agreement and voting agreements. Representatives of Sandler O’Neill reviewed with the board Sandler O’Neill’s financial analysis of the exchange ratio in the merger and Sandler O’Neill rendered to the Yadkin board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 20, 2016, and attached to this joint proxy statement/prospectus as Appendix D, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken and described in its opinion, the exchange ratio in the merger was fair to the holders of Yadkin voting common stock from a financial point of view. Yadkin’s board of directors unanimously approved the merger agreement and the transactions contemplated thereby.

On July 20, 2016, at a regular meeting of the F.N.B. board attended by all F.N.B. directors and F.N.B. senior management, the F.N.B. board reviewed and considered the proposed merger with Yadkin. Representatives from RBCCM also were in attendance during the portion of the meeting dedicated to consideration of the proposed merger. At the meeting, senior management discussed with the board the proposed merger; the strategic rationale and anticipated benefits of the proposed merger, including the opportunity for F.N.B.’s bank subsidiary to offer a number of products and services to Yadkin Bank customers which Yadkin Bank currently does not have the ability to offer, as well as the opportunity for First National Bank of Pennsylvania to acquire Yadkin Bank’s experienced business units in certain product and service areas, such as Small Business Administration lending and builder finance, which First National Bank of Pennsylvania currently does not possess, and thereby expand its product and service offerings; due diligence findings, which included a risk assessment of the proposed transaction; senior management’s business/financial modeling process; and business and operational considerations. Representatives of RBCCM then reviewed with the board the financial aspects of the proposed merger and rendered an oral opinion, which was confirmed by subsequent delivery of a written opinion dated July 20, 2016, as attached to this joint proxy statement/prospectus as Appendix E, to the effect that, as of that date, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the merger consideration was fair, from a financial point of view, to F.N.B. The F.N.B. board engaged in discussion with representatives of RBCCM regarding the analyses. Senior management also discussed with the board the terms of the proposed merger agreement and senior management’s analysis of the proposed transaction from a risk tolerance perspective. Following further discussion of the proposed merger, including the oral opinion of RBCCM, the F.N.B. board of directors unanimously approved the merger and the merger agreement, including the issuance of F.N.B. common stock pursuant to the merger agreement.

On July 20, 2016, Yadkin and F.N.B. executed the merger agreement, and F.N.B. and the directors, certain management members and certain shareholders of Yadkin executed and delivered the voting agreements. On July 21, 2016, the parties issued a joint press release announcing the merger.

Recommendation of the Yadkin Board of Directors and Reasons for the Merger

At a meeting held on July 20, 2016, the Yadkin board of directors determined that the merger and merger agreement are in the best interest of Yadkin and its shareholders. The Yadkin board of directors approved the merger and the merger agreement and unanimously recommends that the Yadkin common stockholders vote “FOR” the merger agreement proposal.

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the merger, the Yadkin board of directors evaluated the merger and the merger agreement in consultation with Yadkin management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the Yadkin board’s familiarity with and understanding of Yadkin’s business, results of operations, asset quality, financial and market position and expectations concerning Yadkin’s future earnings and prospects;

•	the extensive review undertaken by the board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Yadkin for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the Yadkin board’s belief that the proposed merger with F.N.B. was the best option available to Yadkin and its shareholders;

•	the stock component of the merger consideration offers Yadkin shareholders the opportunity to participate in the future growth and opportunities of the combined company, and the receipt of stock consideration will generally be tax-free to Yadkin shareholders based on the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes, as further described under “U.S. Federal Income Tax Consequences of the Merger”;

•	the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the merger, and potential for Yadkin’s shareholders, as future F.N.B. shareholders, to benefit to the extent of their interest in the combined company from the synergies of the merger and the anticipated pro forma impact of the merger;

•	the view that the shared core values of Yadkin and F.N.B., including both companies’ prudent risk culture, strong commitment to client service and focus on building solid client relationships, would assist in integration and operating the combined company post-closing to the benefit of Yadkin common shareholders as future F.N.B. shareholders;

•	the historical performance of each of Yadkin’s common stock and F.N.B.’s common stock and the dividend yield of F.N.B.’s common stock;

•	the Yadkin board’s understanding of the current and prospective environment in which Yadkin and F.N.B. operate, including national, regional and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the potential costs and regulatory burdens facing Yadkin as an independent institution approaching the $10 billion asset threshold under the Dodd-Frank Act and the likely effect of these factors on Yadkin both with and without the merger;

•	the financial presentation of Yadkin’s financial advisor, Sandler O’Neill, to the Yadkin board on July 20, 2016, and the opinion of Sandler O’Neill, dated July 20, 2016, to the Yadkin board to the effect that, as of such date and based on and subject to certain assumptions, procedures, qualifications and limitations, the exchange ratio provided for in the merger was fair to the holders of Yadkin voting common stock from a financial point of view, as further described under “The Merger—Opinion of Yadkin’s Financial Advisor in Connection with the Merger”;

•	information and discussions with F.N.B.’s CEO, other members of F.N.B.’s executive management and Yadkin’s legal and other advisors concerning the due diligence examination of F.N.B.’s legal and regulatory standing, business, results of operations, financial and market position and future earnings and prospects;

•	the regulatory and other approvals required in connection with the merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluations of those factors (including F.N.B.’s recent record of successfully receiving regulatory approvals for acquisitions in a timely manner), and the expectation that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•	the terms and conditions of the merger agreement and the course of negotiations of the merger agreement, including, among other things, the merger consideration (see “The Merger Agreement—Treatment of Yadkin Common Stock”), the ability of the Yadkin board, under certain circumstances, to change its recommendation to Yadkin shareholders regarding the merger (see “The Merger Agreement—Ability of the Yadkin Board of Directors to Change Its Recommendation of the Merger”), the conditions to closing (see “The Merger Agreement—Conditions to Completion of the Merger”), certain interim operating covenants (see “The Merger Agreement—Conduct of Business While the Merger Is Pending”), the ability of Yadkin to terminate the merger agreement under certain circumstances (see “The Merger Agreement—Termination of the Merger Agreement”), the possibility that Yadkin would be required to pay a termination fee under certain circumstances (see “The Merger Agreement—Termination Fee”) and that Yadkin’s common shareholders will have an opportunity to vote on the merger and that their approval is a condition to completion of the merger (see “The Merger Agreement—Conditions to Completion of the Merger”);

•	F.N.B.’s commitment in the merger agreement to appoint one current Yadkin director to the F.N.B. board of directors upon completion of the merger and to appoint, jointly with Yadkin, six Yadkin directors to a newly-formed North Carolina Community Advisory Board to help F.N.B. identify and engage with customers, civic leaders and nonprofit organizations throughout Yadkin Bank’s markets and to advise F.N.B. on its operations in the area;

•	the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

•	the potential risk of diverting management attention and resources from the operation of Yadkin’s business to the merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

•	the potential risks and costs associated with successfully integrating Yadkin’s business, operations and workforce with those of F.N.B., including the risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe; and

•	the other risks under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the Yadkin board, you should be aware that certain directors and officers of Yadkin may have interests in the merger that are different from, or in addition to, interests of shareholders of Yadkin generally and may create potential conflicts of interest. The Yadkin board was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to Yadkin’s common shareholders that they vote in favor of the merger agreement proposal. See “Interests of Yadkin’s Directors and Executive Officers in the Merger”.

This discussion of the information and factors considered by the Yadkin board includes the material factors considered by the Yadkin board, but it is not intended to be exhaustive and may not include all the factors considered by the Yadkin board. In view of the wide variety of factors considered, and the complexity of these matters, the Yadkin board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the Yadkin board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of the Yadkin board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Yadkin board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Opinion of Yadkin’s Financial Advisor in Connection with the Merger

By letter executed on January 29, 2016, Yadkin retained Sandler O’Neill to act as financial advisor to Yadkin’s board of directors in connection with Yadkin’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Yadkin’s board of directors also considered the fact that Sandler O’Neill is familiar with Yadkin and its business as Sandler O’Neill has provided investment banking services to targets of completed Yadkin acquisitions in the past.

Sandler O’Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 20, 2016 meeting at which Yadkin’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to Yadkin’s board of directors its oral opinion, which was subsequently confirmed in writing on July 20, 2016, to the effect that, as of such date, the exchange ratio provided for in the merger was fair to the holders of Yadkin voting common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Yadkin voting common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Yadkin’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Yadkin voting common stock. Sandler O’Neill’s opinion does not constitute a recommendation to any shareholder of Yadkin as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. It does not address the underlying business decision of Yadkin to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Yadkin or the effect of any other transaction in which Yadkin might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any of Yadkin’s or F.N.B.’s officers, directors or employees, or class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the merger consideration to be received by Yadkin’s common shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with rendering its opinion, Sandler O’Neill reviewed, among other things:

•	a draft of the merger agreement, dated July 18, 2016;

•	certain publicly available financial statements and other historical financial information of Yadkin that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of F.N.B. that Sandler O’Neill deemed relevant;

•	certain internal financial projections for Yadkin for the years ending December 31, 2016 and December 31, 2017 as provided by the senior management of Yadkin, which were based upon publicly available analyst earnings per share estimates for Yadkin (excluding the estimates prepared by one analyst because such estimates were not in line with Yadkin management’s views), as well as an estimated earnings per share growth rate for the years thereafter as provided by the senior management of Yadkin;

•	publicly available mean and median analyst earnings per share estimates for Yadkin for the years ending December 31, 2016 and December 31, 2017;

•	certain financial forecasts for F.N.B. for the years ending December 31, 2016 and December 31, 2017 based upon publicly available analyst earnings per share estimates for F.N.B. as adjusted by senior management of F.N.B. for a lower interest rate environment than implied by such publicly available analyst estimates at such time, as well as an estimated earnings per share growth rate for the years thereafter, as provided by senior management of F.N.B. or its representatives;

•	publicly available mean and median analyst earnings per share estimates for F.N.B. for the years ending December 31, 2016 and December 31, 2017;

•	the pro forma financial impact of the merger on F.N.B. based on estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies, as well as pro forma dividend assumptions, which were provided and/or reviewed by the senior management of F.N.B. and also reviewed by the senior management of Yadkin;

•	the publicly reported historical price and trading activity for Yadkin voting common stock and F.N.B. common stock, including a comparison of certain stock market information for Yadkin voting common stock and F.N.B. common stock and certain stock indices, as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial and other information for Yadkin and F.N.B. with similar institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the commercial banking industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Yadkin the business, financial condition, results of operations and prospects of Yadkin and held similar discussions with the senior management of F.N.B. regarding the business, financial condition, results of operations and prospects of F.N.B.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Yadkin and F.N.B. or their respective representatives, or that was otherwise reviewed by it, and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its opinion. Sandler O’Neill further relied on the assurances of the management of Yadkin and F.N.B. that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any such information, and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Yadkin or F.N.B., or any of their respective subsidiaries, nor were they furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Yadkin or F.N.B. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Yadkin, F.N.B. or the combined entity after the merger and Sandler O’Neill did not review any individual credit files relating to Yadkin or F.N.B. Sandler O’Neill assumed, with Yadkin’s consent, that the respective allowances for loan losses for both Yadkin and F.N.B. were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Yadkin for the years ending December 31, 2016 and December 31, 2017 as provided by the senior management of Yadkin, which projections were based upon publicly available analyst earnings per share estimates for Yadkin (excluding the estimates prepared by one analyst because such estimates were not in line with Yadkin management’s views), as well as an estimated earnings per share growth rate for the years thereafter as provided by the senior management of Yadkin. In addition, Sandler O’Neill used certain financial forecasts for F.N.B. for the years ending December 31, 2016 and December 31, 2017 based upon publicly available analyst earnings per share estimates for F.N.B. as adjusted by senior management of F.N.B. for a lower interest rate environment than implied by such publicly available analyst estimates at such time, as well as an estimated earnings per share growth rate for the years thereafter as provided by senior management of F.N.B. or its representatives. Sandler O’Neill also received and used in its pro forma analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings and other synergies as well as pro forma dividend assumptions which were provided and/or reviewed by the senior management of F.N.B. or its representatives and also reviewed by the senior management of Yadkin. With respect to the foregoing information, the respective senior managements of Yadkin and F.N.B. confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available projections, estimates and judgments of those respective managements of the future financial performance of Yadkin and F.N.B., respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such information or the assumptions on which such information was based. Sandler O’Neill assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Yadkin or F.N.B. since the date of the most recent financial data made available to Sandler O’Neill. Sandler O’Neill also assumed in all respects material to its analysis that Yadkin and F.N.B. would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill also assumed, with Yadkin’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement and all related agreements, that all of the representations and warranties contained in the merger agreement were true and correct in all material respects, that each of the parties to the merger agreement would perform in all material respects all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Yadkin, F.N.B. or the merger or any related transaction, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Yadkin’s consent, Sandler O’Neill relied upon the advice that Yadkin received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s analyses and the views expressed in its opinion were necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after that date could materially affect Sandler O’Neill’s views and Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to the trading values of Yadkin voting common stock or F.N.B. common stock at any time or what the value of F.N.B. common stock would be once it is actually received by the holders of Yadkin common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Yadkin’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Yadkin or F.N.B. and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Yadkin and F.N.B. and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Yadkin, F.N.B. and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Yadkin’s board of directors at its July 20, 2016 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Yadkin voting common stock or the prices at which Yadkin voting common stock or F.N.B. common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Yadkin’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Yadkin’s board of directors or management with respect to the fairness of the merger. See “Recommendation of the Yadkin Board of Directors and Reasons for the Merger” for additional information on the factors Yadkin’s board of directors considered in reaching its decision to approve the merger agreement.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, each share of Yadkin voting common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 2.16 shares of F.N.B. common stock. Using F.N.B.’s July 18, 2016 closing stock price of $13.20 for valuing F.N.B. common stock and F.N.B. options issuable in the merger, Sandler O’Neill calculated an aggregate implied transaction value of approximately $1.476 billion, or a transaction price per share of $28.51. Based upon financial information for Yadkin as or for the last twelve months (“LTM”) ended June 30, 2016 and for 2016 and 2017 as projected by Yadkin management based upon publicly available analyst estimates (excluding the estimates prepared by one analyst because such estimates were not in line with Yadkin management’s views), Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price / Book Value Per Share:	146.7%
Transaction Price / Tangible Book Value Per Share:	232.1%
Transaction Price / LTM Earnings Per Share:	22.3x
Transaction Price / 2016E Earnings Per Share:	19.8x
Transaction Price / 2016E Operating Earnings[1] Per Share:	17.2x
Transaction Price / 2017E Earnings Per Share:	14.9x
Core Deposit Premium[2]:	18.6%
One Day Market Premium as of July 18, 2016[3]:	9.5%
One Day Market Premium as of May 13, 2016[4]:	16.4%

1)	Excludes securities gains and other non-recurring income, restructuring charges and non-recurring expenses.
2)	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

3)	Based upon the closing price for a share of Yadkin voting common stock on July 18, 2016.
4)	Based upon the closing price for a share of Yadkin voting common stock on May 13, 2016, the last trading day prior to the May 15, 2016 news report regarding rumors of a possible sale of Yadkin.

Contribution Analysis. Sandler O’Neill reviewed the relative contribution of various balance sheet and income statement items to be made by F.N.B. and Yadkin to the combined entity based on financial information for both companies as of or for the period ended June 30, 2016, and for 2016 and 2017 based upon publicly available analyst earnings per share estimates for F.N.B. and Yadkin, which were adjusted by the respective managements of F.N.B. and Yadkin (as described above), as well as earnings per share growth rates provided by the respective senior managements of F.N.B. and Yadkin or their respective representatives. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of F.N.B. and Yadkin shareholders in the combined company based on the 2.16x exchange ratio provided for in the merger assuming 100% stock consideration:

	F.N.B	Yadkin
Cash & Securities	79.3%	20.7%
Gross Loans	72.9%	27.1%
Total Assets	74.0%	26.0%
Non-Interest Bearing Deposits	77.4%	22.6%
Core Deposits	76.3%	23.7%
Total Deposits	74.4%	25.6%
Total Equity	71.7%	28.3%
Tangible Common Equity	68.0%	32.0%
LTM Net Operating Income	72.9%	27.1%
2016E Net Operating Income	70.4%	29.6%
2017E Net Operating Income	67.6%	32.4%
Pro Forma Ownership @ 2.1600x	65.3%	34.7%

Stock Trading History. Sandler O’Neill reviewed the historical total return (including price appreciation and the reinvestment of dividends, which are assumed to be reinvested at the closing price of the security on the ex-date of the dividend) of Yadkin voting common stock and F.N.B. common stock for the three-year period ended July 18, 2016. Sandler O’Neill then compared the relationship between the total return of Yadkin’s voting common stock and F.N.B.’s common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Yadkin Three-Year Stock Total Return

	Beginning July 18, 2013	Ending July 18, 2016
Yadkin	100%	173.9%
Yadkin Peer Group	100%	139.1%
SNL U.S. Bank Index	100%	113.3%
S&P 500 Index	100%	136.6%

F.N.B. Three-Year Stock Total Return

	Beginning July 18, 2013	Ending July 18, 2016
F.N.B.	100%	113.9%
F.N.B. Peer Group	100%	116.4%
SNL U.S. Bank Index	100%	113.3%
S&P 500 Index	100%	136.6%

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Yadkin with a group of financial institutions selected by Sandler O’Neill (the “Yadkin

Peer Group”). The Yadkin Peer Group consisted of banks in the continental U.S. whose securities are traded on NYSE or NASDAQ with total assets between $6.0 billion and $8.0 billion, excluding announced merger targets. The Yadkin Peer Group consisted of the following companies:

CVB Financial Corp.	First Merchants Corporation
FCB Financial Holdings, Inc.	BancFirst Corporation
Union Bankshares Corporation	First Commonwealth Financial Corporation
Berkshire Hills Bancorp, Inc.	First Financial Bankshares, Inc.
BofI Holding, Inc.	S&T Bancorp, Inc.
LegacyTexas Financial Group, Inc.	TowneBank
Simmons First National Corporation	United Financial Bancorp, Inc.
Capital Bank Financial Corp.	Brookline Bancorp, Inc.
Boston Private Financial Holdings, Inc.	Eagle Bancorp, Inc.
Independent Bank Corp.	Ameris Bancorp
Opus Bank

The analysis compared financial information for Yadkin provided by Yadkin as of or for the twelve months ended June 30, 2016 (unless otherwise noted) with the corresponding publicly available data for the Yadkin Peer Group as of or for the twelve months ended March 31, 2016 (unless otherwise noted), with pricing data as of July 18, 2016. The table below sets forth the data for Yadkin and the Yadkin Peer Group (including high, low, median and mean data for the Yadkin Peer Group).

							Last Twelve Months
Yadkin Peer Group	Total Assets ($mm)	Loans/ Deposits (%)	NPAs¹/ Total Assets (%)	Tangible Common Equity/ Tangible Assets (%)	Leverage Ratio (%)	Total Risk- Based Capital Ratio (%)	Return on Average Assets (%)	Return on Average Tangible Common Equity (%)	Net Interest Margin (%)	Efficiency Ratio (%)
CVB Financial Corp.	7,921	67.1	0.78	11.22	11.39	18.00	1.40	12.6	3.61	43.3
FCB Financial Holdings, Inc.	7,836	95.6	0.79	10.36	9.58	11.14	1.34	12.1	3.68	45.6
Union Bankshares Corporation	7,833	97.2	0.50	8.86	10.25	12.16	0.90	10.9	3.86	62.1
Berkshire Hills Bancorp, Inc.	7,808	102.5	0.48	7.66	7.75	11.82	0.75	11.2	3.35	63.2
BofI Holding, Inc.	7,706	100.4	0.32	8.41	8.99	16.32	1.80	19.9	3.98	32.8
LegacyTexas Financial Group, Inc.	7,562	118.8	0.76	8.69	9.34	11.59	1.14	12.5	3.96	50.7
Simmons First National Corporation	7,537	81.1	1.43	9.69	11.07	15.67	1.17	14.1	4.57	59.7
Capital Bank Financial Corp.	7,480	94.7	0.89	11.57	12.49	15.32	0.74	6.3	3.78	60.6
Boston Private Financial Holdings, Inc.	7,414	97.8	0.57	7.30	9.53	13.96	0.94	13.2	2.92	69.0
Independent Bank Corp.	7,189	93.2	0.81	8.25	9.53	13.56	1.04	13.8	3.40	61.8
Opus Bank	6,930	110.0	0.63	9.15	9.30	11.70	1.07	11.7	3.94	44.3
First Merchants Corporation	6,799	88.7	0.78	9.26	10.25	14.79	1.06	12.3	3.81	59.0
BancFirst Corporation	6,741	71.1	0.39	8.90	9.51	14.40	1.01	11.6	3.18	63.1
First Commonwealth Financial Corporation	6,699	111.6	1.05	8.69	9.81	12.13	0.75	8.7	3.27	61.6
First Financial Bankshares, Inc.	6,525	64.8	0.44	10.91	10.23	17.60	1.60	15.9	4.14	47.8
S&T Bancorp, Inc.	6,479	103.2	1.16	8.30	8.98	11.57	1.13	14.7	3.58	54.2
TowneBank	6,365	91.9	0.98	10.36	10.70	13.46	1.12	10.8	3.42	63.5
United Financial Bancorp, Inc.	6,319	102.7	0.91	8.24	8.49	12.56	0.82	10.0	3.15	60.8
Brookline Bancorp, Inc.	6,181	116.8	0.80	8.83	9.27	13.38	0.91	10.2	3.51	56.5
Eagle Bancorp, Inc.	6,131	99.3	0.53	10.87	11.01	12.87	1.51	14.6	4.35	41.0
Ameris Bancorp	6,098	85.0	1.45	7.68	8.49	10.66	0.84	11.4	4.06	59.9
High	7,921	118.8	1.45	11.57	12.49	18.00	1.80	19.9	4.57	69.0
Low	6,098	64.8	0.32	7.30	7.75	10.66	0.74	6.3	2.92	32.8
Mean	7,026	94.9	0.78	9.20	9.81	13.56	1.10	12.3	3.69	55.3
Median	6,930	97.2	0.78	8.86	9.53	13.38	1.06	12.1	3.68	59.7
Yadkin	7,455	101.3	1.08	8.94	9.10	11.57	0.92	11.0	4.12	64.0

1)	Nonperforming assets defined as nonaccrual loans, real estate owned and repossessed assets.

	Price/
Yadkin Peer Group	Tangible Book Value (%)	LTM EPS (x)	2016 Est. EPS² (x)	2017 Est. EPS² (x)	Current Dividend Yield (%)	LTM Dividend Ratio (%)		Market Value ($mm)
CVB Financial Corp.	210	17.1	17.6	16.9	2.8	48.0		1,845
FCB Financial Holdings, Inc.	183	17.0	16.2	14.6	0.0	0.0		1,345
Union Bankshares Corporation	169	17.0	15.6	14.6	2.9	47.4		1,133
Berkshire Hills Bancorp, Inc.	153	15.0	12.6	12.0	2.8	41.0		877
BofI Holding, Inc.	162	9.3	9.0	7.9	0.0	0.0		1,047
LegacyTexas Financial Group, Inc.	215	17.5	15.6	14.2	1.9	33.3		1,378
Simmons First National Corporation	212	16.4	14.8	13.3	2.0	31.6		1,469
Capital Bank Financial Corp.	152	25.7	18.1	15.7	1.3	17.1		802
Boston Private Financial Holdings, Inc.	192	16.6	15.6	14.8	3.3	50.0		1,018
Independent Bank Corp.	218	16.8	16.3	15.5	2.4	37.8		1,254
Opus Bank	196	18.6	14.4	10.9	2.0	22.3		1,259
First Merchants Corporation	170	14.8	13.6	12.7	2.2	25.6		1,037
BancFirst Corporation	163	14.9	14.8	14.1	2.3	33.9		968
First Commonwealth Financial Corporation	150	17.7	14.7	13.7	2.9	51.9		852
First Financial Bankshares, Inc.	329	22.2	21.7	20.4	2.1	41.0		2,292
S&T Bancorp, Inc.	173	12.6	12.8	12.0	3.0	36.6		892
TowneBank	187	18.1	16.7	14.2	2.2	37.5		1,439
United Financial Bancorp, Inc.	132	13.7	13.5	12.8	3.6	49.0		676
Brookline Bancorp, Inc.	154	16.2	15.8	14.6	3.1	50.0		821
Eagle Bancorp, Inc.	254	19.2	18.0	16.5	0.0	0.0		1,660
Ameris Bancorp	234	23.3	14.6	12.7	0.6	15.2		1,072
High	329	25.7	21.7	20.4	3.6	51.9		2,292
Low	132	9.3	9.0	7.9	0.0	0.0		676
Mean	191	17.1	15.3	14.0	2.1	31.9		1,197
Median	183	17.0	15.6	14.2	2.2	36.6		1,072
Yadkin	212	20.3	19.0	13.6	1.5	70.3	[3]	1,343

2)	Based on median analyst earnings per share estimates as reported by FactSet.
3)	Yadkin LTM dividend payout ratio includes a $0.50 special dividend in March 2016.

Sandler O’Neill used publicly available information to perform a similar analysis for F.N.B. and a group of financial institutions as selected by Sandler O’Neill (the “F.N.B. Peer Group”). The F.N.B. Peer Group consisted of banks whose securities are traded on the NYSE or NASDAQ with total assets between $10.0 billion and $30.0 billion, nonperforming assets/total assets less than 1.00%, and tangible common equity/tangible assets less than 10.0%, excluding announced merger targets. The F.N.B. Peer Group consisted of the following companies:

Cullen/Frost Bankers, Inc.	Valley National Bancorp
EverBank Financial Corp	Texas Capital Bancshares, Inc.
BankUnited, Inc.	UMB Financial Corporation
Commerce Bancshares, Inc.	Western Alliance Bancorporation
Umpqua Holdings Corporation	Sterling Bancorp
Wintrust Financial Corporation	First Midwest Bancorp, Inc.
Prosperity Bancshares, Inc.

The analysis compared financial information for F.N.B. provided by F.N.B. or its representatives as of or for the twelve months ended June 30, 2016 (unless otherwise noted and except for regulatory capital ratios for F.N.B., which were as of March 31, 2016) with the corresponding publicly available data for the F.N.B. Peer Group as of or for the twelve months ended March 31, 2016 (unless otherwise noted and except for historical data (other than regulatory capital ratios) for Commerce Bancshares, Inc., which were as of or for the twelve months ended June 30, 2016), with pricing data as of July 18, 2016. The table below sets forth the data for F.N.B. and the F.N.B. Peer Group (including high, low, median and mean data for the F.N.B. Peer Group (excluding the impact of the LTM EPS multiple for one of the selected companies in the F.N.B. Peer Group considered to be not meaningful because it was greater than 30.0x)).

							Last Twelve Months
F.N.B. Peer Group	Total Assets ($mm)	Loans/ Deposits (%)	NPAs¹/ Total Assets (%)	Tangible Common Equity/ Tangible Assets (%)	Leverage Ratio (%)	Total Risk- Based Capital Ratio (%)	Return on Average Assets (%)	Return on Average Tangible Common Equity (%)	Net Interest Margin (%)	Efficiency Ratio (%)
Cullen/Frost Bankers, Inc.	28,400	47.8	0.63	7.88	7.96	14.39	0.98	12.8	3.47	56.9
EverBank Financial Corp	26,641	119.8	0.59	6.23	7.53	13.38	0.58	8.3	2.93	67.8
BankUnited, Inc.	24,819	97.7	0.26	8.84	9.04	12.78	1.16	11.7	3.90	59.1
Commerce Bancshares, Inc.	24,710	65.0	0.34	9.10	9.36	13.27	1.10	12.0	3.00	60.9
Umpqua Holdings Corporation	23,936	93.4	0.33	9.26	9.19	14.16	0.97	11.5	4.39	62.6
Wintrust Financial Corporation	23,488	91.5	0.65	7.22	8.71	12.06	0.77	9.8	3.34	65.6
Prosperity Bancshares, Inc.	21,978	53.9	0.25	7.73	7.74	13.86	1.29	19.3	3.36	39.9
Valley National Bancorp	21,728	98.3	0.73	6.61	7.32	11.79	0.54	8.7	3.17	69.0
Texas Capital Bancshares, Inc.	20,211	104.6	0.94	7.32	9.10	11.07	0.72	8.9	3.10	54.8
UMB Financial Corporation	19,303	62.9	0.43	8.81	8.78	12.85	0.64	7.9	2.73	75.9
Western Alliance Bancorporation	15,248	85.8	1.00	9.08	9.90	12.33	1.61	18.0	4.57	44.9
Sterling Bancorp	12,865	88.8	0.89	7.66	8.60	11.81	0.68	10.0	3.63	49.1
First Midwest Bancorp, Inc.	10,729	89.1	0.59	8.25	9.56	10.64	0.81	10.1	3.65	63.3
High	28,400	119.8	1.00	9.26	9.90	14.39	1.61	19.3	4.57	75.9
Low	10,729	47.8	0.25	6.23	7.32	10.64	0.54	7.9	2.73	39.9
Mean	21,081	84.5	0.59	8.00	8.68	12.65	0.91	11.5	3.48	59.2
Median	21,978	89.1	0.59	7.88	8.78	12.78	0.81	10.1	3.36	60.9
F.N.B.	21,215	93.9	0.65	6.68	8.50	12.48	0.75	11.5	3.42	55.9

1)	Nonperforming assets defined as nonaccrual loans, and leases, real estate owned and repossessed assets.

	Price/
F.N.B. Peer Group	Tangible Book Value (%)	Book Value (%)	LTM EPS (x)	2016 Est. EPS² (x)	2017 Est. EPS² (x)	Current Dividend Yield (%)	LTM Dividend Ratio (%)	Market Value ($mm)
Cullen/Frost Bankers, Inc.	194	149	16.1	15.5	14.7	3.2	49.9	4,236
EverBank Financial Corp	120	117	15.0	11.3	10.2	1.5	20.8	1,988
BankUnited, Inc.	155	150	13.5	15.2	12.9	2.6	34.9	3,397
Commerce Bancshares, Inc.	208	195	18.5	17.5	16.6	1.9	34.1	4,651
Umpqua Holdings Corporation	171	90	15.8	13.6	12.9	4.0	62.4	3,508
Wintrust Financial Corporation	156	119	17.3	15.3	14.4	0.9	14.6	2,747
Prosperity Bancshares, Inc.	239	106	13.2	13.3	12.9	2.3	28.4	3,700
Valley National Bancorp	173	112	21.2	14.3	12.9	4.7	100.0	2,371
Texas Capital Bancshares, Inc.	155	153	18.5	17.5	14.3	0.0	0.0	2,288
UMB Financial Corporation	164	141	22.7	17.8	16.6	1.8	39.2	2,756
Western Alliance Bancorporation	262	215	16.0	13.8	12.1	0.0	0.0	3,575
Sterling Bancorp	237	129	NM	15.4	13.8	1.7	51.9	2,196
First Midwest Bancorp, Inc.	176	123	18.0	15.9	13.8	1.9	35.0	1,505
High	262	215	22.7	17.8	16.6	4.7	100.0	4,651
Low	120	90	13.2	11.3	10.2	0.0	0.0	1,505
Mean	185	138	17.1	15.1	13.7	2.0	36.2	2,994
Median	173	129	16.7	15.3	13.8	1.9	34.9	2,756
F.N.B.	206	114	17.8	14.5	13.1	3.6	64.9	2,774

2)	Based on median analyst earnings per share estimates as reported by FactSet.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of selected merger and acquisition transactions (the “Precedent Transactions”). The Precedent Transactions group consisted of transactions announced between January 1, 2013 and July 18, 2016 involving U.S. commercial banks where the target had total assets between $3.0 billion and $20.0 billion. The Precedent Transactions group was composed of the following transactions:

				Price/		Core Deposit Premium (%)	1-Day Market Premium (%)
Acquiror	Target	Announcement Date	Deal Value ($mm)	LTM Earnings (x)	TBV (%)
Canadian Imperial Bank of Commerce	PrivateBancorp Inc.	6/29/2016	3,834.1	19.4	223	17.2	30.8
Chemical Financial Corp.	Talmer Bancorp Inc.	1/26/2016	1,086.1	20.7	153	9.6	0.7
BBCN Bancorp Inc.	Wilshire Bancorp Inc.	12/7/2015	1,027.4	16.1	224	22.9	10.4
New York Community Bancorp	Astoria Financial Corp.	10/29/2015	1,944.2	23.0	146	7.3	7.8
Bank of the Ozarks Inc.	Community & Southern Hldgs Inc	10/19/2015	799.5	47.4	199	18.3	—
BB&T Corp.	National Penn Bancshares Inc.	8/17/2015	1,815.2	17.7	219	15.4	18.2
F.N.B. Corp.	Metro Bancorp Inc.	8/4/2015	473.5	22.7	172	9.4	32.1
PacWest Bancorp	Square 1 Financial Inc.	3/2/2015	847.4	23.3	263	19.8	(0.7)
BB&T Corp.	Susquehanna Bancshares Inc.	11/12/2014	2,500.9	16.6	172	8.9	39.1
Sterling Bancorp	Hudson Valley Holding Corp.	11/5/2014	538.2	NM	188	9.4	18.4
Banner Corp.	Starbuck Bancshares Inc.	11/5/2014	701.6	37.5	148	7.8	—
Ford Financial Fund II L.P.	Mechanics Bank	9/25/2014	338.0	27.7	164	7.8	61.9
First Citizens BancShares Inc.	First Citizens Bancorp.	6/10/2014	644.7	14.2	118	1.5	40.4
Umpqua Holdings Corp.	Sterling Financial Corp.	9/11/2013	1,995.1	19.1	167	NA	13.9
PacWest Bancorp	CapitalSource Inc.	7/22/2013	2,381.9	5.4	169	35.4	20.1
MB Financial Inc.	Taylor Capital Group Inc.	7/15/2013	658.8	11.3	182	9.3	24.6
Union First Market Bkshs Corp.	StellarOne Corp.	6/10/2013	444.5	19.9	142	6.0	20.3
Banco de Credito e Inversiones	CM Florida Holdings Inc.	5/24/2013	881.0	14.5	191	13.8	—
SCBT Financial Corp.	First Financial Holdings Inc.	2/20/2013	298.6	12.0	132	3.4	9.5
		High	3,834.1	47.4	263	35.4	61.9
		Low	298.6	5.4	118	1.5	(0.7)
		Mean	1,221.6	20.5	177	12.4	21.7
		Median	847.4	19.3	172	9.4	19.3
F.N.B.	Yadkin		1,475.7	22.3	232	18.6	9.5

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. The table above sets forth the indicated transaction multiples for the merger and the Precedent Transactions (including the high, low, mean and median multiples of the Precedent Transactions group (excluding the impact of the LTM EPS multiple for one of the Precedent Transactions considered to be not meaningful because the multiple was negative)).

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Yadkin voting common stock assuming Yadkin performed in accordance with certain internal financial projections for Yadkin for the years ending December 31, 2016 and December 31, 2017 as provided by the senior management of Yadkin, which projections were based upon publicly available analyst earnings per share estimates for Yadkin (excluding the estimates prepared by one analyst because such estimates were not in line with Yadkin management’s views) as well as an estimated earnings per share growth rate for the years thereafter through 2020 as provided by the senior management of Yadkin. To approximate the terminal value of a share of Yadkin voting common stock at December 31, 2020, Sandler O’Neill applied price to 2020 earnings multiples ranging from 13.0x to 18.0x and multiples of December 31, 2020 tangible book value ranging from 150% to 225%. The terminal values were then discounted to present values using different discount rates ranging from

8.0% to 11.0% which took into account an implied cost of equity of 9.19% derived from a capital asset pricing model-based calculation and were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Yadkin voting common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Yadkin voting common stock of $21.02 to $32.25 when applying multiples of earnings and $20.57 to $34.05 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
8.0%	$23.70	$25.41	$27.12	$28.83	$30.54	$32.25
9.0%	22.76	24.40	26.04	27.68	29.32	30.96
10.0%	21.87	23.44	25.01	26.59	28.16	29.74
11.0%	21.02	22.53	24.04	25.55	27.06	28.58

Tangible Book Value Multiples

Discount Rate	150%	165%	180%	195%	210%	225%
8.0%	$23.19	$23.19	$27.53	$29.70	$31.87	$34.05
9.0%	22.27	24.35	26.44	28.52	30.60	32.69
10.0%	21.40	23.40	25.40	27.40	29.40	31.40
11.0%	20.57	22.49	24.41	26.33	28.25	30.17

Sandler O’Neill also considered and discussed with the Yadkin board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Yadkin’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for Yadkin common stock, applying the price to 2020 earnings multiples range of 13.0x to 18.0x referred to above and a discount rate of 9.19% (which was the implied cost of equity described above).

Earnings Per Share Multiples

Annual Budget Variance	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(15.0%)	$19.41	$20.80	$22.18	$23.56	$24.95	$26.33
(10.0%)	20.47	21.94	23.40	24.87	26.33	27.80
(5.0%)	21.53	23.08	24.62	26.17	27.72	29.26
0.0%	22.59	24.22	25.84	27.47	29.10	30.73
5.0%	23.65	25.36	27.07	28.77	30.48	32.19
10.0%	24.70	26.50	28.29	30.08	31.87	33.66
15.0%	25.76	27.63	29.51	31.38	33.25	35.12

Sandler O’Neill also performed an analysis that estimated the net present value per share of F.N.B. common stock assuming that F.N.B. performed in accordance with certain forecasts for F.N.B. for the years ending December 31, 2016 and December 31, 2017, which consisted of consensus analyst earnings per share estimates for the years ending December 31, 2016 and December 31, 2017, as adjusted by senior management of F.N.B. for a lower interest rate environment than implied by such consensus estimates at such time, as well as an estimated earnings per share growth rate for the years thereafter as provided by senior management of F.N.B. or its representatives. To approximate the terminal value of F.N.B. common stock at December 31, 2020, Sandler

O’Neill applied price to 2020 earnings multiples ranging from 13.0x to 18.0x and multiples of December 31, 2020 tangible book value ranging from 150% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 11.0% which took into account an implied cost of equity of 9.54% derived from a capital asset pricing model-based calculation and were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of F.N.B. common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of F.N.B. common stock of $10.84 to $16.12 when applying earnings multiples and $10.28 to $16.35 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
8.0%	$12.17	$12.96	$13.75	$14.54	$15.33	$16.12
9.0%	11.70	12.46	13.22	13.98	14.74	15.49
10.0%	11.26	11.99	12.72	13.45	14.17	14.90
11.0%	10.84	11.54	12.24	12.94	13.64	14.34

Tangible Book Value Multiples

Discount Rate	150%	165%	180%	195%	210%	225%
8.0%	$11.53	$12.50	$13.46	$14.42	$15.39	$16.35
9.0%	11.10	12.02	12.95	13.87	14.79	15.72
10.0%	10.68	11.57	12.45	13.34	14.23	15.12
11.0%	10.28	11.14	11.99	12.84	13.69	14.54

Sandler O’Neill also considered and discussed with the Yadkin board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming F.N.B.’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for F.N.B. common stock, applying the price to 2020 earnings multiples range of 13.0x to 18.0x referred to above and a discount rate of 9.54% (which was the implied cost of equity described above).

Earnings Per Share Multiples

Annual Budget Variance	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(15.0%)	$10.02	$10.65	$11.28	$11.91	$12.54	$13.17
(10.0%)	10.50	11.17	11.83	12.50	13.17	13.84
(5.0%)	10.98	11.68	12.39	13.09	13.80	14.50
0.0%	11.46	12.20	12.95	13.69	14.43	15.17
5.0%	11.94	12.72	13.50	14.28	15.06	15.84
10.0%	12.43	13.24	14.06	14.87	15.69	16.51
15.0%	12.91	13.76	14.62	15.47	16.32	17.17

In connection with its analyses, Sandler O’Neill considered and discussed with the Yadkin board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the first calendar quarter of 2017, all outstanding shares of Yadkin common stock are converted into F.N.B. common stock at the 2.16x exchange ratio provided for in the merger, and all outstanding Yadkin options are converted into F.N.B. options. In performing this analysis, Sandler O’Neill utilized the following information: (i) certain financial forecasts for F.N.B for the years ending December 31, 2016 and December 31, 2017, consisting of publicly available analyst earnings per share estimates for F.N.B. as adjusted by senior management of F.N.B. for a lower interest rate environment than implied by such publicly available analyst estimates at such time, as well as an estimated earnings per share growth rate for the years thereafter, as provided by senior management of F.N.B. or its representatives; (ii) certain internal financial projections for Yadkin for the years ending December 31, 2016 and December 31, 2017 as provided by senior management of Yadkin, which projections were based upon publicly available analyst earnings per share estimates for Yadkin (excluding the estimates prepared by one analyst because such estimates were not in line with Yadkin management’s views) as well as an estimated earnings per share growth rate for the years thereafter, all as provided by the senior management of Yadkin; and (iii) certain estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies as well as pro forma dividend assumptions which were provided and/or reviewed by the senior management of F.N.B. or its representatives and also reviewed by the senior management of Yadkin. The analysis indicated that the merger could be accretive to F.N.B.’s earnings per share (excluding one-time transaction costs and expenses) in the years ended December 31, 2017 through 2020 and dilutive to estimated tangible book value per share at close and at the year-end of 2017 through 2020.

In connection with this analysis, Sandler O’Neill considered and discussed with the Yadkin board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill has acted as financial advisor to Yadkin in connection with the merger and will receive a fee for such services in an amount equal to 0.70% of the aggregate purchase price, which fee is currently estimated to be approximately $9.8 million, 25% of which fee was payable to Sandler O’Neill upon Yadkin’s execution of the merger agreement with the remainder contingent upon the closing of the merger. Sandler O’Neill also received a $1,000,000 fee upon rendering its fairness opinion to the Yadkin Board of Directors, which opinion fee will be credited in full towards the portion of Sandler O’Neill’s fee becoming due and payable to Sandler O’Neill on the day of closing of the merger. Yadkin has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its legal counsel. Yadkin has also agreed to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

Sandler O’Neill has not provided any other investment banking services to Yadkin in the two years immediately preceding the date of its opinion. Sandler O’Neill previously advised the Yadkin board of directors that Sandler O’Neill has provided certain investment banking services to F.N.B. in the two years immediately preceding the date of its opinion and has received compensation for such services and may provide, and receive compensation for, such services in the future. Specifically, Sandler O’Neill acted as joint bookrunning manager for F.N.B. in connection with F.N.B.’s public issuance of subordinated debt in late September 2015, for which Sandler O’Neill received customary underwriting compensation of approximately $485,000. In addition, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may also purchase securities from and sell securities to Yadkin and F.N.B. and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of Yadkin and F.N.B. or their respective affiliates for its own account and for the accounts of Sandler O’Neill’s customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the F.N.B. Board of Directors and Reasons for the Merger

At a regular meeting held on July 20, 2016, the F.N.B. board of directors determined that the merger and the merger agreement are in the best interests of F.N.B. and its shareholders. The F.N.B. board of directors approved the merger and the merger agreement and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement and “FOR” the F.N.B. adjournment proposal.

In reaching its decision to approve the merger and the merger agreement, and recommend that the F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement, the F.N.B. board of directors consulted with F.N.B. management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of F.N.B.’s, Yadkin’s and the combined entity’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the F.N.B. board of directors considered its view that Yadkin’s financial condition and asset quality are sound, that Yadkin’s business and operations complement those of F.N.B., and that the merger would result in a combined company with a larger market presence and more diversified revenue stream, a well-balanced loan portfolio and an attractive funding base, including through core deposit funding. The board of directors further considered that Yadkin’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to F.N.B.’s earnings and prospects on a stand-alone basis. In particular, the F.N.B. board of directors considered the following:

•	the potential of creating a premier middle-market regional bank in the Mid-Atlantic and Southeast specializing in serving the banking needs of consumers and small and middle market businesses across its markets;

•	potential growth opportunities through the expansion into new and attractive North Carolina markets including Raleigh, Charlotte, and the Piedmont Triad which is comprised of Winston-Salem, Greensboro and High Point;

•	the similarity of the business models and cultures of the two companies, including with respect to strategic focus, client service, credit cultures and risk profiles, which F.N.B. management believes should facilitate the successful integration and implementation of the transaction;

•	potential increased income opportunity derived from the ability to market a larger number of products and services to Yadkin customers that are not presently offered;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	the potential enhanced economies of scale resulting in improved efficiencies, risk diversification and reduction of marginal cost risk management;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings and tangible shareholders’ equity per share;

•	Yadkin’s longstanding roots in the North Carolina banking market and its strong ties to the communities it serves;

•	F.N.B.’s successful track record of creating shareholder value through M&A transactions, including its proven experience in successfully integrating acquired businesses and entering new markets;

•	its understanding of the current and prospective environment in which F.N.B. and Yadkin operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on F.N.B. both with and without the proposed transaction;

•	its review and discussions with F.N.B.’s management concerning the due diligence examination of Yadkin;

•	its understanding of the effectiveness of management’s plans to integrate Yadkin’s operations, activities, businesses, compliance programs and credit portfolio into F.N.B. risk management processes and strategies;

•	management’s expectation that F.N.B. will retain its strong capital position and superior asset quality upon completion of the transaction;

•	management’s expectation regarding cost and business synergies;

•	sensitivity of the proposed transaction’s economic returns to a variety factors, including changes to the amount of cost and business synergies, Yadkin pro forma earnings, Yadkin rates of growth, and estimated mark-to-market of the associated loan portfolio;

•	the market for alternative merger or acquisition transactions in the banking industry and the likelihood and timing of other material strategic transactions;

•	the financial presentation of RBCCM, F.N.B.’s financial advisor, to the F.N.B. board of directors on July 20, 2016, and the written opinion of RBCCM, dated July 20, 2016, delivered to the F.N.B. board of directors to the effect that, as of that date, and subject to and based on the assumptions, limitations, qualifications and other matters set forth in the opinion, the merger consideration was fair, from a financial point of view, to F.N.B.;

•	the fact that F.N.B. shareholders will have a chance to vote on the F.N.B. stock issuance in connection with the merger;

•	the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risks associated with, and managements’ recent experience in, achieving anticipated cost and business synergies and savings and successfully integrating Yadkin’s business, data systems, operations and workforce with those of F.N.B.;

•	the nature and amount of payments to be received by Yadkin’s management in connection with the merger and the merger-related costs and restructuring charges that will be incurred in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of F.N.B.’s business and towards the completion of the merger;

•	the potential risks of operating in a remote geographical and market area which is not familiar to F.N.B.; and

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

F.N.B.’s board of directors also considered the fact that the merger will result in a combined entity with assets of nearly $30 billion and more than 425 full-service branches.

The foregoing discussion of the factors considered by F.N.B.’s board of directors in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors that they considered. In reaching their decision to approve the merger agreement and the merger, the F.N.B. board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The F.N.B. board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, its determination with respect to the merger and the merger agreement.

Opinion of F.N.B.’s Financial Advisor in Connection with the Merger

On July 20, 2016, RBCCM rendered its written opinion to the F.N.B. board of directors that, as of that date and subject to the assumptions, limitations, qualifications and other matters set forth therein, the merger consideration was fair, from a financial point of view, to F.N.B. The full text of RBCCM’s written opinion dated July 20, 2016 is attached to this joint proxy statement/prospectus as Appendix E and constitutes part of this joint proxy statement/prospectus. RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Committee. This summary of RBCCM’s opinion is qualified in its entirety by reference to the full text of the opinion. F.N.B. urges holders of F.N.B. common stock to read RBCCM’s opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBCCM.

RBCCM’s opinion was provided for the information and assistance of the F.N.B. board of directors in connection with its evaluation of the merger. RBCCM’s opinion did not address the merits of F.N.B.’s underlying decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which F.N.B. might engage. RBCCM’s opinion and the analyses performed by RBCCM in connection with its opinion, as reviewed by the F.N.B. board of directors, were only two of many factors taken into consideration by the F.N.B. board of directors in connection with its evaluation of the merger. RBCCM’s opinion does not constitute a recommendation to any holder of F.N.B. common stock as to how such holder should vote with respect to the merger or any other proposal to be voted upon by them in connection with the merger.

RBCCM’s opinion addressed solely the fairness of the merger consideration, from a financial point of view, to F.N.B., and did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement. Further, in rendering its opinion, RBCCM expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of F.N.B.’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to stockholders of Yadkin.

In rendering its opinion, RBCCM assumed and relied upon the accuracy and completeness of all the information that was publicly available to RBCCM and all of the financial, legal, tax, operating and other information provided to or discussed with RBCCM by F.N.B. or Yadkin (including, without limitation, the financial statements and related notes thereto of each of F.N.B. and Yadkin, respectively), and RBCCM did not assume responsibility for independently verifying, and did not independently verify, such information. RBCCM assumed that all Forecasts (as defined below) provided to RBCCM by F.N.B. or Yadkin, as the case may be (including Forecasts provided to RBCCM by F.N.B. with respect to certain cost and revenue synergies expected to be realized from the merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of F.N.B. or Yadkin (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, of F.N.B., as a combined company). RBCCM expressed no opinion as to those Forecasts or the assumptions upon which they were based.

In rendering its opinion, RBCCM did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of F.N.B. or Yadkin, and RBCCM was not furnished with any such valuations or appraisals. RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of F.N.B. or Yadkin. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting F.N.B. or Yadkin.

RBCCM assumed, in all respects material to its analysis that all conditions to the consummation of the merger will be satisfied without waiver thereof. RBCCM further assumed that the executed version of the merger agreement would not differ, in any respect material to its opinion, from the draft merger agreement that it received.

RBCCM’s opinion speaks only as of the date thereof, was based on the conditions as they existed and information which RBCCM was supplied as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. RBCCM did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date thereof and does not have an obligation to update, revise or reaffirm its opinion. RBCCM did not express any opinion as to the prices at which F.N.B. common stock or Yadkin voting common stock have traded or would trade following the announcement of the merger or the prices at which F.N.B. common stock will trade following the consummation of the merger.

For the purposes of rendering its opinion, RBCCM undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of a near final draft merger agreement;

•	reviewed and analyzed certain publicly available financial and other data with respect to F.N.B. and Yadkin and certain other relevant historical operating data relating to F.N.B. and Yadkin made available to RBCCM from published sources and from the internal records of F.N.B. and Yadkin, respectively;

•	reviewed financial forecasts of F.N.B. and the combined post-merger company prepared by management of F.N.B. which consisted of consensus Wall Street research estimates of earnings per share for the year ending December 31, 2017, adjusted for a lower interest rate environment than implied by such consensus estimates at such time, together with (i) an estimated earnings per share growth rate for the years thereafter, and (ii) certain pro forma adjustment assumptions relating to the merger, and financial forecasts of Yadkin, prepared by each of management of Yadkin and management of F.N.B. (collectively, “Forecasts”);

•	conducted discussions with members of the senior managements of F.N.B. and Yadkin with respect to the business prospects and financial outlook of F.N.B. and Yadkin as standalone entities as well as the potential synergies from the merger;

•	reviewed Wall Street research estimates regarding the potential future performance of F.N.B. and Yadkin as standalone entities;

•	reviewed the reported prices and trading activity for F.N.B. common stock and Yadkin voting common stock; and

•	performed other studies and analyses as RBCCM deemed appropriate.

Set forth below is a summary of the material financial analyses performed by RBCCM in connection with the rendering of its opinion, as delivered to the board of directors of F.N.B. in connection with its meeting on July 20, 2016. The order of analyses described does not represent relative importance or weight given to those analyses by RBCCM. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by RBCCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing price of F.N.B. common stock and Yadkin voting common stock and the closing prices of the selected banks as of July 19, 2016, (ii) historical financial and operating data for F.N.B., Yadkin and the selected companies based on publicly available information for each company as of July 19, 2016, and (iii) transaction values and core deposit premiums, or “CDP” (which is the quotient of (i) the equity value of a company less its tangible book value or “TBV” (which is a company’s total book value less the value of any of its intangible assets, including goodwill), and (ii) the aggregate core deposits of such company, expressed as a percentage) for the target companies derived from the selected transactions analysis described below, calculated as of the announcement date of the relevant transaction based on the estimated purchase prices announced on such date for the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of TBV and CDP were as of March 31, 2016 for each of Yadkin and F.N.B. and were the latest available for the selected companies. Unless the context indicates otherwise, estimates of earnings for F.N.B. and Yadkin were based on estimates provided by managements of F.N.B. and Yadkin, respectively, and estimates of earnings for the selected companies were based on median consensus Wall Street analyst estimates (such median consensus estimates, “Wall Street research”) available as of July 19, 2016. For the purposes of certain analyses described below, the term “implied per share consideration” refers to the implied per share value of the merger consideration of $28.47 based on the exchange ratio of 2.16 shares of F.N.B. common stock per share of Yadkin common stock and the closing price of F.N.B. common stock as of July 19, 2016 of $13.18.

Yadkin Financial Analysis

Public Company Analysis. RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly-traded companies as compared to the corresponding information and implied trading multiples for Yadkin. In choosing the selected companies, RBCCM considered publicly traded banks in the Southeast region with assets ranging from $3.0 billion to $10.0 billion. RBCCM excluded banks not traded on a national securities exchange, together with mutual holding companies and targets of pending mergers.

In this analysis, RBCCM compared (i) multiples of implied price per common share to TBV, (ii) multiples of implied price per common share to earnings per share (“EPS”) as estimated by Wall Street research for the next twelve month (“NTM”) period for which financial information has not been made public, (iii) multiples of price per common share to Wall Street research estimated EPS for 2017 (“2017E”) and (iv) CDP percentages. The list of selected companies, related multiples and percentages and the resultant high, mean, median and low multiples and CDP percentages for such selected companies and for Yadkin, both at the closing price at July 19, 2016 (using each of Wall Street research and Yadkin management estimates) and at the implied per share merger consideration, are as follows:

Selected Companies

	Price/ TBV	Price/ NTM EPS	Price/ 2017E EPS	CDP
United Community Banks, Inc.	1.54x	13.0x	12.2x	6.7%
Home BancShares, Inc.	3.50x	17.0x	15.9x	NM *
Pinnacle Financial Partners, Inc.	2.86x	16.3x	15.2x	NM *
South State Corporation	2.47x	15.9x	15.1x	15.2%
WesBanco Bank, Inc.	1.85x	13.3x	12.7x	10.5%
Renasant Corporation	2.37x	13.9x	13.5x	15.0%
FCB Financial Holdings, Inc.	1.84x	15.7x	14.6x	14.8%
Union Bankshares Corporation	1.72x	15.5x	14.7x	8.8%
Simmons First National Corp.	2.11x	14.3x	13.3x	14.1%
Capital Bank Financial Corp.	1.53x	18.3x	16.1x	9.3%
TowneBank	1.88x	16.5x	14.3x	18.1%
Ameris Bancorp	2.33x	13.5x	12.6x	12.7%
BNC Bancorp	2.11x	14.1x	12.6x	17.5%
Servis First Bancshares, Inc.	2.92x	18.1x	16.9x	21.6%
CenterState Banks, Inc.	1.99x	13.8x	12.8x	10.6%
Fidelity Southern Corporation	1.34x	10.7x	10.3x	3.9%
Cardinal Financial Corporation	1.90x	16.2x	14.7x	13.8%
Seacoast Banking Corporation of Florida	1.82x	16.0x	14.3x	9.4%
City Holding Company	2.07x	14.6x	13.9x	13.1%
State Bank Financial Corporation	1.64x	17.4x	16.2x	11.9%
First Bancorp	1.36x	13.5x	11.7x	4.2%
Park Sterling Corporation	1.46x	14.3x	12.8x	6.0%

High	3.50x	18.3x	16.9x	21.6%
Mean	2.03x	15.1x	13.9x	11.9%
Median	1.89x	15.0x	14.1x	12.3%
Low	1.34x	10.7x	10.3x	3.9%
Yadkin—using Wall Street research EPS estimates	2.17x	15.6x	13.5x	16.2%
Yadkin—using Yadkin management EPS estimates		15.9x	13.5x
Yadkin—at Implied Per Share Merger Consideration	2.39x	17.5x	14.8x	19.2%

*	NM refers to Not Meaningful. CDP percentages greater than 25% were considered not meaningful.

From this data, RBCCM selected an implied per share common equity reference range for Yadkin using TBV multiples of 1.34x—3.50x, NTM EPS multiples of 10.7x—18.3x, 2017E EPS multiples of 10.3x—16.9x, and CDP percentages of 3.9%—21.6%. This analysis indicated the following implied per share common equity reference range for Yadkin, as compared to the implied per share merger consideration:

Implied Per Share Common Equity Reference Range for Yadkin based on:				Implied Per Share Merger Consideration
TBV	NTM EPS	2017E EPS	CDP
$16.00—$41.83	$17.36—$29.86	$19.84—$32.52	$15.34—$30.61	$28.47

Selected Precedent Transactions Analysis. RBCCM reviewed certain implied transaction multiples and CDP percentages for a set of precedent merger and acquisition transactions as compared to the corresponding implied transaction multiples and percentages for the merger. In selecting these precedent transactions, RBCCM considered nationwide mergers and acquisitions of banks publicly announced from January 1, 2014 to July 19, 2016 with target assets ranging from $3.0 billion to $10.0 billion. RBCCM excluded from its analysis merger of equals transactions as well as transactions for which implied transaction values were undisclosed.

In this analysis, RBCCM compared (i) multiples of implied price per common share to TBV, (ii) multiples of implied price per common share to NTM EPS and (iii) CDP percentages. The list of selected transactions, related multiples and CDP percentages and the resultant high, mean, median and low multiples and percentages for such selected transactions and for Yadkin at the implied per share merger consideration are as follows:

Announcement Date	Acquirer	Target	Price/ TBV	Price/ NTM EPS	CDP
10/19/15	Bank of the Ozarks Inc.	Community & Southern Holdings, Inc.	1.99x	NA**	18.3%
08/17/15	BB&T Corporation	National Penn Bancshares, Inc.	2.20x	16.7x	15.4%
08/04/15	F.N.B. Corporation	Metro Bancorp, Inc.	1.72x	18.3x	9.4%
03/02/15	PacWest Bancorp	Square 1 Financial, Inc.	2.63x	22.2x	19.8%
11/05/14	Banner Corporation	Starbuck Bancshares, Inc.	1.48x	NA**	7.8%
11/05/14	Sterling Bancorp	Hudson Valley Holding Corp.	1.88x	NM*	9.4%
09/25/14	Ford Financial Fund II, L.P.	Mechanics Bank	1.64x	NA**	7.8%
06/10/14	First Citizens BancShares, Inc.	First Citizens Bancorporation, Inc.	1.18x	NA**	1.5%

High			2.63x	22.2x	19.8%
Mean			1.84x	19.0x	11.2%
Median			1.80x	18.3x	9.4%
Low			1.18x	16.7x	1.5%
Yadkin at Implied Per Share Merger Consideration			2.39x	17.5x	19.2%

*	NM refers to Not Meaningful. Price / NTM EPS ratios greater than 35.0x were considered not meaningful.
**	NA refers to Not Available.

From this data, RBCCM selected an implied per share common equity reference range for Yadkin using TBV multiples of 1.18x—2.63x, NTM EPS multiples of 16.7x—22.2x, and CDP percentages of 1.5%—19.8%. This analysis indicated the following implied per share common equity reference range for Yadkin, as compared to the implied per share merger consideration:

Implied Per Share Common Equity Reference Range for Yadkin based on:			Implied Per Share Merger Consideration
TBV	NTM EPS	CDP
$14.12—$31.35	$27.15—$36.12	$13.21—$28.98	$28.47

Discounted Cash Flow Analysis. RBCCM performed discounted cash flow (“DCF”) analyses of Yadkin by calculating the estimated net present value of the after-tax free cash flows of Yadkin available for dividends through 2021, based on the Forecasts. For a summary of the Forecasts, see “Certain Unaudited Prospective Financial Information” in this joint proxy statement/prospectus. RBCCM performed such discounted cash flow analyses both on a standalone basis (the “Yadkin Standalone DCF”) and on a basis including the value of the synergies, and the impact of acquisition adjustments, projected to result from the merger, as well as the net present value of Yadkin as it is contemplated to be operated by F.N.B., in each case, as provided by management of F.N.B. (the “Yadkin Change in Control DCF”). Both of the Yadkin DCFs assumed a ratio of target tangible common equity to tangible assets of 8.0%, a pre-tax opportunity cost of cash of 1.70%, and a 35% tax rate. The Yadkin Change in Control DCF assumed cost savings equal to 25% of Yadkin’s non-interest expense, 75% of which was projected to be phased in during 2017, and 100% of which was projected to be achieved during 2018 and thereafter.

RBCCM performed each of the Yadkin Standalone DCF and the Yadkin Change in Control DCF analyses using discount rates ranging from 10.0% to 12.0%, based on an estimated cost of equity using RBCCM’s professional judgment regarding required rates of return of holders or prospective buyers of Yadkin voting common stock, after taking into consideration the capital asset pricing model (“CAPM”), and a terminal value at the end of the forecast period, using terminal multiples ranging from 10.5x to 18.5x estimated 2022 earnings. The terminal multiples were selected based on a review of the multiples of NTM earnings for the selected public companies referred to above. The Yadkin Standalone DCF and the Yadkin Change in Control DCF indicated the following implied per share common equity reference ranges, as compared to the implied per share merger consideration:

Yadkin based on Standalone DCF Implied Per Share Common Equity Reference Range	Yadkin based on Yadkin Change in Control DCF Implied Per Share Common Equity Reference Range	Implied Per Share Merger Consideration
$22.97—$38.86	$28.43—$50.16	$28.47

F.N.B. Financial Analysis

Public Company Analysis. RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly-traded companies as compared to the corresponding information and implied trading multiples for F.N.B. In choosing the selected companies, RBCCM considered publicly traded banks in the Northeast, Mid-Atlantic and Midwest regions with assets ranging from $10.0 billion to $30.0 billion. RBCCM excluded companies not traded on a national securities exchange, together with mutual holding companies and targets of pending mergers.

In this analysis, RBCCM compared (i) multiples of implied price per common share to TBV, (ii) multiples of implied price per common share to NTM EPS, (iii) multiples of implied price per common share to 2017E EPS and (iv) CDP percentages. Estimated EPS for F.N.B. were based on Wall Street research available as of July 19, 2016. The list of selected companies, related multiples and CDP percentages and the resultant high, mean, median and low multiples and percentages for such selected companies and for F.N.B. are as follows:

Selected Companies

	Price/ TBV	Price/ NTM EPS	Price/ 2017E EPS	CDP
Associated Banc-Corp	1.43x	14.3x	13.5x	3.9%
Webster Financial Corporation	1.89x	16.4x	15.1x	9.0%
Commerce Bancshares, Inc.	2.16x	17.2x	16.6x	12.9%
Wintrust Financial Corporation	1.47x	14.9x	14.3x	5.1%
Valley National Bancorp	1.71x	13.7x	12.9x	6.7%
TCF Financial Corporation	1.21x	11.2x	10.5x	2.5%
UMB Financial Corporation	1.64x	17.6x	16.6x	7.2%
Fulton Financial Corporation	1.52x	15.2x	14.6x	6.3%
MB Financial, Inc.	2.27x	16.1x	14.7x	14.5%
Sterling Bancorp	2.37x	14.9x	13.8x	14.6%
Old National Bancorp	1.67x	13.9x	12.7x	10.7%
First Midwest Bancorp, Inc.	1.76x	14.4x	13.8x	7.8%
High	2.37x	17.6x	16.6x	14.6%
Mean	1.76x	15.0x	14.1x	8.4%
Median	1.69x	14.9x	14.1x	7.5%
Low	1.21x	11.2x	10.5x	2.5%

F.N.B.—using Wall Street research EPS estimates	2.07x	14.1x	13.0x	9.9%

From this data, RBCCM selected an implied per share common equity reference range for F.N.B. using TBV multiples of 1.21x—2.37x, NTM EPS multiples of 11.2x—17.6x, 2017E EPS multiples of 10.5x—16.6x and CDP percentages of 2.5%—14.6%. This analysis indicated the following implied per share common equity reference range for F.N.B., as compared to the July 19, 2016 closing price of F.N.B. common stock:

Implied Per Share Common Equity Reference Range for F.N.B. based on:
TBV	NTM EPS	2017E EPS	CDP	F.N.B. Common Stock on 7/19/2016
$7.66—$15.05	$10.47—$16.44	$10.25—$16.26	$8.10—$16.34	$13.18

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of F.N.B. by calculating the estimated net present value of the after-tax free cash flows of F.N.B. available for dividends through 2021, based on the Forecasts. For a summary of the Forecasts, see “Certain Unaudited Prospective Financial Information” in this joint proxy statement/prospectus. RBCCM assumed a ratio of target tangible common equity to tangible assets of 8.0%, a pre-tax opportunity cost of cash of 1.70%, and a 35% tax rate.

RBCCM performed the discounted cash flow analysis using discount rates ranging from 10.0% to 12.0% based on RBCCM’s professional judgment regarding required rates of return of holders or prospective holders of F.N.B. common stock, after taking into consideration CAPM, and a terminal value at the end of the forecast period, using terminal multiples ranging from 11.0x to 17.5x estimated 2022 earnings. The terminal multiples were selected based on a review of the multiples of NTM earnings for the selected public companies referred to above. The discounted cash flow analysis indicated the following implied per share common equity reference range, as compared to the July 19, 2016 closing price of F.N.B. common stock:

F.N.B. Implied Per Share Common Equity Reference Range	F.N.B. Common Stock on 7/19/2016
$9.19—$15.01	$13.18

Implied Exchange Ratio Analysis

RBCCM calculated certain implied exchange ratio reference ranges for the merger.

Selected Publicly Traded Companies Exchange Ratio Analysis. Based on the per share reference ranges for Yadkin common equity and F.N.B. common equity implied by the selected publicly traded companies analyses described above, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable Yadkin implied per share common equity reference range by the high end of the applicable F.N.B. implied per share common equity reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Yadkin implied per share common equity reference range by the low end of the applicable F.N.B. implied per share common equity reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Price/TBV	1.06x—5.46x	2.16x
Price/NTM EPS	1.06x—2.85x	2.16x
Price/2017E EPS	1.22x—3.17x	2.16x
CDP	0.94x—3.78x	2.16x

Selected Precedent Transactions Exchange Ratio Analysis. Based on the per share reference ranges for Yadkin common equity implied by the selected precedent transactions analysis described above, and for F.N.B. common equity implied by the selected publicly traded company analysis described above, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable Yadkin implied per share selected transactions common equity reference range by the high end of the applicable F.N.B. implied per share selected publicly traded companies common equity reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Yadkin implied per share selected transactions common equity reference range by the low end of the applicable F.N.B. implied per share selected publicly traded companies common equity reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Price/TBV	0.94x—4.09x	2.16x
Price/NTM EPS	1.65x—3.45x	2.16x
CDP	0.81x—3.58x	2.16x

Discounted Cash Flow Exchange Ratio Analysis. Based on the per share reference ranges for Yadkin common equity and F.N.B. common equity implied by the discounted cash flow analyses described above, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. RBCCM calculated such implied exchange ratio reference ranges on a standalone basis. The low end of the implied exchange ratio reference range was calculated by dividing the low end of the applicable Yadkin implied per share common equity reference range by the high end of the applicable F.N.B. implied per share common equity reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the applicable Yadkin implied per share common equity reference range by the low end of the applicable F.N.B. implied per share common equity reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Standalone	1.53x—4.23x	2.16x

Historical Exchange Ratio Analysis

RBCCM reviewed the historical volume weighted average prices (“VWAP”) of F.N.B. common stock and Yadkin voting common stock from FactSet during different periods between July 20, 2015 and July 19, 2016 and calculated the implied exchange ratios during these time periods. The analysis indicated the following implied ranges, as compared to the exchange ratio in the merger.

Time Period	Implied Exchange Ratio	Exchange Ratio
30-day VWAP	2.00x	2.16x
60-day VWAP	1.97x	2.16x
90-day VWAP	1.92x	2.16x
1-year VWAP	1.81x	2.16x

Other Matters

RBCCM also noted for the F.N.B. board of directors certain additional factors that were provided for informational purposes, including the following analyses:

Trading Range and Research Target Analysis for Yadkin

Trading Range. RBCCM reviewed certain historical stock price information based on closing stock price information over the one year period ended July 19, 2016, for Yadkin voting common stock. This review indicated the following historical stock price information for Yadkin voting common stock, as compared to the implied per share merger consideration.

Trading Period Prior to July 19, 2016	Yadkin Stock Price
52 Week High	$28.23
52 Week Low	$18.80
Implied Per Share Merger Consideration	$28.47

Analyst Range. Seven equity analysts published twelve-month forward price targets for Yadkin voting common stock that were available as of July 19, 2016, which RBCCM assumed were not discounted to present value. In order to better compare the published stock price targets with the per share consideration, RBCCM discounted such stock price targets to present value (as of July 19, 2016), by applying, for a one year discount period, an illustrative discount rate range of 10.0%—12.0%, Yadkin’s estimated cost of equity as described above. This calculation indicated a range of stock price targets for Yadkin voting common stock of $21.43—$25.45 per share. Public market trading targets published by equity research analysts do not necessarily reflect current market trading prices for Yadkin voting common stock and these estimates are subject to uncertainties, including the future financial performance of Yadkin and future financial market conditions.

Trading Range and Research Target Analysis for F.N.B.

Trading Range. RBCCM reviewed certain historical stock price information based on closing stock price information over the one year period ended July 19, 2016, for F.N.B. common stock. This review indicated the following historical stock price information for F.N.B. common stock, as compared to the closing price of F.N.B. common stock on July 19, 2016.

Trading Period Prior to July 19, 2016	F.N.B. Stock Price
52 Week High	$14.72
52 Week Low	$11.16
Closing price of F.N.B. Common Stock on 7/19/2016	$13.18

Analyst Target Stock Price Range. Seven equity analysts published twelve-month forward price targets for F.N.B. common stock that were available as of July 19, 2016, which RBCCM assumed were not discounted to present value. In order to better compare the published stock price targets with the price of F.N.B. common stock on July 19, 2016, RBCCM discounted such stock price targets to present value (as of July 19, 2016), by applying, for a one-year discount period, an illustrative discount rate range of 10.0%—12.0%, F.N.B.’s estimated cost of equity as described above. This calculation indicated a range of stock price targets for F.N.B. common stock of $11.61—$12.95 per share. Public market trading targets published by equity research analysts do not necessarily reflect current market trading prices for F.N.B. common stock and these estimates are subject to uncertainties, including the future financial performance of F.N.B. and future financial market conditions.

Implied Exchange Ratio Analysis

Reference Range Exchange Ratio Analysis. Based on the per share reference ranges for Yadkin voting common stock and F.N.B. common stock implied by the trading range and equity research analyst target stock price range analyses described above, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In the trading range scenario, the low end of the implied exchange ratio reference range was calculated by dividing the low end of the Yadkin voting common stock trading range by the high end of the F.N.B. common stock trading range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the Yadkin voting common stock trading range by the low end of the F.N.B. common stock trading range. In the equity research analyst target stock price range scenario, the low end of the implied exchange ratio reference range was calculated by dividing the low end of the Yadkin voting common stock price target range by the high end of the F.N.B. common stock price target range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the Yadkin voting common stock price target range by the low end of the F.N.B. common stock price target range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Trading Range	1.51x—2.07x	2.16x
Analyst Range	1.65x—2.19x	2.16x

Overview of Analyses; Other Considerations

No single company or transaction used in the above analyses as a comparison was identical to Yadkin, F.N.B. or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions analyzed.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Several analytical methodologies were used by RBCCM, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBCCM were based on all the analyses and factors presented herein, taken as a whole, and also on application of RBCCM’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBCCM therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

F.N.B. selected RBCCM to render its opinion to the F.N.B. board of directors based on RBCCM’s qualifications, expertise, reputation and knowledge of F.N.B.’s and Yadkin’s business and affairs and its experience with bank holding companies and the industry in which F.N.B. operates. RBCCM has advised on numerous acquisitions of bank holding companies. RBCCM is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of F.N.B. and/or Yadkin and receive customary compensation, and may also actively trade securities of F.N.B. and/or Yadkin for its own account and the accounts of its customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities. RBCCM has provided investment banking and financial advisory services to F.N.B. in the past, including in the past two years having acted as (i) financial advisor in connection with F.N.B.’s acquisition of (a) OBA Financial Services, Inc. completed in September 2014, (b) certain branches of Bank of America Corp. completed in September 2015, (c) Metro Bancorp, Inc. completed in February 2016 and (d) certain branches of Fifth Third Bancorp completed in April 2016; and (ii) joint bookrunning manager for the offering of F.N.B. subordinated notes completed in October 2015. During such two year period RBCCM received aggregate fees of $5.2 million in connection with providing investment banking and financial advisory services to F.N.B. In addition, a family member of a senior executive officer of F.N.B. is an entry level employee in the investment banking division of RBCCM, but does not work, and has not worked, on matters relating to F.N.B. and will not receive any compensation that is based on the proposed merger between F.N.B. and Yadkin.

Under its engagement agreement with F.N.B., RBCCM became entitled to a fee of $500,000 upon delivery of its written opinion (the “Opinion Fee”), whether or not the opinion is accepted and whether or not the merger is consummated. In addition, for RBCCM’s services as financial advisor to F.N.B. in connection with the merger, if the merger is successfully completed RBCCM will receive an additional $8.9 million (the “Transaction Fee”), against which the Opinion Fee will be credited. In addition, if, in connection with the merger not being completed, F.N.B. receives a termination fee, RBCCM will be entitled to the lesser of the Transaction Fee or twenty percent of such termination fee in cash, when it is received by F.N.B. In addition, F.N.B. has agreed to indemnify RBCCM for certain liabilities that may arise out of RBCCM’s engagement, including, without limitation, liabilities arising under the federal securities laws, and to reimburse certain out-of-pocket expenses incurred by RBCCM in performing its services. The terms of RBCCM’s engagement agreement were negotiated at arm’s-length between F.N.B. and RBCCM, and the F.N.B. board of directors was aware of this fee arrangement at the time it reviewed and approved the merger agreement.

Certain Unaudited Prospective Financial Information

Yadkin and F.N.B. do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Yadkin and F.N.B. are including in this joint proxy statement/prospectus certain unaudited prospective financial information that it provided to the other party in connection with the other party’s evaluation of the merger, to Sandler O’Neill in its capacity as Yadkin’s financial advisor, and to RBCCM in its capacity as F.N.B.’s financial advisor. The inclusion of this information should not be regarded as an indication that any of Yadkin, F.N.B., Sandler O’Neill, RBCCM, their respective representatives or any other recipient of this information considered, or now considers, it to be material information, necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

The following unaudited prospective financial information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Yadkin’s and F.N.B.’s respective businesses, all of which are difficult to predict and many of which are beyond Yadkin’s or F.N.B.’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Yadkin nor F.N.B. can give any assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Yadkin’s and F.N.B.’s respective businesses, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in Yadkin’s and F.N.B.’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and the other reports filed by each of Yadkin and F.N.B. with the SEC.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Yadkin’s nor F.N.B.’s independent registered public accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The independent registered public accountant reports included in this joint proxy statement/prospectus relate to historical financial information of each of Yadkin and F.N.B. They do not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Neither Yadkin nor F.N.B. can give any assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Yadkin and F.N.B. each do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on Yadkin or F.N.B. of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Yadkin or F.N.B. of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Yadkin or F.N.B. of any possible failure of the merger to occur. None of Yadkin, F.N.B., Sandler O’Neill, RBCCM or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Yadkin or F.N.B. or other person regarding Yadkin’s or F.N.B.’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved.

In light of the foregoing, and considering that Yadkin’s and F.N.B.’s special meetings will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Yadkin shareholders and F.N.B. shareholders are cautioned not to place unwarranted reliance on such information, and all Yadkin shareholders and F.N.B. shareholders are urged to review Yadkin’s most recent SEC filings for a description of Yadkin’s reported financial results and to review F.N.B.’s most recent SEC filings for a description of F.N.B.’s reported financial results. See “Where You Can Find More Information.”

Certain Unaudited Prospective Financial Information of Yadkin

The following table presents Yadkin’s unaudited prospective financial information for the years ending December 31, 2016 and December 31, 2017, as well as an estimated earnings per share growth rate for the years thereafter through 2020, as provided to Sandler O’Neill by Yadkin and used by Sandler O’Neill in performing financial analyses in connection with its fairness opinion delivered to the Yadkin board of directors.

	12/31/2016		12/31/2017
Earnings Per Share(1)	$1.44		$1.92
Net Income ($000s)	$69,616		$99,367
Dividends Per Share	$0.20	(2)	$0.40
Tangible Book Value per Share	$13.02		$14.65

An earnings per share growth rate of 8% in 2018 through 2020 was provided by Yadkin management.

(1)	Represents projected GAAP earnings per share. Based upon publicly available analyst earnings per share estimates for Yadkin (excluding estimates prepared by one analyst because such estimates were not in line with Yadkin management’s views).

(2)	Represents dividend per share for the second half of 2016.

The following table presents Yadkin’s unaudited prospective financial information for the years ending December 31, 2016 and December 31, 2017, as well as an estimated earnings per share growth rate for the years thereafter through 2020 as provided to RBCCM by Yadkin during F.N.B.’s due diligence and used by RBCCM in performing financial analyses in connection with its fairness opinion delivered to the F.N.B. board of directors.

	12/31/2016	12/31/2017
Net Income ($000s)	$68,742	$99,106
Earnings Per Share(3)	$1.33	$1.92
Tangible Book Value per Share	$12.96	$14.60

An earnings per share growth rate of 8% in 2018 through 2020 was provided by Yadkin management.

(3)	Represents projected GAAP earnings per share.

Certain Unaudited Prospective Financial Information of F.N.B.

F.N.B. provided Yadkin, Sandler O’Neill and RBCCM with (1) an estimated earnings per share of $0.98 for 2017, which reflects consensus Wall Street research estimates of earnings per share for F.N.B. for 2017, adjusted for a lower interest rate environment than was implied by such consensus estimates at such time, (2) a standalone dividend rate for 2017 which is generally consistent with F.N.B.’s current dividend rate of $0.12 per quarter, and (3) an assumed earnings per share growth rate of 4.5% in 2018 onward.

Certain Unaudited Prospective Pro Forma Financial Information

The following unaudited prospective pro forma financial information reflecting the effect of the merger was provided and/or reviewed by senior management of F.N.B. to RBCCM and Sandler O’Neill and reviewed by Yadkin:

•	Cost savings equal to 25% of Yadkin’s projected non-interest expense, phased in at 75% in calendar year 2017 and 100% in calendar year 2018;

•	Approximately $100 million in one-time pre-tax merger related costs;

•	Purchase accounting adjustments of a credit mark on loans equal to $193.1 million (3.6% of gross loans); and

•	Core deposit intangibles of approximately $63 million (1.8% of core deposits).

Interests of Yadkin’s Directors and Executive Officers in the Merger

In considering the recommendation of the Yadkin board that you vote to approve the merger, you should be aware that Yadkin’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Yadkin’s shareholders generally. The Yadkin board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve the merger and (ii) resolve to recommend the approval of the merger to Yadkin shareholders. See the section entitled “—Background of the Merger” and the section entitled “—Recommendation of the Yadkin Board of Directors and Reasons for the Merger” beginning on pages 56 and 61 of this joint proxy statement/prospectus, respectively. Yadkin’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to approve the merger. These interests are described in more detail below, and certain of them are quantified in the narrative below and, for the named executive officers, in the tables included in the section entitled “—Merger-Related Compensation for Yadkin’s Named Executive Officers,” including the footnotes to the table.

Certain Yadkin directors will continue in roles with F.N.B. or a related advisory board following completion of the merger. Yadkin’s non-employee directors otherwise have no interests in the merger that are different from, or in addition to, those of Yadkin’s shareholders generally, though certain directors do hold fully vested stock options as of the date hereof and will receive a scheduled distribution of Yadkin voting common stock from the Piedmont Phantom Equity Plan in connection with the completion of the merger. As described further below, each Yadkin executive officer (other than Robin Hager) holds restricted shares of Yadkin common stock, the vesting of which will accelerate in connection with the merger, and each is party to an employment agreement that provides certain severance benefits in connection with his or her qualifying termination following a “change in control” of Yadkin, which includes completion of the merger. Also as described below, each of Messrs. Custer, Earley, Jones and Shuford and Ms. Hager have entered into a summary of terms with F.N.B. regarding their employment.

The Yadkin board was aware of these facts and took them into consideration in deciding to recommend that you vote to approve the merger.

Continuing Role for Certain Yadkin Directors

It is expected that, effective upon completion of the merger, the boards of directors of F.N.B. and First National Bank of Pennsylvania will be enlarged by one seat and one director of Yadkin, to be mutually agreed by F.N.B. and Yadkin, will be appointed as a nonemployee director of F.N.B. and First National Bank of Pennsylvania. F.N.B. and Yadkin have selected Scott Custer to serve in this capacity, subject to the approval of his appointment by the F.N.B. board. F.N.B. currently pays its non-employee directors an annual retainer fee of $55,000 (excluding annual fees paid for service on a committee of the board of directors, which are $3,500 for the Nominating & Governance Committee and $7,500 for each of the Executive, Audit, Compensation and Risk Committees) and an annual stock award valued at approximately $40,000. (Directors of F.N.B. do not receive a separate payment for their service on the board of First National Bank of Pennsylvania.) In addition, six directors of Yadkin, to be mutually agreed by F.N.B. and Yadkin, will serve as paid members of a North Carolina Community Advisory Board to be established by F.N.B. following the completion of the merger. Each advisory director will serve for a minimum term of one year. The fee payable to the members of the advisory board is anticipated to be approximately $250 per quarterly meeting. As of the date of this joint proxy statement/prospectus, the Yadkin directors who will be appointed to the North Carolina Community Advisory Board have not been determined. F.N.B. will extend invitations to all Yadkin directors to apply for these directorships. F.N.B. anticipates that the selection process will be completed during the fourth quarter of 2016.

Treatment of Yadkin Equity Awards

Under the merger agreement and pursuant to the applicable Yadkin equity plans, each outstanding Yadkin stock option, whether vested or unvested, held by Yadkin’s directors and executive officers as of the effective time will be converted into a stock option to purchase F.N.B. common stock on the same terms and conditions as were applicable to the Yadkin stock option prior to the merger, subject to adjustment of the exercise price and the number of shares of F.N.B. common stock issuable upon exercise of such stock option based on the exchange ratio of 2.16 shares of F.N.B. common stock for each share of Yadkin common stock. All stock options held by executive officers and directors vested prior to and independent of the merger, and as of September 16, 2016 (the latest practicable date prior to the date of this joint proxy statement/prospectus), neither Yadkin’s executive officers nor its directors held any unvested stock options.

Under the merger agreement and pursuant to the applicable Yadkin equity plans, each outstanding award in respect of a share of Yadkin common stock subject to vesting, repurchase or other lapse restriction granted under a Yadkin equity plan that is outstanding immediately prior to the effective time, which we refer to as Yadkin restricted stock awards, shall fully vest and shall be converted into the right to receive, without interest, the merger consideration and the shares of Yadkin common stock subject to such Yadkin restricted stock awards shall be treated for the purposes of the merger agreement in the same manner as all other shares of Yadkin common stock.

As of September 16, 2016, no Yadkin non-employee directors held any shares of Yadkin restricted stock, and the current Yadkin executive officers held shares of restricted stock in the following amounts:

Name (a)	Shares of Restricted Stock(#)	Total Value($)(1)
Scott M. Custer	60,000	1,519,800
Terry S. Earley	30,000	759,900
Steven W. Jones	30,000	759,900
Edwin H. Shuford	16,000	405,280
Robin Hager	0	0

(1)	Based on a per-share value of $25.33, the average per-share closing price of Yadkin common stock on the first five business days following the public announcement of the merger on July 21, 2016.

Employment Agreements

Messrs. Custer, Earley, Jones and Shuford and Ms. Hager are each party to employment agreements with Yadkin and Yadkin Bank that provide compensation and benefits that are based on or that otherwise relate to the merger. Mr. DeMarcus, who has left Yadkin, and Mr. Towell, who has transitioned to a Yadkin board position, are each party to separation agreements with Yadkin, but those agreements do not provide any compensation or benefits that are based on, or that otherwise relate to, the merger. As explained further below, in “Interests of Yadkin’s Directors and Executive Officers in the Merger—Separation; Summary of Terms,” F.N.B. has entered into a summary of terms with each of Messrs. Custer, Earley, Jones and Shuford and Ms. Hager that, in the case of Messrs. Earley and Shuford and Ms. Hager, memorialize the severance benefits due to them under their existing employment agreement and, in the case of Messrs. Custer and Jones, summarize the basic terms on which Messrs. Custer and Jones may have continuing roles with F.N.B.

Mr. Custer. Mr. Custer’s employment agreement provides for an initial term of employment of three years following the consummation of the VantageSouth/Piedmont Acquisition, which occurred on July 4, 2014. The agreement provides that Mr. Custer will be entitled to the following severance benefits if he is terminated by Yadkin or Yadkin Bank without “cause” or if he terminates the agreement for “good reason,” in each case whether prior to or following a change in control:

•	the sum of two times current base salary plus two times the average annual performance bonus earned for the last three complete calendar years, payable in 52 equal installments;

•	the cash bonus for the calendar year in which his termination occurs, calculated as the average of the annual performance bonus earned for the last three complete calendar years, pro-rated for the portion of the year preceding termination; and

•	reimbursement for 18 months of COBRA premium for coverage for Mr. Custer and his dependents.

The installment severance and COBRA reimbursement payments are contingent upon his execution of a release of claims and upon his adherence to certain non-compete restrictions. Yadkin is required under the agreement to indemnify Mr. Custer in the event of a suit against him by reason of his current or prior service as an officer or director of Yadkin or Yadkin Bank, and Yadkin is also required to purchase directors’ and officers’ liability insurance covering him for his term of employment and for six years thereafter.

Messrs. Earley, Jones and Shuford and Ms. Hager. Yadkin and Yadkin Bank also entered into or amended and restated employment agreements with each of Messrs. Earley, Jones and Shuford and Ms. Hager in order to establish their duties and compensation and to provide for their employment as Chief Financial Officer, Chief Banking Officer, Chief Credit Officer and Chief Administrative Officer, respectively. Yadkin and Yadkin Bank entered into employment agreements with each of Messrs. Earley, Jones and Shuford following the consummation of the VantageSouth/Piedmont Acquisition, which occurred on July 4, 2014 and entered into an employment agreement with Ms. Hager on March 1, 2016. Each of the agreements provides for an initial term of employment of three years. Each of the executives will be entitled to the following severance benefits upon termination by Yadkin or Yadkin Bank without “cause” or if he or she terminates the agreement for “good reason” within one year after a change in control, which the merger will constitute:

•	the sum of two times current base salary plus two times the average annual performance bonus earned for the last three complete calendar years, payable in 52 equal installments;

•	a lump-sum cash payment equal to the sum of the executive’s current base salary, average annual performance bonus earned for the last three complete calendar years, and the value of one year of COBRA coverage for the executive and the executive’s dependents;

•	the cash bonus for the calendar year in which the executive’s termination occurs, calculated as the average of the annual performance bonus earned for the last three complete calendar years, pro-rated for the portion of the year preceding termination; and

•	reimbursement for 18 months of COBRA premium for coverage for the executive and the executive’s dependents.

The installment severance and periodic COBRA reimbursement payments are contingent upon each of the executive’s execution of a release of claims and upon the executive’s adherence to certain non-compete restrictions. Yadkin is required under the agreements to indemnify each executive in the event of a suit against the executive by reason of the executive’s current or prior service as an officer or director of Yadkin or Yadkin Bank and is also required to purchase directors and officers liability insurance covering the executive for the executive’s term of employment and for six years thereafter.

Quantification of Amounts Provided. The tables set out below in “Merger-Related Compensation for Yadkin’s Named Executive Officers” quantify the compensation and benefits provided to Messrs. Custer, Earley, Jones and Shuford under their employment agreements to the extent they are based on or otherwise relate to the merger. The approximate aggregate amount that would be payable to Ms. Hager pursuant to her employment agreement if the merger were completed on September 16, 2016 and her employment terminated immediately thereafter under circumstances entitling her to severance is $1,084,900 for the value of cash severance payments and $38,350 for the aggregate value of health and welfare benefits continuation.

Meaning of “Cause” and “Good Reason.” The following definitions of “cause” and “good reason” apply for purposes of determining whether a qualifying termination has occurred for any of the executives under their respective employment agreements.

“Cause” generally means (1) fraud, embezzlement, theft, or other intentional misconduct by such executive in connection with the performance of his or her duties under his or her employment agreement; (2) such executive’s conviction of, or plea of guilty or no contest to, any felony involving dishonesty or moral turpitude which is determined in the good faith judgment of the Yadkin board to be materially and demonstrably harmful to Yadkin’s business or reputation, or to materially interfere with such executive’s performance of his or her duties under his or her employment agreement; (3) such executive’s failure or refusal to substantially perform his or her employment duties under his or her employment agreement, which such executive fails to cure within 30 days after receipt of written notice from Yadkin specifically describing the alleged failure or refusal; (4) such executive’s failure or refusal to comply with any valid and legal directive of the Yadkin board, which such executive fails to cure within 30 days after receipt of written notice from Yadkin specifically describing the alleged failure or refusal; (5) such executive’s failure or refusal to comply with Yadkin’s material written rules or policies, or with any state or federal statute or regulation applicable to Yadkin’s business, which such executive fails to cure within 30 days after receipt of written notice from Yadkin specifically describing the alleged failure or refusal; (6) such executive’s breach of his or her obligations in the Confidential Information or Restrictive Covenants sections of his or her employment agreement; or (7) such executive’s material breach of any other material obligation under his or her employment agreement (other than those in the Confidential Information or Restrictive Covenants sections thereof) or any other written agreement between such executive and Yadkin which such executive fails to cure within 30 days after receipt of written notice from Yadkin specifically describing the alleged material breach.

“Good reason” generally means the occurrence of any of the following during the employment period without the executive’s written consent: (1) a material reduction in the executive’s base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (2) a material adverse change in such executive’s title, authority, duties, responsibilities or reporting relationships; (3) a relocation of such executive’s principal place of employment 50 or more miles away from either Raleigh, North Carolina or Statesville, North Carolina; (4) any material breach by Yadkin of any material provision of such executive’s employment agreement; or (5) Yadkin’s failure to obtain an agreement from any successor to assume and agree to perform such executive’s employment agreement in the same manner and to the same extent that Yadkin would be required to perform if no succession had taken place, except where such assumption occurs by law.

Excise Tax. None of Yadkin’s executive officers is entitled to receive an excise tax indemnity payment under any plan or agreement with Yadkin. Each executive officer employment agreement provides that if amounts payable with respect to the merger would otherwise trigger a “golden parachute” excise tax for that executive officer, then the executive officer’s payments would be reduced to the highest amount that would not trigger the excise tax.

Separation; Summary of Terms

F.N.B. has executed a summary of terms with each of Messrs. Custer, Earley, Jones and Shuford and Ms. Hager. The summaries for Messrs. Earley and Shuford and Ms. Hager do not provide any entitlements beyond those in their existing employment agreements and instead merely memorialize an understanding of the severance benefits that would be due to them under those agreements upon a qualifying termination of employment following the merger, contingent upon their execution of F.N.B.’s customary form of release for employees separating from employment with F.N.B. As described below, the summaries of terms do contemplate post-merger compensation and benefits for Messrs. Custer and Jones. As of the date of this joint proxy statement/prospectus, the proposed consulting agreement with Mr. Custer and the proposed employment agreement with Mr. Jones remain under negotiation. F.N.B. expects to finalize those agreements prior to completion of the merger, and to enter into the employment agreement with Mr. Jones concurrently with the completion of the merger, and the consulting agreement with Mr. Custer either concurrently with or shortly following completion of the merger.

Post-Closing Consulting: Mr. Custer. Pursuant to the summary proposal that F.N.B. has delivered to Mr. Custer, Mr. Custer would receive payment in the amount of the severance benefits and the COBRA continuation amount calculated under his Yadkin employment agreement. This amount would be payable on the dates provided in Mr. Custer’s Yadkin employment agreement, contingent upon his execution and non-revocation of a general release of claims within 60 days following the effective date of the merger. The two-year period during which Mr. Custer’s post-termination restrictive covenants apply under the terms of his employment agreement would commence as of the effective date of the merger. In connection with such payment, F.N.B. intends to replace Mr. Custer’s current employment agreement with a new one-year independent contractor agreement with F.N.B. effective upon the closing date of the merger. Pursuant to his independent contractor agreement, Mr. Custer would report directly to F.N.B.’s President and CEO, who would assign his duties, which would include the retention and recruitment of employees and meeting with customers. F.N.B. anticipates that Mr. Custer’s duties would be structured so that on the effective date of the merger Mr. Custer would have experienced a separation from service within the meaning of Section 409A of the Internal Revenue Code. Mr. Custer’s annual consulting fee would be $600,000, less fees or other compensation received as a director of F.N.B., if any. As an independent contractor, Mr. Custer generally would not participate in F.N.B. employee benefit plans. If Mr. Custer should be appointed to the boards of F.N.B. and First National Bank of Pennsylvania, any payment to him as a director would reduce the amount payable to him pursuant to the independent contractor agreement.

Post-Closing Employment: Mr. Jones. Pursuant to the summary proposal that F.N.B. has delivered to Mr. Jones, Mr. Jones would receive payment in the amount of the cash severance benefits that he would have received under his existing Yadkin employment agreement had he experienced a qualifying termination of employment following completion of the merger, contingent upon Mr. Jones’s execution and non-revocation of a general release of claims within 60 days following the effective date of the merger. These amounts would be payable in addition to any severance to which Mr. Jones may become entitled under a new, two-year employment agreement with F.N.B., which severance terms are expected to be substantially similar to those under his existing Yadkin employment agreement. The two-year period during which Mr. Jones’s post-termination restrictive covenants would apply under the terms of his existing employment agreement, as amended to include a non-solicitation of employees and customers acceptable to F.N.B., would commence as of the effective date of the merger. Mr. Jones’s new employment agreement with F.N.B. would contain an acknowledgement that the changes in his employment, position or duties do not constitute “good reason” under his current agreement. Pursuant to the new employment agreement, Mr. Jones’s position with F.N.B. would be Executive Vice President—Commercial Banking; The Carolinas, reporting directly to F.N.B.’s Chief Wholesale Banking Officer. Mr. Jones’s annual base salary initially would be $325,000 following the merger, with a short-term incentive target of 35% and a long-term incentive target of 40%. Mr. Jones’s F.N.B. employment agreement would include non-solicitation covenants effective during employment and for one year post-termination, and other standard terms and conditions. The non-compete covenants in Mr. Jones’s F.N.B. employment agreement will be effective for two years from the date on which the merger is completed.

Post-Closing Employment: Other. As previously disclosed, F.N.B. plans to retain many current employees of Yadkin, including employees serving on the front-line in Yadkin’s branch locations, the vast majority of commercial and mortgage banking professionals, and the following officers who will assume regional leadership roles:

•	Christopher A. Moore, James R. Rose, Jr. and Spence H. Broadhurst, who will remain in their current roles as Regional Presidents of the Greater Triangle (Raleigh-Durham-Chapel Hill), Eastern North Carolina and Piedmont Triad markets, respectively. They will be directly responsible for management and supervision of Corporate Banking Teams in their regions and for integrating F.N.B.’s cross-functional business model and for developing business opportunities in the above-named markets.

•	Christopher W. Kwiatkowski, who will remain in his current role as Director of SBA Lending.

•	William G. Bickett, who will remain in his current role as Director of Builder Finance.

•	Andrea “Andy” Bunn, Regional Banking Executive for Western North Carolina, and David McMullen, Regional Banking Executive for Eastern North Carolina, who will share responsibility for local leadership of F.N.B.’s consumer or retail banking strategy in Yadkin Bank’s existing markets. Ms. Bunn will manage the Piedmont and Charlotte Regions, and Mr. McMullen will manage the Raleigh Triangle and Eastern North Carolina Regions.

•	Mark Patafio, who currently serves as Yadkin’s consumer banking manager, will assume a new role with F.N.B. as Senior Vice President and Senior Sales Manager for Small Business Banking. Mr. Patafio will oversee business development and relationship management for small business clients in North Carolina.

F.N.B. will continue to announce additional details regarding key leadership roles, anticipated organizational structure in the Southeast and terms of employment as the merger progresses.

Future Compensation Actions

In addition to the payments and benefits above, under the terms of the merger agreement, Yadkin may take certain compensation actions prior to the completion of the merger that will affect Yadkin’s executive officers, although determinations related to such actions have not been made as of the date of this joint proxy statement/prospectus and the impact of such actions is not reflected in the amounts estimated above or below unless specifically disclosed. Among other actions, Yadkin may pay bonuses payable for 2016 performance in December of 2016, provided that Yadkin in such case shall exclude such bonuses when determining the amount of severance benefit or change in control severance benefit payable to executives. Furthermore, Yadkin may implement strategies to mitigate the impact of Sections 280G and 4999 of the Internal Revenue Code and related employment agreement provisions, including the acceleration of compensation otherwise potentially payable in a future calendar year and the allocation of amounts to restrictive covenants as reasonable compensation for such purpose.

Indemnification and Insurance

F.N.B. and Yadkin have agreed in the merger agreement that, from and after the effective time of the merger, F.N.B. will indemnify and hold harmless, to the fullest extent provided under applicable law and the articles of incorporation and bylaws of Yadkin, each present and former director and officer of Yadkin or any of its subsidiaries and any individual who serves or served as a director, officer, employee, member, trustee, or fiduciary of another entity at the request of Yadkin or its subsidiaries, against any losses, claims, damages, liabilities, costs and expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or to such person’s service with Yadkin as a director or officer or with another entity as a director, officer, employee, member, trustee or fiduciary at the request of Yadkin or its subsidiaries. F.N.B. has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the directors and officers of Yadkin to be covered by the directors’ and officers’ insurance policy maintained by F.N.B., which shall be a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Yadkin’s policy.

Employee Matters

As soon as administratively practicable, F.N.B. will take all reasonable actions so that employees of Yadkin and its subsidiaries will be entitled to participate in each F.N.B. employee benefit plan of general applicability, such as group health, medical, dental, life and disability plans (with the exception of F.N.B.’s defined benefit pension plan and any other plan frozen to new participants) to the same extent as similarly situated employees of F.N.B. and its subsidiaries. F.N.B. will recognize the length of service credited to each Yadkin employee under the Yadkin employee benefit plans for purposes of determining eligibility to participate in, and vesting of benefits under, such F.N.B. employee benefit plans, unless recognition of the service credit would result in duplication of benefits.

Yadkin Bank 401(k) Plan

The Yadkin Retirement Savings Plan and any other 401(k) plans of Yadkin and its affiliates will be terminated immediately before the merger is completed, and the accounts of all participants and beneficiaries will become fully vested on the date of termination. Employees of Yadkin (including its executive officers) who continue in employment with F.N.B. following the closing of the merger will be eligible to participate in the F.N.B. Progress Savings 401(k) Plan as of the closing date. As of September 16, 2016, none of Yadkin’s executive officers are unvested in any portion of their Yadkin 401(k) plan accounts.

Piedmont Phantom Equity Plan and Related Rabbi Trust

As previously disclosed in Yadkin’s SEC filings, Yadkin has established an irrevocable rabbi trust under a Rabbi Trust Agreement, made as of July 4, 2014, by and between Yadkin and U.S. Bank National Association, to satisfy its obligations under the Piedmont Phantom Equity Plan (“PPEP”) established by Piedmont Community Bank Holdings, Inc. and its obligation to pay contingent consideration to former shareholders of Piedmont who participated in the merger by which Yadkin acquired Piedmont, which was completed in July 2014.

The PPEP had been established by Piedmont to motivate, retain and reward certain current and former employees, officers and directors of Piedmont and its affiliates and subsidiaries by giving them the opportunity to share in the appreciation of the value of Piedmont. Under the plan, a group of key individuals were granted units credited to an account maintained for each participant. Some of the units were subject to vesting on dates specific to each participant. Each participant was entitled to receive the aggregate “Unit Value” of the vested portion of his or her account, to be paid to the participant on the earlier of (i) December 31, 2018, or (ii) a “change of control,” as defined by the plan. Except for Messrs. Abram, Custer, Lerner, Earley and Jones, no other directors or executive officers of Yadkin are participants in the PPEP.

To satisfy its obligations under the PPEP and its obligation to pay the contingent consideration to legacy shareholders of Piedmont, Yadkin issued 856,447 shares of Yadkin voting common stock to the rabbi trust. The shares are to be used by Yadkin first to make distributions and satisfy all obligations under the plan, and then to distribute any remaining shares of Yadkin voting common stock held by the rabbi trust to the legacy holders of Piedmont common stock who participated in the merger by which Yadkin acquired Piedmont. Using the average per-share closing price of Yadkin voting common stock on the first five business days following public announcement of the merger on July 21, 2016, or $25.33, there would be distributions to David Brody having a value of $11,782, Adam Abram having a value of $647,353, Scott Custer having a value of $106,019, Steven Lerner having a value of $20,918 and Steven Jones having a value of $3,927. No other directors or executive officers of Yadkin are legacy holders of Piedmont common stock who would be entitled to contingent consideration.

F.N.B. and Yadkin have agreed their merger will constitute a “change of control” as defined by the PPEP. Immediately before the merger occurs, Yadkin will cause all amounts due to plan participants and, if applicable, their beneficiaries, to be paid in shares of Yadkin voting common stock, and will cause any remaining shares of Yadkin voting common stock held by the rabbi trust, to be distributed to legacy shareholders of Piedmont pursuant to the terms of the Rabbi Trust Agreement. Upon completion of the merger, the shares of voting common stock issued or distributed by Yadkin pursuant to the PPEP and the Rabbi Trust Agreement will be converted into the right to receive an amount of shares of F.N.B. common stock based on the 2.16 exchange ratio, in the same manner as all other shares of Yadkin voting common stock. Using the average per-share closing price of Yadkin voting common stock on the first five business days following public announcement of the merger on July 21, 2016, or $25.33, the distributions to be received by Messrs. Abram and Lerner have values of $2,934,478 and $733,597, respectively. See the tables under “-- Merger Related Compensation for Yadkin’s Named Executive Officers” for information about the distributions that Messrs. Custer, Earley and Jones are expected to receive.

Merger-Related Compensation for Yadkin’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K of the SEC rules regarding the compensation for each named executive officer of Yadkin that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Additional information regarding these payments and benefits is also summarized in the section entitled “—Interests of Yadkin’s Directors and Executive Officers in the Merger” beginning on page 91 of this joint proxy statement/prospectus, which information is incorporated by reference into this section.

The tables below quantify such compensation for each of the named executive officers of Yadkin. Neither Mr. DeMarcus nor Mr. Towell is eligible for any such compensation. Messrs. Custer, Earley, Jones and Shuford are all eligible for such compensation. Each of them is potentially entitled to such benefits under their existing arrangements with Yadkin (accelerated vesting of restricted stock upon and by reason of completion of the merger, and also severance benefits if they experience a qualifying termination of employment following completion of the merger). In addition, Messrs. Custer and Jones will be entitled to other compensation under summaries of terms with F.N.B.

Accordingly, as required by SEC rules, there are two tables set forth below. The first table quantifies only that merger-related compensation that would be provided under the existing Yadkin arrangements, in each case assuming that the merger occurred on September 16, 2016 (the latest practicable date prior to the filing of this joint proxy statement/prospectus) and that each executive experienced a qualifying termination of employment immediately thereafter. Receipt of the severance benefits is conditioned upon the executive complying with a perpetual confidentiality provision and a non-competition covenant that applies for two years after termination of employment and also in part upon a release of claims. The second table quantifies that compensation under the existing Yadkin arrangements together with the additional compensation that would be provided to Messrs. Custer and Jones, assuming they enter into agreements with F.N.B. that are consistent with their summaries of terms with F.N.B. (and, in the case of Mr. Jones, assuming that he experienced a qualifying termination of employment with the combined company immediately following completion of the merger), in each case as more fully described above in “—Interests of Yadkin’s Directors and Executive Officers in the Merger—Separation; Summary of Terms” beginning on page 95 of this joint proxy statement / prospectus (and, in the case of Mr. Jones, subject to compliance with additional restrictive covenants as and to the extent described there).

For Messrs. Earley and Shuford, the information in the second table matches the information in the first table. For Mr. Custer, the information in the second table includes the information in the first table plus, in the Cash column, a $600,000 consulting fee payable over, and for services during, the one-year period following completion of the merger. For Mr. Jones, the information in the second table matches the information in the first table except with regard to the Cash column (as explained in footnote 1 of the second table). Only the first table is subject to the advisory shareholder vote required by 17 C.F.R. § 240.14a-21(c), as described in Proposal No. 2 of Yadkin in this joint proxy statement/prospectus.

The equity values reflected in the tables below are based on restricted stock holdings as of September 16, 2016 and a per-share value of $25.33, which as required by applicable SEC rules is the average per-share closing price of Yadkin common stock on the first five business days following the public announcement of the merger on July 21, 2016.

The amounts indicated below are estimates of amounts that might become payable to the named executive officers and the estimates are based on multiple assumptions that may or may not prove correct. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below. Moreover, the amounts set forth below have not been reduced to reflect assumptions about the effect of golden parachute tax limitations because it is not possible to predict the effect of those limits with certainty.

Golden Parachute Compensation: Yadkin

Name (a)	Cash ($) (b)(1)	Equity ($) (c)(2)	Pension / NQDC ($) (d)(3)	Perquisites/ Benefits ($) (e)(4)	Other ($)(g)(5)	Total($)(h)
Scott M. Custer Chairman of the Board, President and Chief Executive Officer (“Principal Executive Officer”)	$2,202,842	$1,519,800	$2,118,598	$22,275	$106,019	$5,969,534

Terry S. Earley Executive Vice President and Chief Financial Officer (“Principal Financial Officer”)	$1,867,869	$759,900	$861,928	$37,125	0	$3,526,822

Steven W. Jones Executive Vice President and Chief Banking Officer	$1,892,605	$759,900	$1,019,806	$37,125	$3,927	$3,713,363

Edwin H. Shuford Executive Vice President and Chief Credit Officer	$1,090,119	$405,280	0	$37,125	0	$1,532,524

W. Mark DeMarcus(6) Former Executive Vice President and Chief Operating Officer	0	0	0	0	0	0

Joseph H. Towell(7) Former Executive Chairman	0	0	0	0	0	0

(1)	Represents severance payable upon a qualifying termination of employment within one year following (or, in the case of Mr. Custer, either prior to or following) completion of the merger, exclusive of such amounts that are intended to reimburse periodic COBRA coverage premium payments required of the executive (as described in footnote 4 below). A portion of such severance is paid over roughly two years following termination in 52 equal installments (in the aggregate, for Mr. Custer, $1,940,000; for Mr. Earley, $1,160,000; for Mr. Jones, $1,173,333; and for Mr. Shuford, $683,333), and the remainder is payable in a lump sum upon termination.
(2)	Represents the value of restricted stock vesting upon and by reason of completion of the merger without regard to any other event.
(3)

Represents amounts payable under the Piedmont Phantom Equity Plan (the “PPEP”), which was established by the Piedmont Community Bank Holdings, Inc. (“Piedmont”) board of directors and approved by the Piedmont shareholders on January 24, 2014. Pursuant to the VantageSouth/Piedmont acquisition, Yadkin assumed the obligations represented by the PPEP and issued 856,447 shares of Yadkin voting common stock to an irrevocable rabbi trust to assist it in meeting its obligations under the PPEP and the VantageSouth/Piedmont acquisition. Messrs. Custer, Earley and Jones each hold outstanding units pursuant to the terms of the PPEP (in the amounts of 29,924, 12,350 and 14,439 units, respectively) and each will receive distributions of assets by reason of such participation from the PPEP’s affiliated rabbi trust upon and by reason of completion of the merger without regard to any other event.
(4)	Represents the value of reimbursement of COBRA coverage premium payments for 18 months following a qualifying termination of employment.
(5)	Represents amounts payable upon distribution of remaining shares of Yadkin voting common stock held by the rabbi trust (following Yadkin’s satisfaction of all obligations under the PPEP to plan participants) to the legacy holders of Piedmont common stock who participated in the merger by which Yadkin acquired Piedmont.
(6)	Mr. DeMarcus left Yadkin on January 31, 2016. Pursuant to that certain Confidential Severance Agreement and Release of Claims between him and Yadkin Bank dated January 31, 2016, Mr. DeMarcus has received or is scheduled to receive certain separation payments in full and complete satisfaction of Yadkin’s obligations under his employment agreement.
(7)	Mr. Towell served as Executive Chairman (an officer position) from January 1, 2015 to June 30, 2015. Effective since July 1, 2015, he has served as a non-employee director and Chairman of the Yadkin board. Pursuant to that certain Severance Agreement and Release of Claims between him and Yadkin Bank dated June 29, 2015, Mr. Towell has received certain separation payments in full and complete satisfaction of Yadkin’s obligations under his employment agreement.

Golden Parachute Compensation: Yadkin and F.N.B.

Name (a)	Cash ($) (b)(1)	Equity ($)(c)	Pension / NQDC ($)(d)	Perquisites/ Benefits ($)(e)	Other ($)(g)	Total($)(h)
Scott M. Custer Chairman of the Board, President and Chief Executive Officer (“Principal Executive Officer”)	$2,802,842	$1,519,800	$2,118,598	$22,275	$106,019	$6,569,534

Terry S. Earley Executive Vice President and Chief Financial Officer (“Principal Financial Officer”)	$1,867,869	$759,900	$861,928	$37,125	0	$3,526,822

Steven W. Jones Executive Vice President and Chief Banking Officer	$2,770,105	$759,900	$1,019,806	$37,125	$3,927	$4,590,863

Edwin H. Shuford Executive Vice President and Chief Credit Officer	$1,090,119	$405,280	0	$37,125	0	$1,532,524

W. Mark DeMarcus Former Executive Vice President and Chief Operating Officer	0	0	0	0	0	0

Joseph H. Towell Former Executive Chairman	0	0	0	0	0	0

(1)

For Mr. Custer, this includes $600,000 payable pursuant to a consulting agreement, but does not reflect any compensation he may receive as a director of F.N.B. because his director compensation will be credited against the $600,000 consulting fee. For Mr. Jones, represents (i) an aggregate cash payment of $1,892,605 due solely by reason of completion of the merger (which equals the amount of cash severance that would have been paid under his existing employment agreement with Yadkin had that agreement continued in effect and had he experienced a qualifying termination of employment following completion of the merger), with $1,173,333 of such amount paid over approximately two years following completion of the merger in 52 equal installments and the remainder paid in a lump sum upon completion of the merger and (ii) potential cash severance in an aggregate amount of $877,500, which would become payable only upon a qualifying termination of employment with the combined company following completion of the merger pursuant to the summary proposal from F.N.B. The definitive terms of such severance payment to Mr. Jones have not yet been finalized. The table does not reflect any other amounts (for instance, salary and bonus amounts) that would be payable to Mr. Jones pursuant to the summary proposal from F.N.B. in respect of services rendered by Mr. Jones to the combined company as an employee following completion of the merger.

Regulatory Approvals Required for the Merger and the Bank Merger

Completion of the merger between F.N.B. and Yadkin and the merger between First National Bank of Pennsylvania and Yadkin Bank are each subject to several federal and state regulatory agency filings and approvals. The merger and the bank merger cannot be completed unless and until F.N.B. and Yadkin, on the one hand, and First National Bank of Pennsylvania and Yadkin Bank, on the other hand, have received all necessary prior approvals, waivers or exemptions from the applicable bank regulatory authorities and any applicable waiting periods have expired. We cannot predict whether or when F.N.B. and Yadkin and their bank subsidiaries will obtain the required regulatory approvals, waivers or exemptions necessary for the merger of Yadkin with and into F.N.B. and the merger of Yadkin Bank with and into First National Bank of Pennsylvania.

Federal Reserve Board. F.N.B. is registered as a financial holding company and bank holding company under the BHC Act. Yadkin is a registered bank holding company under the BHC Act. As a result, the merger of Yadkin with and into F.N.B. is subject to prior approval of the Federal Reserve Board under the BHC Act, unless an exemption from the prior approval requirement is available. Because F.N.B. does not plan to seek such an exemption, Federal Reserve Board approval of the merger will need to be obtained. F.N.B. filed its application for approval of the merger with the Federal Reserve Board on September 15, 2016 pursuant to Section 3(a)(3) of the BHC Act, seeking prior approval of the Federal Reserve Board for F.N.B. to acquire Yadkin and thereby indirectly acquire Yadkin Bank. Under the applicable statutes, the Federal Reserve Board will decline to approve the merger if:

•	it would result in a monopoly;

•	it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

•	it could have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transactions are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

In addition, in reviewing a merger under the applicable statutes, the Federal Reserve Board will consider a number of factors, including, but not limited to: the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) of the companies and any subsidiary banks; the future prospects of the combined organization; the convenience and needs of the communities to be served, including the company’s performance under applicable Community Reinvestment Act and fair lending standards; the records of the companies in combating money laundering; the capital adequacy of the combined company after completion of the merger; and the extent to which a proposed acquisition, merger or consolidation would result in greater or more concentrated risks to the stability of the United States banking or financial system. As part of, or in addition to, consideration of these factors, Yadkin and F.N.B. anticipate that the Federal Reserve Board will consider the regulatory status of each company and their respective bank subsidiaries, current and projected economic conditions in the areas of the United States where Yadkin and F.N.B. operate, and the capital and safety soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”), the Federal Reserve Board must take into account the record of performance of each of F.N.B. and Yadkin in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods served by both companies and their respective bank subsidiaries. Both Yadkin and F.N.B. have a “Satisfactory” CRA rating with their regulators. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceedings if it determines that would be appropriate.

Mergers approved by the Federal Reserve Board under Section 3 of the BHC Act, with certain exceptions, may not be consummated until 30 days after that approval. During that 30-day period, the United States Department of Justice may challenge the merger on antitrust grounds and/or seek divestiture of certain assets and liabilities. Subject to approval of the Federal Reserve Board and the United States Department of Justice, the waiting period may be reduced to no fewer than 15 days.

Office of the Comptroller of the Currency. The merger of Yadkin Bank with and into First National Bank of Pennsylvania is subject to the prior approval of the Office of the Comptroller of the Currency under the Bank Merger Act. First National Bank of Pennsylvania and Yadkin Bank filed their Bank Merger Act Application for approval of the bank merger with the Office of the Comptroller of the Currency on September 15, 2016. In reviewing applications under the Bank Merger Act, the Office of the Comptroller of the Currency must consider, among other factors: the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions; the convenience and needs of the communities to be served; safety and soundness considerations; the capital adequacy of the combined bank after the merger; and the effectiveness of both institutions in combating money laundering; and the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. In addition, the Office of the Comptroller of the Currency may not approve a merger:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States;

•	if the effect of the merger in any section of the country may be substantially to lessen competition or tend to create a monopoly; or

•	if the merger would in any other manner be a restraint of trade unless the Office of the Comptroller of the Currency finds that the anticompetitive effects of the merger are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

Under the Community Reinvestment Act of 1977, the Office of the Comptroller of the Currency must also take into account the records of performance of Yadkin Bank and First National Bank of Pennsylvania in meeting the credit needs of their respective markets, including low and moderate income neighborhoods served by each institution and the bank’s credit practices under the federal fair lending laws. As part of the merger review process, the Office of the Comptroller of the Currency may receive comments and protests from community groups and others. Yadkin Bank and First National Bank of Pennsylvania each received a “Satisfactory” rating in their most recent CRA evaluations.

The Office of the Comptroller of the Currency is also authorized to, but generally does not, hold a public hearing or meeting in connection with an application under the Bank Merger Act. A decision by the Office of the Comptroller of the Currency that such a hearing or meeting would be appropriate regarding any application could prolong the period during which the application is subject to review.

Mergers approved by the Office of the Comptroller of the Currency under the Bank Merger Act, with certain exceptions, may not be consummated until 30 days after the date of approval, during which time the U.S. Department of Justice may challenge the merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With approval of the Office of the Comptroller of the Currency and the Department of Justice, that waiting period may be, and customarily is, reduced to no less than 15 days. There can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, that the result of that challenge will be favorable to F.N.B. and Yadkin.

North Carolina Commissioner of Banks. The merger of Yadkin with and into F.N.B. is subject to the prior approval of the North Carolina Commissioner of Banks under the applicable North Carolina banking laws relating to business combinations involving the holding company of a North Carolina-chartered bank. Generally, in determining whether to approve the merger, the North Carolina Commissioner of Banks considers the same factors that are considered by the Federal Reserve Board and the Office of the Comptroller of the Currency. F.N.B. submitted its application for approval of the business combination between F.N.B. and Yadkin with the North Carolina Commissioner of Banks on September 21, 2016.

Other Regulatory Submissions or Approvals. Notices and/or applications requesting approval may be submitted to other federal and state regulatory authorities and self-regulatory organizations.

There can be no assurance that the regulatory authorities described above will approve the merger of Yadkin with and into F.N.B. or the bank merger, and even if those mergers are approved, there can be no assurance as to the date on which the approvals will be received. The mergers cannot proceed unless all required regulatory approvals have been received. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement.”

The approval of a merger application by a regulatory authority only means that the regulatory criteria for approval have been satisfied. The process of obtaining regulatory approval would not include a review of the adequacy of the merger consideration. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Public Trading Markets

F.N.B. common stock is listed on the NYSE under the symbol “FNB.” Yadkin voting common stock is traded on the NYSE under the symbol “YDKN.” Yadkin non-voting common stock is not listed on any national securities exchange, such as NYSE or NASDAQ. Upon completion of the merger, Yadkin voting common stock will cease to be traded on the NYSE, and F.N.B. as the surviving company in the merger will cause Yadkin’s voting common stock and non-voting common stock to be deregistered under the Exchange Act. F.N.B. will list the F.N.B. common stock issuable pursuant to the merger agreement on the NYSE upon receipt of NYSE approval and subject to official notice of issuance.

As reported on the NYSE, the closing price per share of F.N.B. common stock on July 20, 2016 was $13.20. As reported by the NYSE, the closing price per share of Yadkin voting common stock on July 20, 2016 was $25.95. Based on the F.N.B. closing price per share on the NYSE and the exchange ratio, the pro forma equivalent per share value of Yadkin voting common stock was $28.51 on that date. On October 12, 2016, the last practicable day before we printed and mailed this joint proxy statement/prospectus, the closing price per share of F.N.B. common stock on the NYSE was $12.50, resulting in a pro forma equivalent per share value of Yadkin voting common stock of $27.00 as of that date. On October 12, 2016, the closing price per share of Yadkin voting common stock on NYSE was $26.65.

Delisting and Deregistration of Yadkin Voting Common Stock Following the Merger

If the merger is completed, Yadkin voting common stock will be delisted from NYSE and deregistered under the Exchange Act.

No Dissenters’ Rights or Appraisal Rights

Dissenters’ rights or appraisal rights will not be available to Yadkin shareholders or F.N.B. shareholders in connection with the merger for the reasons given in the paragraphs below. In general, if dissenters’ or appraisal rights were available, a shareholder who opposed the merger and complied with the procedures set forth under the applicable law would be entitled to obtain an appraisal of the fair cash value of his or her shares and require the company to purchase those shares at the price established by the appraisal.

Yadkin Shares. Under the North Carolina Business Corporation Act, which is the law under which Yadkin is incorporated, holders of Yadkin voting common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger if, on the Yadkin record date, Yadkin voting common stock and F.N.B. common stock are each listed on a national securities exchange. Yadkin voting common stock and F.N.B. common stock are currently listed on the NYSE, a national securities exchange, and were both so listed on the Yadkin record date. Accordingly, holders of Yadkin voting common stock are not expected to be entitled to any appraisal rights or dissenters’ rights in connection with the merger. There were no shares of Yadkin non-voting common stock outstanding on the Yadkin record date.

F.N.B. Shares. Under the Pennsylvania Business Corporation Law and the Pennsylvania Entity Transactions Law, which are the statutory corporation laws under which F.N.B. is incorporated, F.N.B. shareholders are not entitled to dissenters’ rights if those laws would allow the merger agreement to be adopted without shareholder approval, or if the shares of the corporation are listed on a national securities exchange. The Pennsylvania Entity Transactions Law permits a merger agreement to be adopted by a corporation without shareholder approval if: (1) the surviving entity is a Pennsylvania corporation which will have articles of incorporation that are identical (except for certain minor amendments) to the articles of incorporation of the corporation for which shareholder approval is not required; (2) each share of the corporation outstanding prior to the transaction will continue as or be converted into an identical share of the surviving entity; and (3) the plan of merger provides that immediately after the transaction, the shareholders of the corporation will hold in the aggregate sufficient shares of the surviving entity to cast at least a majority of the votes entitled to be cast for the election of directors. Additionally, because F.N.B. common stock was listed on the NYSE, a national securities exchange, on the record date, holders of F.N.B. common stock will not be entitled to dissenters’ rights in connection with the merger.

Litigation Relating to the Merger

In connection with the proposed merger with F.N.B., the Yadkin board of directors has received a letter from an attorney representing a purported shareholder of Yadkin, demanding that the Yadkin board immediately investigate and commence legal action for remedial and other relief against the directors of Yadkin and F.N.B. The purported shareholder claims that the members of Yadkin’s board breached their fiduciary duties and that F.N.B. aided and abetted their breach, alleging that the merger consideration is inadequate, the deal protection devices in the merger agreement are unreasonable and the members of the Yadkin board were not disinterested or independent.

On September 1, 2016, the shareholder filed a lawsuit in the Superior Court of the State of North Carolina, Wake County, against members of the Yadkin board, F.N.B. and Yadkin. The lawsuit, which is captioned Moss v. Towell, et al., Case No. 16-CVS-11038, purports to allege class claims on behalf of all Yadkin shareholders and derivative claims on behalf of Yadkin and includes the allegations set forth in the demand letter. The lawsuit seeks, among other remedies, to enjoin the merger or, in the event the merger is completed, rescission of the merger or rescissory damages; to direct defendants to account for unspecified damages; and costs of the lawsuit, including attorneys’ and experts’ fees.

THE MERGER AGREEMENT

The following section is a summary of the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which we include as Appendix A to this joint proxy statement/prospectus and incorporate by reference in this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. We encourage you to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

This summary and the copy of the merger agreement attached to this document as Appendix A are included solely to provide investors with information regarding the terms of the merger agreement. The merger agreement contains representations and warranties by F.N.B. and Yadkin, which were made to the other contracting party only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. For the foregoing reasons, the representations, warranties and covenants, and any descriptions of those provisions, should not be read alone. They should be read in conjunction with the other information contained in the reports, statements and filings that F.N.B. and Yadkin publicly file with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” on page 143. F.N.B. and Yadkin will provide additional disclosure in their respective public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by the federal securities laws.

The Merger

The merger agreement provides for the merger of Yadkin with and into F.N.B. The parties will take the necessary steps to complete the merger once the conditions in the merger agreement are satisfied. Upon completion of the merger, F.N.B. will be the surviving corporation and the separate corporate existence of Yadkin will cease.

The merger agreement provides that F.N.B. may at any time change the structure of the merger, unless the change would do any of the following:

•	alter or change the amount or kind of merger consideration to be provided to the Yadkin common shareholders, or the treatment of the Yadkin common stock or Yadkin equity awards provided for in the merger agreement,

•	adversely affect the U.S. federal income tax consequences to Yadkin common shareholders or to either party in the merger, or

•	be reasonably likely to impede or delay consummation of the merger.

The Bank Merger

As soon as practicable after the merger of Yadkin into F.N.B. is completed, Yadkin Bank will merge with and into First National Bank of Pennsylvania. First National Bank of Pennsylvania will be the surviving entity in the merger and continue its existence as a national bank, and Yadkin Bank’s separate existence will cease.

Treatment of Yadkin Common Stock

At the time F.N.B. and Yadkin entered into the merger agreement, Yadkin had two classes of common stock outstanding: the voting common stock and the non-voting common stock. The merger consideration payable by F.N.B. in exchange for each class of common stock is described below. However, as of August 19, 2016, all outstanding shares of Yadkin non-voting common stock have converted into an equivalent number of shares of Yadkin voting common stock, pursuant to the articles of incorporation of Yadkin. Consequently, no shares of Yadkin non-voting common stock remain outstanding.

Voting Common Stock. At the time the merger is completed, each share of Yadkin voting common stock that was issued and outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive 2.16 shares of F.N.B. common stock, which we refer to as the “exchange ratio.” In other words, each Yadkin shareholder will have the right to receive 2.16 shares of F.N.B. common stock in exchange for each share of Yadkin voting common stock that he or she owns.

Non-Voting Common Stock. At the time the merger is completed, each share of Yadkin non-voting common stock that was issued and outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive, at the election of the shareholder, either 2.16 shares of F.N.B. common stock in exchange for each share of Yadkin non-voting common stock that he or she owns, or an amount in cash, rounded up to the nearest $0.01, equal to the average closing price of F.N.B. common stock as reported by the New York Stock Exchange over the 20 consecutive trading days ending on and including the fifth trading day prior to the closing date of the merger, multiplied by the 2.16 exchange ratio.

Treasury Shares. Any shares of Yadkin voting common stock or non-voting common stock that Yadkin holds as treasury shares and any shares of Yadkin voting common stock or non-voting common stock held by F.N.B., its subsidiaries or Yadkin’s subsidiaries (other than shares held in a fiduciary capacity or as a result of debts previously contracted) will not be converted into merger consideration and will be cancelled without receipt of any consideration.

If F.N.B. makes a change in its capitalization before the merger is completed, then F.N.B. will make proportionate adjustments to the exchange ratio (and, if applicable, the average closing price used to determine the cash amount which holders of Yadkin non-voting common stock may elect to receive as merger consideration) to give Yadkin shareholders the same economic effect as contemplated by the merger agreement prior to such change. Examples of changes in the capitalization of F.N.B. that would trigger an adjustment are:

•	a stock dividend or distribution on F.N.B. common stock with a record date prior to the effective time of the merger;

•	stock splits and reverse stock splits involving F.N.B. common stock; and

•	a distribution (other than the regular quarterly cash dividend) made on F.N.B. common stock or a security that is convertible into F.N.B. capital stock.

F.N.B. will not issue any fractional shares of F.N.B. common stock in the merger. For each fractional share that Yadkin shareholders would otherwise have the right to receive, F.N.B. will pay an amount in cash, without interest, rounded to the nearest cent, that will be calculated by multiplying (1) the fractional share issuable to that shareholder and (2) the average closing price of F.N.B. common stock for the 20 consecutive trading-day period ending on and including the fifth trading day prior to the closing date of the merger. Yadkin shareholders will not have the right to receive dividends or other rights with respect to those fractional shares.

Treatment of Yadkin Equity Awards

Stock Options. Upon completion of the merger, each outstanding option to purchase shares of Yadkin common stock pursuant to Yadkin’s equity-based compensation plans will be assumed by F.N.B. and automatically converted into an option to purchase a number of whole shares of F.N.B. common stock equal to the number of shares Yadkin common stock underlying the stock option immediately prior to the merger multiplied by 2.16 (rounded down to the nearest whole share). A corresponding adjustment will be made to the exercise price of the stock option by dividing the exercise price as in effect immediately prior to the merger by 2.16 (rounded up to the nearest whole cent). The resulting stock option will otherwise have the same terms and conditions that were in effect immediately before completion of the merger. As of the date of this joint proxy statement/prospectus, all outstanding options to purchase shares of Yadkin common stock held by Yadkin’s employees have vested and become exercisable independent of and without regard to the merger.

Restricted Stock Awards. Upon completion of the merger, each outstanding Yadkin restricted stock award will become fully-vested and will be converted into the right to receive, without interest, the same merger consideration as the Yadkin voting common stock (i.e., the shares of Yadkin voting common stock subject to the restricted stock award will be converted into merger consideration in the same manner as the Yadkin voting common stock).

Piedmont Phantom Equity Plan

F.N.B. and Yadkin have agreed the merger constitutes a “Change of Control” as defined in the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan. Immediately before the merger occurs, Yadkin will cause all amounts due to plan participants and, if applicable, their beneficiaries, to be paid in shares of Yadkin voting common stock, and will cause any remaining shares of Yadkin voting common stock held by the Rabbi Trust established under the related Rabbi Trust Agreement, made as of July 4, 2014, by and between Yadkin and U.S. Bank National Association, to be distributed to legacy stockholders of Piedmont Community Bank Holdings, Inc. pursuant to the terms of the Rabbi Trust Agreement. The Rabbi Trust holds a total of 856,447 shares of Yadkin voting common stock. Upon completion of the merger, the shares of voting common stock issued or distributed by Yadkin pursuant to the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan and the Rabbi Trust Agreement will be converted into the right to receive an amount of shares of F.N.B. common stock based on the 2.16 exchange ratio, in the same manner as all other shares of Yadkin voting common stock.

Effect of Merger on F.N.B. Stock

The merger will have no effect on F.N.B.’s capital stock. Each share of F.N.B. capital stock that was issued and outstanding immediately before the merger will remain issued and outstanding after the merger is completed.

Articles of Incorporation and Bylaws of the Surviving Corporation

The F.N.B. articles of incorporation and the F.N.B. bylaws as in effect immediately prior to the completion of the merger will be the articles of incorporation and the bylaws of the surviving corporation.

Board of Directors and Executive Officers of the Surviving Corporation

At the time the merger is completed, F.N.B. will increase the size of its board of directors by one and appoint one current Yadkin director, who will be selected by F.N.B. in consultation with Yadkin, to the F.N.B. board of directors. The board of directors of the surviving corporation will consist of the F.N.B. board of directors as increased to include the appointed Yadkin director. F.N.B. agreed to nominate the appointed Yadkin director for re-election at the first annual meeting of F.N.B. shareholders that occurs after completion of the merger, and to solicit proxies in his or her favor in the same manner in which F.N.B. solicits proxies for all of its other director nominees. Additionally, the same Yadkin director who is appointed to the F.N.B. board of directors will also join the board of directors of First National Bank of Pennsylvania. The persons who are the executive officers of F.N.B. immediately before the merger will continue as the executive officers of the surviving corporation.

Closing and Effective Time of the Merger

The closing of the merger will take place within five business days after all of the closing conditions specified in the merger agreement have been satisfied or waived, other than those conditions which by their nature must be satisfied at the closing; however, the parties may agree in writing to hold the closing of the merger on another date. The merger will become effective at the time specified by F.N.B. and Yadkin in the articles of merger they file with the office of the secretary of state in the respective states in which they are incorporated.

Exchange and Payment Procedures

At or as promptly as practicable after the merger is completed, F.N.B. will deposit the merger consideration with its exchange agent, Computershare Trust Company, N.A. Specifically, the deposit will consist of:

•	book entry shares representing the shares of F.N.B. common stock issuable in exchange for the shares of Yadkin voting common stock and non-voting common stock (if any) which will be cancelled in the merger;

•	cash consideration payable in exchange for shares of Yadkin non-voting common stock (if any) which will be cancelled in the merger;

•	cash in an amount equal to any dividends or distributions which are payable to Yadkin shareholders under the merger agreement; and

•	cash to be paid to Yadkin shareholders in lieu of fractional shares of F.N.B. common stock.

As soon as practicable after the merger is completed, but in no event later than five business days after the merger is completed, the exchange agent will mail each holder of record of Yadkin common stock a letter of transmittal which will contain instructions for surrendering their stock certificates. Each holder of a Yadkin stock certificate, who surrenders his or her stock certificates to the exchange agent together with properly signed transmittal materials, will be entitled to receive, for each share of Yadkin common stock he or she holds:

•	2.16 shares of F.N.B. common stock in book entry form;

•	cash in lieu of any fractional shares of F.N.B. common stock to which the holder would otherwise be entitled; and

•	any cash dividends which are payable to former Yadkin shareholders according to the merger agreement.

F.N.B. will have no obligation to issue any merger consideration or cash consideration or any cash in lieu of fractional shares or any declared but unpaid dividends to former Yadkin shareholders until the former Yadkin shareholder has surrendered the stock certificates representing his or her shares of Yadkin common stock with properly signed transmittal materials to the exchange agent.

If a Yadkin stock certificate has been lost, stolen or destroyed, the exchange agent will issue the F.N.B. common stock payable under the merger agreement to the shareholder upon receipt of an affidavit by the shareholder regarding the loss of his or her stock certificate. F.N.B. or the exchange agent may require the shareholder to post a bond in a reasonable amount as indemnity against any claim that may be made against F.N.B. or the exchange agent with respect to the shareholder’s lost, stolen or destroyed Yadkin stock certificate.

Former Yadkin shareholders may exchange their Yadkin stock certificates through the exchange agent for up to 12 months after the completion of the merger. At the end of that period, the exchange agent will return any remaining F.N.B. shares and cash to F.N.B., and former Yadkin shareholders who did not previously exchange their Yadkin stock certificates for the merger consideration must apply to F.N.B. for payment of the merger consideration. Neither Yadkin nor F.N.B. will be liable to any former holder of Yadkin voting common stock or non-voting common stock for any merger consideration that is paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

The exchange agent (or, 12 months after the completion of the merger, F.N.B.) is entitled to deduct and withhold from any cash amounts payable to any holder of Yadkin common stock or Yadkin equity award the amounts that the exchange agent or F.N.B. is required to deduct and withhold under the Code or any state, local or foreign tax law or regulation. Any amounts that F.N.B. or the exchange agent withholds will be treated as having been paid to the holder of the Yadkin common stock or the Yadkin equity award.

Once the merger is completed, no transfers on the stock transfer books of Yadkin will be permitted other than to settle transfers of shares of Yadkin common stock that occurred prior to the effective time of the merger.

Dividends and Distributions

Upon surrender of their Yadkin stock certificates to the exchange agent, former Yadkin shareholders will be paid, without interest:

•	any dividends or distributions that were declared by Yadkin on its common stock after July 20, 2016 with a record date prior to the date on which the merger was completed, and that remained unpaid at the time the merger was completed; and

•	any dividends or distributions that were declared on the F.N.B. common stock with a record date after the date on which the merger was completed, and that became payable before the date of surrender.

While the merger is pending, Yadkin may continue to pay quarterly dividends on its common stock at a rate not in excess of $0.10 per share. Yadkin agreed to coordinate its declarations of dividends and the related record dates and payments dates with F.N.B.’s declarations of dividends and related record dates and payment dates, so that Yadkin shareholders will not receive two dividends, or fail to receive a dividend, in any quarter with respect to their shares of Yadkin common stock and the shares of F.N.B. common stock which they receive upon completion of the merger.

Representations and Warranties

The merger agreement contains generally reciprocal and customary representations and warranties of F.N.B. and Yadkin relating to their respective businesses. The representations and warranties of Yadkin and F.N.B. are subject, in some cases, to exceptions and qualifications contained in the merger agreement and the matters contained in the disclosure schedules that Yadkin and F.N.B. delivered to each other at the time they entered into the merger agreement. The representations and warranties in the merger agreement only remain in effect until the merger is completed.

A summary of the matters which each of Yadkin and F.N.B. covered in its representations and warranties is provided below.

•	corporate matters, such as its organization and existence, its corporate power and authority to conduct their businesses, and its subsidiaries;

•	its capitalization;

•	its corporate power and authority to enter into and perform the merger agreement;

•	that entering into the merger agreement and completing the merger will not cause a violation of its organizational documents or applicable laws, a breach of contract or acceleration of indebtedness;

•	the governmental filings and consents, authorizations, approvals and exemptions that are required to be completed or obtained in order to enter into the merger agreement and complete the merger;

•	reports filed with bank regulatory authorities and other regulatory entities;

•	its filings with the SEC, the conformity of its financial statements with U.S. generally accepted accounting principles, and the maintenance of its books and records and its subsidiaries’ books and records in accordance with applicable legal and accounting requirements;

•	any investment bankers’ fees which it is required to pay in connection with the merger;

•	the general manner in which its businesses are conducted, and the absence of any material adverse effect (as defined below) affecting it or its subsidiaries;

•	legal proceedings;

•	tax matters;

•	the absence of any facts that could reasonably be expected to prevent the merger from being treated as a reorganization for tax purposes;

•	employee benefit plans;

•	compliance with applicable laws and the listing and corporate governance requirements of the NYSE;

•	the absence of any material breach or default under its contracts;

•	regulatory matters, including those under the purview of the Federal Reserve Board, the Federal Deposit Insurance Corporation and its primary banking regulator;

•	the absence of any unresolved violation that could be reasonably likely to prevent or materially delay the receipt of the regulatory approvals needed to complete the merger;

•	undisclosed liabilities;

•	environmental liabilities;

•	the loans, delinquent loans and nonperforming and classified loans and investments and other assets which are reflected on its books and records;

•	allowances for loan losses;

•	insurance coverages;

•	its investment securities;

•	its intellectual property and computer systems and equipment;

•	its fiduciary accounts.

Yadkin made additional representations and warranties regarding:

•	its employees;

•	the real property it owns or leases;

•	the receipt of an opinion from its financial advisor;

•	the non-applicability of state anti-takeover laws;

•	the absence of dissenters’ or appraisal rights; and

•	the contracts through which Yadkin Bank obtains material data processing, ATM and other information technology services

F.N.B. made additional representations and warranties regarding ownership of shares of Yadkin common stock by F.N.B. and its affiliates or associates (as those terms are defined under the Exchange Act) and the non-applicability of provisions relating to “interested shareholders” under the North Carolina Business Corporation Act.

Certain representations and warranties of F.N.B. and Yadkin are qualified as to “materiality” or “material adverse effect.” A “material adverse effect,” when used in reference to F.N.B. or Yadkin, means any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects (1) is materially adverse to the business, results of operations or financial condition of that party and its subsidiaries taken as a whole, or (2) materially delays or impairs the ability of that party to complete the transactions contemplated by the merger agreement, including the merger, on a timely basis.

In determining whether a material adverse effect has occurred with respect to the business, results of operations or financial condition of a party and its subsidiaries, the parties will disregard any effects resulting from:

•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally;

•	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability, or their interpretation by courts or any governmental entity;

•	actions or omissions taken by either party at the request of, or with the prior written consent of, the other party or which are required under the merger agreement;

•	changes, events or developments, after the date of the merger agreement, in the regional, national or world economy or financial or securities markets generally, changes, events or developments, after the date of the merger agreement, in general economic conditions, or other changes, events or developments, after the date of the merger agreement, that affect banks or savings associations or their holding companies generally, except to the extent such change has a materially disproportionate adverse effect on that party relative to other similarly situated participants in the same markets or industries;

•	the completion or public disclosure of the transactions contemplated by the merger agreement, such as the merger, including the resignation of employees, or any impact on the business, customer relations, condition or results of operations of that party which result from the completion or public disclosure of those transactions;

•	any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any associated armed hostilities, and any national or international calamity, disaster or emergency;

•	any changes in interest rates or foreign currency rates;

•	any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which challenges, seeks to prevent, enjoins, alters or delays, or seeks damages as a result of, or in relation to, the transactions contemplated by the merger agreement, such as the merger;

•	any failure by a party to meet any published (whether by that party or a third party research analyst) or internally prepared estimates of revenues or earnings;

•	a decline in the price, or a change in the trading volume of, a party’s common stock on NYSE; and

•	any matter which a party already disclosed in reasonable detail in the disclosure schedules it delivered to the other party at the time they entered into the merger agreement or which a party has disclosed as historical fact in its SEC filings, as long as the disclosed matter has not worsened in a materially adverse manner.

Conduct of Business While the Merger is Pending

F.N.B. and Yadkin agreed that none of the provisions in the merger agreement is intended to give either party the right to control or direct the operations of the other party, whether directly or indirectly, before the merger is completed. Until the merger is completed, each party will exercise complete control and supervision over its own operations and those of its subsidiaries.

F.N.B. and Yadkin agreed to generally customary covenants that place restrictions on them and their respective subsidiaries until the merger is completed. For example, F.N.B. and Yadkin each agreed to:

•	continue to conduct its business and that of its subsidiaries in the same manner in which it has ordinarily been conducted in the past;

•	use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and other key employees; and

•	refrain from taking any action that would reasonably be likely to prevent or materially impede or delay either party’s ability to obtain the regulatory and other approvals needed to complete the merger, to perform its covenants and agreements under the merger agreement, or otherwise to complete the merger.

Yadkin also agreed to provide F.N.B. with regular updates and certain other information about its lending operations.

Yadkin further agreed that Yadkin and its subsidiaries would refrain from taking certain actions while the merger is pending, unless permitted by the merger agreement or F.N.B. has consented in advance (such consent not to be unreasonably withheld, conditioned or delayed). For example, Yadkin and its subsidiaries will not:

•	declare, set aside or pay any dividends or make any other distributions on any shares of the capital stock of Yadkin, except for (1) regular quarterly cash dividends on Yadkin common stock not in excess of $0.10 per share, or (2) dividends and distributions from a subsidiary of Yadkin to either Yadkin or a wholly-owned subsidiary of Yadkin;

•	split, combine or reclassify any capital stock, or issue, or authorize the issuance of, any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock of Yadkin, except upon exercise of outstanding stock options in accordance with existing terms;

•	purchase, redeem or otherwise acquire any shares of capital stock or securities of Yadkin or any Yadkin subsidiaries, or any rights, warrants or options to acquire those securities (except to satisfy withholding tax obligations upon settlement of any restricted stock award or exercise of any stock option);

•	grant any stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards or other equity or equity-based awards with respect to Yadkin common stock, except as required by an existing contract, plan or arrangement or policy;

•	grant any person or entity any right to acquire any shares of the capital stock of Yadkin or issue any additional shares of capital stock or any other securities, except for issuance of shares of its common stock upon exercise of stock options;

•	amend its articles of incorporation or bylaws or the comparable organizational documents of its subsidiaries;

•	acquire, or agree to acquire any business or entity or assets, except that Yadkin may continue to acquire assets through foreclosure or, if the acquisitions do not exceed $1,000,000 in the aggregate, in the ordinary course of its business;

•	open, acquire, close or sell any bank branches, except for branches previously identified to F.N.B.;

•	sell, mortgage, or otherwise encumber or dispose of Yadkin’s properties or assets to a person or entity that is not a wholly-owned Yadkin subsidiary (except in the case of certain properties previously identified to F.N.B.), or cancel, release or assign any indebtedness to that person or entity or a claim held by that person or entity, unless the transaction occurs in the ordinary course of Yadkin’s business and does not exceed $500,000 individually or $1,000,000 in the aggregate;

•	borrow money, issue debt securities or assume or guarantee the obligations of any person or entity (other than Yadkin’s or its subsidiaries’ obligations), except for certain types of transactions which are generally made in the ordinary course of business;

•	make any capital contributions to, or investments in entities other than Yadkin’s own wholly-owned subsidiaries;

•	change in any material respect Yadkin’s accounting methods, except to conform to changes in tax law, U.S. generally accepted accounting principles or regulatory accounting principles or as required by its independent auditors or regulatory agencies;

•	change in any material respect Yadkin’s underwriting, operating, investment, risk management or other similar policies, procedures or practices, except as required by such policies, applicable law, or policies imposed by regulatory agencies and governmental entities;

•	make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or surrender any right to a refund of a material amount of taxes;

•	terminate or waive any material provision of any material contract or obligation, or enter into or renew a material contract or obligation;

•	incur any capital expenditure in excess of $250,000 individually or $500,000 in the aggregate;

•	except as required by agreements in effect on July 20, 2016, alter or make a commitment to alter in any material respect any material interest of Yadkin in an entity that is not a Yadkin subsidiary, unless Yadkin’s interest arises from a foreclosure or troubled loan or debt restructuring in the ordinary course of business and consistent with past practice;

•	enter into a material agreement, or a material modification of an existing agreement, with any regulatory agency in respect of Yadkin’s or its subsidiaries’ businesses, except as required by law based on advice of Yadkin’s legal advisors;

•	pay, discharge or settle any claim, action, litigation, arbitration, proceeding or investigation for an amount in excess of $200,000 individually or $500,000 in the aggregate;

•	issue a broadly distributed communication to its employees which relates to the merger or the conversion of the former NewBridge Bancorp data systems;

•	take any action or knowingly fail to take any action that would be reasonably likely to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	make certain loans which exceed specified dollar thresholds and have the characteristics described in the merger agreement, if Yadkin Bank receives an objection from F.N.B. within three business days after the bank notified F.N.B. of the proposed loan;

•	other than in the ordinary course and consistent with past practice and except for loans that were approved for origination, participation or purchase prior to July 20, 2016, originate, participate or purchase any new loan that is serviced by a third party, or is outside of the states identified in the merger agreement;

•	enter into, amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Yadkin or its subsidiaries, or grant any wage or salary increase or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any Yadkin deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, including phantom units, except as required under the terms of any Yadkin benefit plan or employment agreement in existence as of July 20, 2016, or otherwise permitted by the merger agreement, or under certain circumstances specified by the parties, such as the following:

•	Yadkin may, in the ordinary course of business and consistent with past practice, give merit or promotion-based increases to employees who would normally be eligible for a merit or promotion-based increase during the period from July 20, 2016 through the closing date of the merger, as long as the aggregate amount of the increases does not exceed 2.5%;

•	Yadkin may pay bonuses for 2016 performance in accordance with its short-term incentive plan; and

•	Yadkin may make changes to compensation arrangements which are advisable to prevent or reduce the imposition of an excise tax under Section 4999 of the Code, subject to F.N.B.’s opportunity to review and comment on those changes;

•	engage in any new loan transaction with any of Yadkin’s officers or directors or any other related party;

•	manage its securities portfolio in a manner materially inconsistent with its policies as in effect as of July 20, 2016, provided that Yadkin will also provide F.N.B. with a monthly update regarding its investment strategy for the upcoming three month period;

•	convert the data processing and related information and/or accounting systems of Yadkin and its subsidiaries; or

•	agree to take, make any commitment to take or adopt any board of directors’ resolutions in support of any of the prohibited actions listed in the merger agreement.

F.N.B. also agreed that while the merger is pending, it will not take or permit its subsidiaries to take certain actions, unless permitted by the merger agreement or Yadkin has consented in advance (such consent not to be unreasonably withheld, conditioned or delayed). For example, F.N.B. and its subsidiaries will not:

•	amend or repeal its articles of incorporation or its bylaws, other than amendments that would not be adverse to Yadkin or its shareholders or impede F.N.B.’s ability to complete the merger;

•	declare, set aside or pay any dividends or make any other distributions on any shares of the capital stock of F.N.B., except for (1) regular quarterly cash dividends, or (2) dividends and distributions from a subsidiary of F.N.B. to either F.N.B. or a wholly-owned subsidiary of F.N.B.;

•	split, combine or reclassify any capital stock, or issue, or authorize the issuance of, any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock of F.N.B., except upon exercise of outstanding stock options in accordance with existing terms;

•	purchase, redeem or otherwise acquire any shares of capital stock or securities of Yadkin or any Yadkin subsidiaries, or any rights, warrants or options to acquire those securities (except to satisfy withholding tax obligations upon settlement of any restricted stock award or exercise of any stock option);

•	take any action, or knowingly fail to take any action, that would be reasonably expected to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	make any material investment in another entity that would be reasonably expected to prevent or materially impede or delay the completion of the merger; or

•	agree to take, or make any commitment to take, or adopt any board of directors’ resolutions in support of any of the prohibited actions listed in the merger agreement.

Regulatory Matters

F.N.B. agreed to prepare and file with the SEC, within 60 days after July 20, 2016, a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. Yadkin is responsible for preparing and furnishing information about itself and its directors, officers and shareholders to F.N.B. to include in the registration statement, and for obtaining any needed opinions and consents from its financial advisor and independent auditor. F.N.B. and Yadkin will use their reasonable best efforts to have the registration statement declared effective under the Securities Act. F.N.B. and Yadkin agreed they will promptly mail the joint proxy statement/prospectus to their respective shareholders once the registration statement is declared effective.

F.N.B. and Yadkin agreed to cooperate with each other and use their reasonable best efforts to prepare and file all documentation, applications, notices, petitions and filings within 60 days after July 20, 2016, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities as may be necessary or advisable to complete the merger. F.N.B. and Yadkin will consult with each other to obtain all permits, consents, approvals and authorizations from third parties, regulatory agencies and governmental entities and will keep each other apprised as to the status of matters relating to the completion of the merger. If a decree, judgment, injunction or other order would restrain, prevent or delay the completion of the merger, F.N.B. and Yadkin agree to use their reasonable best efforts to prevent the decree, judgment, injunction or order from being entered, or to seek to have the decree, judgment, injunction or order vacated or overturned, and otherwise agree use their reasonable best efforts to avoid or eliminate every impediment so as to allow the merger to be completed as soon as possible. However, neither F.N.B. nor Yadkin is obligated to take any action or accept any condition or restriction in connection with obtaining a permit, consent, approval or authorization if the restriction would be reasonably likely to have a material adverse effect on the surviving corporation of the merger. We refer to that type of action or restriction as a “materially burdensome regulatory condition.”

Each of F.N.B. and Yadkin also agreed to allow the other party to review in advance all information relating to the other party which appears in a filing or other submission made with any third party, regulatory agency or governmental entity in connection with the merger.

Access to Information

F.N.B. and Yadkin each agreed that upon reasonable notice and subject to applicable laws relating to the exchange of information, they will provide the other party (and its officers, employees, accountants, counsel and other representatives) reasonable access during normal business hours to all properties, books, contracts, records and personnel as may be reasonably requested. All information so provided will be kept confidential pursuant to pre-existing confidentiality agreements between F.N.B. and Yadkin.

Shareholder Approvals

Yadkin agreed to hold a special meeting of its shareholders as soon as it is reasonably practicable for the purpose of obtaining the necessary Yadkin shareholder vote to approve the adoption of the merger agreement and the merger. In addition, the merger agreement provides that (1) Yadkin’s board of directors will make a recommendation for the Yadkin shareholders to approve the adoption of the merger agreement and the merger, (2) the board’s recommendation in favor of the merger agreement and the merger will be included in this joint proxy statement/prospectus, and (3) subject to the board’s exercise of its fiduciary duties if Yadkin receives a superior proposal, as discussed later in this summary, Yadkin will use its best efforts to obtain the Yadkin shareholders’ vote in favor of the merger and the merger agreement. Furthermore, Yadkin agreed it will convene the special meeting of its shareholders for the purpose of obtaining the necessary shareholder vote to approve the adoption of the merger agreement and the merger, notwithstanding the existence of an alternative acquisition proposal, or a change in the board of director’s recommendation to the Yadkin shareholders.

F.N.B. also agreed to hold a meeting of its shareholders as soon as it is reasonably practicable for the purpose of obtaining the necessary F.N.B. shareholder vote to approve the F.N.B. stock issuance in the merger with Yadkin. The merger agreement provides that (1) F.N.B.’s board of directors will make a recommendation that the F.N.B. shareholders to approve the F.N.B. stock issuance in the merger with Yadkin, (2) the board’s recommendation in favor of the F.N.B. stock issuance in the merger with Yadkin will be included in this joint proxy statement/prospectus, and (3) F.N.B. will use its best efforts to obtain the F.N.B. shareholders’ vote in favor of the stock issuance in accordance with the requirements of the NYSE. The merger agreement does not provide for any circumstances that would release F.N.B. from its obligation to convene the special meeting of its shareholders for the purpose of obtaining the necessary shareholder vote to approve the F.N.B. stock issuance in the merger.

Listing on NYSE

F.N.B. is required to cause the shares of F.N.B. common stock that will be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the completion of the merger.

Employee Benefit Plans

The merger agreement requires F.N.B. to honor and continue to perform, from and after the effective time of the merger, all benefit obligations to, and contractual rights of, current and former Yadkin employees and current and former Yadkin directors, which exist as of the closing date under any Yadkin employee benefit or compensation plan, program, policy, practice or other arrangement providing benefits to any current or former employee, officer or director of Yadkin or its subsidiaries or their dependents and beneficiaries.

F.N.B. agreed it will take all reasonable action, as soon as administratively practicable after the merger is completed, so that each person who is an employee of Yadkin or any of its subsidiaries will be entitled to participate in each F.N.B. employee benefit plan of general applicability to the same extent as similarly situated employees of F.N.B. and its subsidiaries. F.N.B. will recognize the length of service credited to each Yadkin employee under the Yadkin employee benefit plans for purposes of determining eligibility to participate in, and vesting of benefits under, such F.N.B. employee benefit plans, unless recognition of the service credit would result in duplication of benefits.

F.N.B. will cause its medical, dental and health plans, to the extent reasonably practicable and available from its insurers, to:

•	waive any pre-existing condition limitation if those conditions otherwise would be covered under the applicable medical, health and dental plans of F.N.B.;

•	waive any waiting period limitation or evidence of insurability requirement if the Yadkin employee or his or her dependent already satisfied any similar limitation or requirement under the corresponding Yadkin plan; and

•	credit the Yadkin employee and his or her dependent (to the same extent that credit was given under the corresponding Yadkin plan) for any deductibles, co-payments and coinsurance paid before completion of the merger for purposes of satisfying any applicable deductible, co-payment, coinsurance or out-of-pocket requirements under the applicable F.N.B. benefit plan.

F.N.B. also will provide severance payments and benefits to Yadkin employees that are no less than the severance payments and benefits specified by Yadkin, or the severance payments and benefits available to similarly situated F.N.B. employees, whichever is more favorable.

Termination of Yadkin 401(k) Plans

Yadkin agreed to take such actions as F.N.B. may reasonably request to cause the Yadkin Financial Corporation Retirement Savings Plan and all other 401(k) plans sponsored by Yadkin or its subsidiaries to be terminated immediately before the merger is completed, with the accounts of all participants and beneficiaries to become fully vested on the date of termination. Participants who become employees of F.N.B. will become eligible to participate in the F.N.B. Corporation Progress Savings 401(k) Plan and will be permitted to roll over their account balances and loans from the Yadkin 401(k) plans to the F.N.B. Corporation Progress Savings 401(k) Plan.

Yadkin also agreed it will freeze or terminate any of its other benefit plans, including any employee benefit pension plan or non-qualified deferred compensation plan, immediately before completion of the merger, as requested by F.N.B.

Yadkin will cause each trustee or administrator to all of its benefit plans to be removed upon completion of the merger, and appoint F.N.B. (or a subsidiary or committee of F.N.B.) to replace such trustee or administrator.

Indemnification and Insurance

From and after the time the merger is completed, to the fullest extent currently provided under applicable law and the articles of incorporation and bylaws of Yadkin, F.N.B. will be obligated to indemnify and hold harmless each current and former director and officer of Yadkin and its subsidiaries, and each person who served at the request of Yadkin or its subsidiaries as a director, officer, employee, member, trustee or fiduciary of another entity, against any losses, claims, liabilities and fees and expenses in connection with any claim, suit, proceeding or investigation that is initiated or threatened against any of those persons because of his or her service to Yadkin, its subsidiaries or another entity at the request of Yadkin or its subsidiaries, or in relation to the merger agreement. F.N.B. will also advance expenses as incurred by those persons prior to the final disposition of the claim, suit, proceeding or investigation; however, the person receiving the advanced expenses must provide an undertaking to repay the advanced expenses to F.N.B. if it is ultimately determined that he or she was not entitled to indemnification. F.N.B. agreed it will honor this obligation, regardless of whether the claim, suit, proceeding or investigation is initiated before or after the completion of the merger.

F.N.B. also agreed to purchase and maintain directors’ and officers’ liability insurance and fiduciary liability insurance that covers the persons who are currently covered by Yadkin’s directors’ and officer’s liability insurance and fiduciary liability insurance policies. The insurance coverage to be purchased by F.N.B. shall cover acts or omissions that may occur at or before the completion of the merger and shall have at least the same coverage amounts and contain coverage terms and conditions that are not less advantageous than policies of Yadkin. F.N.B. is required to maintain this insurance coverage for six years following the completion of the merger. However, F.N.B. is not required to pay annual premiums in excess of 300% of the annual premium currently paid by Yadkin for that insurance. If F.N.B. is unable to maintain Yadkin’s existing policies or obtain a substitute policy for that amount, F.N.B. will use its commercially reasonable best efforts to obtain the most advantageous coverage available for such amount.

North Carolina Community Advisory Board

As soon as practicable after the merger is completed, F.N.B. will establish a North Carolina Community Advisory Board to help F.N.B. identify and engage with customers, civic leaders and nonprofit organizations throughout the Yadkin Bank markets. The advisory board will be operated in a manner consistent with F.N.B.’s Community Bank Charter. Six current members of the Yadkin board of directors, who will be selected jointly by F.N.B. and Yadkin, will be invited to serve on the advisory board. Each advisory director will serve for a minimum term of one year.

Conversion of Information Systems

F.N.B. and Yadkin agree to cooperate in planning the conversion of the data processing and related information systems maintained by Yadkin, which include separate data processing and related information systems acquired by Yadkin through its merger with NewBridge Bancorp in March 2016, to F.N.B.’s corresponding systems. F.N.B. and Yadkin agree that the separate information systems of Yadkin and NewBridge Bancorp will be converted to F.N.B.’s corresponding systems after the merger is completed.

Change in State of Incorporation of F.N.B.

As previously disclosed by F.N.B. in its filings with the SEC, F.N.B. has changed its state of incorporation from the State of Florida to the Commonwealth of Pennsylvania. In the merger agreement, F.N.B. was permitted to change its state of incorporation so long as (1) the change was not reasonably likely to impede or delay the completion of the merger with Yadkin and, (2) prior to completing the redomestication, F.N.B. received an opinion from its tax counsel, Reed Smith LLP, to the effect that the change in F.N.B.’s state of incorporation from Florida to Pennsylvania will qualify as a reorganization within the meaning of Section 368(a) of the Code. F.N.B. received the required opinion from Reed Smith LLP on August 26, 2016, and has determined that the redomestication is not reasonably likely to impede or delay the completion of the merger with Yadkin. On August 29, 2016, F.N.B. filed the necessary documents with the Florida Secretary of State and the Pennsylvania Department of State to effect the redomestication, including articles of incorporation that reflect F.N.B.’s corporate existence under Pennsylvania law. As provided by those filings, the redomestication of F.N.B. from Florida to Pennsylvania became effective on August 30, 2016. As of such date, F.N.B. became a corporation organized under and subject to the laws of Pennsylvania with the same rights, privileges, powers, property, debts and obligations which it had during its existence as a Florida corporation.

Agreement Not to Solicit Other Offers

Yadkin agreed to certain restrictions that may discourage a third party from submitting an acquisition proposal to Yadkin that might result in greater value to Yadkin’s shareholders than the merger with F.N.B., or may result in a potential acquirer proposing to pay a lower per share price to acquire Yadkin than it might otherwise have proposed to pay. Specifically, subject to the exceptions described below, Yadkin agreed:

•	that it will cease any discussions or negotiations regarding other acquisition proposals (as defined below);

•	that it will notify F.N.B. within 24 hours if it receives another acquisition proposal, along with a description of the material terms and conditions of the acquisition proposal, and will keep F.N.B. apprised of any developments, discussions and negotiations relating to the acquisition proposal, including any amendments or revisions to the terms of the acquisition proposal; and

•	that it and its officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, knowingly encourage or facilitate an acquisition proposal or inquiries relating to a potential acquisition proposal;

•	enter into or participate in any discussions or negotiations with, or furnish any information to another party that is seeking to make, or has already made, an acquisition proposal; or

•	approve, endorse, recommend or enter into a letter of intent, agreement or other commitment with any party relating to an acquisition proposal.

As used in the merger agreement, an “acquisition proposal” means any inquiry, proposal, offer, regulatory filing or other disclosure of an intention to:

•	acquire, directly or indirectly, a business that constitutes 20% or more of the total revenues, net income or net assets of Yadkin and its subsidiaries, taken as a whole;

•	acquire, directly or indirectly, an amount of Yadkin common stock that causes an acquirer’s holdings of Yadkin common stock to exceed for the first time 20% of the outstanding shares of Yadkin common stock;

•	conduct a tender offer or exchange offer that would result in any person beneficially owning 20% or more of any class of equity securities of Yadkin; or

•	conduct a merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Yadkin, other than the proposed merger with F.N.B.

However, the merger agreement allows Yadkin to consider and participate in discussions and negotiations with respect to a bona fide acquisition proposal from a party other than F.N.B. if:

•	the Yadkin board of directors concludes in good faith, based on the information then available and after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that failure to do so would be reasonably likely to violate their fiduciary duties under applicable law, and that the acquisition proposal could reasonably be expected to lead to a superior proposal (as defined below); and

•	Yadkin enters into a confidentiality agreement with the party that made the acquisition proposal before providing it with any information or data about Yadkin, and the confidentiality agreement contains confidentiality terms that are no less favorable to Yadkin than those contained in its confidentiality agreement with F.N.B.

Definition of “Superior Proposal”

“Superior proposal” means any bona fide, unsolicited, written acquisition proposal made by a third party to acquire more than 50% of the outstanding shares of Yadkin common stock, or all or substantially all of Yadkin’s consolidated assets, for cash or a combination of cash and stock, which the Yadkin board of directors has determined in good faith, meets the following criteria:

•	the proposal contains terms that are more favorable to Yadkin than the terms of the proposed merger with F.N.B.;

•	the party making the proposal has financing that is fully committed or reasonably determined to be available by the Yadkin board of directors; and

•	the transaction described by the proposal is reasonably capable of being completed.

Additionally, the Yadkin board of directors’ conclusion that an acquisition proposal is a superior proposal must be based on the information then available after consultation with its financial advisors and outside counsel and must take into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the identity of the party making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation.

Ability of the Yadkin Board of Directors to Change Its Recommendation of the Merger

In any case, the merger agreement allows the Yadkin board of directors to withdraw, modify or qualify its recommendation of the merger in a manner adverse to F.N.B., or condition or refuse to recommend the merger with F.N.B., if it concludes in good faith, based on the information then available and after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable law.

Even if the Yadkin board of directors withdraws or qualifies its recommendation of the merger with F.N.B., Yadkin will be required to submit the merger agreement to a vote of its shareholders at a meeting called for that purpose. In such a case, Yadkin’s board of directors may submit the merger agreement to Yadkin’s shareholders without recommendation and communicate the reason(s) for its lack of recommendation. Until the merger agreement is terminated, the only acquisition proposal Yadkin may submit to its shareholders is the merger with F.N.B.

Conditions to Completion of the Merger

The merger agreement contains a number of closing conditions. Yadkin and F.N.B. are required to complete the merger only if those conditions are satisfied or, in the alternative (and if legally permissible), the requirement to satisfy the condition is waived by the other party.

The following closing conditions apply to both Yadkin and F.N.B. In other words, neither party will be required to complete the merger unless the conditions listed below are satisfied (or waived):

•	the Yadkin common shareholders have approved the merger and adoption of the merger agreement;

•	the F.N.B. shareholders have approved the issuance of shares of F.N.B. common stock in the merger;

•	the shares of F.N.B. common stock to be issued in the merger have been approved for listing on the NYSE;

•	all regulatory approvals that the parties are required to obtain to complete the merger have been received and none of the regulatory approvals will have resulted in a materially burdensome regulatory condition;

•	the registration statement for the F.N.B. common stock to be issued in the merger has been declared effective under the Securities Act and no stop order or proceedings for issuance of a stop order have been initiated or threatened by the SEC; and

•	no law, statute, code or regulation, or judgment, decree, injunction or order from a court or other governmental entity is in effect that prevents, prohibits or makes illegal the completion of the merger.

In addition, the merger agreement contains separate closing conditions of Yadkin which must be satisfied in order for Yadkin to be obligated to close the merger, and separate closing conditions of F.N.B. which must be satisfied in order for F.N.B. to be obligated to close the merger. Certain of these closing conditions, as listed below, are based on whether the representations and warranties made by the other party are true and correct and whether the other party has performed all of its obligations under the merger agreement. Individually, Yadkin or F.N.B. will not be obligated to close the merger unless:

•	the representations and warranties in the merger agreement from the other party are true and correct both as of the date of the merger agreement and as of the closing date (or, if another date is specified in the representation and warranty, as of that other date), and the other party has delivered an officer’s certificate certifying that this condition has been met; however, in the case of most of the representations and warranties, one or more inaccuracies will not cause a failure of the closing condition if the inaccuracies would not be reasonably likely to result in a material adverse effect (as defined in the merger agreement) on the party making such representation and warranty; and

•	the other party has performed all of its obligations under the merger agreement in all material respects and has delivered an officer’s certificate certifying that this condition has been met; and

•	it has received a legal opinion from its outside tax counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Neither party can provide assurance as to when, or if, all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither party has any reason to believe that those conditions will not be satisfied.

Termination of the Merger Agreement

Right of Either F.N.B. or Yadkin to Terminate the Merger Agreement. The merger agreement may be terminated at any time before the merger is completed by mutual consent of F.N.B. and Yadkin (which has been authorized by a majority vote of the entire board of directors of each party). Also, either party, acting alone, has the right to terminate the merger agreement in any of the following circumstances:

•	the approval of a governmental entity, which is required for completion of the merger between F.N.B. and Yadkin or completion of the bank merger between First National Bank of Pennsylvania and Yadkin Bank, has been denied by final and non-appealable action, or an application for such approval has been permanently withdrawn at the request of the governmental entity, or the governmental entity has issued a final nonappealable order, injunction or decree permanently enjoining or prohibiting the merger, unless the denial was caused by the failure of the terminating party to perform its obligations under the merger agreement;

•	the merger was not completed by 5:00 p.m. Eastern Time on May 31, 2017, unless the failure to complete the merger by that date was caused by the failure of the terminating party to perform its obligations under the merger agreement;

•	the other party has breached its representations and warranties or any of its performance obligations under the merger agreement to such a degree that the closing conditions cannot be satisfied, and the breach cannot or has not been cured by the earlier of May 31, 2017, or the 30th day after written notice of the breach was given; or

•	Yadkin convened a special meeting of its shareholders for the purpose of obtaining their approval of the merger agreement and the merger, but failed to obtain such approval, except that Yadkin is not allowed to exercise this termination right if it took certain actions which could substantially increase the likelihood that a vote of the Yadkin shareholders in favor of the merger will not be obtained: i.e., Yadkin materially breached its obligation to call a shareholders’ meeting as soon as reasonably practicable, or to recommend that the Yadkin shareholders approve the merger agreement and the merger, or to use reasonable best efforts (subject to the exercise of the Yadkin board of directors’ fiduciary duties) to obtain the necessary vote of the Yadkin shareholders to approve the merger agreement and the merger.

Right of F.N.B. to Terminate. In addition to the other termination rights of F.N.B. above, F.N.B. may terminate the merger agreement at any time before the merger agreement and the merger have been approved by Yadkin shareholders (and Yadkin would be obligated to pay F.N.B. the termination fee described below) if:

•	Yadkin has breached its agreement not to solicit other acquisition proposals in a manner materially adverse to F.N.B.;

•	the Yadkin board of directors has failed to recommend approval of the merger agreement and the merger to the Yadkin shareholders, or changed, withdrew, modified, qualified or conditioned its recommendation of the merger in a manner adverse to F.N.B.;

•	the Yadkin board of directors has approved, recommended or endorsed an acquisition proposal from a party other than F.N.B.; or

•	Yadkin has failed to convene and hold the special meeting of Yadkin shareholders to vote on the proposal to approve the merger agreement and the merger.

Right of Yadkin to Terminate. In addition to the other termination rights of Yadkin above, Yadkin may terminate the merger agreement under the following circumstances:

•	Yadkin may terminate the merger agreement if F.N.B. has convened a special meeting of its shareholders for the purpose of obtaining their approval of the issuance of F.N.B. common stock in the merger, but failed to obtain such approval;

•	Yadkin may terminate the merger agreement at any time before the F.N.B. stock issuance proposal is approved by the shareholders of F.N.B., if the F.N.B. board of directors has failed to recommend approval of the F.N.B. stock issuance proposal to the F.N.B. shareholders, or changed, withdrew, modified, qualified or conditioned its recommendation of the F.N.B. stock issuance proposal in a manner adverse to Yadkin, or failed to convene and hold the special meeting of F.N.B. shareholders to vote on the F.N.B. stock issuance proposal.

•	Yadkin may terminate the merger agreement at any time before the adoption of the merger agreement and the merger have been approved by Yadkin shareholders, if Yadkin will concurrently enter into an acquisition proposal with a party other than F.N.B., which the Yadkin board of directors has concluded in good faith, after consultation with its financial and legal advisors, is a superior proposal. Additionally, the superior proposal must be unsolicited and otherwise have been obtained by Yadkin in compliance with the terms of the merger agreement. However, Yadkin is not entitled to exercise this termination right until it has met the following conditions: (1) Yadkin has given notice to F.N.B. of its intention to accept a superior proposal and, for a period of at least three business days, negotiated with F.N.B. in good faith to make adjustments to the terms and conditions of the merger agreement with F.N.B. so that the acquisition proposal from the other party no longer constitutes a superior proposal, (2) Yadkin’s board of directors has considered all of the adjustments proposed by F.N.B. and concluded in good faith, based upon consultation with its financial and legal advisers, that the acquisition proposal of the other party remains a superior proposal even after giving effect to the adjustments proposed by F.N.B., and (3) Yadkin has paid F.N.B. the termination fee described below.

Yadkin also may terminate the merger agreement if there has been a substantial decline in F.N.B.’s stock price that is not generally experienced by comparable banks, as described in detail below.

The operation of the conditions permitting Yadkin to terminate the merger agreement based on a decrease in the market price of F.N.B. common stock reflects the parties’ agreement that Yadkin’s shareholders will assume the risk of a decline in value of F.N.B. common stock to $10.29 per share under any circumstances and will assume the risk of a more significant decline in value of F.N.B.’s common stock, unless the percentage decline from $12.86 (which was the average closing value of a share of F.N.B. common stock during the ten trading day period ending on July 19, 2016) to the average closing price of F.N.B. common stock during the ten trading day period immediately preceding the Determination Date is more than 20% greater than the percentage decrease, if any, in the average closing price of the SNL Mid Cap U.S. Bank Index from July 20, 2016 to the Determination Date, using the ten trading days preceding each date to determine the average closing price of the SNL Mid Cap U.S. Bank Index. The purpose of this agreement is that a decline in the value of F.N.B. common stock which is comparable to the decline in the value of an index of comparable publicly-traded stocks is indicative of a broad-based change in market and economic conditions that affect the financial services industry generally instead of factors which affect the value of F.N.B. common stock in particular.

Specifically, Yadkin may terminate the merger agreement during the five-day period beginning on the first date on which all required regulatory approvals have been received (such date being the “Determination Date”) if all of the following occur:

(i)	the average daily closing price of a share of F.N.B. common stock during the ten trading days immediately preceding the Determination Date (the “F.N.B. Market Value”) is less than 80% of $12.86;

(ii)	the number obtained by dividing the F.N.B. Market Value by $12.86 is less than the quotient obtained by dividing the average closing price of the SNL Mid Cap U.S. Bank Index (or, if such index is not available, the NYSE Bank Index) during the ten-trading day period immediately preceding the Determination Date by $318.61 (which was the average closing value of the SNL Mid Cap U.S. Bank Index (or, if such index is not available, the NYSE Bank Index) during the ten trading day period ending on July 19, 2016), minus 0.20; and

(iii)	during the five-business day period commencing on the Determination Date, a majority of the Yadkin board of directors votes to terminate the merger agreement.

Even if the first two conditions described above are met, the Yadkin board of directors may elect not to terminate the merger agreement. Any decision to terminate the merger agreement will be made by the Yadkin board of directors in light of all of the circumstances existing at the time. Prior to making any decision to terminate the merger agreement, the Yadkin board of directors would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision.

The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of F.N.B. common stock may be illustrated by the following three scenarios:

(1)	One scenario is that the FNB Market Value is above $10.29. In this event, Yadkin would not have the right to terminate the merger agreement due to a decline in the market price of F.N.B. common stock.

(2)	A second scenario is that the FNB Market Value is less than $10.29 but that the percentage decline in the price of F.N.B. common stock from the initial measurement price of $12.86 is not more than 20% greater than the percentage decline, if any, in the closing price of the SNL Mid Cap U.S. Bank Index (or, if such index is not available, the NYSE Bank Index). Under this scenario, Yadkin would not have the right to terminate the merger agreement.

(3)	A third scenario is that the FNB Market Value is less than $10.29 and the percentage decline in the price of F.N.B. common stock from the initial measurement price is more than 20% greater than the decline in the closing price of the SNL Mid Cap U.S. Bank Index. Under this scenario, Yadkin would have the right, but not the obligation, to terminate the agreement and plan of merger.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) each of F.N.B. and Yadkin will remain liable for its fraud or willful breach of any provision of the merger agreement, and (2) designated provisions of the merger agreement will continue to be in force after the termination, including those relating to payment of the termination fee and expenses and the confidential treatment of information.

Termination Fee

Under any of the following circumstances, Yadkin must pay F.N.B. a termination fee of $45 million:

•	F.N.B. has terminated the merger agreement before the merger agreement and the merger are approved by the Yadkin shareholders due to Yadkin’s breach of its obligation to recommend approval of the merger agreement and merger to its shareholders (for additional information, see “— Termination of the Merger Agreement—Right of F.N.B. to Terminate” above);

•	Yadkin has terminated the merger agreement in order to enter into an unsolicited acquisition proposal that the Yadkin board of directors concluded was a superior proposal (for additional information, see the third bullet point under “—Termination of the Merger Agreement—Right of Yadkin to Terminate” above);

•	the merger agreement is terminated by either party for any other reason permitted under the merger agreement after a tender offer or exchange offer for 25% or more of Yadkin’s common stock was initiated, and Yadkin failed to recommend rejection of the offer within ten business days; or

•	during any time that an acquisition proposal made by a party other than F.N.B. has not been withdrawn, the merger agreement is terminated for any of the reasons given below, and within 12 months after that termination, Yadkin has entered into an agreement to be acquired or is acquired by another party (whether by merger, an acquisition of substantially all of Yadkin’s assets, or an acquisition of more than 50% of the outstanding Yadkin common stock).

•	F.N.B. has terminated the merger agreement because the closing conditions which depend on the accuracy of Yadkin’s representations and warranties or Yadkin’s performance of its obligations under the merger agreement could not be satisfied due to a breach by Yadkin;

•	F.N.B. has terminated the merger agreement because the merger has not occurred before 5:00 p.m. Eastern Time on May 31, 2017, and the requisite vote from the Yadkin shareholders approving the merger agreement and the merger has not been obtained; or

•	Either F.N.B. or Yadkin has terminated the merger agreement because the Yadkin has convened a special meeting of its shareholders for the purpose of obtaining their approval of the merger agreement and the merger, but failed to obtain such approval.

Expenses

In general, F.N.B. and Yadkin each are responsible for the expenses which it incurs in connection with the negotiation and completion of the merger. F.N.B. and Yadkin will share equally in the cost of the SEC registration fee and costs and expenses associated with filing the Form S-4 registration statement and printing this joint proxy statement/prospectus. However, each party will bear its own expenses associated with mailing the joint proxy statement/prospectus to its shareholders.

In addition, if a party breaches any of its representations and warranties or performance obligations to a degree that would prevent a closing condition from being satisfied, and the other party terminates the merger agreement as a result, the breaching party must pay the out-of-pocket expenses incurred by the terminating party in connection with the merger (including fees of legal counsel, financial advisors and accountants), up to a maximum amount of $1.5 million. However, if Yadkin becomes liable for payment of the termination fee, it will not also be liable for the payment of F.N.B.’s out-of-pocket expenses.

Amendment of the Merger Agreement; Waiver

The parties may amend the merger agreement and either party may waive a requirement for the other party to comply with any provision in the merger agreement. However, once Yadkin’s shareholders have approved the merger agreement and the merger, the merger agreement may not be amended except as permitted under applicable law, and any waiver that changes the form or amount of the merger consideration will require the approval of Yadkin’s shareholders.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreements

The following description of the voting agreements is subject to, and qualified in its entirety by reference to, the forms of voting agreements, which we include as Appendices B and C to this joint proxy statement/prospectus and incorporate by reference in this joint proxy statement/prospectus. We encourage you to read the forms of voting agreements carefully and in their entirety.

In connection with the merger agreement, and solely in their capacities as Yadkin shareholders, the following persons and entities have entered into voting agreements with F.N.B.: J. Adam Abram, Michael S. Albert, David S. Brody, Harry M. Davis, Barry Z. Dodson, Thomas J. Hall, Thierry Ho, Steven J. Lerner, Michael S. Patterson, Mary E. Rittling, Harry C. Spell, Joseph H. Towell, Richard A. Urquhart, III, and Nicholas D. Zerbib, each of whom serves as a director of Yadkin; Scott M. Custer, who serves as a director and the President and Chief Executive Officer of Yadkin; Terry S. Earley and Steven W. Jones, who serve as the Chief Financial Officer and the Chief Banking Officer, respectively, of Yadkin; and Lightyear Fund II, L.P., Lightyear Co-Invest Partnership II, L.P., Trident IV Depository Holdings LLC, and Trident IV PF Depository Holdings LLC. F.N.B. did not request voting agreements from any other shareholders of Yadkin. In the voting agreements, each of these shareholders has agreed to vote all shares of Yadkin common stock that they own of record or beneficially, and that they subsequently acquire, in favor of approval of the adoption of the merger agreement and the merger.

In addition, except under limited circumstances, these shareholders agreed not to sell, assign, transfer or otherwise dispose of or encumber their shares of Yadkin common stock prior to the record date for the special meeting of the Yadkin shareholders called for the purpose of voting on the approval of the adoption of the merger agreement and the merger. The voting agreements terminate immediately upon the earliest to occur of: Yadkin’s receipt of the requisite shareholder approval of the merger agreement and the merger; the termination of the merger agreement in accordance with its terms; or the mutual written agreement of F.N.B. and the individual shareholder.

As of October 12, 2016, there were 6,073,418 shares of Yadkin common stock subject to the voting agreements (excluding options), which represented approximately 11.74 % of the outstanding shares of Yadkin common stock as of that date.

ACCOUNTING TREATMENT

F.N.B. will account for the merger as an “acquisition,” as that term is used under U.S. generally accepted accounting principles, or GAAP, for accounting and financial reporting purposes. Under acquisition accounting, Yadkin’s assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the merger will be recorded at their respective fair values and added to the balance sheet of F.N.B. Any excess of the purchase price over the fair values will be recorded as goodwill. Financial statements of F.N.B. issued after the merger will include these fair values and Yadkin’s results of operations from the effective time of the merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the U.S. federal income tax consequences of the merger that apply generally to “U.S. holders” (as defined below) of Yadkin common stock. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, the U.S. federal income tax consequences of the merger to the holders of Yadkin common stock could differ from those described below.

For purposes of this discussion, a U.S. holder is a beneficial owner of Yadkin common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Department of Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Yadkin common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Yadkin common stock, you should consult your tax advisor.

This discussion assumes that you hold your shares of Yadkin common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders of Yadkin common stock in light of their particular circumstances, nor does it address the U.S. federal income tax consequences to U.S. holders of Yadkin common stock that are subject to special rules, including:

•	dealers in securities or foreign currencies;

•	tax-exempt organizations;

•	financial institutions;

•	retirement plans;

•	insurance companies;

•	expatriates or holders who have a “functional currency” other than the U.S. dollar;

•	pass-through entities and investors in those entities;

•	holders who acquired their shares in connection with the exercise of stock options or other compensatory transactions or through exercise of warrants;

•	holders who hold their shares as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction; and

•	traders in securities that elect to use the mark-to-market method of accounting.

In addition, this discussion does not address any alternative minimum tax, unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, U.S. federal estate or gift tax, or foreign, state or local tax consequences. Neither F.N.B. nor Yadkin has obtained or sought to obtain a ruling from the IRS regarding any matter relating to the merger and no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion. We urge holders to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

The closing of the merger is conditioned on the delivery of opinions of Reed Smith LLP and Skadden, Arps, Slate, Meagher & Flom LLP, dated the closing date of the merger, to the effect that, based on U.S. federal income tax law in effect as of the date of such opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In the opinion of Reed Smith LLP and Skadden, Arps, Slate, Meagher & Flom LLP, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. An opinion of counsel is not binding on the IRS or any court. In rendering their respective opinions, Reed Smith LLP and Skadden, Arps, Slate, Meagher & Flom LLP will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and this joint proxy statement/prospectus. The opinions will also rely upon certain representations and covenants made by the management of F.N.B. and Yadkin and will assume that these representations are true, correct and complete, and that F.N.B. and Yadkin, as the case may be, will comply with these covenants. If any of these assumptions or representations is inaccurate in any way, or any of the covenants are not satisfied, the U.S. federal income tax consequences of the merger could be adversely affected.

The discussion below as to the material U.S. federal income tax consequences of the merger to holders of Yadkin common stock constitutes the opinion of Reed Smith LLP and Skadden, Arps, Slate, Meagher & Flom LLP, subject to the limitations, qualifications, exceptions and assumptions set forth above.

Exchange of Yadkin common stock for F.N.B. common stock. Each holder of Yadkin common stock who receives F.N.B. common stock in the merger generally will not recognize gain or loss (except to the extent of cash received in lieu of fractional shares, as discussed below).

In general, the aggregate tax basis in the shares of F.N.B. common stock that Yadkin shareholders will receive upon the merger will equal such holders’ aggregate tax basis in the shares of Yadkin common stock surrendered, decreased by the amount of basis allocated to any fractional share such holder was deemed to receive and subsequently sell. A Yadkin shareholder’s holding period for the shares of F.N.B. common stock that are received in the merger, including any fractional share deemed received and sold as described below, generally will include such holder’s holding period for the shares of Yadkin common stock surrendered in the merger. The amount of F.N.B. common stock received in the merger includes any fractional share of F.N.B. common stock deemed to be received prior to the exchange of such fractional share for cash. See “— Cash Received in Lieu of a Fractional Share” below.

If U.S. holders of Yadkin common stock acquired different blocks of shares of Yadkin common stock at different times or at different prices, such holders’ basis and holding period in their shares of F.N.B. common stock may be determined with reference to each block of shares of Yadkin common stock. Any such holders should consult their tax advisors regarding the manner in which shares of F.N.B. common stock received in the exchange should be allocated among different blocks of shares of Yadkin common stock and with respect to identifying the bases or holding periods of the particular shares of F.N.B. common stock received in the merger. Because these rules are complex, we recommend that each Yadkin shareholder who may be subject to these rules consult his, her, or its own tax advisor.

Cash Received in Lieu of a Fractional Share. Yadkin shareholders who receive cash instead of fractional shares of F.N.B. common stock will be treated as having received the fractional shares in the merger and then as having exchanged the fractional shares for cash. These holders will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. The gain or loss will be capital gain or loss and long-term capital gain or loss if the holder has held the shares of Yadkin common stock exchanged for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Reporting Requirements. A “significant holder” of shares of Yadkin stock for U.S. federal income tax purposes who receives shares of F.N.B. common stock upon completion of the merger will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a Yadkin shareholder is only a “significant holder” if the person, immediately before the merger, owns at least 5% of the outstanding stock of Yadkin or has a basis of $1,000,000 or more in securities of Yadkin. Such statement must include the holder’s tax basis in and fair market value of Yadkin’s shares surrendered in the merger.

THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

DESCRIPTION OF F.N.B. CAPITAL STOCK

As a result of the merger, Yadkin shareholders who receive shares of F.N.B. common stock in the merger will become shareholders of F.N.B. The following summary of F.N.B. capital stock, including the common stock to be issued in the merger, is not complete and is qualified by reference to the F.N.B. articles of incorporation and the F.N.B. bylaws. You are encouraged to read the applicable provisions of Pennsylvania law, the F.N.B. articles of incorporation and the F.N.B. bylaws and U.S. federal law governing bank holding companies carefully and in their entirety.

Common Stock

F.N.B. is authorized to issue up to 500,000,000 shares of common stock, par value $0.01 per share. As of October 12, 2016, there were 210,224,194 shares of F.N.B. common stock outstanding. Pursuant to the Capital Purchase Program of the U.S. Department of the Treasury (the “U.S. Treasury”), F.N.B. issued to the U.S. Treasury a warrant expiring on January 9, 2019, which is exercisable for up to 651,042 shares of F.N.B. common stock at an exercise price of $11.52 per share. A second warrant to purchase F.N.B. common stock, which was issued to the U.S. Treasury in connection with F.N.B.’s acquisition of Annapolis Bancorp, Inc., also remains outstanding. Upon completion of this acquisition in April 2013, the warrant of Annapolis Bancorp that was issued to the U.S. Treasury in connection with the Capital Purchase Program was converted into a warrant to purchase up to 342,564 shares of F.N.B. common stock at an exercise price of $3.57 per share. This warrant expires in 2019. Subsequent adjustments related to actual dividends paid by F.N.B. have increased the amount of shares subject to this warrant to 383,491, with a resulting lower exercise price of $3.19 per share as of June 30, 2016. Both warrants described above are immediately exercisable by the warrant holders that purchased the warrants from the U.S. Treasury in an auction process.

Voting and Other Rights. The holders of F.N.B. common stock are entitled to one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon such matter. In an uncontested director election, each director is elected by a majority of votes cast. If an incumbent director fails to obtain enough votes to be re-elected and a successor director is not elected at the same meeting, the director who failed to be re-elected will promptly tender his or her resignation to the board of directors. The board of directors will accept or reject the resignation, taking into account the recommendation of its nominating and corporate governance committee. In a contested election, directors are elected by a plurality of the votes cast. Shareholders do not have the right to cumulate their votes in elections of directors.

In the event of a liquidation, holders of F.N.B. common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any of shares of F.N.B. preferred stock then outstanding. For a description of the F.N.B. preferred stock currently outstanding, see “—Preferred Stock” below.

F.N.B. common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

Distributions. The holders of F.N.B. common stock are entitled to receive such dividends or distributions as the F.N.B. board of directors may declare out of funds legally available for such payments, subject to any prior rights of any of F.N.B.’s then outstanding preferred stock. F.N.B.’s payment of distributions is subject to the restrictions of Pennsylvania law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it had been dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have rights superior to the rights of the holders of its common stock. F.N.B. may pay stock dividends, if any are declared, from authorized but unissued shares.

As a holding company, F.N.B. relies primarily on dividends from its subsidiaries as a source of funds to meet its corporate obligations. F.N.B.’s ability to pay dividends to shareholders is largely dependent on dividends from its subsidiaries, principally its banking subsidiary, First National Bank of Pennsylvania. The right of F.N.B. to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of those subsidiaries. Under U.S. federal law, the amount of dividends that a national bank such as First National Bank of Pennsylvania may pay in a calendar year is dependent on the amount of net income for the current year combined with its retained net income for the two preceding years. Also, bank regulators have the authority to prohibit First National Bank of Pennsylvania from paying dividends if the bank regulators determine that it is in an unsafe or unsound condition or that the payment would be an unsafe and unsound banking practice.

Transfer Agent. The transfer agent and registrar for F.N.B.’s common stock is Computershare Trust Company, N.A., P.O. Box 30170, College Station, TX 77842; telephone number (800) 368-5948.

For more information regarding the rights of holders of F.N.B. common stock, see “Comparison of Shareholders’ Rights” beginning on page 132.

Preferred Stock

F.N.B.’s board of directors is authorized to provide for the issuance by F.N.B. of up to 20,000,000 shares of preferred stock, par value $0.01 per share, without shareholder approval unless otherwise required. F.N.B.’s board of directors is authorized to determine the rights, qualifications, limitations and restrictions of each series of F.N.B. preferred stock at the time of issuance, including, without limitation, rights as to dividends, voting, liquidation preferences and convertibility into shares of F.N.B. common stock. If so determined by F.N.B.’s board of directors, shares of F.N.B. preferred stock may have dividend, redemption, voting and liquidation rights that take priority over its common stock, and may be convertible into F.N.B. common stock.

Series E Preferred Stock. On October 31, 2013, pursuant to action by its board of directors, F.N.B. amended its articles of incorporation to fix the designations, preferences, limitations and relative rights of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E (the “Series E Preferred Stock”). There currently are 110,877 shares of Series E Preferred Stock issued and outstanding.

The terms of the Series E Preferred Stock provide that holders of the Series E Preferred Stock are entitled to receive, if, when and as declared by the F.N.B. board of directors, non-cumulative cash dividends at a rate per annum equal to 7.25% payable quarterly in arrears. No dividends may be paid on F.N.B.’s common stock or other junior stock unless all the full dividends for the latest dividend period have been declared and paid on all outstanding shares of the Series E Preferred Stock. F.N.B. may, at its option, redeem the Series E Preferred Stock on or after February 15, 2024, in whole or in part, at a redemption price equal to the liquidation amount per share ($1,000) plus the per share amount of any declared and unpaid dividends. The Series E Preferred Stock is also redeemable at F.N.B.’s option upon the occurrence of certain events affecting the treatment of the Series E Preferred Stock for purposes of the capital adequacy guidelines or regulations of the Federal Reserve Board or other appropriate federal banking agency. In the event of a liquidation, dissolution or winding-up of F.N.B., the holders of the Series E Preferred Stock will be entitled to receive an amount per share equal to the liquidation amount per share ($1,000), plus any declared and unpaid dividends prior to the payment of the liquidating distribution, after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any shares of capital stock ranking senior to the Series E Preferred Stock, but before any distribution of assets is made to holders of F.N.B. common stock or any other class or series of F.N.B. capital stock ranking junior to the Series E Preferred Stock with respect to distributions on liquidation, dissolution or winding-up.

Holders of the Series E Preferred Stock have no voting rights except in limited circumstances, including: the right to elect two directors, whose seats will be automatically added to the then-current board of directors of F.N.B. in certain circumstances where dividends have not been paid for six or more quarterly dividend periods; the right to vote on the authorization, creation or issuance of shares of a class or series of stock that is senior to the Series E Preferred Stock with respect to payment of dividends or as to distributions upon the liquidation, dissolution or winding-up of F.N.B.; the right to vote on amendments to the F.N.B. articles of incorporation which adversely affect the rights, preferences, privileges or special powers of the Series E Preferred Stock; and the right to vote on a binding share exchange or re-classification involving the Series E Preferred Stock or a merger or consolidation of F.N.B. unless the Series E Preferred Stock remains outstanding or is exchanged for preference securities that are not materially less favorable than the terms of the Series E Preferred Stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

After the merger, the Yadkin shareholders will become shareholders of F.N.B. and their rights will be governed by F.N.B.’s articles of incorporation, F.N.B.’s bylaws and the Pennsylvania Business Corporation Law and Pennsylvania Entity Transactions Law. The following is a summary of the material differences between (1) the current rights of Yadkin shareholders under the North Carolina Business Corporation Act and Yadkin’s articles of incorporation and bylaws, and (2) the current rights of F.N.B. shareholders under the Pennsylvania Business Corporation Law and Pennsylvania Entity Transactions Law and F.N.B.’s articles of incorporation and bylaws. For information as to how to get the full text of each party’s respective articles of incorporation or bylaws, see “Where You Can Find More Information” beginning on page 143.

The following summary is not intended to be a complete statement of the differences affecting the rights of Yadkin’s shareholders who become F.N.B. shareholders, but rather as a summary of the more significant differences affecting the rights of those shareholders and certain important similarities. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of F.N.B. and the articles of incorporation and bylaws of Yadkin. F.N.B. and Yadkin encourage you to read F.N.B.’s articles of incorporation and bylaws, Yadkin’s articles of incorporation and bylaws, and the Pennsylvania Business Corporation Law and Pennsylvania Entity Transactions Law, the North Carolina Business Corporation Act and federal law governing bank holding companies.

Quorum of Shareholders

Yadkin

Under the North Carolina Business Corporation Act and
Yadkin’s bylaws, the holders of shares entitled to cast a
majority of the votes which all shareholders are entitled
to cast on a matter to be considered, whether represented
in person or by proxy, constitute a quorum for action on
the matter, except as otherwise required by Yadkin’s
articles of incorporation or a bylaw adopted by the
shareholders.

F.N.B.

Under the Pennsylvania Business Corporation Law
and F.N.B.’s bylaws, the holders of shares entitled to
cast a majority of the votes entitled to be cast on a
matter to be considered, whether represented in
person or by proxy, constitute a quorum for action on
the matter, except as otherwise required by law or the
articles of incorporation.

Adjournment of Shareholder Meetings

Yadkin

Under the North Carolina Business Corporation Act and Yadkin’s bylaws, if a quorum is not present, the holders of a majority of the shares represented who would be entitled to vote if a quorum were present, may adjourn such meeting from time to time.

F.N.B.

Under the Pennsylvania Business Corporation Law and F.N.B.’s bylaws, if a quorum is not present, the holders of a majority of the shares represented who would be entitled to vote if a quorum were present, may adjourn such meeting from time to time.

Call of Special Meetings of Shareholders

Yadkin

Yadkin’s bylaws provide that special meetings of shareholders may be called by the President, the Chairman, the Secretary or Yadkin’s board of directors. Shareholders do not have authority to call a special meeting unless authorized by a corporation’s articles of incorporation or bylaws. The notice of a special meeting must provide the nature of the business to be transacted.

F.N.B.

F.N.B.’s bylaws provide that special meetings of shareholders may be called by the Chairman of the Board; the Chief Executive Officer; the President; a majority of the F.N.B. board of directors; or the holders of not less than 25% of the outstanding shares of F.N.B. entitled to vote on the issue proposed.

Shareholder Consent in Lieu of Meeting

Yadkin

Under the North Carolina Business Corporation Act, any action that may be taken at a meeting of the shareholders of Yadkin may be taken without a meeting and without prior notice, if one or more unrevoked written consents, describing the action to be taken and delivered to Yadkin for inclusion in the minutes with corporate records, are signed by the holders of all the shares entitled to vote on such action within a 60 day period.

F.N.B.

Any action that may be taken at a meeting of the shareholders of F.N.B. may be taken without a meeting, if one or more written consents describing the action are signed by the holders of the minimum number of votes that would be required to authorize that action at a meeting. An action taken by consent will only become effective upon compliance with certain delivery and notice requirements.

Dissenters’ Rights

Yadkin

The North Carolina Business Corporation Act provides that a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares in connection with certain types of corporate actions which could be adverse to the shareholder, such as a merger in which the shareholder’s shares will be cancelled; a share exchange in which the shareholder’s shares will not be exchanged; a disposition of all or substantially all of the assets of the corporation outside of the ordinary course of business; or an amendment of the articles of incorporation to effect a reverse stock split.

Dissenters’ rights generally are not be available if the shares (1) are listed on NYSE or NASDAQ or another national securities exchange, (2) are held by at least 2,000 shareholders and (3) have a market value of at least $20 million. However, dissenters’ rights will be available in any case if shareholders are required to accept in exchange for their shares anything other than cash or shares of another corporation or entity that would satisfy the same standards above under which dissenters’ rights would not be available.

F.N.B.

Under the Pennsylvania Business Corporation Law, shareholders have dissenters rights in connection with certain mergers, share exchanges, sales or other dispositions of all or substantially all of the property of the corporation other than in the ordinary course of business and special treatment of a class or series of shares.

Dissenters rights generally are not available if the shares are listed on a national securities exchange or if the corporation’s shares are held beneficially of record by at least 2,000 persons. Additionally, dissenters rights are not available in certain mergers where shareholder approval is not required.

Derivative Actions

Yadkin

Under the North Carolina Business Corporation Act, a person may bring a derivative action only if the person was a shareholder of the corporation at the time of the occurrence of the transaction complained of, or became a shareholder through transfer by operation of law from one who was a shareholder at such time, and if the person fairly and adequately represent the interests of the corporation in enforcing the right of the corporation.

F.N.B.

Under the Pennsylvania Business Corporation Law, a shareholder may maintain a derivative suit, even if the shareholders was not a shareholder at the time of the alleged wrongdoing, if there is a strong prima facie case in favor of the claim asserted and if the court determines in its discretion that serious injustice would result without such suit.

Dividends and Distributions

Yadkin

Under the North Carolina Business Corporation Act, a corporation may make distributions to its shareholders unless, after giving it effect:

•    the corporation would not be able to pay its debts as they become due in the usual course of business; or

•    the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount that would be needed upon its dissolution to satisfy any preferential rights of shareholders.

Yadkin’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, except restrictions that benefit certain classes or series of preferred stock.

F.N.B.

Under the Pennsylvania Business Corporation Law, subject to any restrictions in a corporation’s articles of incorporation, a corporation may make distributions to its shareholders unless, after giving effect thereto:

•    the corporation would not be able to pay its debts as they become due in the usual course of business; or

•    the corporation’s total assets would be less than the sum of its total liabilities plus the amount that it would need upon its dissolution to satisfy any preferential rights of shareholders.

F.N.B.’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, except restrictions that benefit certain classes or series of preferred stock.

Classes of Stock with Preferential Rights

Yadkin

The articles of incorporation of Yadkin permit the board of directors to create common stock as well as multiple series of preferred stock having rights and preferences which are senior to or have priority over the Yadkin common stock.

F.N.B.

The articles of incorporation of F.N.B. permit the board of directors to create multiple classes and series of stock having rights and preferences which are senior to or have priority over the F.N.B. common stock.

Issuance of Shares

Yadkin

Under the North Carolina Business Corporation Act, the board of directors may authorize shares to be issued for consideration after determining the consideration is adequate. The Yadkin articles of incorporation and bylaws do not amend this right.

F.N.B.

Under the Pennsylvania Business Corporation Law, an issuance of stock is approved by the board of directors upon the affirmative vote of a majority of directors present at a meeting if a quorum is present at the time the vote is taken.

Election of Directors; Number and Term

Yadkin

Yadkin’s bylaws provide that Yadkin shall have such number of directors as the board of directors may determine, which number shall be not less than five nor more than 25. Yadkin’s bylaws further provide that Yadkin’s board of directors shall be elected annually at Yadkin’s annual meeting of shareholders and that no more than two additional directorships may be authorized at any one meeting. Directors are elected by a plurality of the votes cast.

F.N.B.

F.N.B.’s bylaws provide that F.N.B. shall have such number of directors as the board of directors may determine, which number shall be not less than five nor more than 25. F.N.B.’s bylaws further provide that F.N.B.’s board of directors shall be elected annually at F.N.B.’s annual meeting of shareholders.

F.N.B.’s bylaws provide that in an uncontested director election, each director is elected by a majority of votes cast, and that if an incumbent director fails to be re-elected and a successor director is not elected at the same meeting, the director who failed to be re-elected will promptly tender his or her resignation to the board of directors. The board of directors will accept or reject the resignation, taking into account the recommendation of the nominating and corporate governance committee of the board of directors. In a contested election, the directors will be elected by a plurality of the votes cast.

Nomination of Directors

Yadkin

Yadkin’s bylaws provide that directors may be nominated for election to Yadkin’s board of directors by either the Nominating Committee of the board of directors or by a shareholder of Yadkin. Yadkin’s bylaws provide that a shareholder must make nominations for director by providing Yadkin with written notice of the shareholder’s intention to nominate a director. Yadkin must receive the written notice not later than the 60th calendar day nor earlier than the 90th calendar day before the anniversary of the prior year’s annual meeting. In the case of an annual meeting that is not scheduled within 30 days of the anniversary of the prior year’s annual meeting, notice must be given by the later of the 60th calendar day before the annual meeting or the 10th day following the public announcement of the date of the annual meeting. The notice of a shareholder’s intention to nominate a director must include certain information, as specified in Yadkin’s bylaws.

F.N.B.

F.N.B.’s bylaws provide that directors may be nominated for election to F.N.B.’s board of directors by either a resolution of the board of directors or by a shareholder of F.N.B. F.N.B.’s bylaws provide that a shareholder must make nominations for director by providing F.N.B. with written notice of the shareholder’s intention to nominate a director. F.N.B. must receive the written notice not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the date of the proxy statement released to shareholders in connection with its annual meeting of shareholders in the immediately preceding year. The notice of a shareholder’s intention to nominate a director must include certain information, as specified in F.N.B.’s bylaws.

Removal of Directors; Filling Vacancies on the Board of Directors

Yadkin

The North Carolina Business Corporation Act provides that unless otherwise provided in a bylaw adopted by the shareholders or in the articles of incorporation, a corporation’s shareholders may remove, with or without cause, the entire board of directors, or any individual director, upon the affirmative vote of shareholders entitled to elect directors. Under Yadkin’s bylaws, a director may only be removed by the shareholders if the notice for the meeting at which the director is removed included the removal as one of the purposes thereof. New directors may be elected at the same meeting to fill the unexpired term of the removed director.

F.N.B.

F.N.B.’s articles of incorporation provide that the affirmative vote of 75% of the outstanding shares of F.N.B. common stock is required to remove any director or the entire board of directors without cause. Under the Pennsylvania Business Corporation Law and F.N.B.’s bylaws, the remaining directors, even though less than a quorum, may, by majority vote, fill vacancies on the board of directors, including vacancies resulting from an increase in the number of directors or resulting from a removal from office.

Cumulative Voting

Yadkin

The North Carolina Business Corporation Act provides that shareholders do not have the right to cumulate votes in the election of directors unless provided otherwise in the corporation’s articles of incorporation. The Yadkin articles of incorporation do not contain a provision authorizing cumulative voting.

F.N.B.

Under the Pennsylvania Business Corporation Law, shareholders may cumulate their votes in the election of directors unless a corporation’s articles of incorporation do not permit cumulative voting. F.N.B.’s articles of incorporation do not permit cumulative voting.

Indemnification of Officers and Directors

Yadkin

Under its articles of incorporation and bylaws, Yadkin shall indemnify any director, officer, employee or agent of Yadkin and any person who at Yadkin’s request serves as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as the trustee or administrator under an employee benefit plan, against all liability and expenses, including reasonable legal fees, judgments, fines and amounts paid in settlement, which were incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding (including a proceeding brought by or on behalf of the corporation), whether civil, criminal, administrative or investigative, that is brought or threatened to be brought against him or her by reason of the fact that such person is or was a director, officer or employee of Yadkin if he/she acted in good faith and in a manner he/she reasonably believed to be in, or not opposed to, the best interests of Yadkin, and with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was

F.N.B.

Under its bylaws, F.N.B. shall indemnify any director or officer of F.N.B. or its subsidiaries against expenses, including legal fees, judgments, fines and amounts paid in settlement, which were actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit, investigation or proceeding, whether derivative or nonderivative, and whether civil, criminal, administrative or investigative, that is brought or threatened to be brought against him or her by reason of his or her performance or status as a director or officer of F.N.B. or one of its subsidiaries or affiliates. Before making that indemnity available to a director or officer, F.N.B.’s board of directors is required to determine that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of F.N.B. and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. F.N.B.’s bylaws also provide that F.N.B.

unlawful. Yadkin’s articles of incorporation and bylaws also provide that Yadkin shall advance expenses incurred in defending a civil or criminal action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or employee to repay the amount advanced unless it is ultimately determined that he or she is entitled to indemnification by Yadkin. Yadkin will also pay for reasonable expenses incurred in connection with the enforcement of rights to indemnification.

shall advance expenses incurred in defending or investigating a threatened or pending action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification by F.N.B.

With respect to derivative actions, the Pennsylvania Business Corporation Law does not allow a corporation to indemnify a director or officer who is adjudged to be liable to the corporation in respect of the claim, issue or matter for which the director or officer seeks indemnification, unless a court determines that he or she is fairly and reasonably entitled to indemnity.

Director Liability

Yadkin

Yadkin’s articles of incorporation and bylaws provide that no director of Yadkin shall be personally liable for monetary damages for any action taken in such individual’s capacity as director unless (i) the director acted or failed to act not in good faith and knew or believed that such actions were in conflict with the best interests of Yadkin; (ii) the director violated the unlawful distribution section of the North Carolina Business Corporation Act; or (iii) the director derived improper personal benefit from such action (not including compensation or other incidental benefit of serving as a director).

F.N.B.

The bylaws of F.N.B. provide that a director is not personally liable for monetary damages for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director, as described under Chapter 17, Subchapter B of the Pennsylvania Business Corporation Law, and the director’s breach of, or failure to perform, those duties constitutes self-dealing, willful misconduct or recklessness. However, the Pennsylvania Business Corporation Law does not permit a corporation to eliminate personal liability of a director under any criminal statute or with respect to payment of taxes pursuant to federal, state or local laws.

Amendment of Articles of Incorporation and Bylaws

Yadkin

The North Carolina Business Corporation Act provides that an amendment to a corporation’s articles of incorporation generally requires that, after adopting an amendment, the board of directors must submit the amendment to the shareholders for their approval and that the amendment must be approved by either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon, depending on the amendment’s nature, unless the articles of incorporation, a bylaw adopted by the shareholders or the board of

F.N.B.

The Pennsylvania Business Corporation Law requires that, unless the articles of incorporation provide for a greater vote, an amendment to the articles of incorporation which has been approved by the board of directors will be adopted upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. The Pennsylvania Business Corporation Law does not require shareholder approval for certain non-material amendments to the articles of incorporation.

directors require a greater vote. If the amendment will change the number, rights, preferences or limitations of a particular class or series of shares or create a new class or series that will have equal or superior rights or preferences to a particular class or series of stock, the affected class or series must approve the amendment separately. In accordance with the North Carolina Business Corporation Act, the board of directors may condition the proposed amendment’s submission on any basis.

Yadkin’s bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the board of directors. The board of directors does not have power to adopt a bylaw: (a) requiring more than a majority of the voting shares for a quorum at a shareholders’ meeting or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; or (b) providing for the management of Yadkin other than by the board of directors or its Executive Committee. The shareholders may make, alter, amend or repeal the Yadkin bylaws at any annual meeting or at a special meeting called for such purpose, and bylaws adopted by the directors may be altered or repealed by the shareholders. No bylaw adopted or amended by the shareholders can be altered or repealed by the board of directors, unless specific authority to do so is provided to the board of directors by the shareholders.

F.N.B.’s bylaws provide that the affirmative vote of at least 75 percent of the members of F.N.B.’s board of directors or the affirmative vote of at least 75 percent of the shares entitled to vote is required to alter or amend or adopt new bylaws.

Vote Required for Extraordinary Corporation Transactions

Yadkin

Under the North Carolina Business Corporation Act, a merger, share exchange dissolution or sale of all or substantially all of a corporation’s assets other than in the usual and regular course of business must be approved by the board of directors and a majority of all votes entitled to be cast.

However, approval of a plan of merger by shareholders of the surviving corporation is not required if (1) the articles of incorporation will not be changed except for certain amendments not needing shareholder approval, (2) following the merger, the shareholders before and after the transaction will hold the same shares with identical preferences, limitations and relative rights, (3) the number of voting shares outstanding immediately after the transaction plus the number of shares issuable as a result of the transaction will not exceed by more than 20 percent of the number of voting shares

F.N.B.

Under the Pennsylvania Business Corporation Law and Pennsylvania Entity Transactions Law, a merger, share exchange, dissolution or sale of all or substantially all of a corporation’s assets other than in the ordinary course of business must be approved by the board of directors and a majority of the votes cast by all shareholders entitled to vote on the transaction, unless the corporation’s articles of incorporation require a higher vote. F.N.B.’s articles of incorporation require a supermajority vote of at least 75% of the outstanding shares of F.N.B. common stock to approve a merger, consolidation or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of F.N.B., only if the board of directors of F.N.B. has not approved and recommended the transaction.

outstanding of the surviving corporation immediately before the transaction, and (4) the number of shares participating in corporate distributions outstanding immediately after the transaction plus the number of shares participating in corporate distributions issuable as a result of the transaction, will not exceed by more than 20 percent the number of shares participating in corporate distributions outstanding immediately before the transaction.

The Pennsylvania Entity Transactions Law provides that shareholder approval is not required for a plan of merger or sale of all or substantially all of the assets of the corporation if:

•    the surviving entity is a Pennsylvania corporation and its articles of incorporation will be identical (except for certain minor amendments) to the articles of incorporation of the corporation for which shareholder approval is not required; and

•    each share of the corporation outstanding prior to the transaction will continue as or be converted into an identical share of the surviving entity; and

•    the plan of merger provides that immediately after the transaction, the shareholders of the corporation will hold in the aggregate sufficient shares of the surviving entity to cast at least a majority of the votes entitled to be cast for the election of directors.

Interested Shareholder Transactions

Yadkin

Under the North Carolina Business Corporation Act any person who, together with such person’s affiliates and associates, beneficially owns 20 percent or more of any voting stock of the corporation requires the approval of 95 percent of all voting shares to enact (1) a merger, consolidation, share exchange or division or (2) a sale, lease, mortgage, pledge or other disposition of assets having a fair market value above a specified threshold.

F.N.B.

The F.N.B. articles of incorporation provide that an interested shareholder is any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of the corporation. Approval by the holders of two-thirds of the voting shares of the corporation, other than shares beneficially owned by the interested shareholder, is required in certain types of transactions that benefit the interested shareholder, such as the following: (1) a merger or consolidation, (2) a sale, lease, mortgage, pledge or other disposition of assets having a fair market value above a specified threshold, or (3) an issuance of shares having a fair market value above a specified threshold. However, that approval is not required in certain situations, including the following:

•    a majority of the disinterested directors has approved the interested person transaction; or

•    the consideration that shareholders will receive meets certain minimum “fair price” requirements, as determined by a formula specified in the articles of incorporation.

Fiduciary Duty

Yadkin

Under the North Carolina Business Corporation Act, a director is required to discharge his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In discharging his or her duties, a director is entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, if presented or prepared by:

•    officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; and

•    legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence; or

•    a committee of the board of which the director is not a member if the director reasonably believes the committee merits confidence.

Yadkin’s articles of incorporation provide that in determining what is in the best interests of the corporation and its shareholders, in addition to considering the long-term and short-term interests of the shareholders, the board of directors may consider any factor which they deem relevant, including the social and economic effects of the matter on the corporation and its subsidiaries, employees, depositors, customers and creditors and the communities in which the corporation and its subsidiaries operate or are located, and, when evaluating a business combination, (1) the business and financial condition and earnings prospects of any person seeking to acquire Yadkin, (2) the competence, experience, and integrity of the acquiring person and its management, and (3) the prospects for the successful conclusion of the business combination.

F.N.B.

Under the Pennsylvania Business Corporation Law, a director is required to discharge his or her duties in good faith, in a manner reasonably believed to be in the best interests of the corporation, and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In discharging his or her duties, a director is entitled to rely in good faith on information, opinions, reports, or statements, including financial statements and other financial data, if presented or prepared by:

•    officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; and

•    legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence; or

•    a committee of the board of which the director is not a member if the director reasonably believes the committee merits confidence.

F.N.B.’s articles of incorporation provide that the board of directors of F.N.B., in evaluating a proposal for an extraordinary corporate transaction, shall give due consideration to all relevant factors, including, without limitation, the long-term prospects and interests of F.N.B. and its shareholders, the social, economic, legal or other effects of any action on the employees, suppliers and customers of F.N.B. and its subsidiaries, the communities and societies in which F.N.B. and its subsidiaries operate and the economy of the state and the nation.

Provisions with Possible Anti-Takeover Effects

Yadkin

Yadkin is subject to statutory “anti-takeover” provisions under North Carolina statutes. These include (i) the protection provided pursuant to the North Carolina Control Share Acquisition Act, which blocks the voting rights of an acquiring person who makes or proposes to make a control-share acquisition, which is defined as increasing ownership in the corporation above certain thresholds, (ii) the protection provided pursuant to the North Carolina Shareholder Protection Act,, which subjects persons who acquire at least 20% of the voting power in a “control transaction” the obligation to pay objecting shareholders fair value for their shares.

In addition, Yadkin’s articles of incorporation and bylaws contain various provisions that may serve as anti-takeover protections, which include:

•    the limitation on the increase in the number of directors in any given meeting;

•    the supermajority voting requirements for certain corporate transactions; and

•    the broad range of factors that Yadkin’s board of directors may consider in discharging its duties; and

•    provisions in Yadkin’s articles of incorporation which authorize Yadkin’s board of directors, without shareholder action, to issue from time to time, up to 1,000,000 shares of preferred stock. The board of directors of Yadkin has the power to determine the voting powers, preferences, limitations and relative rights of the shares of any series so established.

F.N.B.

F.N.B. has opted out of the statutory “anti-takeover” provisions under Chapter 25 of the Pennsylvania Business Corporation Law. However, F.N.B.’s articles of incorporation and bylaws contain various provisions that may serve as anti-takeover protections, which include:

•    the ability of F.N.B.’s board of directors to fill vacancies resulting from an increase in the number of directors;

•    the supermajority voting requirements for certain corporate transactions;

•    the broad range of factors that F.N.B.’s board of directors may consider in evaluating an unsolicited offer including a tender offer proposal; and

•    provisions in F.N.B.’s articles of incorporation which authorize F.N.B.’s board of directors, without shareholder action, to issue from time to time, up to 20,000,000 shares of preferred stock. The board of directors of F.N.B. has the power to divide any and all of the shares of F.N.B. preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

Exclusive Forum

Yadkin The bylaws of Yadkin do not mandate a specific forum for adjudication of claims involving internal corporate affairs.	F.N.B. The bylaws of F.N.B. do not mandate a specific forum for adjudication of claims involving internal corporate affairs.

LEGAL MATTERS

Reed Smith LLP, Pittsburgh, Pennsylvania, has passed upon the validity of the F.N.B. common stock being registered in connection with the merger for F.N.B. Reed Smith LLP and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, have delivered their opinions to F.N.B. and Yadkin, respectively, as to certain U.S. federal income tax consequences of the merger and will deliver updated opinions in connection with the closing of the merger. See “U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.

EXPERTS

The consolidated financial statements of F.N.B. and subsidiaries appearing in F.N.B.’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of F.N.B.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Yadkin appearing in its Annual Report on Form 10-K as of December 31, 2015, and for the three year period ended December 31, 2015, and the effectiveness of its internal control over financial reporting as of December 31, 2015, have been audited by Dixon Hughes Goodman LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports given on the authority of such firm as experts in accounting and auditing.

The audited consolidated balance sheets of NewBridge Bancorp as of December 31, 2015 and 2014, and the related statements of income, comprehensive changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes, have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither Yadkin nor F.N.B. knows of any matter that a Yadkin shareholder or a F.N.B. shareholder, respectively, will present for consideration at their special meeting other than the matters described in this document. However, if any other matter properly comes before either the Yadkin special meeting or the F.N.B. special meeting or any adjournment or postponement of the special meeting, all executed proxy cards will be deemed to confer discretionary authority on the individuals named as proxies on those proxy cards to vote the shares represented by those proxy cards as to any such matters. The proxies will vote such shares in accordance with their best judgment.

This joint proxy statement/prospectus does not cover any resales of the F.N.B. common stock issued as common stock consideration pursuant to this joint proxy statement/prospectus by any shareholder deemed to be an affiliate of F.N.B. upon the consummation of the merger. F.N.B. has not authorized any person to make use of this joint proxy statement/prospectus in connection with any such resales.

WHERE YOU CAN FIND MORE INFORMATION

F.N.B. has filed with the SEC a registration statement on Form S-4 to register the shares of F.N.B. common stock to be issued pursuant to the merger agreement. This joint proxy statement/prospectus is part of that registration statement and constitutes the prospectus of F.N.B. in addition to being proxy statements of F.N.B. and Yadkin for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about F.N.B. and F.N.B. common stock. As permitted by SEC rules, F.N.B. and Yadkin have omitted from this joint proxy statement/prospectus certain information that is included in the registration statement.

F.N.B. and Yadkin also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements and other information about issuers who file electronically with the SEC, such as F.N.B. and Yadkin. You may also find the reports and other information filed by F.N.B. and Yadkin with the SEC at the respective Internet websites of F.N.B. and Yadkin, which are http://www.fnbcorporation.com and https://www.yadkinbank.com. Information on these Internet websites is not part of this joint proxy statement/prospectus.

The SEC allows F.N.B. and Yadkin to incorporate by reference information in this joint proxy statement/prospectus. This means that F.N.B. and Yadkin can disclose important information to you by referring you to another document filed separately with the SEC.

The following documents filed by F.N.B. with the SEC (File No. 001-31940) are hereby incorporated by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 26, 2016;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, filed on May 6, 2016 and August 5, 2016, respectively;

•	Current Reports on Form 8-K filed on January 11, 2016, January 15, 2016, February 19, 2016, February 23, 2016, February 24, 2016, April 6, 2016, May 19, 2016, July 21, 2016 (two filings), August 16, 2016, August 25, 2016 and August 30, 2016, and a Current Report on Form 8-K/A filed on February 25, 2016 (in each case except to the extent furnished and not filed);

•	The definitive proxy statement for the 2016 annual meeting of shareholders; and

•	The description of F.N.B. common stock contained in its Registration Statement on Form 8-A, filed on December 16, 2003 pursuant to Section 12 of the Securities Exchange Act, as amended, and any amendment or report filed for the purpose of updating such description.

The following documents filed by Yadkin with the SEC (File No. 000-52099) are hereby incorporated by reference:

•	Annual Reports on Form 10-K for the year ended December 31, 2015, filed on March 11, 2016;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, filed on May 6, 2016 and August 5, 2016, respectively;

•	Current Reports on Form 8-K filed on January 28, 2016, February 16, 2016, February 23, 2016, March 1, 2016, April 21, 2016 (two filings), May 16, 2016, May 26, 2016 and July 21, 2016 (four filings) (in each case except to the extent furnished and not filed); and

•	The definitive proxy statement for the 2016 annual meeting of shareholders, filed on April 7, 2016.

The audited consolidated balance sheets of NewBridge Bancorp as of December 31, 2015 and 2014, and the related statements of income, comprehensive changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes, are also incorporated by reference in this joint proxy statement/prospectus from Yadkin’s Current Report on Form 8-K filed on May 16, 2016.

F.N.B. and Yadkin also incorporate by reference any additional documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of the F.N.B. and Yadkin special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). Those documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a party of this joint proxy statement/prospectus.

Documents incorporated by reference are available from F.N.B. and Yadkin without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the applicable company at the following address and phone number:

F.N.B. CORPORATION	YADKIN FINANCIAL CORPORATION
One North Shore Center 12 Federal Street Pittsburgh, Pennsylvania 15212 Attention: James G. Orie, Chief Legal Officer Telephone: (724) 983-3317	3600 Glenwood Avenue, Suite 300 Raleigh, North Carolina 27612 Attention: Terry Earley, Chief Financial Officer Telephone: (919) 659-9015

F.N.B. and Yadkin shareholders requesting documents must do so by December 2, 2016 in order to receive them before their respective meetings. You will not be charge for any of these documents that you request.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Neither F.N.B. nor Yadkin has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus.

This joint proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the F.N.B. common stock this joint proxy statement/prospectus offers, nor does it constitute the solicitation of a proxy in any jurisdiction in which Yadkin or F.N.B. is not authorized to make such offer or solicitation or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this joint proxy statement/prospectus speaks as of the date of this joint proxy statement/prospectus unless we specifically indicate otherwise. The delivery of this joint proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of F.N.B. or Yadkin since the date of this proxy statement/prospectus or that the information in this joint proxy statement/prospectus or in the documents Yadkin or F.N.B. incorporates by reference into this joint proxy statement/prospectus is correct at any time subsequent to the date of such information.

FUTURE SHAREHOLDER PROPOSALS

F.N.B. Annual Meeting

If you are a F.N.B. shareholder and would like to include your proposal in F.N.B.’s notice of the 2017 Annual Meeting and related proxy materials, you must follow SEC Rule 14a-8 under the Exchange Act. In submitting your proposal, the Corporate Secretary must receive your proposal, in writing, at F.N.B.’s principal executive offices at One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, no later than December 2, 2016. If you do not follow SEC Rule 14a-8, your proposal will not be considered for inclusion in the proxy statement for next year’s annual meeting.

Pursuant to Article I, Section 1.11 of the F.N.B. bylaws, a shareholder who wishes to nominate an individual for election to the board of directors directly at an annual meeting, or to propose any business to be considered at an annual meeting, must deliver advance notice of such nomination or business to the Corporate Secretary of F.N.B. The notice must be delivered in person, by first-class United States mail postage prepaid or by reputable overnight delivery service to the attention of the Corporate Secretary, at F.N.B.’s principal executive offices at F.N.B. Corporation, One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212 during the period commencing on December 2, 2016, and ending on January 1, 2017. The shareholder must be a shareholder of record as of the date the notice is delivered and at the time of the annual meeting and must be entitled to vote at the meeting. The notice must be in writing and contain the information specified in F.N.B.’s bylaws for a director nomination or other business. The notice must contain certain information about the proposal or nominee, as applicable, which is generally equivalent to the information that would be required to be disclosed under the proxy rules of the SEC if proxies were solicited for shareholder consideration of the matter at a meeting of shareholders, as well as certain information about the shareholder who is making the proposal or nomination. Nominees also will be required to submit a completed and signed questionnaire. The questionnaire will be provided by the Corporate Secretary upon request and is similar to the annual questionnaire completed by all of F.N.B. directors regarding their background, experience and independence.

Only shareholder proposals and nominations submitted in accordance with the F.N.B. bylaw provisions will be eligible for presentation at F.N.B.’s 2017 Annual Meeting, and any other matter not submitted to the board of directors of F.N.B. in accordance with such provisions will not be considered or acted upon at F.N.B.’s 2017 Annual Meeting. The Chairman of the Board of F.N.B. is authorized to determine whether a nomination or proposal was made in accordance with F.N.B. bylaws and to declare that a defective nomination or proposal be disregarded.

Yadkin Annual Meeting

If the merger occurs, there will be no Yadkin annual meeting of shareholders for 2017. In that case, shareholder proposals must be submitted to F.N.B. in accordance with the procedures described above.

If the merger is not completed, then Yadkin will hold an annual meeting in 2017.

APPENDIX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

F.N.B. CORPORATION

and

YADKIN FINANCIAL CORPORATION

Dated as of July 20, 2016

A-i

A-ii

SCHEDULES:

Schedule I

EXHIBITS:

Exhibit A-1	Form of Voting Agreement (Individuals)	B-1
Exhibit A-2	Form of Voting Agreement (Entities)	C-1
Exhibit B	Form of Bank Merger Agreement	A-62

A-iii

INDEX OF DEFINED TERMS

Section
401(k) Plans	5.2(v)(iv)
Acquisition Proposal	6.11(e)(i)
Affiliate	3.23(b)
Agreement	Preamble
Average Closing Price	1.4(g)
Bank Merger	1.8
Bank Merger Agreement	1.8
Bank Merger Certificates	1.8
BHC Act	3.14(a)
Break-up Fee	6.11(f)
business day	9.5
Cash Consideration	1.4(b)
Cash Election	1.4(b)
Certificates	1.4(e)
Change in YDKN Recommendation	6.11(b)
Chosen Courts	9.8(b)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Contamination	3.16(b)
Control	3.23(b)
Controlled Group Liability	3.11
Determination Date	8.1(j)(iii)(B)
DP Contracts	3.22(d)
DRSP Plan	1.4(f)
Effective Time	1.2
Environmental Laws	3.16(b)
Environmental Liability	3.16(b)
ERISA	3.11
ERISA Affiliate	3.11
Exchange Act	3.6(a)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FBCA	1.1
FDIC	3.1(c)
Federal Reserve Board	3.14(a)
Final Index Price	8.1(j)(iii)(C)
Florida Articles of Merger	1.2
FNB	Preamble
FNB Bank	1.8
FNB Benefit Plan	4.11
FNB Bylaws	4.1(b)
FNB Charter	4.1(b)
FNB Common Stock	1.4(a)
FNB Disclosure Schedule	Article 4
FNB Eligible Plans	6.6(a)

A-iv

Section
FNB Employment Agreement	4.11
FNB Intellectual Property	4.20(b)
FNB Market Value	8.1(j)(iii)(A)
FNB Preferred Stock	4.2(a)
FNB Qualified Plans	4.11(d)
FNB Ratio	8.1(j)(ii)
FNB Recommendation	6.3(b)
FNB Reports	4.6(a)
FNB Shareholders Meeting	6.3(b)
FNB Stock Plans	4.2(a)
FNB Subsidiaries	3.1(d)
FNB Warrants	4.2(a)
GAAP	3.1(d)
Governmental Entity	3.4
Hazardous Substance	3.16(b)
Inactive YDKN Employees	3.11(i)
Indemnified Parties	6.7(a)
Index	8.1(j)(iii)(D)
Index Ratio	8.1(j)(ii)
Initial FNB Market Value	8.1(j)(iii)(E)
Initial Index Price	8.1(j)(iii)(F)
Insurance Amount	6.7(c)
Intellectual Property	3.22(b)
Intended Tax Treatment	Recitals
IRS	3.10(a)
IT Assets	3.22(c)
Joint Proxy Statement	3.4
knowledge	9.5
Law	3.3(b)
Leased Properties	3.17(c)
Leases	3.17(b)
Liens	3.2(b)
Loan	3.23(a)
made available	9.5
Material Adverse Effect	3.1(d)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Recitals
Merger Consideration	1.4(a)
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
NCBCA	1.1
NCCOB	3.1(c)
North Carolina Articles of Merger	1.2
NYSE	3.1(d)
OCC	3.4
OREO	3.23(b)
Outside Date	8.1(c)
Owned Properties	3.17(a)
Payment Event	6.11(g)
PBGC	3.11(e)
Person	3.9(a)

A-v

Section
Piedmont PEP	1.4(d)
Plan Termination Date	6.6(e)
Rabbi Trust Agreement	1.4(d)
Registration Statement	3.4
Regulatory Agencies	3.14(c)
Reincorporation	6.18
Requisite FNB Vote	4.3(a)
Requisite Regulatory Approvals	7.1(c)
Requisite YDKN Vote	3.3(a)
Sarbanes-Oxley Act	3.6(a)
Securities Act	3.6(a)
SRO	3.4
Subsidiary	3.1(d)
Superior Proposal	6.11(e)(ii)
Surviving Company	Recitals
Takeover Laws	3.18(a)
Tax	3.10(b)
Tax Representation Letters	6.13(a)
Tax Return	3.10(c)
Third Party	6.11(e)(iii)
Third Party Leases	3.17(d)
Treasury Regulations	Recitals
Treasury Shares	1.4(c)
Withdrawal Liability	3.11
YDKN	Preamble
YDKN Articles	3.1(b)
YDKN Bank	1.8
YDKN Benefit Plan	3.11
YDKN Bylaws	3.1(b)
YDKN Common Stock	1.4(b)
YDKN Designee	1.3(b)
YDKN Disclosure Schedule	Article 3
YDKN Employees	3.11(i)
YDKN Employment Agreement	3.11
YDKN Equity Awards	1.6(b)
YDKN Equity Plans	1.6(a)
YDKN Intellectual Property	3.22(b)
YDKN Non-Voting Common Stock	1.4(b)
YDKN Qualified Plans	3.11(d)
YDKN Recommendation	6.3(a)
YDKN Reports	3.6(a)
YDKN Representatives	6.11(a)
YDKN Restricted Stock Award	1.6(b)
YDKN Shareholders Meeting	6.3(a)
YDKN Stock Option	1.6(a)
YDKN Subsidiaries	3.1(d)
YDKN Voting Common Stock	1.4(a)

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 20, 2016 (this “Agreement”), between F.N.B. CORPORATION, a Florida corporation (“FNB”), and YADKIN FINANCIAL CORPORATION, a North Carolina corporation (“YDKN”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of YDKN and FNB have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement pursuant to which YDKN will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FNB (the “Merger”), so that FNB is the surviving company in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, as a material inducement to FNB to enter into this Agreement, each of the Persons set forth on Schedule I attached hereto have entered into a voting agreement with FNB dated as of the date hereof, substantially in the forms attached hereto as Exhibit A-1 and Exhibit A-2, pursuant to which each such Person has agreed, among other things, to vote all shares of YDKN Common Stock (as defined herein) owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations of the U.S. Department of the Treasury promulgated thereunder (as such regulations may be amended from time to time, including corresponding provisions of successor rules and regulations thereto, the “Treasury Regulations”), (ii) FNB and YDKN each be a party to the reorganization within the meaning of Section 368(b) of the Code (clauses (i) and (ii), the “Intended Tax Treatment”), and (iii) this Agreement be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treas. Reg. § 1.368-2(g); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the bank and bank holding company laws of North Carolina (N.C.G.S. § 53C-7-201 et seq. and N.C.G.S. §53C-10-201 et seq.) and the North Carolina Business Corporation Act (the “NCBCA”) and the Florida Business Corporation Act (the “FBCA”), at the Effective Time, YDKN shall merge with and into FNB. FNB shall be the surviving company in the Merger, and shall continue its corporate existence under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of YDKN shall cease.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger that shall be filed with the Secretary of State of the State of North Carolina (the “North Carolina Articles of Merger”) and

the articles of merger that shall be filed with the Secretary of State of the State of Florida (the “Florida Articles of Merger”), respectively, on or before the Closing Date. The term “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the North Carolina Articles of Merger and the Florida Articles of Merger.

1.3 Effects of the Merger.

(a) Effects Under NCBCA and FBCA. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of (i) the NCBCA and the bank and bank holding company laws of North Carolina, and (ii) the FBCA.

(b) Directors and Executive Officers of the Surviving Company. The directors of the Surviving Company at and immediately after the Effective Time shall be (i) the directors of FNB immediately prior to the Merger, and (ii) one (1) current member of YDKN’s Board of Directors designated by FNB in consultation with YDKN (the “YDKN Designee”). The YDKN Designee will have a term expiring at the first annual meeting of FNB shareholders following the Effective Time. The executive officers of the Surviving Company at and immediately after the Effective Time shall be the executive officers of FNB immediately prior to the Merger.

1.4 Conversion of YDKN Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of YDKN, FNB or the holder of any of the following securities:

(a) Subject to the provisions of this Agreement, each share of Voting Common Stock, par value $1.00 per share, of YDKN (the “YDKN Voting Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares, shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as consideration in the Merger, 2.16 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of FNB (“FNB Common Stock”) (the “Merger Consideration”).

(b) Subject to the provisions of this Agreement, each share of Non-Voting Common Stock, par value $1.00 per share, of YDKN (the “YDKN Non-Voting Common Stock” and, together with the Yadkin Voting Common Stock, the “YDKN Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares, shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive, at the election of the holders of Yadkin Non-Voting Common Stock, either (i) the Merger Consideration or (ii) an amount in cash (the “Cash Election”), rounded up to the nearest $0.01, equal to the Average Closing Price multiplied by the Exchange Ratio (the “Cash Consideration”).

(c) At and after the Effective Time, each Treasury Share shall be cancelled and retired and no shares of FNB Common Stock or other consideration shall be issued in exchange therefor. “Treasury Shares” means the shares of YDKN Common Stock held by YDKN, any YDKN Subsidiaries, FNB or any FNB Subsidiaries, in each case other than shares of YDKN Common Stock held in YDKN Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

(d) The parties acknowledge that the Merger constitutes a “Change of Control,” as defined in the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan (the “Piedmont PEP”). Immediately prior to Effective Time, YDKN, through the Rabbi Trust established pursuant to that certain Rabbi Trust Agreement, made as of July 4, 2014, by and between YDKN and U.S. Bank National Association (the “Rabbi Trust Agreement”), shall pay in shares of YDKN Common Stock all amounts due to plan participants and, if applicable, their beneficiaries under Section 4.3 of the Piedmont PEP and all remaining shares of YDKN Common Stock in the Rabbi Trust shall be distributed to legacy stockholders of Piedmont Community Bank Holdings, Inc. pursuant to the terms of the Rabbi Trust Agreement and shall be treated for the purposes of this Agreement in the same manner as all other issued and outstanding shares of YDKN Common Stock including Section 1.4(a).

(e) At the Effective Time, the stock transfer books of YDKN shall be closed as to holders of YDKN Common Stock immediately prior to the Effective Time and no transfer of shares of YDKN Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing shares of YDKN Common Stock (“Certificates,” it being understood that any reference herein to “Certificates” shall be deemed to include reference to shares of YDKN Common Stock held in book entry form) are properly presented pursuant to Section 2.2(a) of this Agreement to the Exchange Agent, such Certificates shall be cancelled and exchanged for FNB Common Stock held in book entry form representing the number of whole shares into which the shares of YDKN Common Stock represented by the Certificates was converted in the Merger, plus, if applicable pursuant to Section 1.4(g), any payment for any fractional share of FNB Common Stock (without any interest thereon) and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(f) Each holder of YDKN Common Stock shall have the option of enrolling the whole shares of FNB Common Stock issuable to such shareholder upon the consummation of the Merger in FNB’s Dividend Reinvestment and Direct Stock Purchase Plan (the “DRSP Plan”), as long as such shareholder enrolls with a minimum of fifty (50) whole shares of FNB Common Stock. Each YDKN shareholder electing to enroll in the DRSP Plan shall be issued FNB Common Stock held in book entry form representing the number of whole shares received in the Merger.

(g) Notwithstanding any other provision of this Agreement, each holder of YDKN Common Stock who would otherwise be entitled to receive a fractional share of FNB Common Stock, after taking into account all shares of YDKN Common Stock owned by such holder as of immediately prior to the Effective Time, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price by (b) the fraction of a share (calculated to the nearest ten-thousandth when expressed in decimal form) of FNB Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means the average composite closing price of FNB Common Stock as reported by the NYSE for each of the twenty (20) consecutive trading days ending on and including the fifth (5th) such trading day prior to the Closing Date rounded to the nearest ten-thousandth.

1.5 FNB Capital Stock. At and after the Effective Time, each share of FNB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 YDKN Equity Awards.

(a) YDKN Stock Options. Each outstanding and unexercised option immediately prior to the Effective Time that was granted to purchase shares of YDKN Common Stock (each, a “YDKN Stock Option”) under an equity-based compensation plan identified in Section 1.6(a) of the YDKN Disclosure Schedule (collectively, the “YDKN Equity Plans”), shall, at the Effective Time, cease to represent a right to acquire shares of YDKN Common Stock and shall be assumed by FNB and converted automatically into an option to acquire that number of whole shares of FNB Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (a) the number of shares of YDKN Common Stock subject to such YDKN Stock Option immediately prior to the Effective Time and (b) the Exchange Ratio, with an exercise price per share (rounded up to the nearest whole cent) obtained by dividing (i) the per share exercise price under each such YDKN Stock Option immediately prior to the Effective Time by (ii) the Exchange Ratio. Each such YDKN Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applicable immediately prior to the Effective Time except as provided in this Section 1.6(a) and that from and after the Effective Time, FNB and the Compensation Committee of the FNB Board of Directors, including, if applicable, the entire Board of Directors of FNB, shall be substituted for YDKN and the Compensation Committee of the Board of Directors of YDKN, including, if applicable, the entire Board of Directors of YDKN, administering such YDKN Equity Plans. Notwithstanding the foregoing, each YDKN Stock

Option that is an “incentive stock option” shall be adjusted as required by Section 424 of the Code and the Treasury Regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. FNB and YDKN agree to take all reasonable and necessary steps to effect the provisions of this Section 1.6(a). Promptly following the Effective Time, FNB shall issue to each holder of each outstanding YDKN Stock Option that has been assumed by FNB a document evidencing the conversion and assumption of such YDKN Stock Option by FNB pursuant to this Section 1.6(a).

(b) YDKN Restricted Stock. At the Effective Time, each award in respect of a share of YDKN Common Stock subject to vesting, repurchase or other lapse restriction granted under a YDKN Equity Plan that is outstanding immediately prior to the Effective Time (a “YDKN Restricted Stock Award” and, together with the YDKN Stock Options, the “YDKN Equity Awards”) shall fully vest and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to Section 1.4 and the shares of YDKN Common Stock subject to such YDKN Restricted Stock Award shall be treated for the purposes of this Agreement in the same manner as all other shares of YDKN Common Stock.

1.7 Articles of Incorporation and Bylaws of the Surviving Company. At the Effective Time, the FNB Charter, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with its terms and applicable Law. At the Effective Time, the FNB Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with its terms and applicable Law.

1.8 The Bank Merger. As soon as practicable after the execution of this Agreement, YDKN and FNB shall cause Yadkin Bank (“YDKN Bank”), a state-chartered bank and a wholly owned subsidiary of YDKN, and First National Bank of Pennsylvania (“FNB Bank”), a national banking association and wholly owned subsidiary of FNB, respectively, to enter into a bank merger agreement substantially in the form attached to this Agreement as Exhibit B (the “Bank Merger Agreement”), which provides for the merger of YDKN Bank with and into FNB Bank immediately following the Merger, with FNB Bank being the surviving entity (the “Bank Merger”). Prior to filing applications for the Requisite Regulatory Approvals: (i) (A) YDKN shall cause YDKN Bank to obtain approval from the Board of Directors of YDKN Bank for the Bank Merger Agreement, (B) YDKN, as the sole shareholder of YDKN Bank, shall approve the Bank Merger Agreement and (C) YDKN shall cause the Bank Merger Agreement to be duly executed by YDKN Bank and delivered to FNB; and (ii) (A) FNB shall cause FNB Bank to obtain approval from the Board of Directors of FNB Bank for the Bank Merger Agreement, (B) FNB, as the sole shareholder of FNB Bank, shall approve the Bank Merger Agreement and (C) FNB shall cause the Bank Merger Agreement to be duly executed by FNB Bank and delivered to YDKN. Prior to the Effective Time, YDKN shall cause YDKN Bank, and FNB shall cause FNB Bank, to execute such articles or statement of merger and such other documents and certificates as are necessary or desirable to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time.

1.9 Right to Revise Structure. At FNB’s election delivered to YDKN in writing, FNB may at any time alternatively structure the Merger so that any direct or indirect wholly owned subsidiary of FNB is merged with and into YDKN; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration or treatment of the shares YDKN Common Stock or YDKN Equity Awards provided for in this Agreement, (ii) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.2(d) and 7.3(d) or adversely affect the Tax treatment for YDKN’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, or (iii) be reasonably likely to impede or delay consummation of the transactions this Agreement contemplates. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

ARTICLE 2

EXCHANGE OF SHARES

2.1 FNB to Make Merger Consideration Available. At or as promptly as practicable following the Effective Time, FNB shall deposit, or shall cause to be deposited, with Computershare Trust Company, N.A., as exchange agent (“Exchange Agent”), for the benefit of the holders of Certificates and for exchange in accordance with this Article 2, (i) book entry shares representing the aggregate number of shares of FNB Common Stock issuable pursuant to this Agreement in exchange for the shares of YDKN Common Stock outstanding immediately prior to the Effective Time of the Merger and (ii) immediately available funds sufficient in amount to pay (x) any Cash Consideration issuable in accordance with Section 1.4(b), (y) any dividends or distributions payable in accordance with Section 2.2(b)(i), and (z) cash in lieu of any fractional shares of FNB Common Stock to be issued pursuant to Section 1.4(g), and paid pursuant to Section 2.2(a) in exchange for outstanding shares of YDKN Common Stock (such immediately available funds and book entry shares of FNB Common Stock, collectively being referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by FNB, provided that no such investment or losses thereon shall affect the amounts payable to the holders of Certificates.

2.2 Exchange Shares.

(a) As soon as practicable after the Effective Time, but in no event later than five (5) business days thereafter, the Exchange Agent shall mail to each holder of record of YDKN Common Stock a letter of transmittal in customary form as prepared by FNB and reasonably acceptable to YDKN (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the shares of YDKN Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). After the Effective Time of the Merger, each holder of a Certificate formerly representing shares of YDKN Common Stock, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to: (i) book entry shares representing FNB Common Stock into which the shares YDKN Common Stock shall have been converted pursuant to Section 1.4, (ii) any cash in lieu of any fractional share of FNB Common Stock to which such holder would otherwise be entitled and (iii) any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b); provided however, that if the holder of Yadkin Non-Voting Common Stock has made the Cash Election and has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, then such holder shall, upon acceptance thereof, be entitled to the Cash Consideration. The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Subject to applicable Law, until surrendered as contemplated by this Section 2.2, each Certificate representing shares of YDKN Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Merger Consideration, any cash in lieu of fractional shares into which the shares of YDKN Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement, any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b) and, if applicable, the Cash Consideration. Subject to applicable Law, FNB shall not be obligated to deliver the Merger Consideration, any cash in lieu of fractional shares and/or any declared but unpaid dividends or, if applicable, the Cash Consideration to which any former holder of YDKN Common Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 2.2. If any shares of FNB Common Stock, or any cash in lieu of fractional shares and/or declared but unpaid dividends, are to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to FNB, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by FNB or the Exchange Agent, the posting by such Person of a bond in such amount as FNB and the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, FNB or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(b) Following surrender of any such Certificate, there shall be paid to the record holder of the whole shares of FNB Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or distributions, if any, with a record date prior to the Effective Time that have been declared by YDKN in respect of shares of YDKN Common Stock after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of FNB Common Stock to which such holder is entitled pursuant to Section 1.4(g) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger and which had become payable with respect to such whole shares of FNB Common Stock prior to the time of surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FNB Common Stock.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of YDKN of the shares of YDKN Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of shares of YDKN Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to FNB for any reason, they shall be cancelled and exchanged as provided in this Agreement. All shares of FNB Common Stock, cash in lieu of fractional shares of FNB Common Stock and/or declared but unpaid dividends issued or paid upon the surrender for exchange of shares of YDKN Common Stock (or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms hereof) and the letter of transmittal, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of YDKN Common Stock.

(d) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of YDKN following the passage of twelve (12) months after the Effective Time of the Merger shall be delivered to FNB, upon demand, and any shareholders of YDKN who have not theretofore complied with this Section 2.2 shall thereafter look only to FNB for payment of their claim for FNB Common Stock, any cash in lieu of fractional shares of FNB Common Stock and any unpaid dividends or distributions payable in accordance with Section 2.2(b).

(e) Neither YDKN nor FNB shall be liable to any holder of shares of YDKN Common Stock or FNB Common Stock, as the case may be, for such shares, any dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of FNB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of FNB Common Stock for the account of the Persons entitled thereto.

2.3 Adjustments for Dilution and Other Matters. If prior to the Effective Time of the Merger, (a) FNB shall declare a stock dividend or distribution on FNB Common Stock with a record date prior to the Effective

Time of the Merger, or subdivide, split up, reclassify or combine FNB Common Stock, or make a distribution other than a regular quarterly cash dividend, on FNB Common Stock or on any security convertible into FNB Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of FNB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, then a proportionate adjustment or adjustments will be made to the Exchange Ratio and, as applicable, the Average Closing Price to give holders of YDKN Common Stock the same economic effect as contemplated by this Agreement prior to such event, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of such class of FNB Common Stock generally.

2.4 Withholding Rights. The Exchange Agent or, subsequent to the first anniversary of the Effective Time, FNB, shall be entitled to deduct and withhold from any cash in lieu of fractional shares of FNB Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of YDKN Common Stock or YDKN Equity Awards such amounts as the Exchange Agent or FNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or FNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of YDKN Common Stock or YDKN Equity Awards in respect of whom such deduction and withholding was made by the Exchange Agent or FNB, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF YDKN

Except as (i) disclosed in the disclosure schedule delivered by YDKN to FNB prior to the execution of this Agreement (the “YDKN Disclosure Schedule”) or (ii) as disclosed in any YDKN Reports filed by YDKN prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), YDKN hereby represents and warrants to FNB as follows:

3.1 Corporate Organization.

(a) YDKN is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. YDKN has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so licensed or qualified would not have a Material Adverse Effect upon YDKN.

(b) True and complete copies of the articles of incorporation of YDKN (the “YDKN Articles”) and the bylaws of YDKN (the “YDKN Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to FNB.

(c) YDKN Bank is a state-chartered bank and is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks (“NCCOB”). YDKN Bank is duly organized, and validly existing and in good standing under the laws of the State of North Carolina and has the requisite power and authority, corporate or otherwise, to own its property and carry on its business as presently conducted, but is not qualified to do business in any other jurisdiction or required to be qualified to do business in any other jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect on YDKN. Each of YDKN’s other Subsidiaries (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on YDKN. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of YDKN, copies of which have been made available to FNB, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

(d) As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party, or a subsidiary of such party, is a general partner, or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more Subsidiaries thereof, and the terms “YDKN Subsidiaries” and “FNB Subsidiaries” shall mean any direct or indirect Subsidiary of YDKN or FNB, respectively; and (ii) the term “Material Adverse Effect” means, with respect to FNB, YDKN or the Surviving Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects, (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date of this Agreement, in Laws of general applicability or interpretations thereof by courts or any Governmental Entity, (3) actions or omissions of (x) FNB or (y) YDKN, in each case, taken at the request of, or with the prior written consent of, the other or required hereunder, (4) changes, events or developments, after the date of this Agreement, in the regional, national or world economy or financial or securities markets generally, or changes, events or developments, after the date of this Agreement, in general economic conditions or other changes, events or developments, after the date of this Agreement that affect banks or savings associations or their holding companies generally, except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate, (5) consummation or public disclosure of the transactions this Agreement contemplates, including the resignation of employment of employees or any impact on such party’s business, customer relations, condition or results of operations, in each case as a result therefrom, (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof, (7) any changes in interest rates or foreign currency rates, (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates, (9) any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings, (10) a decline in the price, or a change in the trading volume of, such party’s common stock on the New York Stock Exchange (including any successor exchange, the “NYSE”) and (11) any matter to the extent that (x) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to this Agreement or in the YDKN Reports or FNB Reports prior to the date hereof (except for risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), as applicable, and (y) such disclosed matter does not worsen in a materially adverse manner, or (B) materially delays or impairs the ability of such party to timely consummate the transactions this Agreement contemplates.

3.2 Capitalization.

(a) The authorized capital stock of YDKN consists of 76,000,000 shares of capital stock, which are divided into 75,000,000 shares of common stock (of which 73,333,334 shares are designated as voting common stock and 1,666,666 are designated as non-voting common stock), par value $1.00 per share and 1,000,000 shares of preferred stock, no par value. As of the date of this Agreement, there are (i) 51,453,977 shares of YDKN Voting Common Stock issued and outstanding (which for the avoidance of doubt, includes the shares referenced in (iv) below), (ii) 199,663 shares of YDKN Non-Voting Common Stock outstanding that are held of record by the Persons set forth in Section 3.2(a)(ii) of the YDKN Disclosure Schedule, (iii) no shares of preferred stock outstanding, (iv) 195,000 shares of YDKN Voting Common Stock issued in respect of outstanding YDKN Restricted Stock Awards, (v) 265,050 shares of YDKN Voting Common Stock reserved for issuance upon the exercise of outstanding YDKN Stock Options, (vi) 114,621 shares of YDKN Voting Common Stock reserved for issuance pursuant to future grants under a YDKN Equity Plan and (vii) no other shares of capital stock or other equity securities of YDKN issued, reserved for issuance or outstanding. All of the issued and outstanding shares of YDKN Common Stock have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than YDKN Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating YDKN to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares of YDKN Common Stock or other equity interests of YDKN. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of YDKN may vote are issued or outstanding.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each YDKN Subsidiary are owned by YDKN, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) YDKN has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of the Requisite YDKN Vote and Requisite Regulatory Approvals. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of YDKN. Except for the approval of this Agreement required under North Carolina law by the affirmative vote of a majority of the outstanding shares of YDKN Voting Common Stock (such affirmative shareholder vote, the “Requisite YDKN Vote”), no other corporate approvals on the part of YDKN are necessary to approve this Agreement or consummate the Merger. Other than those set forth in Section 1.8, no corporate approvals on the part of YDKN or YDKN Bank are necessary to approve the Bank Merger Agreement or consummate the Bank

Merger. This Agreement has been duly and validly executed and delivered by YDKN and, assuming the due authorization, execution and delivery of this Agreement by FNB, constitutes the valid and binding obligation of YDKN, enforceable against YDKN in accordance with its terms, except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of insured depository institutions or the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by YDKN nor the consummation by YDKN of the transactions this Agreement contemplates, nor compliance by YDKN with any of the terms or provisions of this Agreement, will (i) violate any provision of the YDKN Articles or the YDKN Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made and are in full force and effect, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to YDKN, any of the YDKN Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of YDKN or any of the YDKN Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which YDKN or any of the YDKN Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on YDKN.

3.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, with the NCCOB under Chapters 53 and 53C of the North Carolina General Statutes and with the Office of the Comptroller of the Currency (the “OCC”) under the National Bank Act and Bank Merger Act, and approval of such applications and notices, (b) the filing with the Securities and Exchange Commission of a joint proxy statement in definitive form relating to the meeting of YDKN’s shareholders to be held in connection with this Agreement (the “Joint Proxy Statement”) and of a registration statement on Form S-4 (the “Registration Statement”) in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the Registration Statement, (c) the filing of the North Carolina Articles of Merger with, and its acceptance for record by, the Secretary of State of the State of North Carolina pursuant to the NCBCA, the filing of the Florida Articles of Merger with, and its acceptance for record by, the Secretary of State of the State of Florida pursuant to the FBCA, and the filing of the Bank Merger Certificates and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of the listing on the NYSE of such shares of FNB Common Stock issuable in the Merger, no consents or approvals of, or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality of any federal, state, local or foreign government (each, a “Governmental Entity”) or any industry self-regulatory organization, including the Financial Industry Regulatory Authority, Inc. (“SRO”), are necessary in connection with (i) the execution and delivery by YDKN of this Agreement and (ii) the consummation by YDKN of the Merger and the other transactions this Agreement contemplates. No event has occurred, nor has any circumstance arisen, that, to the knowledge of YDKN, would reasonably be likely, either individually or together with any other event or circumstance, to impair the ability to obtain or materially delay the receipt of the Requisite Regulatory Approvals on a timely basis or result in the imposition of a Materially Burdensome Regulatory Condition.

3.5 Reports. YDKN and each of the YDKN Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with the applicable Regulatory Agencies (other than the OCC) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any local government, any foreign entity, or any Regulatory Agency (other than the OCC), and have paid all fees and assessments due and payable in connection therewith.

3.6 SEC Reports; Financial Statements.

(a) YDKN and each YDKN Subsidiary has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act of 1933, as amended (the “Securities Act”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or under the securities regulations of the SEC since January 1, 2014 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “YDKN Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any YDKN Report has been amended by a subsequently filed YDKN Report prior to the date hereof, in which case, as of the date of such amendment, (i) the YDKN Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and (ii) none of the YDKN Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of YDKN’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the YDKN Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except, in each case, as may be expressly indicated in such statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of YDKN and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end normal and recurring audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) There are no outstanding comments from or material unresolved issues raised by the SEC staff with respect to the YDKN Reports.

(d) The books and records of YDKN and its Subsidiaries have been since January 1, 2014, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of YDKN and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of YDKN or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have a material adverse effect on the system of internal accounting controls described in the following sentence. YDKN and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. YDKN (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to YDKN, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of YDKN by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the YDKN Reports and

(ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to YDKN’s outside auditors and the audit committee of the Board of Directors of YDKN (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect YDKN’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in YDKN’s internal control over financial reporting.

(e) Since January 1, 2014, (A) neither YDKN nor any of its Subsidiaries nor, to the knowledge of YDKN, any director, officer, employee, auditor, accountant or representative of YDKN or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of YDKN or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that YDKN or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing YDKN or any of its Subsidiaries, whether or not employed by YDKN or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by YDKN or any of its officers, directors, employees or agents to the YDKN Board of Directors or any committee thereof or, to the knowledge of YDKN, to any of YDKN’s directors or officers.

3.7 Broker’s Fees. Except for Sandler O’Neill + Partners, L.P., neither YDKN nor any YDKN Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

3.8 Absence of Certain Changes or Events. Since December 31, 2015, (i) YDKN and the YDKN Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to YDKN.

3.9 Legal Proceedings.

(a) There is no pending, or, to YDKN’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization, Governmental Entity or other entity (each, a “Person”) relating to YDKN, any of the YDKN Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have a Material Adverse Effect on YDKN.

(b) There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon YDKN, any of the YDKN Subsidiaries or the assets of YDKN or any of the YDKN Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on YDKN.

3.10 Taxes and Tax Returns.

(a) Each of YDKN and the YDKN Subsidiaries has duly and timely filed, including all applicable extensions, all income and other material Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all material Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of YDKN and the YDKN Subsidiaries. Neither YDKN nor any of the YDKN Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon YDKN or any of the YDKN Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where YDKN or any of the YDKN Subsidiaries has not filed Tax Returns such that YDKN or any of the YDKN Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, YDKN or any of the YDKN Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of YDKN and the YDKN Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of YDKN or any of the YDKN Subsidiaries. Neither YDKN nor any of the YDKN Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among YDKN and the YDKN Subsidiaries. Neither YDKN nor any of the YDKN Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was YDKN, or (B) has any liability for the Taxes of any Person, other than YDKN or any of the YDKN Subsidiaries, under Treas. Reg. § 1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither YDKN nor any of the YDKN Subsidiaries has been, during the two-year period ending on the date hereof, a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to be governed in whole or in part by Sections 355 of the Code. YDKN is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither YDKN, nor any of the YDKN Subsidiaries or any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any private letter rulings of the U.S. Internal Revenue Service (“IRS”) or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither YDKN nor any of the YDKN Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the U.S. Internal Revenue Service (“IRS”) has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction”, as set forth in Treas. Reg. § 1.6011-4(b)(2). YDKN has made available to FNB complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of YDKN and the YDKN Subsidiaries relating to all taxable periods beginning on and after January 1, 2012, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to YDKN or the YDKN Subsidiaries. Neither YDKN, any of the YDKN Subsidiaries nor FNB, as a successor to YDKN, will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of YDKN or any of the YDKN Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods or portions thereof ending on or before the Closing Date. Neither YDKN nor any of the YDKN Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, severance, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, license, employment, social security, unemployment, excise, stamp, occupation, and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treas. Reg § 1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under Law or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“YDKN Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of YDKN or any of the YDKN Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by YDKN or any of the YDKN Subsidiaries or to which YDKN or any of the YDKN Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“YDKN Employment Agreement” means a contract, offer letter or agreement of YDKN or any of the YDKN Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which YDKN or any of the YDKN Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the YDKN Disclosure Schedule includes a complete list of all YDKN Benefit Plans and all YDKN Employment Agreements.

(b) With respect to each YDKN Benefit Plan, YDKN has delivered or made available to FNB, as applicable, a true, correct and complete copy of: (i) each writing constituting a part of such YDKN Benefit Plan, including all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, (vi) the most recent determination or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. YDKN has delivered or made available to FNB a true, correct and complete copy of each YDKN Employment Agreement.

(c) All contributions required to be made to any YDKN Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any YDKN Benefit Plan, for the period six (6) years prior to and through the date of this Agreement, have been timely made or paid in full. Each YDKN Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code, (ii) is self-funded, or (iii) is unfunded.

(d) With respect to each YDKN Benefit Plan, YDKN and the YDKN Subsidiaries have complied in all material respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such YDKN Benefit Plans. Each YDKN Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be likely to give rise to, any requirement for the posting of security with respect to any YDKN Benefit Plan or the imposition of any material lien on the assets of YDKN or any of the YDKN Subsidiaries under ERISA or the Code. Section 3.11(d) of the YDKN Disclosure Schedule identifies each YDKN Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (the “YDKN Qualified Plans”). The IRS has issued a favorable determination letter with respect to each YDKN Qualified Plan and the related trust which has not been revoked, or YDKN is entitled to rely on a favorable opinion issued by the IRS. To the knowledge of YDKN, there are no existing circumstances and no events have occurred that would reasonably be likely to adversely affect the qualified status of any YDKN Qualified Plan or the related trust. None of YDKN and the YDKN Subsidiaries nor, to YDKN’s knowledge, any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be likely to subject YDKN, any of the YDKN Subsidiaries or any Person that YDKN or any of the YDKN Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each YDKN Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (B) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (C) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by YDKN or any of the YDKN Subsidiaries and (D) the PBGC has not instituted proceedings to terminate any such YDKN Benefit Plan and, to YDKN’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such YDKN Benefit Plan.

(f) (i) No YDKN Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) none of YDKN and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of YDKN and the YDKN Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of YDKN or any of the YDKN Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the YDKN Benefit Plans or YDKN Employment Agreements. Without limiting the generality of the foregoing, neither YDKN nor any of the YDKN Subsidiaries, nor, to YDKN’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) YDKN and the YDKN Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to YDKN and the YDKN Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of YDKN or any of the YDKN Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation including deferred compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) YDKN has delivered or made available to FNB a true and complete list of the corporate and functional titles, hire dates, incentive compensation, profit sharing and bonuses paid in 2015, full or part-time status, 2016 annual salaries or hourly rates of all employees of YDKN or any of the YDKN Subsidiaries (“YDKN Employees”) as of the date hereof and, with respect to any YDKN Employee on a leave of absence or otherwise not actively employed (“Inactive YDKN Employees”), the date on which each such Inactive YDKN Employee is expected to return to active employment. Except as otherwise set forth in Section 3.11(i) of the YDKN Disclosure Schedule, (A) none of the YDKN Employees has a contract of employment with YDKN or any of the YDKN Subsidiaries, (B) all YDKN Employees are employees “at will” whose employment is terminable without liability therefor and (C) none of the YDKN Employees has a contract with YDKN or any of the YDKN Subsidiaries relating to stay bonuses, retention or stay payments, severance pay or benefits or other perquisites or benefits.

(j) No labor union, labor organization or works council has made a demand for recognition or certification for representation of employees of YDKN or YDKN Subsidiaries, and there are no representations, certification proceedings, or petitions seeking a representation proceeding presently pending or, to YDKN’s knowledge, threatened against YDKN or YDKN Subsidiaries. Each of YDKN and the YDKN Subsidiaries is in compliance in all material respects with all applicable Laws and collective bargaining agreements respecting employment and employment practices and terms and conditions of employment, including but not limited to wage and hour, worker classification, occupational safety and health, immigration, and the Worker Adjustment and Retraining Notification Act and any similar law.

(k) With respect to each YDKN Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, each such nonqualified deferred compensation plan has since January 1, 2005 been operated in material compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder and the document or documents that evidence such plan have, by January 1, 2009, conformed in all material respects to the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

3.12 Compliance with Applicable Law. YDKN and each of the YDKN Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and are and have been in compliance in all material respects with, all Laws applicable to YDKN or any of the YDKN Subsidiaries, including the Equal Credit Opportunity Act and Regulation B, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and applicable limits on loans to one borrower, except where such failure to hold or such noncompliance is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on YDKN. YDKN and each of the YDKN Subsidiaries have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

3.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on YDKN, (a) none of YDKN nor any of the YDKN Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any contract, lease, license or other agreement or instrument, (b) to the knowledge of YDKN, none of the other parties to any such contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder, and (c) neither YDKN nor any of the YDKN Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of YDKN or any of the YDKN Subsidiaries.

3.14 YDKN Regulatory Matters.

(a) YDKN is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).

(b) The deposit accounts of YDKN Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to YDKN’s knowledge, threatened. YDKN Bank received a rating of “satisfactory” in its most recent examination under the Community Reinvestment Act.

(c) Since January 1, 2014, neither YDKN nor any of its Subsidiaries has been a party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, either (i) the Federal Reserve Board, (ii) the FDIC, (ii) the OCC, (iv) the NCCOB or any other state regulatory authority, (v) any foreign regulatory authority, (vi) any SRO or (vii) the SEC (collectively, “Regulatory Agencies”) or any other Governmental Entity. Neither YDKN nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Regulatory Agency or other Governmental Entity that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither YDKN nor any of its Subsidiaries has reason to believe that any Regulatory Agency or other Governmental Entity is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.

(d) Except for examinations of YDKN and its Subsidiaries conducted by their respective primary functional regulators in the ordinary course of business, no Regulatory Agency or other Governmental Entity has initiated, threatened, or has pending any proceeding or, to the knowledge of YDKN, any inquiry or investigation into the business or operations of YDKN or any of its Subsidiaries, except where such proceeding, inquiry, or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on YDKN or to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(e) There is no unresolved violation, apparent violation, criticism, matter requiring attention, recommendation, or exception cited, made, or threatened by any Regulatory Agency or other Governmental Entity in any report of examination, report of inspection, supervisory letter or other communication with YDKN or any of its Subsidiaries that (i) relates to anti-money laundering, economic sanctions, or consumer protection, (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on YDKN or (iii) would reasonably be likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals.

3.15 Undisclosed Liabilities. Neither YDKN nor any of its Subsidiaries has, and since December 31, 2015, neither YDKN nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities properly accrued or reserved against in the unaudited consolidated balance sheet of YDKN and its Subsidiaries as of March 31, 2016 included in the YDKN Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2016, (iii) liabilities and obligations that are not material to YDKN and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

3.16 Environmental Liability.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on YDKN or any of its Subsidiaries, (i) YDKN and the YDKN Subsidiaries are in compliance, and since January 1, 2012 have complied, with all applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by YDKN or any of the YDKN Subsidiaries, or on any property in which YDKN or any of the YDKN Subsidiaries has held a security interest, Lien, or a fiduciary or management role, that would reasonably be likely to result in an Environmental Liability for YDKN or the YDKN Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in an Environmental Liability for YDKN or the YDKN Subsidiaries, (iv) neither YDKN nor any of the YDKN Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, and (v) neither YDKN nor any of the YDKN Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be likely to result in an Environmental Liability of YDKN or the YDKN Subsidiaries. YDKN has made available to FNB copies of all material environmental reports or studies, sampling data, correspondence and filings in its possession or relating to YDKN, the YDKN Subsidiaries and any currently owned or leased property of YDKN which were prepared in the last four (4) years.

(b) As used in this Agreement, (i) the term “Environmental Laws” means collectively, any and all laws, ordinances, rules, regulations, directives, orders, authorizations, decrees, permits, or other mandates, of a

Governmental Entity relating to any Hazardous Substance, Contamination, protection of the environment or human health and safety as it relates to Hazardous Substance exposure, including those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the environment of any Hazardous Substance, (ii) the term “Hazardous Substance” means any element, substance, compound or mixture whether solid, liquid or gaseous that is subject to regulation by any Governmental Entity under any Environmental Law, or the presence or existence of which gives rise to any Environmental Liability, (iii) the term “Contamination” means the emission, discharge or release of any Hazardous Substance to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence or existence of any such Hazardous Substance, and (iv) the term “Environmental Liability” means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney and consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

3.17 Real Property.

(a) Each of YDKN and the YDKN Subsidiaries has good and marketable title, free and clear of all Liens, to all material real property owned by such entity (the “Owned Properties”), except for (i) Liens that do not materially detract from the present use of such real property or otherwise materially impair business operations at such properties, (ii) statutory Liens securing payments not yet due and (iii) Liens for real property Taxes not yet due and payable.

(b) A true and complete copy of each agreement pursuant to which YDKN or any of the YDKN Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”), has heretofore been made available to FNB. Assuming due authorization, execution and delivery by the counterparty thereto, each Lease is valid, binding and enforceable against YDKN or the YDKN Subsidiary party thereto, as the case may be, in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such Lease any material existing default by YDKN or any of the YDKN Subsidiaries or, to the knowledge of YDKN, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause any default under the Leases, provided the consents and notices disclosed in this Section 3.17(b) of the YDKN Disclosure Schedule have been obtained or made, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on YDKN.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which YDKN and the YDKN Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on YDKN.

(d) A true and complete copy of each agreement pursuant to which YDKN or any of the YDKN Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to FNB. Assuming the due authorization, execution and delivery by the counterparty thereto, each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the knowledge of YDKN, there are no existing defaults by the tenant under any Third Party Lease, and no event has occurred which with notice or lapse of time or both would constitute such a default or which individually or in the aggregate would have a Material Adverse Effect on YDKN.

3.18 State Takeover Laws.

(a) YDKN has taken all actions necessary to exempt this Agreement and the transactions contemplated hereby and thereby from, and this Agreement is exempt from, the requirements of any Takeover

Law applicable to it. As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations, including those of the State of North Carolina.

(b) Neither YDKN nor any of the YDKN Subsidiaries have any shareholders’ rights plan or similar plan or arrangement in effect.

3.19 Opinion. Prior to the execution of this Agreement, YDKN has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair to the shareholders of YDKN from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.20 Insurance. YDKN and the YDKN Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.20 of the YDKN Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

3.21 Investment Securities. Except where failure to be true would not reasonably be likely to have a Material Adverse Effect on YDKN, (a) each of YDKN and the YDKN Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of YDKN or the YDKN Subsidiaries, and (b) such securities are valued on the books of YDKN in accordance with GAAP in all material respects.

3.22 Intellectual Property.

(a) (i) YDKN and the YDKN Subsidiaries own or have a valid license to use all material YDKN Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates), (ii) to the knowledge of YDKN, YDKN Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of YDKN and the YDKN Subsidiaries as currently conducted, (iii) YDKN Intellectual Property that is registered and owned by YDKN or any of the YDKN Subsidiaries, and to the knowledge of YDKN, all other registered YDKN Intellectual Property, has not been cancelled, forfeited, expired or abandoned, (iv) YDKN Intellectual Property that is registered is valid, and neither YDKN nor any of the YDKN Subsidiaries has received written notice challenging the validity or enforceability of YDKN Intellectual Property, and (v) to the knowledge of YDKN, the conduct of the business of YDKN and the YDKN Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any other Person, nor to the knowledge of YDKN has YDKN or any of the YDKN Subsidiaries received any written communications alleging that any of them has infringed, diluted, misappropriated or violated any of the Intellectual Property of any other Person. To YDKN’s knowledge, no other Person is infringing, diluting, misappropriating or violating, nor has YDKN or any of the YDKN Subsidiaries sent any written communications alleging that any person has infringed, diluted, misappropriated or violated, any of the YDKN Intellectual Property owned by YDKN or a YDKN Subsidiary.

(b) For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names and Internet domain names, together with all registrations and applications related to the foregoing; (ii) patents and patent applications; (iii) copyrights (including any registrations and applications for any of the foregoing); and (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations; and the term “YDKN Intellectual Property” means all Intellectual Property used or held for use in the operation of the business of YDKN or any of its Subsidiaries.

(c) At all times, (i) YDKN and each of the YDKN Subsidiaries have taken commercially reasonable actions to protect and maintain (A) all YDKN Intellectual Property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) YDKN’s and the YDKN Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by YDKN in connection with its business, and have not materially malfunctioned or failed within the past two (2) years, (iii) to YDKN’s knowledge, no Person has gained unauthorized access to the IT Assets and (iv) YDKN has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

(d) YDKN Bank obtains its material data processing services, ATM and other information technology services exclusively through the contracts or agreements with the Persons described in Section 3.22(d) of the YDKN Disclosure Schedule (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect on the date hereof, has been made available to FNB. Other than the DP Contracts, YDKN has no agreement with any other Person for material data processing, ATM or other technology services.

3.23 Loans; Nonperforming and Classified Assets.

(a) Each loan, loan commitment, letter of credit or other extension of credit (“Loan”) on the books and records of YDKN or any YDKN Subsidiary (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured or is in the process of being secured, by valid Liens, which have been perfected or are in the process of being perfected, in accordance with all applicable Laws and, (iv) to the knowledge of YDKN, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) YDKN has made available to FNB a listing as to YDKN and each YDKN Subsidiary as of the latest practicable date, which shall be a date no earlier than March 31, 2016: (i) any Loan with an outstanding balance of $5,000,000 or more and under the terms of which the obligor is ninety (90) or more days delinquent in payment of principal or interest, or to YDKN’s knowledge, in default of any other material provision thereof, (ii) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by YDKN, a YDKN Subsidiary or an applicable Regulatory Agency, (iii) a listing of the real estate classified as “Other Real Estate Owned” (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each written or oral loan agreement, note or borrowing arrangement, including leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate. For purposes of this Agreement, “Affiliate” means, with respect to either party, any director, executive officer or five percent or greater shareholder of such party or such party’s Subsidiaries, or to the knowledge of such party, any other Person controlling, controlled by or under common control with any of the foregoing. “Control”, with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(c) All reserves or other allowances for loan losses reflected in YDKN’s financial statements included in the YDKN Reports as of and for the year ended December 31, 2015 and as of and for the three (3) months ended March 31, 2016, comply in all material respects with the standards established by Governmental Entities and GAAP. Neither YDKN nor YDKN Bank has been notified in writing by any state or federal bank regulatory agency that YDKN’s reserves are inadequate or that the practices and policies of YDKN in establishing its reserves for the year ended December 31, 2015 and the three (3) months ended March 31, 2016, and in accounting for delinquent and classified assets, fail to comply with applicable accounting or regulatory requirements.

(d) All Loans owned by YDKN or any YDKN Subsidiary, or in which YDKN or any YDKN Subsidiary has an interest, comply in all material respects with applicable Laws, including applicable usury statutes, underwriting and recordkeeping requirements, Regulation O and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

(e) At the date of this Agreement, YDKN’s and YDKN Bank’s respective allowances for loan losses are sufficient for their reasonably anticipated loan losses, are in compliance with the standards established by applicable Governmental Entities and are adequate under GAAP. YDKN and each YDKN Subsidiary hold the mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the Loans secured by real property or are not material as to the collectability of such Loans, and all Loans owned by YDKN and each YDKN Subsidiary are with full recourse to the borrowers, and neither of YDKN nor any YDKN Subsidiary has taken any action which would reasonably be likely to result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any Loan. To the knowledge of YDKN, all applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity.

(f) Each outstanding loan participation sold by YDKN or any YDKN Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to YDKN or any YDKN Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation.

(g) Section 3.23(g) of the YDKN Disclosure Schedule sets forth a list of all Loans by YDKN Bank outstanding as of the date of this Agreement to any director, executive officer or principal shareholder (as such terms are defined in 12 C.F.R. Part 215) of YDKN or the YDKN Subsidiaries and there has been no default on, or forgiveness or waiver of, in whole or in part, any such Loan during the two (2) years immediately preceding the date hereof.

(h) YDKN has made available to FNB a listing, as of the latest practicable date, which shall be a date no earlier than March 31, 2016, by account, of: (i) all Loans, including loan participations, of YDKN or any other YDKN Subsidiary that have had their respective terms to maturity accelerated during the past twelve (12) months, (ii) all loan commitments or lines of credit of YDKN that have been terminated by YDKN during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (iii) each borrower, customer or other party that has notified YDKN during the past twelve (12) months of, or has asserted against YDKN, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party that has given YDKN any oral notification of, or orally asserted to or against YDKN, any such claim, (iv) all Loans, (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) that are troubled debt restructurings under GAAP, or (E) where a specific reserve allocation exists in connection therewith and (v) all assets classified by YDKN as OREO and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(i) Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on YDKN, neither YDKN nor any of its Subsidiaries is bound by an agreement pursuant to which Loans or pools of Loans or participations in Loans have been sold that contains any obligation of YDKN or any of its Subsidiaries to repurchase such Loans or interests therein or that would entitle the buyer to pursue any other recourse against YDKN or any of the YDKN Subsidiaries.

3.24 Fiduciary Accounts. YDKN and each of the YDKN Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To YDKN’s knowledge, neither YDKN nor any of the YDKN Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.25 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. YDKN Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to YDKN and the YDKN Subsidiaries, taken as a whole, YDKN Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

3.26 Dissenters Rights. With respect to the transactions contemplated hereby, no holder of the capital stock of YDKN is entitled to exercise any appraisal rights provided for under Article 13 of the NCBCA or any successor statute, or any similar dissenters’ or appraisal rights.

3.27 No Other Representations or Warranties.

(a) Except for the representations and warranties made by YDKN in this Article 3, neither YDKN nor any other person makes any express or implied representation or warranty with respect to YDKN, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and YDKN hereby disclaims any such other representations or warranties.

(b) YDKN acknowledges and agrees that neither FNB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FNB

Except as (i) disclosed in the disclosure schedule delivered by FNB to YDKN prior to the execution of this Agreement (the “FNB Disclosure Schedule”) or (ii) as disclosed in any FNB Reports filed by FNB prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), FNB hereby represents and warrants to YDKN as follows:

4.1 Corporate Organization.

(a) FNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. FNB has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so licensed or qualified would not have a Material Adverse Effect upon FNB.

(b) True and complete copies of the articles of incorporation (the “FNB Charter”) and bylaws of FNB (the “FNB Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to YDKN.

(c) FNB Bank is a national banking association organized under the National Bank Act and regulated by OCC. FNB Bank is duly organized, and validly existing and in good standing under the laws of the United States and has the requisite power and authority, corporate or otherwise, to own its property and carry on its business as presently conducted, but is not qualified to do business in any other jurisdiction or required to be qualified to do business in any other jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect on FNB. Each FNB Subsidiary (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB. The charter documents and bylaws of each Subsidiary of FNB that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC, copies of which have been made available to YDKN, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of FNB consists of 500,000,000 shares of FNB Common Stock, of which, as of June 30, 2016, 210,120,601 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value (the “FNB Preferred Stock”), of which, as of the date of this Agreement, 110,877 shares were issued and outstanding. As of June 30, 2016, 1,286,025 shares of FNB Common Stock were held in FNB’s treasury. As of June 30, 2016, no shares of FNB Common Stock or FNB Preferred Stock were reserved for issuance, except for (i) 10,562,311 shares of FNB Common Stock reserved for issuance upon exercise of options issued or available for issuance pursuant to employee and director stock plans of FNB in effect as of the date of this Agreement (the “FNB Stock Plans”), and (ii) 1,034,533 shares of FNB Common Stock reserved for issuance pursuant to warrants issued to the Treasury Department (the “FNB Warrants”). All of the issued and outstanding shares of FNB Common Stock have been, and all shares of FNB Common Stock reserved for issuance as described in the foregoing clauses (i) – (ii), when issued in accordance with the terms of the stock plans, warrants and other instruments referred to in those clauses, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the FNB Stock Plans and the FNB Warrants, FNB is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FNB Common Stock or any other equity securities of FNB or any securities representing the right to purchase or otherwise receive any shares of FNB Common Stock. The shares of FNB Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNB are owned by FNB, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) FNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of the Requisite FNB Vote and Requisite Regulatory Approvals. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of FNB. Except for the affirmative vote of a majority of votes cast at a meeting of FNB’s shareholders at which a quorum is present approving the issuance of FNB Common Stock pursuant to this Agreement in accordance with Section 312.03 of the New York Stock Exchange Listed Company Manual (such affirmative shareholder vote, the “Requisite FNB Vote”), no other corporate approvals on the part of FNB are necessary to approve this Agreement or consummate the Merger. Other than those set forth in Section 1.8, no corporate approvals on the part of FNB or FNB Bank are necessary to approve the Bank Merger Agreement or consummate the Bank Merger. This Agreement has been duly and validly executed and delivered by FNB and, assuming the due authorization, execution and delivery of this Agreement by YDKN, constitutes the valid and binding obligation of FNB, enforceable against FNB in accordance with its terms, except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of insured depository institutions or the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions this Agreement contemplates, nor compliance by FNB with any of the terms or provisions of this Agreement, will (i) violate any provision of the FNB Charter or the FNB Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made and are in full force and effect, (A) violate any Law applicable to FNB, any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default, or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FNB or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, with the NCCOB under Chapters 53 and 53C of the North Carolina General Statutes, and with the OCC under the National Bank Act and Bank Merger Act, and approval of such applications and notices, (b) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (c) the filing of North Carolina Articles of Merger with, and its acceptance for record by, the Secretary of State of the State of North Carolina pursuant to the NCBCA, and the filing of the Florida Articles of Merger with, and its acceptance for record by, the Secretary of State of the State of Florida pursuant to the FBCA, and the filing of the Bank Merger Certificates, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of listing such FNB Common Stock issuable in the Merger on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity or SRO are necessary in connection with (i) the execution and delivery by FNB of this Agreement and (ii) the consummation by FNB of the Merger and the other transactions this Agreement contemplates. No event has occurred, nor has any circumstance arisen, that, to the knowledge of FNB, would reasonably be likely, either individually or together with any other event or circumstance, to impair the ability to obtain or materially delay the receipt of the Requisite Regulatory Approvals on a timely basis or result in the imposition of a Materially Burdensome Regulatory Condition.

4.5 Reports. FNB and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with the applicable Regulatory Agencies (other than the OCC) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any local government, any foreign entity, or any Regulatory Agency (other than the OCC), and have paid all fees and assessments due and payable in connection therewith.

4.6 SEC Reports; Financial Statements.

(a) FNB has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act, under the Exchange Act, or under the securities regulations of the SEC, since January 1, 2014 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “FNB Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any FNB Report has been amended by a subsequently filed FNB Report prior to the date hereof, in which case, as of the date of such amendment, (i) the FNB Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the FNB Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of FNB’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the FNB Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except, in each case, as may be expressly indicated in such statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of FNB and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end normal and recurring audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) There are no outstanding comments from or material unresolved issues raised by the SEC staff with respect to the FNB Reports.

(d) The books and records of FNB and its Subsidiaries have been since January 1, 2014, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of FNB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNB or its

Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have a material adverse effect on the system of internal accounting controls described in the following sentence. FNB and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. FNB (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to FNB, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of FNB by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the FNB Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to FNB’s outside auditors and the audit committee of the Board of Directors of FNB (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect FNB’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in FNB’s internal control over financial reporting.

(e) Since January 1, 2014, (A) neither FNB nor any of its Subsidiaries nor, to the knowledge of FNB, any director, officer, employee, auditor, accountant or representative of FNB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing FNB or any of its Subsidiaries, whether or not employed by FNB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FNB or any of its officers, directors, employees or agents to the Board of Directors of FNB or any committee thereof or, to the knowledge of FNB, to any of FNB’s directors or officers.

4.7 Broker’s Fees. Except for RBC Capital Markets LLC, neither FNB nor any FNB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

4.8 Absence of Certain Changes or Events. Since December 31, 2015, (i) FNB and the FNB Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to FNB.

4.9 Legal Proceedings.

(a) There is no pending, or, to FNB’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity relating to FNB, any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

(b) There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon FNB, any of its Subsidiaries or the assets of FNB or any of the FNB Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

4.10 Taxes and Tax Returns. Each of FNB and the FNB Subsidiaries has duly and timely filed, including all applicable extensions, all income and other material Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all material Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of FNB and its Subsidiaries. Neither FNB nor any of the FNB Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon FNB or any of the FNB Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where FNB or any of the FNB Subsidiaries has not filed Tax Returns such that FNB or any of the FNB Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, FNB or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of FNB and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of its Subsidiaries. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of the FNB Subsidiaries. Neither FNB nor any of the FNB Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among FNB and the FNB Subsidiaries. Neither FNB nor any of the FNB Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was FNB, or (B) has any liability for the Taxes of any Person, other than FNB or any of the FNB Subsidiaries, under Treas. Reg. § 1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither FNB nor any of the FNB Subsidiaries has been, during the two-year period ending on the date hereof, a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to be governed in whole or in part by Sections 355 of the Code. FNB is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither FNB, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither FNB nor any of the FNB Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2). FNB has made available to YDKN complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of FNB and its Subsidiaries relating to the taxable periods beginning on and after January 1, 2012, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to FNB or its Subsidiaries. Neither FNB, nor any of the FNB Subsidiaries will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of FNB or any of the FNB Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods, or portions thereof, ending on or before the Closing Date. Neither FNB nor any of the

FNB Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

4.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“FNB Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of FNB or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by FNB or any of its Subsidiaries or to which FNB or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“FNB Employment Agreement” means a contract, offer letter or agreement of FNB or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which FNB or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(a) Section 4.11(a) of the FNB Disclosure Schedule includes a complete list of all FNB Benefit Plans and all FNB Employment Agreements.

(b) With respect to each FNB Benefit Plan, FNB made available to YDKN a true, correct and complete copy of: (i) each writing constituting a part of such FNB Benefit Plan, including all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, (vi) the most recent determination or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. FNB has delivered or made available to YDKN a true, correct and complete copy of each FNB Employment Agreement.

(c) All contributions required to be made to any FNB Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any FNB Benefit Plan, for the period six (6) years prior to and through the date of this Agreement, have been timely made or paid in full. Each FNB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code, (ii) is self-funded, or (iii) is unfunded.

(d) With respect to each FNB Benefit Plan, FNB and its Subsidiaries have complied in all material respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such FNB Benefit Plans. Each FNB Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be likely to give rise to, any requirement for the posting of security with respect to a FNB Benefit Plan or the imposition of any material lien on the assets of FNB or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the FNB Disclosure Schedule identifies each FNB Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“FNB Qualified Plans”). The IRS has issued a favorable determination letter with respect to each FNB Qualified Plan and the related trust which has not been revoked, or FNB is entitled to rely on a favorable opinion issued by the IRS. To the knowledge of FNB, there are no existing circumstances and no events have occurred that would reasonably be likely to adversely affect the qualified status of any FNB Qualified Plan or the related trust. None of FNB and its Subsidiaries nor, to FNB’s knowledge, any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be likely to subject FNB, any of its Subsidiaries or any Person that FNB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) No FNB Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code has failed to satisfy the minimum funding standards contained in Section 302 of ERISA and Section 412 of the Code. With respect to such FNB Benefit Plans: (A) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (B) all premiums to the PBGC have been timely paid in full, (C) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by FNB or any of its Subsidiaries and (D) the PBGC has not instituted proceedings to terminate any such FNB Benefit Plan and, to FNB’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such FNB Benefit Plan.

(f) (i) No FNB Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six (6) years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of FNB or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the FNB Benefit Plans or the FNB Employment Agreements. Without limiting the generality of the foregoing, neither FNB nor any of its Subsidiaries, nor, to FNB’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) Other than as set forth in Section 4.11(g) of the FNB Disclosure Schedule, FNB and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable Law.

(h) No labor union, labor organization, or works council has made a demand for recognition or certification for representation of employees of FNB or its Subsidiaries, and there are no representations, certification proceedings, or petitions seeking a representation proceeding presently pending or, to FNB’s knowledge, threatened against FNB or its Subsidiaries. Each of FNB and its Subsidiaries is in compliance in all material respects with all applicable Laws and collective bargaining agreements respecting employment and employment practices and terms and conditions of employment, including but not limited to wage and hour, worker classification, occupational safety and health, immigration, and the Worker Adjustment and Retraining Notification Act and any similar law.

4.12 Compliance with Applicable Law. FNB and each of the FNB Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, all Laws applicable to FNB or any of the FNB Subsidiaries, including the Equal Credit Opportunity Act and Regulation B, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and applicable limits on loans to one borrower, except where such failure to hold or such noncompliance is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FNB. FNB and each of the FNB Subsidiaries have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

4.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, (a) none of FNB nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of FNB, none of the other parties to any such material contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (c) neither FNB nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of FNB or any of its Subsidiaries.

4.14 FNB Regulatory Matters.

(a) FNB is duly registered with the Federal Reserve Board as a bank holding company under the BHC Act. FNB has effectively elected to become, and continues to meets the criteria of, a financial holding company under the BHC Act.

(b) The deposit accounts of FNB Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to FNB’s knowledge, threatened. FNB Bank received a rating of “satisfactory” in its most recent examination under the Community Reinvestment Act.

(c) Since January 1, 2014, neither FNB nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, any Regulatory Agency or other Governmental Entity. Neither FNB nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Regulatory Agency or other Governmental Entity that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither FNB nor any of its Subsidiaries has reason to believe that any Regulatory Agency or other Governmental Entity is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.

(d) Except for examinations of FNB and its Subsidiaries conducted by their respective primary functional regulators in the ordinary course of business, no Regulatory Agency or other Governmental Entity has initiated, threatened, or has pending any proceeding or, to the knowledge of FNB, any inquiry or investigation into the business or operations of FNB or any of its Subsidiaries, except where such proceeding, inquiry, or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB or to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(e) There is no unresolved violation, apparent violation, criticism, matter requiring attention, recommendation, or exception cited, made, or threatened by any Regulatory Agency or other Governmental

Entity in any report of examination, report of inspection, supervisory letter or other communication with FNB or any of its Subsidiaries that (i) relates to anti-money laundering, economic sanctions, or consumer protection, (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB or (iii) would reasonably be likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals.

4.15 Undisclosed Liabilities. Neither FNB nor any of its Subsidiaries has, and since December 31, 2015, neither FNB nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities properly accrued or reserved against in the unaudited consolidated balance sheet of FNB and its Subsidiaries as of March 31, 2016 included in the FNB Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2016, (iii) liabilities and obligations that are not material to FNB and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

4.16 Environmental Liability. To FNB’s knowledge, (i) FNB and its Subsidiaries are in compliance in all material respects with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by FNB or any of its Subsidiaries, that would reasonably be likely to result in a material Environmental Liability for FNB or its Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in a material Environmental Liability for FNB or its Subsidiaries, (iv) neither FNB nor any of its Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, (v) neither FNB nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be likely to result in a material Environmental Liability of FNB or its Subsidiaries and (vi) FNB has made available to YDKN copies of all material environmental reports or studies, sampling data, correspondence and filings in its possession or relating to FNB, its Subsidiaries and any currently owned or leased property of FNB which were prepared in the last two (2) years.

4.17 Reorganization. As of the date of this Agreement, to the knowledge of FNB, no fact or circumstance exists that would reasonably be likely to prevent the Merger from qualifying for the Intended Tax Treatment.

4.18 Insurance. FNB and the FNB Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 4.18 of the FNB Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

4.19 Investment Securities. Except where failure to be true would not reasonably be likely to have a Material Adverse Effect on FNB, (a) each of FNB and the FNB Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of FNB or the FNB Subsidiaries, and (b) such securities are valued on the books of FNB in accordance with GAAP in all material respects.

4.20 Intellectual Property.

(a) (i) FNB and the FNB Subsidiaries own or have a valid license to use all material FNB Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates), (ii) to the knowledge of FNB, FNB Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of FNB and the FNB Subsidiaries as currently conducted, (iii) FNB Intellectual Property that is registered and owned by

FNB or any of the FNB Subsidiaries, and to the knowledge of FNB, all other registered FNB Intellectual Property, has not been cancelled, forfeited, expired or abandoned, (iv) FNB Intellectual Property that is registered is valid, and neither FNB nor any of the FNB Subsidiaries has received written notice challenging the validity or enforceability of FNB Intellectual Property, and (v) to the knowledge of FNB, the conduct of the business of FNB and the FNB Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any other Person, nor to the knowledge of FNB has FNB or any of the FNB Subsidiaries received any written communications alleging that any of them has infringed, diluted, misappropriated or violated any of the Intellectual Property of any other Person. To FNB’s knowledge, no other Person is infringing, diluting, misappropriating or violating, nor has FNB or any of the FNB Subsidiaries sent any written communications alleging that any person has infringed, diluted, misappropriated or violated, any of the FNB Intellectual Property owned by FNB or a FNB Subsidiary.

(b) For the purposes of this Agreement, the term “FNB Intellectual Property” means all Intellectual Property used or held for use in the operation of the business of FNB or any of its Subsidiaries

(c) At all times, (i) FNB and each of the FNB Subsidiaries have taken commercially reasonable actions to protect and maintain (A) all FNB Intellectual Property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) FNB’s and the FNB Subsidiaries’ IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by FNB in connection with its business, and have not materially malfunctioned or failed within the past two (2) years, (iii) to FNB’s knowledge, no Person has gained unauthorized access to the IT Assets and (iv) FNB has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

4.21 Loans; Nonperforming and Classified Assets.

(a) Each Loan on the books and records of FNB or any FNB Subsidiary (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured or is in the process of being secured, by valid Liens, which have been perfected or are in the process of being perfected, in accordance with all applicable Laws and, (iv) to the knowledge of FNB, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) FNB has made available to YDKN a listing as to FNB and each FNB Subsidiary as of the latest practicable date, which shall be a date no earlier than January 1, 2015: (i) any Loan with an outstanding balance of $5,000,000 or more and under the terms of which the obligor is ninety (90) or more days delinquent in payment of principal or interest, or to FNB’s knowledge, in default of any other material provision thereof, (ii) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by FNB, a FNB Subsidiary or an applicable Regulatory Agency, (iii) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each written or oral loan agreement, note or borrowing arrangement, including leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate.

(c) All reserves or other allowances for loan losses reflected in FNB’s financial statements included in the FNB Reports as of and for the year ended December 31, 2015 and as of and for the three (3) months ended March 31, 2016, comply in all material respects with the standards established by Governmental Entities and GAAP. Neither FNB nor FNB Bank has been notified in writing by any state or federal bank regulatory agency that FNB’s reserves are inadequate or that the practices and policies of FNB in establishing its reserves for the year ended December 31, 2015 and the three (3) months ended March 31, 2016, and in accounting for delinquent and classified assets, fail to comply with applicable accounting or regulatory requirements.

(d) All Loans owned by FNB or any FNB Subsidiary, or in which FNB or any FNB Subsidiary has an interest, comply in all material respects with applicable Laws, including applicable usury statutes, underwriting and recordkeeping requirements, Regulation O and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

4.22 Fiduciary Accounts. FNB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To FNB’s knowledge, neither FNB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.23 Ownership of YDKN Shares. As of the date hereof, neither FNB, nor, to the knowledge of FNB, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any shares of YDKN Common Stock, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of YDKN Common Stock. None of FNB or its Subsidiaries is now, nor at any time within the last three (3) years has been, an “interested shareholder” or an affiliate of an interested shareholder, as such terms are defined in Section 55-9-02 of the NCBCA.

4.24 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. FNB Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to FNB and its Subsidiaries, taken as a whole, FNB Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

4.25 No Other Representations or Warranties.

(a) Except for the representations and warranties made by FNB in this Article 4, neither FNB nor any other person makes any express or implied representation or warranty with respect to FNB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and FNB hereby disclaims any such other representations or warranties.

(b) FNB acknowledges and agrees that neither YDKN nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as otherwise required by

Law or regulatory directive, each of FNB and YDKN shall, and shall cause each of their respective Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be likely to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties expeditiously to obtain, any necessary approvals of any Regulatory Agency, Governmental Entity or any other person or entity required for the transactions this Agreement contemplates or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated by this Agreement.

(b) Subject to applicable Law, including Laws with respect to the exchange of information, the disclosure of confidential supervisory information, the protection of personally identifiable information and the exercise of a controlling influence over the management or policies of another Person, YDKN agrees that between the date of this Agreement and the Effective Time:

(i) (1) the materials to be presented at the meetings of any YDKN Bank loan committee shall be provided to a designated representative of FNB at the same time such materials are provided to such loan committee; (2) YDKN shall provide the minutes of each such meeting to the designated FNB representative promptly after such meeting; (3) YDKN shall prepare and furnish to FNB at least quarterly an update of the reserves and other allowances for loan losses reflected in YDKN’s financial statements included in the YDKN Reports as of and for the year ended December 31, 2015 and for the three months ended March 31, 2016; (4) YDKN shall promptly notify FNB if YDKN or any YDKN Subsidiary has been notified by any state or federal bank Regulatory Agency that its reserves are inadequate or that its practices for establishing its reserves or in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that any Regulatory Agency having jurisdiction over YDKN or any YDKN Subsidiary or YDKN’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of YDKN; (5) YDKN shall prepare and furnish to FNB at least monthly an updated list of all extensions of credit and OREO that have been classified by YDKN or any YDKN Subsidiary as other loans specifically mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import; (6) YDKN shall provide the YDKN Bank underwriting materials and documentation to the designated FNB representative for each SBA Loan in excess of $2,500,000 at such time that such materials and documentation are presented to any YDKN or YDKN Bank director loan committee for review; (7) YDKN shall provide the YDKN Bank underwriting materials and documentation to the designated FNB representative for each Loan for residential development or to a builder or for land purchase or land development with a principal balance in excess of $3,000,000; and (8) YDKN acknowledges that FNB reserves the right to observe the loan approval process by the Board of Directors of YDKN Bank or any loan committee of YDKN or YDKN Bank;

(ii) upon request of FNB, YDKN shall furnish to FNB such information to which YDKN has access or prepares in the ordinary course of business as FNB may reasonably request regarding any loans, loan relationships and commitments of YDKN Bank entered into between June 30, 2016, and the date hereof; and

(iii) upon request of FNB, YDKN shall furnish to FNB such information to which YDKN has access or prepares in the ordinary course of business as FNB may reasonably request regarding any loans, loan relationships and commitments of YDKN Bank entered into after the date hereof in which the amount involved is equal to or greater than (i) $7,500,000 on a secured basis and (ii) $1,000,000 on an unsecured or undersecured basis.

5.2 YDKN Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as set forth in Section 5.2 of the YDKN Disclosure Schedule or as otherwise required by Law or regulatory directive, YDKN shall not, and shall not permit any of the YDKN Subsidiaries to, without the prior written consent of FNB (which shall not be unreasonably withheld, conditioned or delayed):

(a) (i) other than (A) regular quarterly cash dividends by YDKN at a rate not in excess of $0.10 per share of YDKN Common Stock or (B) dividends and distributions by a direct or indirect Subsidiary of YDKN to YDKN or any direct or indirect wholly owned Subsidiary of YDKN, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of YDKN Stock Options in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of YDKN or any of the YDKN Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, except for withholding of shares in satisfaction of tax obligations upon the settlement of any YDKN Restricted Stock Award or the exercise of any YDKN Stock Option;

(b) grant any stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards, or other equity or equity-based awards with respect to shares of YDKN Common Stock, except as required by an existing contract, plan, arrangement or policy, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or issue any additional shares of capital stock or other securities, other than the issuance of shares of YDKN Common Stock upon the exercise of YDKN Stock Options;

(c) amend the YDKN Articles, YDKN Bylaws or other comparable organizational documents of any of the YDKN Subsidiaries;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except (x) assets acquired upon foreclosure, (y) assets acquired in the ordinary course of business consistent with past practice that do not exceed $1,000,000 in the aggregate or (z) with respect to capital expenditures (which shall be subject to Section 5.2(k)), or (ii) except as set forth in Section 5.2(d)(ii) of the YDKN Disclosure Schedule, open, acquire, close or sell any branches;

(e) except as set forth in Section 5.2(e) of the YDKN Disclosure Schedule, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business for an amount not in excess of $500,000 individually or $1,000,000 in the aggregate;

(f) (i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than YDKN or any YDKN Subsidiary, except for (A) borrowings having a maturity of not more than 90 days under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available thereunder, (3) do not provide for any termination fees or pre-payment penalties, (4) do not contain any new provisions limiting or otherwise affecting the ability of YDKN or any of the YDKN Subsidiaries or successors from terminating or pre-paying such facilities, and (5) do not contain financial terms materially less advantageous than existing credit facilities, or (C) ordinary advances and reimbursements to employees and endorsements of banking instruments, or (ii) make any capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries;

(g) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in Tax law requirements, changes in GAAP or regulatory accounting principles or as required by YDKN’s independent auditors or its Regulatory Agencies;

(h) change in any material respect its underwriting, operating, investment or risk management or other similar policies, procedures or practices of YDKN or any of the YDKN Subsidiaries except as required by such policies, applicable law or policies imposed by any Regulatory Agency or any Governmental Entity;

(i) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) terminate or waive any material provision of any agreement, contract or obligation that is material to YDKN or any of its Subsidiaries or enter into or renew any such agreement, contract or obligation, including any bank owned life insurance policies;

(k) incur any capital expenditures in excess of $250,000 individually and $500,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity that is not a YDKN Subsidiary and in which YDKN directly or indirectly holds any equity or ownership interest on the date of this Agreement, other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Regulatory Agency or Governmental Entity in respect of the operations of its or its Subsidiaries’ businesses, except as required by applicable Law based upon the advice of Yadkin’s legal advisors;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise not in excess of $200,000 individually or $500,000 in the aggregate;

(o) issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation or customers, except for communications in the ordinary course of business that do not relate to (i) the Merger or other transactions contemplated by this Agreement, or (ii) to the NewBridge Bancorp conversion;

(p) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment;

(q) take any action that would be reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates;

(r) except as contemplated by this Agreement, take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being satisfied, except, in every case, as may be required by applicable Law;

(s) which consent shall be deemed received unless FNB shall object thereto in writing within three (3) business days after receipt of written notice from YDKN (which notice shall be deemed delivered if provided by email to FNB’s chief credit officer or his designee at the email address set forth in Section 5.2(s) of the FNB Disclosure schedule) to (i) make, renew or otherwise modify any Loan (except for any Loan duly approved as of the date hereof) to any Person if the Loan is an existing credit on the books of YDKN and classified as “doubtful” or “loss” or if the Loan is an existing credit on the books of YDKN and classified as “substandard” in excess of $2,000,000, or if the Loan has been designated by the parties as “substandard” in Section 5.2(s) of the YDKN Disclosure Schedule, or (ii) make, renew or otherwise modify any Loan (except for any Loan duly approved as of the date hereof) to any Person if the Loan is an existing credit on the books of YDKN and classified as “special mention” in excess of $3,000,000, or if the Loan has been designated by the parties hereto as “special mention” in Section 5.2(s) of the YDKN Disclosure Schedule, or (iii) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved as of the date hereof) to any individual if immediately after making an unsecured Loan or Loans, such individual would be indebted to YDKN Bank in an aggregate amount in excess of $1,000,000 (or in the case of any other type of Person, such Person would be indebted to YDKN Bank in an aggregate amount in excess of $1,000,000) on an unsecured basis or an under secured basis (i.e., the fair market value of the collateral securing such Loan and any replacements thereof is less than the principal value of such Loan and any replacements thereof), or (iv) make any fully secured Loan or Loans (except for any Loan or Loans duly approved as of the date hereof) to any Person, except for any Loan secured by a first mortgage on single family owner-occupied real estate, if, immediately after making a secured Loan, such Person would be indebted to YDKN Bank in an aggregate amount in excess of $7,500,000, or (v) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved as of the date hereof) secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $1,250,000, or (vi) make, renew or otherwise modify any Loan (except for any Loan duly approved as of the date hereof) for general commercial construction with a principal balance in excess of $5,000,000, or (vii) make, renew or modify any Loan (except for any Loan duly approved as of the date hereof) for residential development or to a builder or for any land purchase or other land development with a principal balance in excess of $3,000,000, or (viii) make any SBA Loan (except for any Loan duly approved as of the date hereof) in a gross amount (i.e., including any “sold” portion thereof) equal to or exceeding $2,500,000, or (ix) originate, make, participate in or purchase (1) any hotel or golf course or (2) any restaurant Loan (except for any Loan duly approved as of the date hereof) exceeding $1,000,000;

(t) make any material changes in its policies and practices with respect to (A) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (B) its hedging policies and practices, in each case except as may be required by such policies and practices or by any applicable Laws; or (ii) make, renew, amend or modify, including by entering into any forbearance agreement with respect to, any Loan, in each case, other than in the ordinary course of business and consistent with the effective policies and practices of YDKN and the YDKN Subsidiaries;

(u) other than in the ordinary course of business consistent with past practice, originate, participate or purchase any new Loan (except for any Loan that was duly approved for origination, participation or purchase prior to the date hereof) that is (i) serviced by a third party or (ii) outside of the States of Maryland, North Carolina, South Carolina, Pennsylvania, Ohio, West Virginia, Virginia, Tennessee and Kentucky and the District of Columbia;

(v) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of YDKN or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, including phantom units, except (a) as required under the terms of any YDKN Benefit Plan or YDKN Employment Agreement existing as of the date hereof, (b) as contemplated by this Agreement or (c) for any of the following:

(i) merit or promotion based increases for those employees (other than named executive officers) of YDKN and its Subsidiaries who would normally be eligible for a merit or promotion based increase during the period commencing on the date hereof through the Closing Date in the ordinary course of business consistent with past practice, not to in the aggregate exceed a 2.5% increase;

(ii) bonuses payable for 2016 performance in accordance with YDKN’s short-term incentive plan and accrued in accordance with YDKN’s customary and normal practices and based upon achievement of actual performance levels, as determined by YDKN’s Compensation Committee;

(iii) changes that are required by applicable Law or are advisable in order to (A) comply with Section 409A of the Code or (B) prevent or reduce the imposition of an excise tax under Section 4999 of the Code, provided, that such changes shall have been provided to FNB with a reasonable opportunity for FNB to provide comments and consent regarding such changes; and

(iv) the making of required contributions under the YDKN Retirement Savings Plan and all other 401(k) plans of YDKN and its affiliates (collectively, the “401(k) Plans”) as in existence on the date of this Agreement;

(w) hire any person as an employee of YDKN or any of the YDKN Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date of this Agreement, (ii) to fill any vacancies existing as of the date of this Agreement or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of YDKN or a YDKN Subsidiary of YDKN, as applicable; provided, however, that the total salary and target bonus opportunity for any such person hired or promoted may not exceed $175,000;

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by any provision of this Section 5.2; or

(y) engage in any new loan transaction with an officer or director or principal shareholder (as such terms are defined in 12 C.F.R. Part 215), it being acknowledged and agreed by YDKN that each such loan transaction that YDKN presents to FNB for approval pursuant to this Section 5.2(y) shall be required to comply with Regulation O (as interpreted and enforced by the OCC); or

(z) manage YDKN’s securities portfolio in a manner materially inconsistent with YDKN’s policies in effect as of the date hereof; provided that, at least five (5) business days before the first day of each calendar month during the period from the date of this Agreement to the Effective Time, YDKN will provide to FNB a written summary reasonably detailing its investment strategy (and any changes therein) for the following three (3) consecutive calendar month period with respect to its investment securities, derivatives portfolio or its interest rate exposure.

5.3 FNB Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, set forth in Section 5.3 of the FNB Disclosure Schedule or as otherwise required by Law or regulatory directive, FNB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of YDKN (which shall not be unreasonably withheld, conditioned or delayed):

(a) amend, repeal or otherwise modify any provision of the FNB Charter or the FNB Bylaws other than those that would not be adverse to YDKN or its shareholders or those that would not impede FNB’s ability to consummate the transactions this Agreement contemplates;

(b) (i) other than (A) regular quarterly cash dividends by FNB or (B) dividends and distributions by a direct or indirect Subsidiary of FNB to FNB or any direct or indirect wholly owned Subsidiary of FNB, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of options to purchase shares of FNB Common Stock in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of FNB or any of the FNB Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, except for withholding of shares in satisfaction of tax obligations upon the settlement of any restricted stock awards of FNB or the exercise of any options to purchase shares of FNB Common Stock;

(c) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment;

(d) except as contemplated by this Agreement, take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being satisfied, except, in every case, as may be required by applicable Law;

(e) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, merger, consolidation, share exchange or other business combination, in any case to the extent such action would be reasonably likely to prevent, or impede or delay, the consummation of the transactions this Agreement contemplates;

(f) take any action that would be reasonably likely to impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) FNB agrees to prepare and file, as soon as practicable (but in any case, within sixty (60) calendar days of the date of this Agreement), the Registration Statement with the SEC in connection with the issuance of FNB Common Stock in the Merger including the Joint Proxy Statement and prospectus and other proxy solicitation materials of YDKN and FNB constituting a part thereof and all related documents. YDKN shall prepare and furnish to FNB such information relating to it and its Subsidiaries, directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents. YDKN and its legal, financial and accounting advisors shall have the right to review in advance and approve, which approval shall not be unreasonably withheld, conditioned or delayed, such Registration Statement prior to its filing. YDKN agrees to cooperate with FNB and FNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Joint Proxy Statement. Each of YDKN and FNB agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. FNB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Registration Statement effective under the Securities Act, each of YDKN and FNB shall promptly mail the Joint Proxy Statement to their respective shareholders, and the expenses in connection therewith shall be borne in accordance with Section 9.3(a).

(b) Each of YDKN and FNB agrees that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the

Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of YDKN and FNB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Joint Proxy Statement and any amendment or supplement thereto shall at the dates of mailing to YDKN’s shareholders and FNB’s shareholders, the YDKN Shareholders Meeting and the FNB Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Each of YDKN and FNB further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by Law, disseminated to the shareholders of YDKN.

(c) FNB agrees to advise YDKN, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent FNB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly (but in any case, within sixty (60) calendar days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities that are necessary or advisable to consummate the transactions this Agreement contemplates, including the Merger and the Bank Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. YDKN and FNB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to YDKN or FNB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other apprised of the status of matters relating to completion of the transactions this Agreement contemplates. In furtherance and not in limitation of the foregoing, each of FNB and YDKN shall use their respective reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require FNB or YDKN to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Regulatory Agencies or Governmental Entities that would reasonably be likely to have a Material Adverse Effect on the Surviving Company after giving effect to the Merger, after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, YDKN agrees to cooperate and use its reasonable best efforts to assist FNB in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Regulatory Agencies and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of YDKN and FNB following consummation of the Merger.

(e) Each of FNB and YDKN shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of FNB, YDKN or any of their respective Subsidiaries to any Regulatory Agency or Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f) Each of FNB and YDKN shall promptly provide each other with any written communications received from any Regulatory Agency or Governmental Entity with respect to the transactions contemplated by this Agreement and will promptly advise the other upon receiving any oral communication with respect to the transactions contemplated by this Agreement from any Regulatory Agency or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates.

(g) YDKN and FNB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of the SEC, the Federal Reserve Board, the FDIC, the OCC, the NCCOB or the NYSE. In addition, the Chief Executive Officers of YDKN and FNB shall be permitted to respond to appropriate questions about the Merger from the press. YDKN and FNB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of YDKN and FNB shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause their respective Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. YDKN shall, and shall cause each of its Subsidiaries to, provide to FNB a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable Law. Neither YDKN nor FNB nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would be likely to jeopardize or prejudice the attorney-client privilege or attorney work-product protection of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including laws relating to confidential supervisory information. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply to the extent possible in light of those restrictions.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreement, dated April 7, 2016, between YDKN and FNB (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 Shareholder Approvals.

(a) YDKN shall call a meeting of its shareholders for the purpose of obtaining the Requisite YDKN Vote (the “YDKN Shareholders Meeting”), and shall use its reasonable best efforts to convene such meeting as soon as reasonably practicable following the Registration Statement being declared effective. Subject to Section 6.11(b), YDKN shall (i) through the Board of Directors of YDKN, recommend that the shareholders of YDKN approve and adopt this Agreement, and approve the Merger and the other transactions this Agreement contemplates, (ii) include such recommendation in the Joint Proxy Statement (the “YDKN Recommendation”), and (iii) subject to the fiduciary duties of the Board of Directors of YDKN, use its reasonable best efforts to obtain from its shareholders a vote approving and adopting the Merger and this Agreement. Without limiting the generality of the foregoing, YDKN’s obligations pursuant to the first sentence of this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to YDKN of any Acquisition Proposal or by any change in the YDKN Recommendation.

(b) FNB shall call a meeting of its shareholders for the purpose of obtaining the Requisite FNB Vote (the “FNB Shareholders Meeting”), and shall use its reasonable best efforts to convene such meeting as soon as reasonably practicable following the Registration Statement being declared effective. FNB shall (i) through the Board of Directors of FNB, recommend that the shareholders of FNB approve the issuance of FNB Common Stock pursuant to this Agreement, (ii) include such recommendation in the Joint Proxy Statement (the “FNB Recommendation”) and (iii) and use its reasonable best efforts to obtain from its shareholders a vote approving such issuance in accordance with Section 312.03 of the New York Stock Exchange Listed Company Manual. Notwithstanding anything to the contrary herein, the FNB Shareholders Meeting shall be convened and the issuance of FNB Common Stock pursuant to this Agreement shall be submitted to the shareholders of FNB at the FNB Shareholders Meeting for the purpose of voting on such issuance, and nothing contained herein shall be deemed to relieve FNB of such obligation.

(c) YDKN and FNB shall cooperate to schedule and convene the YDKN Shareholders Meeting and the FNB Shareholders Meeting on the same date.

6.4 Reasonable Best Efforts; Cooperation. Each of YDKN and FNB agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

6.5 NYSE Approval. FNB shall cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Benefit Plans.

(a) As soon as administratively practicable after the Effective Time, FNB shall take all reasonable action so that employees of YDKN and the YDKN Subsidiaries shall be entitled to participate in each FNB Benefit Plan of general applicability with the exception of FNB’s defined benefit pension plan and any other plan frozen to new participants (collectively, the “FNB Eligible Plans”) to the same extent as similarly-situated employees of FNB and its Subsidiaries, it being understood that inclusion of the employees of YDKN and the YDKN Subsidiaries in the FNB Eligible Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding YDKN Benefit Plans until such employees are permitted to participate in the FNB Eligible Plans and provided further, however, that nothing contained in this Agreement shall require FNB or any of its Subsidiaries to make any grants to any former employee of YDKN under any discretionary equity compensation plan of FNB or to provide the same level of (or any) employer contributions or other benefit subsidies as YDKN or the YDKN Subsidiaries have provided. Notwithstanding the foregoing, during the period commencing at the Effective Time and ending on the first anniversary thereof, FNB or its Subsidiaries shall provide severance payments and benefits to each employee of YDKN and the YDKN Subsidiaries that are no less favorable than the severance payments and benefits provided by FNB and its Subsidiaries to their similarly situated employees, as in effect as of the date hereof and as described in Section 6.6(a) of the FNB Disclosure Schedule.

(b) FNB shall cause each FNB Eligible Plan in which employees of YDKN and the YDKN Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the FNB Eligible Plans, the service of such employees with YDKN and the YDKN Subsidiaries to the same extent as such service was credited for such purpose by YDKN or the YDKN Subsidiaries, and, solely for purposes of FNB’s severance and vacation plans, policies and programs, for purposes of determining the benefit amount, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those YDKN Benefit Plans that correspond to FNB Eligible Plans until employees of YDKN and the YDKN Subsidiaries are included in such FNB Eligible Plans, nothing in this Agreement shall limit the ability of FNB to amend or terminate any of the YDKN Benefit Plans in accordance with and to the extent permitted by their terms.

(c) At and following the Effective Time, FNB and the Surviving Company shall honor and continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of YDKN and the YDKN Subsidiaries and current and former directors of YDKN and the YDKN Subsidiaries existing as of the Closing Date under any YDKN Benefit Plan.

(d) At such time as employees of YDKN and the YDKN Subsidiaries become eligible to participate in a medical, dental or health plan of FNB or its Subsidiaries, FNB shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions were satisfied or waived under the analogous YDKN Benefit Plan, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous YDKN Benefit Plan prior to the Effective Time and (iii) provide each such employee of YDKN and the YDKN Subsidiaries and his or her eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under an YDKN Benefit Plan (to the same extent that such credit was given under the analogous YDKN Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any medical, dental or health plan of FNB or its Subsidiaries.

(e) YDKN shall adopt such Board resolutions and take such other action as FNB may reasonably request at least thirty (30) days prior to the Effective Time to cause all 401(k) Plans to be terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the 401(k) Plans as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, but in no event later than six (6) months after the Plan Termination Date, FNB shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the 401(k) Plans as of the Plan Termination Date will not adversely affect the plan’s qualified status. FNB shall use its reasonable best efforts to obtain such favorable determination letter; including adopting such amendments to the 401(k) Plans as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the 401(k) Plans upon its termination, the account balances in the 401(k) Plans shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. The Surviving Company shall take all other actions necessary to complete the termination of the 401(k) Plans, including filing a Final Form 5500, that arise after the Effective Time. FNB agrees, to the extent permitted by applicable Law, to permit the participants in the 401(k) Plans who become employees of FNB or its Subsidiaries to roll over their account balances in the 401(k) Plans and loans from the 401(k) Plans to the F.N.B. Corporation Progress Savings 401(k) Plan. Notwithstanding anything in Section 6.6(a) to the contrary, employees of YDKN or any YDKN Subsidiary who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the F.N.B. Corporation Progress Savings 401(k) Plans.

(f) Immediately prior to the Effective Time, YDKN shall, at the written request of FNB, (i) freeze or terminate each other YDKN Benefit Plan as requested by FNB, including without limitation any employee benefit pension plan within the meaning of Section 3(2) of ERISA and any non-qualified deferred compensation plans and make appropriate distributions therefrom; provided, however, that YDKN shall not distribute balances of less than $20,000 from employee benefit pension plans; and (ii) freeze all post-retirement benefits available under the YDKN Benefit Plans.

(g) YDKN shall take such action, and provide any required notices, as may be necessary or appropriate to cause any Person presently serving as a trustee or administrator to any YDKN Benefit Plan to be removed effective as of the Effective Time and to appoint FNB, First National Trust Company, or such other FNB Subsidiary or committee as FNB shall specify, to serve as successor trustee or administrator to such removed individual trustees or administrators effective as of the Effective Time.

(h) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any YDKN Benefit Plan; (ii) prevent FNB, YDKN or any of their successors or Affiliates, after the Effective Time, from terminating the employment of any YDKN employee who remains employed with YDKN or any of the YDKN Subsidiaries; or (iii) create any third party beneficiary rights in any employee of YDKN or any of the YDKN Subsidiaries, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any YDKN employee by FNB, YDKN or any of their successors or Affiliates or under any benefit plan which FNB, YDKN or any of their successors or Affiliates may maintain.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of YDKN or any of the YDKN Subsidiaries or who is or was serving at the request of YDKN or any of the YDKN Subsidiaries as a director, officer, employee, trustee or fiduciary of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of YDKN or any of the YDKN Subsidiaries or was serving at the request of the YDKN or any of the YDKN Subsidiaries as a director, officer, employee, trustee or fiduciary of another Person or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against such Claim and respond thereto. From and after the Effective Time, FNB shall, and shall cause the Surviving Company to, (A) indemnify and hold harmless, as and to the fullest extent currently provided under applicable Law, the YDKN Articles and the YDKN Bylaws, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, and judgments, fines and amounts paid in settlement in connection with any such threatened or actual Claim and (B) advance expenses as incurred (including in advance of the final disposition of any Claim) by such Indemnified Party to the fullest extent permitted by applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) if required by applicable Law to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) FNB and the Surviving Company agree that all rights to indemnification of liabilities, including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided under Section 6.7(a), shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law, the YDKN Articles or the YDKN Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by FNB and the Surviving Company, selected by such Indemnified Party and reasonably acceptable to FNB; and, provided further that nothing in this Section 6.7 shall impair any rights or obligations of any current or former director or officer of YDKN or its Subsidiaries, including pursuant to the respective organizational documents of YDKN, or its Subsidiaries, under applicable Law or otherwise.

(c) Prior to the Effective Time, FNB shall obtain and FNB shall maintain for a period of six (6) years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies covering the Indemnified Parties who as of the Effective Time are covered by YDKN’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, provided that these policies must be of at least the same coverage amounts and contain coverage terms and conditions that are not less advantageous than such policies of YDKN. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time from an insurer or insurers selected by FNB in consultation with YDKN that has or have an insurer financial strength rating by A.M. Best Co. of at least “A”, which policies provide the Indemnified Parties with coverage, from the Effective Time to the sixth (6th) anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to the Indemnified Parties than YDKN’s directors’ and officers’ liability insurance or fiduciary liability insurance policies existing immediately prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, then FNB shall maintain such policies in full force and effect and continue the obligations thereunder. However, in no event shall FNB be required to expend, on an annual basis, an amount in excess of 300% of the annual premium paid by YDKN for such insurance (the “Insurance Amount”) on the date of this Agreement, and further provided that if FNB is unable to maintain or obtain the insurance called for by this Section 6.7(c) as a result of the preceding provision, FNB shall use its reasonable best efforts to obtain policies containing coverage amounts, terms and conditions that are the most advantageous for the Indemnified Parties as is available for the maximum Insurance Amount.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If the Surviving Company, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company will expressly assume the obligations of the Surviving Company set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of FNB, on the one hand, and a Subsidiary of YDKN, on the other hand, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, FNB.

6.9 Advice of Changes. Each of FNB and YDKN shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or remedies with respect thereto, or the conditions to the obligations of the parties under this Agreement or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 7; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article 7 to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article 7 to be satisfied.

6.10 Dividends. Except for regular dividends paid at the quarterly rate in effect as of the date of this Agreement, after the date of this Agreement, YDKN shall not declare or pay any dividend in respect of shares of

YDKN Common Stock, provided that, notwithstanding the foregoing provisions of this Section 6.10, after the date of this Agreement YDKN shall coordinate the declarations of any dividends in respect of the YDKN Common Stock and the record dates and payment dates relating thereto with FNB’s declaration of regular quarterly dividends on FNB Common Stock and the record dates and payment dates relating thereto, it being the intention of YDKN and FNB that holders of YDKN Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of YDKN Common Stock and any shares of FNB Common Stock such holders receive in exchange therefor in the Merger.

6.11 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.11, YDKN will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, Affiliates or representatives (collectively, “YDKN Representatives”) to, directly or indirectly, (i) initiate, solicit, knowingly encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to YDKN or any of the YDKN Subsidiaries or afford access to the business, properties, assets, books or records of YDKN or any of the YDKN Subsidiaries, to otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(i), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b) Notwithstanding anything in this Agreement to the contrary, YDKN and its Board of Directors shall be permitted: (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of YDKN shall not withdraw or modify in a manner adverse to FNB the YDKN Recommendation except as set forth in subsection (iii) below, (ii) to engage in any discussions or negotiations with, and provide any information to, any Third Party in response to a bona fide Acquisition Proposal by any such Third Party, if (x) YDKN’s Board of Directors concludes in good faith, based on the information then available after consultation with outside counsel and, with respect to financial matters, its financial advisor that failure to do so would be reasonably likely to violate their fiduciary duties under applicable Law and that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal, (y) prior to providing any information or data to any Third Party in connection with such Acquisition Proposal by any such Third Party, YDKN’s Board of Directors receives from such Third Party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to YDKN than those contained in the Confidentiality Agreement and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make the YDKN Recommendation (the “Change in YDKN Recommendation”) if YDKN’s Board of Directors concludes in good faith, based on the information then available after consultation with outside counsel and, with respect to financial matters, its financial advisor, that failure to do so would be reasonably likely to violate their fiduciary duties under applicable Law. Notwithstanding any Change in YDKN Recommendation, this Agreement shall be submitted to the shareholders of YDKN at the YDKN Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve YDKN of such obligation; provided, however, that if the Board of Directors of YDKN shall have effected a Change in YDKN Recommendation, then the Board of Directors of YDKN may submit this Agreement to YDKN’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Board of Directors of YDKN may communicate the basis for its lack of a recommendation to YDKN’s shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law. In addition to the foregoing, YDKN shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement.

(c) YDKN will promptly, and in any event within twenty-four (24) hours, (i) notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall include the material terms and conditions of the Acquisition Proposal, and (ii) notify FNB in writing of any related developments, discussions and negotiations on a current basis; including any amendments to or revisions of the terms of such Acquisition Proposal.

(d) YDKN agrees that it will, and will use its reasonable best efforts to cause the YDKN Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing by or from any Person relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the total revenues, net income or total assets of YDKN and the YDKN Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of the shares of YDKN Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 20% or more of the shares of YDKN Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 20% or more of the shares of YDKN Common Stock after the date of this Agreement, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of YDKN or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving YDKN other than the transactions this Agreement contemplates.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of YDKN Common Stock then outstanding or all or substantially all of YDKN’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of YDKN in good faith concludes, based on the information then available after consultation with its financial advisor and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of YDKN in its good faith judgment believes to be more favorable to YDKN than the Merger, (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of YDKN and (C) is reasonably capable of being completed.

(iii) For purposes of this Section 6.11, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than FNB or its Affiliates.

(f) If a Payment Event occurs, YDKN shall pay FNB by wire transfer of immediately available funds, within three (3) business days following such Payment Event, a fee of $45.0 million (the “Break-up Fee”), provided, however, that if a Payment Event occurs, YDKN shall have no obligation to pay FNB’s expenses under Section 9.3(b) and any amounts previously paid pursuant to Section 9.3(b) shall be credited against the Break-up Fee.

(g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.1(g);

(ii) the termination of this Agreement by YDKN pursuant to Section 8.1(i);

(iii) the termination of this Agreement pursuant to any other Section following the commencement of a tender offer or exchange offer for 25% or more of the outstanding shares of

YDKN Common Stock and YDKN shall not have sent to its shareholders, within ten (10) business days after the commencement of such tender offer or exchange offer, a statement that the Board of Directors of YDKN recommends rejection of such tender offer or exchange offer;

(iv) the occurrence of any of the following events within twelve (12) months of the termination of this Agreement by FNB pursuant to Section 8.1(b)(i) or 8.1(c) (in the case of Section 8.1(c), without the Requisite YDKN Vote having been obtained), or by either FNB or YDKN pursuant to Section 8.1(e), in each case, provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) YDKN enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party, (B) such Third Party, directly or indirectly, acquires substantially all of the assets of YDKN and the YDKN Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of YDKN Common Stock.

(h) Each of YDKN and FNB acknowledges that the agreements contained in this Section 6.11 are an integral part of the transactions contemplated in this Agreement and that without these agreements YDKN and FNB, respectively, would not enter into this Agreement. Accordingly, in the event YDKN or FNB, as applicable, fail to pay the Break-up Fee promptly when due, YDKN or FNB, as applicable, shall, in addition thereto, pay to the other party all costs and expenses, including attorneys’ fees and disbursements, incurred by the other party in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

6.12 Transition. Commencing on the date of this Agreement, FNB and YDKN shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of YDKN and the YDKN Subsidiaries with the businesses of FNB and its Subsidiaries, without taking action that would, in effect, give FNB a controlling influence over the management or policies of YDKN or any of the YDKN Subsidiaries, or otherwise violate applicable Laws. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of YDKN and the YDKN Subsidiaries in the ordinary course of business and applicable Law, YDKN shall use reasonable efforts to cause the employees and officers of YDKN and the YDKN Subsidiaries, including YDKN Bank, to reasonably cooperate with FNB in performing tasks reasonably required in connection with such integration. Such tasks shall include making available the employees of YDKN and the YDKN Subsidiaries at mutually agreeable times for training with respect to FNB systems and products.

6.13 Tax Representation Letters.

(a) Officers of FNB and YDKN shall execute and deliver to Reed Smith LLP, tax counsel to FNB, and Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to YDKN, tax representation letters or certificates of officers (“Tax Representation Letters”) substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Joint Proxy Statement and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(d) and Section 7.3(d) of this Agreement.

(b) FNB and YDKN shall each use its respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including (i) not taking any action that such party knows would reasonably be likely to prevent such qualification and (ii) considering and negotiating in good faith such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). For U.S. federal income tax purposes, FNB and YDKN shall each report the Merger in a manner consistent with such qualification.

(c) FNB and YDKN shall each use its reasonable best efforts to obtain the Tax opinions described in Sections 7.2(d) and 7.3(d), including by causing its officers to execute and deliver Tax Representation Letters to the law firms delivering such Tax opinions at such time or times as may reasonably be requested by such law firms. FNB and YDKN shall each use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 6.13.

6.14 Rule 16b-3. Prior to the Effective Time, FNB and YDKN shall take all steps as may be necessary or appropriate to cause the transactions contemplated by Article 1 and any other dispositions of YDKN Equity Awards (including derivative securities) or acquisitions of equity securities of FNB in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Advisory Board.

(a) As soon as practicable following the Effective Time, FNB shall establish a North Carolina Community Advisory Board to help FNB identify and engage with customers, civic leaders and nonprofit organizations throughout the North Carolina region. Six (6) directors of YDKN as of the date of this Agreement who shall be selected jointly by FNB and YDKN shall be invited to serve on the advisory board. Each advisory director shall serve for a minimum term of one (1) year. Such advisory board shall be operated in a manner that is consistent with FNB’s Community Bank Charter, including as to compensation for service as an advisory director.

(b) FNB shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Board of Directors of FNB and FNB Bank shall be increased by 1 and the YDKN Designee shall be appointed as a director of FNB and FNB Bank. FNB will nominate the YDKN Designee for election as a director at the annual meeting of FNB immediately following the Effective Time and solicit proxies for the YDKN Designee in the same manner as it does for all the other members of FNB’s slate of directors in connection with such meeting.

6.16 Informational Systems Conversion. From and after the date hereof, FNB and YDKN shall use their commercially reasonable efforts to facilitate the integration of the business of YDKN into FNB in connection with the consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of data processing and related electronic informational systems (the “Informational Systems Conversion”) to a single such system. It is the intent of the Parties that, to the extent commercially reasonable, the systems of YDKN and the systems acquired by YDKN from NewBridge Bancorp be converted to those used by FNB as soon as reasonably practicable after the Effective Time. Such planning shall include, but not be limited to: (a) discussion of the parties’ third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used in connection with the discontinued systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; (e) staff augmentation for critical business functions; (f) providing copies of all system conversion planning and testing documents and related materials to FNB in advance of the development of the final systems conversions plans and observational rights for an FNB representative to attend YDKN conversion planning meetings concerning the systems conversions along with the right to observe data system conversion testing protocols and access to data required to effectively map systems; and (g) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time.

6.17 Control of Operations. Nothing contained in this Agreement shall give either FNB or YDKN, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.18 FNB Reincorporation. YDKN acknowledges that prior to the Effective Time, FNB may change its state of incorporation from the State of Florida to the Commonwealth of Pennsylvania by converting from a Florida business corporation to a Pennsylvania business corporation (the “Reincorporation”); provided, however, that FNB may not effect the Reincorporation if (i) the Reincorporation is reasonably likely to impede or delay consummation of the transactions contemplated by this Agreement or (ii) FNB has not received the written opinion of its tax counsel, Reed Smith LLP, in form and substance reasonably satisfactory to FNB, prior to the consummation of the Reincorporation, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Reincorporation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties agree that from and after the effective date of the Reincorporation, all references in this Agreement to (a) “State of Florida,” (b) “Florida Business Corporation Act,” (c) “FBCA” and (d) “Florida Articles of Merger,” shall be amended and replaced, without any further action of the Parties, by the terms (w) Commonwealth of Pennsylvania, (x) Pennsylvania Entity Transactions Law, as amended, (y) “ETL” and (z) “Pennsylvania Statement of Merger,” respectively.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. This Agreement and the Merger this Agreement contemplates shall have been approved and adopted by Requisite YDKN Vote; and the Requisite FNB Vote shall have been obtained.

(b) NYSE Listing. The shares of FNB Common Stock to be issued to the holders of YDKN Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and (ii) none of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

7.2 Conditions to Obligation of FNB to Effect the Merger. The obligation of FNB to effect the Merger is also subject to the satisfaction or waiver by FNB, where permitted by applicable Law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of YDKN set forth in this Agreement (other than the representations and warranties in Sections 3.1(a), 3.1(c), 3.2(a), 3.3(a), 3.3(b)(i), 3.7 and

3.8(ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of such representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on YDKN (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii) Each of the representations and warranties of YDKN set forth in Sections 3.1(a), 3.1(c), 3.3(a), 3.3(b)(i) and 3.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii) The representations and warranties of YDKN set forth in Section 3.2(a) and Section 3.8(ii) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, in the case of Section 3.2(a), for inaccuracies that are de minimis.

(b) Performance of Obligations of YDKN. YDKN shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate of YDKN. FNB shall have received a certificate signed on behalf of YDKN by the Chief Executive Officer or the Chief Financial Officer of YDKN certifying as to the matters set forth in Sections 7.2(a) and 7.2(b).

(d) Federal Tax Opinion. FNB shall have received the written opinion of its tax counsel, Reed Smith LLP, in form and substance reasonably satisfactory to FNB, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in Tax Representation Letters executed by officers of YDKN and FNB.

7.3 Conditions to Obligation of YDKN to Effect the Merger. The obligation of YDKN to effect the Merger is also subject to the satisfaction or waiver by YDKN, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of FNB set forth in this Agreement (other than the representations and warranties in Sections 4.1(a), 4.1(c), 4.2(a), 4.3(a), 4.3(b)(i), 4.7 and 4.8(ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of such representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on FNB (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii) Each of the representations and warranties of FNB set forth in Sections 4.1(a), 4.1(c), 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii) The representations and warranties of FNB set forth in Section 4.2(a) and Section 4.8(ii) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, in the case of Section 4.2(a), for inaccuracies that are de minimis.

(b) Performance of Obligations of FNB. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate of FNB. YDKN shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB certifying as to the matters set forth in Sections 7.3(a) and 7.3(b).

(d) Federal Tax Opinion. YDKN shall have received the written opinion of its tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to YDKN, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon Tax Representation Letters executed by officers of YDKN and FNB.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Date, whether before or after the obtainment of the Requisite YDKN Vote or the Requisite FNB Vote, and the Merger may be abandoned:

(a) Mutual Consent. by the mutual consent in writing of FNB and YDKN if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) Breach.

(i) by FNB, if (A) any of the representations and warranties of YDKN contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(a) would not be satisfied or (B) YDKN shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied, in either case other than as a result of a material breach by FNB of any of its obligations under this Agreement, and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of thirty (30) days after YDKN has received written notice from FNB of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond the Outside Date;

(ii) by YDKN, if (A) any of the representations and warranties of FNB contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(a) would not be satisfied or (B) FNB shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied, in either case other than as a result of a material breach by YDKN of any of its obligations under this Agreement, and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of thirty (30) days after FNB has received written notice from YDKN of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond the Outside Date;

(c) Delay. by FNB or YDKN, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern Time, on May 31, 2017 (the “Outside Date”), unless the failure of the Merger to be consummated by the Outside Date shall have been due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) No Regulatory Approval. by FNB or YDKN, if its respective Board of Directors so determines, in the event the approval of any Governmental Entity required for consummation of the Merger or the Bank Merger shall have been denied by final nonappealable action of such Governmental Entity, an application therefor shall have been permanently withdrawn at the request of any Governmental Entity or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement;

(e) No YDKN Shareholder Approval. by FNB, or by YDKN provided that YDKN shall not be in material breach of any of its obligations under Section 6.3, if the Requisite YDKN Vote shall not have been obtained by reason of the failure to obtain the Requisite YDKN Vote at the YDKN Shareholders Meeting or at any adjournment or postponement thereof;

(f) No FNB Shareholder Approval. by YDKN, if the Requisite FNB Vote shall not have been obtained by reason of the failure to obtain the Requisite FNB Vote at the FNB Shareholders Meeting or at any adjournment or postponement thereof;

(g) YDKN Failure to Recommend. at any time prior to such time as the Requisite YDKN Vote is obtained, by FNB if (i) YDKN shall have breached Section 6.11(a) – (d) in any respect materially adverse to FNB, (ii) the YDKN Board of Directors shall have failed to make the YDKN Recommendation or shall have effected a Change in YDKN Recommendation, (iii) the YDKN Board of Directors shall have approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of within the ten (10) business day period specified in Rule 14e-2 under the Exchange Act), or proposed or resolved to recommend or endorse an Acquisition Proposal, or (iv) YDKN shall have materially breached its obligations under Section 6.3(a) by failing to call, give notice of, convene and hold the YDKN Shareholders Meeting;

(h) FNB Failure to Recommend. at any time prior to such time as the Requisite FNB Vote is obtained, by YDKN if (i) the FNB Board of Directors shall have failed to make the FNB Recommendation or withdrawn or modified in a manner adverse to YDKN the FNB Recommendation or (ii) FNB shall have materially breached its obligations under Section 6.3(b) by failing to call, give notice of, convene and hold the FNB Shareholders Meeting;

(i) Superior Proposal. at any time prior to the such time as the Requisite YDKN Vote has been obtained, by YDKN in order to enter concurrently into an Acquisition Proposal that has been received by YDKN and the YDKN Board of Directors in compliance with Sections 6.11(a) and (b) and that YDKN’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by YDKN pursuant to Section 8.1(g) or this Section 8.1(i) only after the third (3rd) business day following YDKN’s provision of written notice to FNB advising FNB that the YDKN Board of Directors is prepared to accept a Superior Proposal (it being understood, for the avoidance of doubt, that the delivery of such notice shall not entitle FNB to terminate this Agreement pursuant to this Section 8.1(i)) and only if (i) during such three (3) business day period, YDKN has negotiated, and has used its reasonable best efforts to cause its financial and legal advisors to negotiate, with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) YDKN’s Board of

Directors has considered any such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB, and further provided that such termination shall not be effective until YDKN has paid the Break-up Fee provided by Section 6.11(f) to FNB; or

(j) FNB Market Value. by YDKN, if the YDKN Board of Directors so determines by a majority vote of its members at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) the FNB Market Value is less than 80% of the Initial FNB Market Value; and

(ii) the number obtained by dividing the FNB Market Value by the Initial FNB Market Value (“FNB Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

(iii) For purposes of this Section 8.1(j), the following terms shall have the meanings indicated below:

(A) “FNB Market Value” shall be the average of the daily closing sales prices of a share of FNB Common Stock as reported on NYSE for the ten (10) consecutive trading days immediately preceding the Determination Date.

(B) “Determination Date” shall mean the date on which the last Requisite Regulatory Approval is obtained with respect to the transactions contemplated by this Agreement, without regard to a requisite waiting period.

(C) “Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

(D) “Index” means the SNL Mid Cap U.S. Bank Index; provided, however, that if the SNL Mid Cap U.S. Bank Index is not available for any reason, “Index” shall mean the NASDAQ Bank Index.

(E) “Initial FNB Market Value” means the average of the daily closing sales prices of a share of FNB Common Stock, as reported on NYSE, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(F) “Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(iv) For purposes of this Section 8.1(j), if FNB or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(j).

8.2 Effect of Termination. In the event of termination of this Agreement by either FNB or YDKN as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.2(b), 6.11(f)-(h), 8.2, 9.3 and 9.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its fraud or willful breach of any of the provisions of this Agreement.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after the receipt of the Requisite YDKN Vote; provided, however, that after the receipt of the Requisite YDKN Vote, there may not be, without further approval of the YDKN shareholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after the receipt of the Requisite YDKN Vote, there may not be, without further approval of the YDKN shareholders, any extension or waiver that requires further approval under applicable Law or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of YDKN Common Stock under this Agreement, other than as this Agreement contemplates. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 A.M., Pittsburgh time, at the offices of Reed Smith LLP, on a date which shall be no later than five (5) business days after the satisfaction or waiver, subject to applicable Law, of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof, unless the parties, by mutual written agreement, agree that the Closing shall occur on another date or place or at another time (the “Closing Date”), provided that in no event shall the Closing occur prior to January 2, 2017.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed, in whole or in part, after the Effective Time.

9.3 Expenses.

(a) Each party to this Agreement will bear all fees and expenses incurred by it in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Joint Proxy Statement and all filing and other fees to be paid to the SEC in connection with the Merger shall be shared equally between YDKN and FNB (it being understood that each party shall bear its own expenses in connection with mailing the Joint Proxy Statement to such party’s shareholders in connection with the shareholders meetings contemplated by Section 6.3), and provided further that, in accordance with Section 8.2, nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s fraud or willful breach of any provision of this Agreement.

(b) In the event that this Agreement is terminated by:

(i) FNB pursuant to Section 8.1(b)(i); or

(ii) YDKN pursuant to Section 8.1(b)(ii),

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within three (3) business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $1.5 million, including professional fees of legal counsel, financial advisors and accountants, and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed duly given if delivered personally, sent via facsimile, with confirmation, sent via email, with confirmation, so long as such email states it is a notice delivered pursuant to this Section 9.4, delivered by an express courier or mailed by registered or certified mail, return receipt requested, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a) if to YDKN, to:

Yadkin Financial Corporation

3600 Glenwood Avenue, Suite 300

Raleigh, NC 27612

Attention: Scott M. Custer, President & Chief Executive Officer

Email: Scott.Custer@yadkinbank.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Sven G. Mickisch

Facsimile: (917) 777-3554

Email: Sven.Mickisch@skadden.com

(b) if to FNB, to:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Attention: Vincent J. Delie, Jr., President and Chief Executive Officer

Facsimile: (724) 983-3515

Email: Delie@fnb-corp.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

Attention: Gary R. Walker, Esq.

Facsimile: (412) 288-3063

Email: gwalker@reedsmith.com

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to

Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The YDKN Disclosure Schedule and the FNB Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of either Disclosure Schedule shall be deemed disclosed for purposes of any other section of Article 3 or Article 4, respectively, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face, notwithstanding the absence of a specific cross-reference, of such disclosure. No item is required to be set forth in either Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect. The mere inclusion of an item in either Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by either party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, or that any breach or violation of applicable Laws or any contract exists or has actually occurred. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law. As used in this Agreement, “knowledge” means the actual knowledge as of the date referenced of executive officers of the applicable party following reasonable inquiry of persons within their organization and its Subsidiaries who would be reasonably expected to be knowledgeable about the relevant subject matter. As used herein, (i) ”business day” means any day other than a Saturday, a Sunday or a day on which banks in Raleigh, North Carolina or Pittsburgh, Pennsylvania are authorized by law or executive order to be closed, (ii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party or its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (iii) references to “the date hereof” shall mean the date of this Agreement, (iv) the word “or” is not exclusive and (v) terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

9.6 Counterparts. This Agreement, any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed in two or more counterparts, including by facsimile or other electronic means, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.7 Entire Agreement. This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.8 Governing Law; Jurisdiction; Specific Performance.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to any applicable conflicts of law.

(b) Each of the parties to this Agreement agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions that are contemplated by this Agreement exclusively in any federal or state court sitting in Wilmington, Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.4.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

(d) Each party agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties, whether by operation of law or otherwise, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7(d), this Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of F.N.B. Corporation and Yadkin Financial Corporation have executed this Agreement as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Name:	Vincent J. Delie, Jr.
Title:	President and Chief Executive Officer

YADKIN FINANCIAL CORPORATION

By:	/s/ Scott M. Custer
Name:	Scott M. Custer
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT B

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Bank Merger Agreement”), dated as of July 20, 2016, is by and between First National Bank of Pennsylvania (“FNB Bank”) and Yadkin Bank (“Yadkin Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement”) dated as of July 20, 2016, between F.N.B. Corporation (“FNB”) and Yadkin Financial Corporation (“YDKN”).

WlTNESSETH:

WHEREAS, Yadkin Bank is a North Carolina banking institution and a wholly owned subsidiary of YDKN; and

WHEREAS, FNB Bank is a national banking association and a wholly owned subsidiary of FNB; and

WHEREAS, FNB and YDKN have entered into the Parent Merger Agreement, pursuant to which YDKN will merge with and into FNB (the “Parent Merger”); and

WHEREAS, FNB Bank and Yadkin Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1. The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2 below), Yadkin Bank shall merge with and into FNB Bank (the “Bank Merger”) under the laws of the United States and of the State of North Carolina. FNB Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date and at the time (the “Effective Time”) specified in the Bank Merger approval to be issued by the Office of the Comptroller of the Currency (the “OCC”), which date and time shall not be earlier than the Effective Time provided for the Parent Merger pursuant to Section 1.2 of the Parent Merger Agreement.

3. Charter; Bylaws. The Charter and Bylaws of FNB Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4. Name; Offices. The name of the Surviving Bank shall be “First National Bank of Pennsylvania.” The main office of the Surviving Bank shall be the main office of FNB Bank immediately prior to the Effective Time.

5. Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of the Surviving Bank shall be the directors of FNB Bank immediately prior to the Effective Time and one (1) current member of the board of directors of YDKN, and (ii) the executive officers of FNB Bank immediately prior to the Effective Time shall serve as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6. Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215a, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of FNB Bank and Yadkin Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of FNB Bank and Yadkin Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7. Effect on Shares of Stock.

(a) Each share of FNB Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of Yadkin Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Yadkin Bank capital stock held in the treasury of Yadkin Bank immediately prior to the Effective Time shall be retired and canceled.

8. Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FNB as the sole shareholder of FNB Bank and YDKN as the sole shareholder of Yadkin Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. FNB Bank and Yadkin Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC, the North Carolina Commissioner of Banks and the North Carolina Department of the Secretary of State as may be required by applicable laws and regulations.

9. Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FNB as the sole shareholder of FNB Bank and YDKN as the sole shareholder of Yadkin Bank at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of Yadkin Bank as offices of the Surviving Bank and (iv) the consummation of the Parent Merger pursuant to the Parent Merger Agreement at or before the Effective Time.

10. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Yadkin Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Yadkin Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Yadkin Bank or otherwise to take any and all such action.

11. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of FNB Bank and Yadkin Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party

13. Assignment. This Bank Merger Agreement may not be assigned by either FNB Bank or Yadkin Bank without the prior written consent of the other.

14. Termination. This Bank Merger Agreement may be terminated by written agreement of FNB Bank and Yadkin Bank at any time prior to the Effective Time, and in any event shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.

15. Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Delaware without regard to the conflicts of law provisions thereof.

16. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of FNB Bank and Yadkin Bank have caused this Bank Merger Agreement to be executed on its behalf by their duly authorized officers.

FIRST NATIONAL BANK OF PENNSYLVANIA

By:
Vincent J. Delie, Jr.
President and Chief Executive Officer

YADKIN BANK

By:
Scott M. Custer
President and Chief Executive Officer

[Signature Page to Bank Merger Agreement]

APPENDIX B

FORM OF VOTING AGREEMENT

July 20, 2016

F.N.B. Corporation

One North Shore Center

12 Federal Street

Pittsburgh, PA 15212

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), F.N.B. Corporation, a Florida corporation (“FNB”), and Yadkin Financial Corporation, a North Carolina corporation (“Yadkin”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby Yadkin will merge with and into FNB (the “Merger”) and shareholders of Yadkin will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to FNB’s interest in entering into the Merger Agreement is that I execute and deliver this Voting Agreement to FNB.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of shares of voting common stock, par value $1.00 per share, of Yadkin (the “Yadkin Common Stock”), that is set forth on Appendix A hereto, and I hold stock options or restricted stock awards to acquire or obtain the number of shares of Yadkin Common Stock set forth on Appendix A hereto. All of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including, except with respect to stock options or restricted stock awards, any restriction on the right to dispose of such securities). None of the securities listed on Appendix A is subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of Yadkin, (ii) securities of Yadkin convertible into or exchangeable for shares of capital stock or voting securities of Yadkin or (iii) options or other rights to acquire from Yadkin any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Yadkin. The Yadkin Common Stock listed on Appendix A, together with all Yadkin Common Stock that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c) During the term of this Voting Agreement, at the YDKN Shareholders Meeting and at any other meeting of Yadkin shareholders, however called, and on every action or approval by written consent of shareholders of Yadkin, I will vote or cause to be voted all Shares over which I have sole voting power, and I will use my reasonable best efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

July 20, 2016

(d) During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my reasonable best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that Yadkin shall not be bound by any attempted sale of any Yadkin Common Stock over which I have sole voting and dispositive power, and Yadkin’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants or other transfers solely for estate planning purposes; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to FNB an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of Yadkin and as an option or restricted stock holder, if I am such, and not in any other capacity, such as a director or officer of Yadkin or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of Yadkin Common Stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on Yadkin’s Board of Directors or as an officer of Yadkin, in acting in my capacity as a director, officer or fiduciary of Yadkin.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earliest to occur of (a) the favorable vote of the Yadkin shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) FNB and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB’s rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

July 20, 2016

I agree and acknowledge that FNB may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, FNB shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in Wilmington, Delaware, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Very truly yours,

[Name of Shareholder]

Address:

Facsimile:

Acknowledged and Agreed:

F.N.B. CORPORATION

By:
Vincent J. Delie, Jr.,
President and Chief Executive Officer

Address:	One North Shore Center
12 Federal Street
Pittsburgh, PA 15212
Facsimile: (724) 983-3515

Dated:                     , 2016

July 20, 2016

Appendix A to Voting Agreement

Common shares beneficially owned (including shares underlying restricted stock awards and excluding shares issuable upon the exercise of stock options) – [●]

Shares issuable upon the exercise of vested stock options – [●]

APPENDIX C

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of July 20, 2016 (this “Agreement”), is entered into by and between F.N.B. Corporation, a Florida corporation (“FNB”), and the undersigned shareholder of the Company (together with its affiliated private investment funds holding shares of Company Common Stock, the “Shareholder”). Capitalized terms used herein and not defined shall have the meanings specified in the Merger Agreement (defined below).

WHEREAS, concurrently herewith, Yadkin Financial Corporation, a North Carolina corporation (the “Company” or “YDKN”), and FNB are entering into that certain Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other transactions, the Company will, on the terms and subject to the conditions set forth therein, merge with and into FNB, with FNB being the surviving company and, in connection therewith, the shares of voting common stock, par value $1.00 per share, of the Company issued and outstanding immediately prior to the Effective Time, other than Treasury Shares, will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement, subject to the terms and conditions therein;

WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, and has the sole right to vote and dispose of, the number of shares of voting common stock of the Company (“Company Common Stock”) set forth on the signature page hereto (such shares of Company Common Stock are hereinafter referred to as the “Shares”, and the Shares, together with any other capital stock of the Company acquired by the Shareholder after the date hereof, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities or otherwise, and any other securities issued by the Company that are entitled to vote on the approval of the Merger Agreement held or acquired by the Shareholder, whether acquired heretofore or hereafter, are collectively referred to herein as the “Subject Shares”);

WHEREAS, receiving the Requisite YDKN Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to FNB to enter into the Merger Agreement and incur the obligations therein, FNB has required that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Vote; Restrictions on Voting and Dispositions.

(a) Agreement to Vote Subject Shares. The Shareholder hereby irrevocably agrees that from the date hereof until the Expiration Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s shareholders, however called, the Shareholder will, to the fullest extent that the Subject Shares are entitled to vote thereon, (x) appear at such meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted all of the Subject Shares to approve the Merger Agreement, provided that the Merger Agreement shall not have been amended or otherwise modified in a manner that would reasonably be expected to be materially adverse to the Shareholder (including, for the avoidance of doubt, the making of any waiver, amendment or other modification of the Merger Agreement that reduces the amount or value of, or changes the type of, consideration payable to holders of Company Common Stock in the Merger).

(b) Restrictions on Transfers. The Shareholder hereby agrees that, from the date hereof until the earlier of the receipt of the Requisite YDKN Vote or the Expiration Time, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Subject Shares (collectively, “Transfer”) other than to its affiliates (a “Permitted Transferee”); provided that as a condition to such Transfer, such affiliate shall execute an agreement that is identical in form to this Agreement; provided, further, that the assigning Shareholder shall remain jointly and severally liable for the breaches of any of such affiliates of the terms hereof. Any Transfer in violation of this provision shall be void. The Shareholder further authorizes FNB to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares and that this Agreement places limits on the voting of the Subject Shares.

(c) Transfer of Voting Rights. The Shareholder hereby agrees that the Shareholder shall not deposit any Subject Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement, in each case, in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Subject Shares.

(d) Acquired Shares. Any shares of Company Common Stock or other voting securities of the Company with respect to which beneficial ownership is acquired by the Shareholder or its affiliates, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares of Company Common Stock or upon exercise or conversion of any securities of the Company, if any, after the date hereof shall automatically become subject to the terms of this Agreement as Subject Shares.

(e) Inconsistent Agreements. The Shareholder hereby agrees that it shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Subject Shares in any manner which is inconsistent with this Agreement.

2. Non-Solicit. In its capacity as a shareholder of the Company, the Shareholder shall not, and shall use its reasonable best efforts to cause its affiliates (excluding portfolio company investments) and each of their respective officers, directors, employees and representatives acting on its behalf not to, directly or indirectly, solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in the Securities Exchange Act) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement.

3. Representations, Warranties and Covenants of the Shareholder.

(a) Representations and Warranties. The Shareholder represents and warrants to FNB as follows:

(i) Capacity. The Shareholder is duly organized and validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite capacity, power and authority to enter into and perform his, her or its obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of the Shareholder for the execution, delivery and performance of this Agreement by the Shareholder or the consummation by the Shareholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Agreement by the Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by FNB, this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his, her or its obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of the Shareholder, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder. Except as contemplated by this Agreement, the Shareholder (a) has not entered into any voting agreement or voting trust with respect to any Shares or entered into any other contract relating to the voting of the Shares or (b) has not appointed or granted a proxy or power of attorney with respect to any Shares.

(v) Ownership of Shares. Except for restrictions in favor of FNB pursuant to this Agreement, and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Shareholder owns, beneficially and of record, all of the Shares, as applicable, free and clear of any proxy, voting restriction, security interest, or other lien and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Shareholder’s rights of voting or disposition pertaining thereto and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of Shares equals that number of shares of Company Common Stock set forth on the signature page hereto. The Shareholder has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held at the Depository Trust Company and/or in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. As of the date of this Agreement, there is no action, suit, investigation, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by the Shareholder of its obligations under this Agreement.

(vii) Reliance. The Shareholder understands and acknowledges that FNB is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations and warranties of the Shareholder contained herein.

(b) Representations and Warranties. FNB represents and warrants to the Shareholder as follows:

(i) Capacity. FNB is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to enter into and perform its obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of FNB for the execution, delivery and performance of this Agreement by FNB or the consummation by FNB of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by FNB and the execution, delivery and performance of this Agreement by FNB and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of FNB.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Shareholder, this Agreement constitutes the valid and binding agreement of FNB, enforceable against FNB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(iv) Non-Contravention. The execution and delivery of this Agreement by FNB does not, and the performance by FNB of its obligations hereunder and the consummation by FNB of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which FNB is a party or by which FNB is bound, or any statute, rule or regulation to which FNB is subject or, in the event that FNB is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of FNB, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to impair the ability of FNB to perform its obligations hereunder.

(c) Covenants. From the date hereof until the Expiration Time:

(i) the Shareholder agrees not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding or in any material respect, interfering with or adversely affecting the performance by the Shareholder of its obligations under this Agreement;

(ii) the Shareholder hereby agrees, while this Agreement is in effect, to promptly notify FNB of the number of any new shares of Company Common Stock acquired by the Shareholder, if any, after the date hereof; and

(iii) the Shareholder hereby authorizes FNB and the Company to publish and disclose in any announcement or disclosure required by applicable Law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement solely the Shareholder’s identity and ownership of the Subject Shares and the nature of the Shareholder’s obligation under this Agreement, subject to the prior written approval of such disclosure, which approval shall not be unreasonably withheld, conditioned or delayed.

4. Termination. Other than this Section 4 and Section 5, which shall survive any termination of this Agreement, this Agreement will terminate (the “Expiration Time”) upon the earliest of (a) the favorable vote of the YDKN shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) the date of termination of the Merger Agreement in accordance with its terms, (d) the making of any waiver, amendment or other modification of the Merger Agreement that reduces the amount or value of consideration payable to holders of Company Common Stock in the Merger, or changes the type of consideration payable to holders of Company Common Stock in the Merger in a manner reasonably expected to be adverse to holders of Company Common Stock (for the avoidance of doubt, any such change that reduces the amount or value of the consideration payable to holders of Company Common Stock in the Merger shall be considered “adverse to holders of Company Common Stock”), and (e) the date on which the Merger Agreement shall have been amended or otherwise modified in a manner that would otherwise be reasonably expected to be materially adverse to the Shareholder; provided that no such termination shall relieve any party hereto from any liability for any willful and material breach of this Agreement occurring prior to such termination.

5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email or facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to FNB, to:

F.N.B. Corporation

One North Shore Center

12 Federal Street

Pittsburgh, PA 15212

Attention: Vincent J. Delie, Jr., President and Chief Executive Officer

Facsimile: (724) 983-3515

Email: Delie@fnb-corp.com

With a copy (which shall not constitute notice) to:

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

Attention: Gary R. Walker, Esq.

Facsimile: (412) 288-3063

Email: gwalker@reedsmith.com

If to the Shareholder, to the address for the Shareholder set forth on the signature pages hereto.

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by FNB and the Shareholder.

(d) Successors and Assigns. No party may assign any of its or his rights or delegate any of its or his obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise.

(e) Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any person, other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i) Specific Performance; Remedies Cumulative. The parties hereto acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in his or its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with his or its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of his or its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Wilmington, Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(m) Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(n) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement will be interpreted for or against any party because that party or his or its legal representative drafted the provision.

(o) Name, Captions, Gender. Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

(p) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

(q) No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (including, for the avoidance of doubt, any Permitted Transferees) and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate (other than the Shareholder) of any of the foregoing, including the Company (each, unless a Permitted Transferee, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. For the avoidance of doubt, nothing in this Section 5(q) shall be deemed to limit, restrict or otherwise affect in any way any rights or remedies available under the Merger Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

F.N.B. CORPORATION

By:
Name:
Title:

[SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER

[ENTITY NAME]

By:

Name:
Title:

Number of Shares:

Address:

[SIGNATURE PAGE TO VOTING AGREEMENT]

APPENDIX D

July 20, 2016

Board of Directors

Yadkin Financial Corporation

3600 Glenwood Avenue, Suite 300

Raleigh, NC 27612

Ladies and Gentlemen:

Yadkin Financial Corporation (“YDKN”) and F.N.B. Corporation (“FNB”) intend to enter into an agreement and plan of merger (the “Agreement”) pursuant to which YDKN will merge with and into FNB, with FNB as the surviving entity (the “Merger”). Pursuant to the terms of the Merger, upon the Effective Time of the Merger, each share of the voting common stock, par value $1.00 per share, of YDKN (“YDKN Common Stock”) issued and outstanding immediately prior to the Effective Time, except for those shares as specified in the Agreement, shall be converted into the right to receive 2.16 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of FNB (“FNB Common Stock”). The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of YDKN Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated July 18, 2016; (ii) certain publicly available financial statements and other historical financial information of YDKN that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of FNB that we deemed relevant; (iv) certain internal financial projections for YDKN for the years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings per share growth rate for the years thereafter, as provided by the senior management of YDKN; (v) publicly available mean and median analyst earnings per share estimates for YDKN for the years ending December 31, 2016 and December 31, 2017; (vi) certain internal financial projections for FNB for the years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings per share growth rate and stand-alone dividend payout ratio for the years thereafter, as provided by the senior management of FNB and its representatives; (vii) publicly available mean and median analyst earnings per share estimates for FNB for the years ending December 31, 2016 and December 31, 2017; (viii) the proforma financial impact of the Merger on FNB based on certain assumptions relating to transaction costs, purchase accounting adjustments, proforma dividend payments, expected cost savings and a core deposit intangible asset, as provided by the senior management of FNB and its representatives; (ix) the publicly reported historical price and trading activity for YDKN Common Stock and FNB Common Stock, including a comparison of certain stock market information for YDKN Common Stock and FNB Common Stock and certain stock indices, as well as publicly available information for certain other similar

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY I 0020

T: (212) 466-7800 / (800) 635-6851

www.sandleroneill.com

companies, the securities of which are publicly traded; (x) a comparison of certain financial and other information for YDKN and FNB with similar institutions for which information is publicly available; (xi) the financial terms of certain recent business combinations in the commercial banking industry (on a nationwide basis), to the extent publicly available; (xii) the current market environment generally and in the commercial banking sector in particular; and (xiii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of YDKN the business, financial condition, results of operations and prospects of YDKN and held similar discussions with the senior management of FNB regarding the business, financial condition, results of operations and prospects of FNB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by YDKN and FNB, or their respective representatives, or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of YDKN and FNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of YDKN or FNB, or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of YDKN or FNB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of YDKN, FNB or the combined entity after the Merger and we have not reviewed any individual credit files relating to YDKN or FNB. We have assumed, with your consent, that the respective allowances for loan losses for both YDKN and FNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for YDKN for the years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings per share growth rate for the years thereafter, as provided by the senior management of YDKN. In addition, Sandler O’Neill used certain internal financial projections for FNB for the years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings per share growth rate and stand-alone dividend payout ratio for the years thereafter, as provided by the senior management of FNB and its representatives. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction costs, pro forma dividend payments, purchase accounting adjustments, expected cost savings and a core deposit intangible asset, as provided by the senior management of FNB and its representatives. With respect to the foregoing information, the respective senior managements of YDKN and FNB confirmed to us that those projections, estimates and judgments reflected the best currently available projections, estimates and judgments of those respective managements of the future financial performance of YDKN and FNB, respectively, and we assumed that such performance would be achieved. We express no opinion as to such information or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of YDKN or FNB since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that YDKN and FNB would remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on YDKN, FNB or the Merger or any related transaction, and (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that YDKN has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of YDKN Common Stock or FNB Common Stock at any time or what the value of FNB Common Stock will be once it is actually received by the holders of YDKN Common Stock.

We have acted as YDKN’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. YDKN has also agreed to indemnify us against certain liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. As we have previously advised you, in the two years preceding the date of this opinion we have provided certain investment banking services to FNB and have received customary compensation for such services and may provide, and receive compensation for, such services in the future. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to YDKN and FNB and their respective affiliates. We may also actively trade the equity and debt securities of YDKN and FNB or their respective affiliates for our own account and for the accounts of our customers.

This letter is directed to the Board of Directors of YDKN in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of YDKN as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of YDKN Common Stock and does not address the underlying business decision of YDKN to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for YDKN or the effect of any other transaction in which YDKN might engage. We do not express any opinion as to amount or nature of the compensation to be received in the Merger by any YDKN or FNB officer, director, or employee, or class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of YDKN Common Stock from a financial point of view.

Very truly yours,

APPENDIX E

RBC Capital Markets, LLC 200 Vesey Street New York, NY 10281-8098

July 20, 2016

The Board of Directors

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to F.N.B. Corporation, a Florida corporation (“Parent”), of the Consideration (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger (the “Agreement”) between Parent and Yadkin Financial Corporation, a North Carolina corporation (the “Company”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that the Company will merge with and into Parent (the “Merger”) and, at the Effective Time, each share of (i) voting common stock, par value $1.00 per share, of the Company (“Company Voting Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares held by the Company, Parent, or any direct or indirect wholly-owned subsidiary of Parent or the Company (collectively, “Treasury Shares”), which will be cancelled for no consideration) will be converted into the right to receive 2.16 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of Parent (“Parent Common Stock”) (the “Stock Consideration”) and (ii) non-voting common stock, par value $1.00 per share, of the Company (“Company Non-Voting Common Stock” and, together with Company Voting Common Stock, “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Treasury Shares, which will be cancelled for no consideration) will be converted into the right to receive, at the election of the holder of Company Non-Voting Common Stock, either (i) the Stock Consideration or (ii) an amount in cash equal to (a) the average closing price of FNB Common Stock for each of the 20 trading days ending on and including the 5th such trading day prior to the Closing Date multiplied by (b) the Exchange Ratio (the “Cash Consideration”, and together with the Stock Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. We are acting as a financial advisor to Parent in connection with the Merger and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to Parent in connection with the Merger, if the Merger is successfully completed we will receive an additional larger fee, against which the fee we received for delivery of this opinion will be credited. In addition, if, in connection with the Merger not being completed, Parent receives a termination fee, we will be entitled to a specified percentage of that fee in cash, when it is received by Parent. In the event the Merger is not completed, we will be entitled to receive a similar fee for any fairness opinion requested by Parent in connection with any other transaction or series of transactions whereby, directly or indirectly, capital stock of the Company or any of its assets is transferred to Parent or any of its affiliates, and a similar contingent transaction fee if such other transaction or series of transaction is consummated at any time pursuant to a definitive agreement, letter of intent or other evidence of

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commitment entered into during the term of our engagement or within eighteen months thereafter. Parent has also agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of Parent and/or the Company and receive customary compensation, and may also actively trade securities of Parent and/or the Company for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

RBCCM has provided investment banking and financial advisory services to Parent in the past, for which it received customary compensation, including, in the past two years, having acted as (i) a financial advisor in connection with certain acquisition transactions and (ii) a joint bookrunner for a subordinated debt offering. As you also are aware, RBCCM and its affiliates in the past have provided and in the future may provide, investment banking, commercial banking and other financial services to the Company and/or certain of its affiliated companies and have received and in the future may receive compensation for these services. In addition, a family member of a senior executive officer of Parent is an entry level employee in the investment banking division of RBCCM.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement received July 19, 2016 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Parent and the Company and certain other relevant historical operating data relating to Parent and the Company made available to us from published sources and from the internal records of Parent and the Company, respectively; (iii) we reviewed financial projections and forecasts of Parent and the combined post-Merger company prepared by Parent’s management, and financial projections and forecasts of the Company, prepared by each of the Company and the Parent’s management (“Forecasts”); (iv) we conducted discussions with members of the senior managements of Parent and the Company with respect to the business prospects and financial outlook of Parent and the Company as standalone entities as well as the potential synergies from the Merger; (v) we reviewed Wall Street research estimates regarding the potential future performance of Parent and the Company as standalone entities; (vi) we reviewed the reported prices and trading activity for Parent Common Stock and Company Voting Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate. In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph, we performed a valuation analysis of each of Parent and the Company as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Parent and the Company as well as precedent transaction analysis with respect to the Company. Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses. In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Parent or the Company (including, without limitation, the financial statements and related notes thereto of each of Parent and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by Parent or the Company, as the case may be (including Forecasts provided to us by Parent with respect to certain cost and revenue synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Parent or the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, of Parent, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based. In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal

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of any of the assets or liabilities of Parent or the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Parent or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Parent or the Company.

We have assumed, in all respects material to our analysis that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement. Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which Parent Common Stock or Company Voting Common Stock have traded or will trade following the announcement of the Merger nor the prices at which Parent Common Stock will trade following the consummation of the Merger. The opinion expressed herein is provided for the information and assistance of the Board of Directors of Parent in connection with the Merger. We express no opinion and make no recommendation to any stockholder of Parent as to how such stockholder should vote with respect to the Merger or any other proposal to be voted upon by them in connection with the Merger. All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors of Parent. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. Our opinion does not address the merits of the underlying decision by Parent to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which Parent might engage. Our opinion addresses solely the fairness of the Consideration, from a financial point of view, to Parent. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Parent’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to stockholders of the Company. Our opinion has been approved by RBCCM’s Fairness Opinion Committee. Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

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